As confidentially submitted to the Securities and Exchange Commission on May 20, 2015
Pursuant to the Jumpstart Our Business Startups Act

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bioceres S.A.
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of Argentina	2870	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Bioceres S.A.
Ocampo 210 bis
Predio CCT, Rosario, Santa Fe, Argentina
Tel: +54 (341) 486-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Corporate Research, Ltd.
10 E. 40th Street, 10th Floor
New York, NY 10016
Tel.: +1 (212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Conrado Tenaglia, Esq. Matthew S. Poulter, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 Phone: +1 (212) 903-9000 Fax: +1 (212) 903-9100	Michael K. Coddington, Esq. Matthew R. Kuhn, Esq. Faegre Baker Daniels LLP 2200 Wells Fargo Center, 90 South Seventh St. Minneapolis, MN 55402 Phone: +1 (612) 766-7000 Fax: +1 (612) 766-1600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Calculation of Registration Fee

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount of Registration Fee
Ordinary Shares, nominal value $ per share(4)(5)	$	$

(1)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that may be purchased by the international underwriters.
(3)	Translated into dollars based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank of Argentina on December 30, 2014 (the last day of the year for which exchange rates were reported).
(4)	The ordinary shares may initially be represented by the registrant’s American Depositary Shares, or ADSs, each of which represents ordinary shares. A separate registration statement on Form F-6 will be filed for the registration of ADSs issuable upon deposit of the ordinary shares registered hereby.
(5)	Includes ordinary shares which the underwriters may purchase solely to cover over-allotments, if any, and ordinary shares which are to be offered outside the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act, including ordinary shares which the registrant may sell to current shareholders pursuant to preemptive rights and accretion rights.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated May 20, 2015

Bioceres S.A. (incorporated in Argentina)

Ordinary Shares
represented by
American Depositary Shares
$        per American Depositary Share

This is the initial public offering of the ordinary shares of Bioceres S.A., or Bioceres. We are offering           ordinary shares in a global offering. The ordinary shares will be offered in the form of American Depositary Shares, or ADSs, in the United States and other countries outside of Argentina through the international underwriters named in this prospectus. Each ADS represents           ordinary shares. We refer to this offering of ordinary shares in the form of ADSs, as the “international offering.” We are concurrently offering           ordinary shares in Argentina through the Argentine underwriter under a Spanish-language offering document, which we refer to as the “Argentine offering.” The total number of ordinary shares in the international and Argentine public offerings is subject to reallocation between these offerings. Prior to this offering, there has been no public market in the United States for our ordinary shares or ADSs. All of the           ADSs and ordinary shares to be sold in the global offering are being sold by us.

All of our existing shareholders have a preferential right, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from the global offering. Certain of our shareholders have assigned their preferential rights to the underwriters for the international offering and the Argentine offering, who can then exercise the underlying right to purchase the shares to be sold by Bioceres S.A. in the global offering. The remaining           ordinary shares are available for subscription by our remaining shareholders in Argentina. The preferential subscription period will expire on or about             , 2015.

The estimated initial public offering price per ADS is between $        and $       .

We have applied to list our ADSs in the United States on the New York Stock Exchange, or NYSE, under the symbol “      ”. We have applied to list our ordinary shares in Argentina on the Mercado de Valores de Buenos Aires, or MERVAL.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from the Sarbanes-Oxley Act of 2002. Please see “Risk Factors—Risks Related to Our ADSs and the Offering—We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors” and “Summary—JOBS Act.”

Investing in our shares and the ADSs involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Bioceres S.A.	$	$

(1)See “Underwriting” beginning on page 144 for additional information regarding underwriting compensation.

The international underwriters expect to deliver the ADSs to purchasers on or about             , 2015 through the book-entry facilities of The Depository Trust Company Americas.

We have granted the international underwriters the option for a period of days to purchase up to an additional           ADSs, representing        ordinary shares, at the initial public offering price less the underwriting discount to cover over-allotments, if any. Certain of our shareholders have assigned their preferential rights to the international underwriters, who can then exercise the underlying right to purchase the shares to be sold by Bioceres S.A. under this option. New shareholders will not have preemptive or accretion rights with respect to the ordinary shares offered pursuant to the over-allotment option.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

Piper Jaffray	Itaú BBA

The date of this prospectus is             , 2015.

This prospectus has been prepared by us solely for use in connection with the proposed offering of ordinary shares, including in the form of ADSs, in the United States and elsewhere outside Argentina. Piper Jaffray & Co. and Itaú BBA USA Securities, Inc. will jointly act as international underwriters with respect to the offering of the ADSs. The offices of Piper Jaffray & Co. are located at 800 Nicollet Mall, 10th Floor, J10N01, Minneapolis, MN 55402. The offices of Itaú BBA USA Securities, Inc. are located at 767 Fifth Avenue #50, New York, NY 10153.

Neither we nor the international underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in our ordinary shares in the form of ADSs, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares in the form of ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our ordinary shares or ADSs in any circumstances under which such offer or solicitation is unlawful. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or when any sale of ordinary shares in the form of ADSs occurs.

i

This prospectus includes statistical, market and industry data and forecasts which we have obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

This offering is being made in the United States and elsewhere outside of Argentina solely on the basis of the information contained in this prospectus. The concurrent offering of our ordinary shares is being made in Argentina by a prospectus in Spanish that has been filed with the Argentine Securities Commission (Comisión Nacional de Valores), or CNV. The prospectus for the Argentine offering, although in a different format in accordance with CNV regulations, contains substantially the same information as contained in this prospectus. To satisfy CNV regulatory requirements, we have furnished the CNV with our financial statements as of and for the years ended December 31, 2013 and 2012, prepared in accordance with Argentine GAAP and presented in Argentine pesos, and which have not been included in this prospectus. The Argentine public offering of the ordinary shares was approved by the CNV on           by Resolution No.        .

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ii

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ADSs. Before investing in our ADSs, you should read carefully this entire prospectus for a more complete understanding of our business and this offering, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus.

Overview

We are a fully-integrated agricultural technology company with a strong leadership position in South America and access to global agricultural markets through our direct distribution channel and industry-leading partners. We believe we have a distinct multifaceted approach to the commercialization of our products, of which our proprietary distribution channel forms an important part. Our ability to deliver multiple, value-creating technologies, including seed biotechnology and agro-industrial biotechnology, to customers globally mitigates risks that channel partnerships may create. We work with global agricultural firms and researchers to create, develop, deregulate and commercialize technologies suited for our targeted high-growth markets in agricultural and industrial biotechnology. We anticipate that our first commercialized trait technology will be HB4, our yield-enhancement technology through abiotic stress-tolerance, which recently received biosafety regulatory approval in Argentina with respect to soybeans through a joint venture entity. We believe we have created a platform for the delivery of numerous products in multiple large and high-growth end-markets.

Our agricultural technologies and products are focused on enhancing yields for several core global crops, including wheat, soybean, corn and alfalfa. Field trial data to date in wheat, soybean and corn have shown yield improvements attributable to our HB4 trait of greater than 10%, without adversely impacting yields in optimal growing conditions. For example, soybean plants with our HB4 trait, tested in independent field trials from 2012 to 2014 under normal growing conditions with sporadic drought episodes, had an average yield improvement of up to 15% compared to controls. We integrate our proprietary trait technologies into proprietary, proven germplasms to provide a complete and effective agronomic solution for our customers. In order to drive continual improvement through our subsidiaries and joint ventures, we have ongoing soybean and wheat breeding programs producing varieties that are now under registration. In addition, we have access to elite alfalfa genetics through our third party collaborators. In the future, we plan to develop or acquire corn germplasm assets in order to provide a comprehensive solution in all four of our core crops.

In addition to crop genetics, we further apply our technology sourcing and product development, or TS&PD, capabilities to develop and integrate agricultural biological inputs to create the agronomic solutions our customers are seeking. Our EcoSeedPack products, which will provide customized seed treatments that complement our traits and germplasms, are an example of our platform’s capabilities. We are leveraging our TS&PD capabilities to extend our reach into agro-industrial biotechnology opportunities, including the production of enzymes and fermentation solutions for the production of high-value compounds. We currently have 28 seed biotechnology and agro-industrial products in development at the proof of concept stage or higher. Of these, 26 are being developed by us or through one of our joint ventures. The remaining products, including HB4 technology for sugarcane and non-proprietary corn, are being developed by third party collaborators. In respect of 12 of these products we have demonstrated efficacy in field trials, and four of these products are undergoing regulatory reviews or registration processes. Our chymosin enzyme produced through our SPC platform is currently being commercialized at pre-launch volumes.

We currently generate revenues primarily through the sale of seeds and the provision of research and development services through our subsidiaries to our joint ventures and other product development partnerships. As the technologies under development by our joint ventures or other partners receive regulatory approvals and are commercialized, we anticipate that our primary source of revenues will be derived from the sale of seeds that contain our biotech traits or are treated with our seed treatments, including royalty payments and license fees, and to a lesser extent, the commercialization of enzymes and other agro-industrial biotechnology solutions.

We believe we are strongly positioned to develop and implement technologies for the global agricultural markets given our leading market position in Argentina, where some of our technologies have been validated in the field and are currently being commercialized. The recent biosafety approval of the use of HB4 in soybeans in Argentina through one of our joint ventures is the world’s first regulatory approval of an abiotic stress tolerance trait in soybeans, which we believe is an important initial step in pursuing additional regulatory approvals in multiple geographies globally. With proven products in Argentina, one of the leading markets for agricultural technologies, we believe we can quickly expand into other Latin American markets, such as Brazil, Uruguay and Paraguay, as well as into additional key agricultural markets, including the United States.

Our direct access to our grower-shareholders is attractive to our commercial partners as they understand the value that access to growers provides. Our grower-shareholders include the founding members of AAPRESID, an Argentine farmers’ organization known for its international leadership in the adoption of new agricultural technologies in Argentina, which has historically experienced faster agricultural technology adoption rates than other countries. Some of our shareholders also include large agricultural cooperatives and agro-industrial processors, and the leading members of AACREA, an organization representing some of the largest farm operations in the region. A number of our shareholders are key influencers in the agricultural technology market. We believe our relationship with our grower-shareholders facilitates our ability to bring to market technologies that have been vetted, thereby driving successful adoption of our products.

Our Operations and Pipeline

We operate in multiple business segments, including seed biotechnology and agro-industrial biotechnology, to provide value to customers around the world. Below is a chart showing our organizational structure:

Notes:

(1)AR means Argentina. US means the United States. UY means Uruguay.

(2)In Verdeca, our JV partner is Arcadia Biosciences Inc., or Arcadia Biosciences, a U.S. company that commercializes agriculture-based technologies.

(3)In Trigall Genetics, our JV partner is FD Admiral SAS, or Florimond Desprez, a French company specializing in wheat breeding, among other crops.

(4)In Semya, our JV partner is Rizobacter Argentina S.A., or Rizobacter, an Argentine company that focuses on research, development, production and commercialization of biological agents used in agriculture.

We use both GM and non-GM technologies to develop our traits, enabling us to select the approach best suited for a particular trait, crop or market. Our agricultural productivity traits are designed to increase crop yields, leading to increased growers’ income. Our existing portfolio of agricultural productivity traits concentrates on solutions to improve the tolerance of crops to drought and soil salinity, and increases in yield through improved nutrient use and/or water use efficiencies. Field trial results have demonstrated significant yield improvements resulting from our agricultural productivity traits in multiple crops and geographies. We have a secondary focus on traits that improve quality, such as delayed senescence technology in alfalfa, and we also work on herbicide tolerance traits for weed management.

The following chart sets forth the various stages of the research and development process.

The following table summarizes our current products and our pipeline of products in development, including products under development by our joint ventures, and does not include products that are being developed by third party collaborators.

Product	Germplasm Technology[1]	Crop Protection Technology[2]	Yield - Enhancing Technology	Quality Trait Technology[3]	R&D Phase 1	R&D Phase 2	R&D Phase 3	R&D Phase 4	R&D Phase 5	Bioceres Division	Partners / Licensee[4]	Key Markets
Soybean												
Proprietary Soybean Germplasm	MGIII-VIII	GT/BT			■	■	■	■	■	Bioceres Semillas	ADP (UY), INBIO (PY), Sensako (SA)	South America, South Africa
Drought-Tolerant Soybean	MGIII-VIII	GT/BT	HB4		■	■	■	■		Bioceres Inc.	Bioceres Semillas (AR/UY), GDM (LatAm)	Global
Additional Soybean Yield Through Customized Seed Treatments		EcoSeedPack			■	■	■			Semya	Bioceres Semillas (AR/UY)	South America
Generic Crop Protection Platform for Soybean	Non-Elite	GGT			■	■	■			Bioceres S.A.	DBNBC (China)	South America
Nutrient and Water Use Efficient Soybean	Non-Elite		NUE/WUE		■	■				Verdeca	TBD	Global
Improved Soybean Quality	Non-Elite		Various Traits	Various Traits	■	■				Verdeca	TBD	South America
Wheat												
Superior Wheat Genetics	Spring/ Winter				■	■	■	■	■	Trigall Genetics	Bioceres Semillas (AR/UY), ADP (UY)	South America
Drought-Tolerant Wheat	Spring/ Winter	GluT	HB4		■	■	■	■		Trigall Genetics	Bioceres Semillas (AR/UY), Arcadia (ROW)	Global
Additional Wheat Yield Through Customized Seed Treatments		EcoSeedPack			■	■	■			Semya	Bioceres Semillas (AR/UY)	South America
Corn												
Drought-Tolerant Maize	Temperate	GluT/BT	HB4		■	■	■			Bioceres S.A.	DuPont Pioneer (US)	Global
Generic Crop Protection Platform	Non-elite	Various traits			■	■				Bioceres S.A.	DBN (China)	South America
Alfalfa												
High Quality Herbicide-Resistant Alfalfa	Non-dormant	Genuity		HarvXstra	■	■	■	■		Bioceres S.A.	Monsanto (US), Forage Genetics (US)	Argentina
Enhanced Quality Alfalfa to provide for Additional Value	Non-dormant			LXR	■	■	■			INDEAR	Phytogene (AU)	Argentina
Drought-Tolerant Alfalfa	Non-dormant	GluT	HB4		■	■				Bioceres S.A.	S&W Seed Co. (US)	South America
Proprietary Crop Protection Platform for Alfalfa	Non-dormant	PPO			■	■				INDEAR	S&W Seed Co. (US)	South America
Next Generation Alfalfa	Non-dormant	Various Traits	Various Traits	Various Traits	■	■				INDEAR	TBD	South America
Amaranth												
Herbicide Resistant Ancient Grain	A. cruentus	ALS			■	■	■	■	■	Indear	S&W Seed Co (US)	Argentina, US

Notes:—

(1)Germplasms are categorized by maturity groups. MG III to MG VIII germplasms are short to long term maturity groups. Non-elite germplasms are williams and jack soybean varieties or B73 corn inbred. Spring and winter germplasms refer to short and long cycle wheat elite lines and varieties. Temperate germplasms are corn hybrids adapted to temperate climates. Non-dormant germplasms are alfalfa elite breeding materials without winter dormancy. A. cruentus germplasms are amaranth varieties of the A. cruentus species.

(2)GT/BT means glyphosate tolerance and insect tolerance. GT means glyphosate tolerance. GGT means glyphosate and glufosinate tolerance. GluT means glufosinate tolerance. GluT/BT means glufosinate tolerance and insect tolerance. Genuity is the glyphosate tolerance technology developed by Monsanto and Forage Genetics International, or FGI, for alfalfa. PPO means PPO-inhibitor herbicide tolerance. ALS means ALS-inhibitor herbicide tolerance.

(3)HarvXtra is the reduced lignin technology developed by Monsanto and FGI and de-regulated by us in Argentina. LXR is a delayed-senescence technology used in multiple crops, shown to improve quality and forage productivity in alfalfa.

(4)UY means Uruguay. PY means Paraguay. SA means South Africa. AR means Argentina. ROW means rest of world. US means the United States. AU means Australia.

The following table summarizes our current agro-industrial biotechnology pipeline of products in development.

Seed Biotechnology

Our seed biotechnology segment commercializes leading crop genetics across the wheat, soybean, corn and alfalfa seed markets. In order to quickly and cost-effectively deliver our products to market, we have created distinct companies or joint ventures:

•	INDEAR: Launched in 2004, INDEAR represents our research and development services arm. Formed through a strategic alliance with CONICET, the Argentine National Research Council employing about 2,700 scientists in the life sciences. INDEAR constitutes the core of our TS&PD efforts, which we believe is the leading agricultural biotechnology platform in Latin America. INDEAR’s personnel are engaged in various collaborations within our technology focus areas.
•	Bioceres Semillas: Launched in 2009, Bioceres Semillas is our proprietary commercial sales channel for seeds. Bioceres Semillas develops and brings to market our latest crop innovations.
•	Verdeca: Launched in 2012, Verdeca is our U.S.-based joint venture with Arcadia Biosciences created to develop and deregulate soybean varieties with next-generation agricultural technologies.
•	Trigall Genetics: Launched in 2013, Trigall Genetics is our Uruguay-based joint venture with Florimond Desprez focused on developing and commercializing conventional as well as next-generation biotechnology wheat varieties for the South American market.
•	Semya: Launched in 2012, Semya is our Argentina-based joint venture with Rizobacter focused on the research and development for commercialization of seed treatments and agricultural biological input applications for the soybean, wheat, corn and alfalfa markets.

Agro-Industrial Biotechnology

Our agro-industrial biotechnology segment focuses on the production of industrial enzymes and fermentation technologies to convert sugars and oils to high-value molecules or compounds. Our agro-industrial biotechnology business segment is undertaken through INDEAR and INMET, which was launched in 2013 to develop and commercialize fermentation solutions for environmentally-friendly production of high-value compounds by converting low-cost raw materials using genetically optimized bacteria.

We currently generate a majority of our agro-industrial biotechnology revenues through our production and sale of chymosin, an enzyme used to make cheese. We intend to scale-up production of chymosin and to accelerate development of commercial technologies that rely on bacterial fermentation for bio-conversions of soy glycerin to be used for the production of biofuels, bio-chemicals and bioplastics.

Our Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers and end-markets, providing us with a profitable growth trajectory. Our competitive strengths include:

Delivery of Multiple Value Enhancing Agricultural Technologies

Since our formation in 2001, we have pursued an approach based on identifying, developing and commercializing multiple technologies addressing growers’ demands for higher yields on the acre or conversion pathways to expand feedstock applications. Our proprietary solutions enable growers to meet their needs through technologies that provide additional value, drive customer demand and preserve the environment.

Strong Relationship with Shareholder Base Facilitates Early Technology Adoption and Influences Broader Market Adoption

Our major customers and influencers are our current investors. Our current investors include 252 growers, which include some of the largest farm operators, processors and early agricultural technology adopters in South America, a leading agricultural region in the world. Our grower-shareholders also include the founding members of AAPRESID and leading members of AACREA. These relationships enable us to quickly deliver our technologies to the operations of our grower-shareholders.

Capital-Efficient, Risk-Mitigated Focus on Later Stage Development and Partnership Model to Commercialize Technology

Our business model is focused on efficiently bringing to market technologies by minimizing the typically high cost and high risk associated with technology discovery and development. In order to avoid the higher risk and capital expense of biotechnology discovery, we leverage the discovery efforts of leading global research institutions and scientists with whom we have strong relationships, to identify and access promising early stage agricultural and agro-industrial biotechnologies. Upon technology validation, we partner with internationally recognized entities to further develop our technologies into products, as our joint venture Verdeca recently did with Dow AgroSciences LLC in respect of traits in soybeans. We commercialize these products through third party or proprietary channels.

Early Market Access Position with HB4 and Other Technologies

Our HB4 technology is in advanced stages of regulatory approval, including recently obtaining biosafety approval through a joint venture entity for the use of HB4 in soybeans, which we believe positions us to be the first company to provide the Argentine market with drought tolerant soybeans and wheat. We plan to leverage our initial entry into the Argentine market to expand into other key global agricultural markets with this technology. Our HB4 technology provides demonstrated yield enhancement in normal growing conditions with sporadic drought episodes by an average of 7% to 15% without adversely impacting yields in optimal growing conditions, which is not often seen with drought tolerance traits. We are incorporating HB4 technology into other core crops such as corn and alfalfa, as well as into various secondary crops through our third party collaborators. We are leveraging our germplasm assets, particularly in soybean and wheat, in the development of our integrated EcoSeedPack products, our customized seed treatments that complement our traits and germplasms.

Deep Executive Team with Unique Blend of Technical and Commercialization Experience

We believe our management team’s experience will enable us to be highly successful in implementing our technologies and delivering them to the field. Our leaders are able to integrate our team’s strong experience in technology sourcing and product development, regulatory, business development, commercialization, distribution and intellectual property to quickly deliver leading products into the market successfully.

Industry Overview

Agriculture

Across the world, growers are facing increasing demand for food, feed and fuel. According to the United States Department of Agriculture, or USDA, global demand for grain has increased over 50% from 1.4 billion metric tons in 1980 to 2.2 billion metric tons in 2010 and is expected to increase another 20%

by 2020. This increasing demand is driven primarily by a rising global population and an expanding middle class in certain regions. As household income rises, the demand for protein-rich diets often increases, which drives underlying demand for grain. As global demand for agricultural outputs rises, a concurrent trend toward urbanization is causing a large reduction in the amount of arable land per capita available. The Food and Agriculture Organization of the United Nations, or FAO, data reveal that the ratio of arable land to population steadily declined by over 50% from 1962 to 2012.

Faced with increasing demand and limited supply in addition to climate variability and unfavorable natural events, growers are seeking to improve crop productivity through a number of technologies. Agricultural biotechnology has and will represent a significant source of innovation for increasing crop yields through improving performance of seeds while often reducing potentially environmentally harmful and costly inputs. The benefits of increased productivity have been well established, as growers who adopt GM crops earn 69% higher profits than non-adopting growers, according to a study published in 2014 in the Public Library of Science One on the impacts of GM crops.

Innovative traits can provide significant additional value for farmers. Planting seed is a relatively low cost input for farmers, representing less than 10% of average total costs in 2013 according to the USDA. GM seeds can provide farmers with increased profitability at a relatively low increase in operating costs by means of increased yields, reduced costs of inputs such as chemicals and enhanced product quality. The historic success of increasing farm profits through the use of GM seeds has fueled the development of the agricultural biotechnology industry, and farmers have historically shared a portion of their economic benefit with the GM seed provider in the form of seed premiums. Because of this, large agricultural companies as well as smaller independent research firms have invested billions of dollars to identify and commercialize high-value seed traits to sell to growers. Given the ability of these products to differentiate through yield performance, these markets have demonstrated stronger growth in sales than conventional seed sales. Phillips McDougall estimates the market for GM seed to be growing at a compound annual growth rate, or CAGR, of 18.4% from $3.1 billion in representative sales in 2002 to $20.1 billion in representative sales in 2013.

The International Service for the Acquisition of Agri-biotech Applications, or ISAAA, states that 175 million hectares were planted with GM crops in 2013. The United States, Brazil and Argentina were the top planters of biotech seeds with more than 130 million hectares under production of biotech crops in 2013, according to the ISAAA. The United States has an established history of rapid adoption rates of GM crops, typically reaching 65% to 90% peak penetration approximately ten years after introduction into the market. Argentina is the third highest producer of biotech crops, producing 14% of total global biotech crops in 2013. According to the USDA Foreign Agricultural Service, there were 24.8 million hectares of biotech crops planted in 2013 in Argentina with virtually 100% of soybean, 95% of corn and 100% of cotton hectares utilizing biotech varieties.

Biological-based Agricultural Chemicals Market

In 2013, the global agricultural chemicals market was valued at $204 billion and is expected to grow 3.6% annually from 2013 through 2018, according to Markets and Markets, an independent market research firm. The emerging biological-based sub-segment is growing at five times the rate of conventional pesticides and is expected to reach $4.4 billion by 2019. Higher growth in the biological sub-segment is driven by consistent improvements in product efficacy as well as pressure to reduce the environmental impacts of agriculture. The value of the global seed treatment market is estimated at $2.8 billion in 2014 and is projected to grow by a CAGR of 10.6% to reach $4.9 billion by 2019.

Our Growth Strategy

Our growth strategy is focused on identifying and accessing promising technology from third parties and forming strategic and capital-efficient partnerships that leverage our know-how and access to end-markets, through our proprietary channels and commercial partners. Our growth strategy includes the following:

Build upon Our Existing Relationships to Drive Product Sales and Adoption of Our Agricultural Technologies

Given the near-term commercialization opportunity that HB4 and many of our technologies represent, we plan to accelerate their global adoption and maximize our share of the value created on the farm. We believe we can accelerate growth through our existing direct channel access and drive faster adoption with our established partners in key markets.

Expand Our Direct Access to Grower Channels to Accelerate Adoption of New Technologies

We have the opportunity to continue to define our Bioceres brand as the technology leader in our existing geographic footprints as well as to establish and expand our reach into additional key agricultural geographies. We intend to expand upon our direct-to-grower channel leadership by offering additional in-demand technologies, including precision agriculture and direct-to-grower retail, which we believe will facilitate the adoption and subsequent sales of our products as well as achieve efficiencies to create additional value share opportunities.

Continue to Develop and Commercialize New Agricultural Biotechnology Products in Existing and New Markets

We intend to build upon our diverse portfolio of seed products by using an integrated agronomic approach leveraging our leading germplasm and trait position with the addition of EcoSeedPack, our customized, integrated seeds with treatments that we see increasingly in demand by our growers. Our track record of delivering proven technologies in Argentina allows us to credibly enter new geographies.

Further Develop Existing Agro-Industrial Biotechnology Products

Through our TS&PD activities, we intend to accelerate the cost-efficient development of commercial technologies that rely on metabolic engineering for bio-conversions of soy glycerin to produce biofuels, bio-chemicals and bioplastics as well as scale-up production of the chymosin industrial enzyme through our safflower molecular farming platform.

Pursue Strategic Collaborations and Acquisitions in Key Markets

We intend to continue collaborating with our joint venture partners and other collaborators to bring our products to customers in key markets. We may also pursue acquisition and in-licensing opportunities to gain access to later stage products and technologies that we believe would be good strategic fits for our business and would create additional value for our shareholders.

Risks Associated with Our Business

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our ordinary shares or ADSs. Risks related to our business include, among others:

•	if we are unsuccessful in developing biotechnologies or obtaining regulatory approvals necessary for their commercialization, in particular the HB4 technology that we co-own and license, we may face difficulties in achieving or maintaining our operations;
•	the agricultural biotechnology market is dominated by a relatively small number of large companies, and if we are unable to find suitable JV partners and/or collaborators, we may not succeed in developing and commercializing our existing and new technologies;
•	if, after considerable investments of time and resources, the traits and technologies that we develop do not generate revenues or royalties, then our business, financial condition and results of operations may be adversely affected;
•	we, our JV partners and/or our research collaborators may fail to perform our respective contractual obligations or we may have disputes with our JV partners and/or research collaborators, which may result in costly, time-consuming resolution processes;

•	we intend to invest a portion of the proceeds from this offering to develop an innovative proprietary commercial channel for the distribution of our seed technologies. If we are unable to establish an effective sales and marketing platform, disrupt established market participants or maintain relationships with our existing distributors, the adoption of our products and the growth of product revenue may be slower than anticipated;
•	we may experience difficulties in collecting payments or royalties to which we believe we are entitled;
•	we depend on our key personnel and research collaborators, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel through direct employment or technology sourcing collaborations;
•	our business and results of operations may be adversely affected by conditions beyond our control, such as global economic conditions, weather conditions and natural disasters;
•	our business is in continuous development and significant additional development may be necessary prior to achieving significant revenues or profitability;
•	sales of products containing traits we have engineered may be negatively impacted because of consumer and government resistance to GMOs;
•	if we are unable to continue to win government grants or if the Argentine government imposes sanctions and/or penalties in connection with funds from government grants, we may face difficulties in funding the development of new biotechnologies for integration into our products;
•	if we do not comply with various health and environmental risks associated with our use, handling and disposal of potentially toxic materials or if we sell products that are dangerous to consumers, we may be required to pay large fines or damages;
•	adverse economic conditions and political instability in Argentina may continue and may negatively affect our business; and
•	governmental intervention in the Argentine economy, particularly expropriation policies and the establishment of certain industry market conditions and prices, could adversely affect our results of operations or financial condition.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. If we choose to take advantage of any of these reduced reporting burdens, the information we provide to shareholders may be different from that which you may receive from other public companies. Among these provisions is an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting. We have elected to rely on this exemption and will not provide such an attestation from our auditors.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;
•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Office Location

Our principal executive offices are located at Ocampo 210 bis, Predio CCT, Rosario, Santa Fe, Argentina, and our telephone number is +54 341 486-1100. We were incorporated as a sociedad anónima under the laws of Argentina on April 11, 2002 for a duration of 50 years. Our agent for service of process in the United States is National Corporate Research, Ltd., 10 E. 40th Street, 10th Floor, New York, NY 10016.

THE OFFERING

Issuer
Bioceres S.A.
Ordinary shares offered in the global offering
          ordinary shares (or           ordinary shares if the international underwriters exercise their option to purchase additional ADSs, representing ordinary shares, in full) in the international offering and the Argentine offering. We refer to the offering in the United States and in other jurisdictions outside of Argentina as the “international offering” and to the offering in Argentina as the “Argentine offering.” We refer to the international offering together with the Argentine offering as the “global offering.”
Ordinary shares offered in the international offering
          ADSs, representing           ordinary shares, are being offered through the international underwriters in the United States and in other countries outside Argentina (or           ADSs if the international underwriters exercise their option to purchase additional ADSs, representing ordinary shares, in full).
Ordinary shares offered in the Argentine offering
Concurrently with the international offering,           ordinary shares are being offered in a public offering in Argentina through a Spanish-language offering document with the same date as this prospectus. The Argentine offering document, which has been filed with the Argentine National Securities Commission (Comisión Nacional de Valores), or CNV, is in a format different from that of this prospectus, consistent with CNV regulations but contains substantially the same information as contained in this prospectus.
American Depositary Shares offered
Each ADS represents           ordinary shares and may be represented by American Depositary Receipts, or ADRs. The ADSs will be issued under an ADS deposit agreement among us, Deutsche Bank Trust Company Americas, or the ADS Depositary, and the registered holders and beneficial owners from time to time of ADSs issued thereunder.
Preferential rights
All of our existing shareholders have a preferential right, including preemptive rights and accretion rights, to subscribe for the capital increase in connection with the global offering. Certain of our shareholders have assigned preferential rights to the underwriters for the international offering and the Argentine offering to purchase           ordinary shares, which shares the underwriters for the international offering and the Argentine offering will sell in the global offering, including in the form of ADSs. The remaining           ordinary shares are available for subscription by our remaining shareholders. The preferential subscription period will expire on or           about       , 2015. New shareholders will not have preemptive or accretion rights in respect of ordinary shares offered pursuant to the over-allotment option of the international underwriters.

Ordinary shares to be outstanding after the global offering
          ordinary shares (or           if the international underwriters exercise their option to purchase additional ADSs in full).
Offering price
We expect that the offering price for the international offering will be between $    and $    per ADS.
Over-allotment option
We have granted the international underwriters an option to purchase up to an additional           ADSs, representing           of our ordinary shares. Certain of our shareholders have assigned their preferential rights to the international underwriters, who can then exercise the underlying right to purchase the shares to be sold by Bioceres S.A. under this option.
Use of proceeds
We intend to use the net proceeds from this offering primarily for working capital required to accelerate growth, capital expenditures and other general corporate purposes. See “Use of Proceeds.”
Listing
We have applied to have the ADSs approved for listing on the NYSE under the symbol “         ”. We have also applied to list our ordinary shares on the MERVAL.
Voting Rights
All holders of ordinary shares are entitled to one vote per share. Subject to Argentine corporate law, our bylaws and the terms of the deposit agreement, holders of ADSs will have the right to instruct the ADS Depositary regarding the voting of the underlying shares represented by ADSs. Ordinary shares are subject to applicable provisions of Argentine corporate law. Non-Argentine companies that own ordinary shares directly are required to register in Argentina in order to exercise their voting rights. See “Description of Share Capital” and “Description of American Depositary Shares.”
Dividends
Under Argentine law, the declaration, payment and amount of dividends on the ordinary shares are subject to the approval of our shareholders and to certain requirements of Argentine law. Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying ordinary shares represented by such ADSs to the same extent as the holders of the ordinary shares. Also, cash dividends will be paid in Argentine pesos, although we reserve the right to pay in other currency. The ADS Depositary will convert the dividends received by the ADS Depositary in Argentine pesos to U.S. dollars pursuant to the deposit agreement and pay such amount to the holders of ADSs net of any dividend distribution fees, currency conversion expenses, depositary fees and expenses, taxes or governmental charges, if any. See “Dividends,” “Description of Share Capital,” “Description of American Depositary Shares” and “Risk Factors.”
Dividend Policy
Since our inception, we have not declared or paid any cash or other form of dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not intend to pay cash dividends on our ordinary shares for the foreseeable future.

Lock-up Agreement
We have agreed with the international underwriters, subject to certain exceptions, not to sell or dispose of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares during the period commencing on the date of this prospectus until 180 days after the completion of this offering. Members of our board of directors, our executive officers and certain of our shareholders have agreed to similar lock up provisions, subject to certain exceptions. See “Underwriting.”
ADS Depositary
Deutsche Bank Trust Company Americas.
Risk Factors
See “Risk Factors” and other information in this prospectus before investing in our ordinary shares or ADSs.

The number of ordinary shares to be outstanding after the global offering is based on 12,822,150 ordinary shares outstanding as of the date of this prospectus. The number of outstanding ordinary shares excludes:

•	464,520 ordinary shares issuable upon the exercise of stock options as of the date hereof under share option agreements entered into with certain of our key employees and members of our board of directors, with an exercise price of $15.85 per ordinary share; and
•	799,480 ordinary shares reserved for future issuance, consisting of 167,480 ordinary shares issuable upon the exercise of future stock option awards and 632,000 ordinary shares issuable pursuant to future stock grants, in each case authorized by our shareholders as of the date hereof.

Unless otherwise indicated, this prospectus:

•	reflects a 50-for-1 share split of our ordinary shares effective upon completion of the offering;
•	assumes the number of ADSs sold in the international offering is the same as the number on the cover page of this prospectus;
•	an initial public offering price of $ per ADS, the midpoint of the price range set forth on the cover of this prospectus;
•	assumes ordinary shares are sold in the Argentine offering;
•	assumes ordinary shares are sold to our existing shareholders who exercise their preemptive and accretion rights under Argentine law; and
•	assumes no exercise of the international underwriters’ option to purchase an additional ADSs representing up to an additional ordinary shares.

SUMMARY FINANCIAL INFORMATION

The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial and other data in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board, or IFRS.

The summary consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2014 and 2013 and the summary consolidated statements of financial position data as of December 31, 2014 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

Consolidated statements of profit or loss and other comprehensive income

	For the year ended December 31,
	2014	2013
	($)
Revenue	10,469,943	7,387,288
Government grants	1,343,806	1,062,393
Total revenues	11,813,749	8,449,681
Cost of sales	(6,110,740)	(5,519,418)
Research and development expenses	(1,645,657)	(1,594,382)
Selling, general and administrative expenses	(3,721,511)	(3,084,079)
Share of profit (or loss) of joint ventures	(931,076)	(443,784)
Operating loss	(595,235)	(2,191,982)
Finance income	785,109	735,100
Finance costs	(680,440)	(895,135)
Loss before income tax	(490,566)	(2,352,017)
Income tax charge	(690,040)	(663,776)
Total comprehensive loss	(1,180,606)	(3,015,793)
Total comprehensive income/(loss) attributable to:
Equity holders of the parent	(1,321,310)	(2,837,027)
Non-controlling interests	140,704	(178,766)

Consolidated statements of financial position

	As of December 31,
	2014	2013
	($)
Current assets:
Cash and cash equivalents	2,249,699	18,156
Trade receivables	5,953,882	3,904,526
Other receivables	2,084,775	792,764
Income and minimum presumed income taxes recoverable	54,354	38,045
Inventories	971,438	967,220
Total current assets	11,314,148	5,720,711
Non-current assets:
Other receivables	627,771	615,180
Income and minimum presumed income taxes recoverable	437,427	290,854
Deferred tax assets	1,267,224	1,614,184
Property, plant and equipment	4,583,510	4,889,635
Intangible assets	1,611,030	1,719,247
Goodwill	536,065	536,065
Total non-current assets	9,063,027	9,665,165
Total assets	20,377,175	15,385,876

	As of December 31,
	2014	2013
	($)
Current liabilities:
Trade and other payables	4,451,520	5,454,038
Borrowings	730,006	1,373,863
Employee benefits and social security	296,217	490,068
Deferred revenue and advances from customers	214,173	382,069
Income and minimum presumed income taxes payable	298,244	258,906
Other tax payables	120,894	60,398
Government grants	214,808	202,347
Investments in joint ventures	1,364,677	440,900
Provisions	251,181	—
Total current liabilities	7,941,720	8,662,589
Non-current liabilities:
Borrowings	1,134,783	685,913
Deferred revenue and advances from customers	32,500	35,000
Government grants	832,054	923,692
Puttable instruments	1,668,133	—
Total non-current liabilities	3,667,470	1,644,605
Total liabilities	11,609,190	10,307,194
Equity:
Issued capital	6,924,146	6,742,969
Share premium	10,870,260	6,339,539
Retained earnings	(9,375,820)	(8,054,510)
Equity attributable to equity holders of the parent	8,418,586	5,027,998
Non-controlling interests	349,399	50,684
Total equity	8,767,985	5,078,682
Total equity and liabilities	20,377,175	15,385,876

Business segment data

	For the year ended December 31,
	2014	2013
	($)
Revenue by business segment(*)
Seed biotechnology	6,255,438	5,238,579
Agro-industrial biotechnology	2,654	162,496
Research & development	5,555,657	3,048,606
Total revenue(*)	11,813,749	8,449,681

(*)Includes government grants

Other financial data:
Ratio of current assets to current liabilities	1.42	0.66
Ratio of shareholders’ equity to total liabilities	0.76	0.49
Ratio of non-current assets to total assets	0.44	0.63
Ratio of revenue(*) to shareholders’ equity	1.35	1.66

(*)Includes government grants

RISK FACTORS

Investing in our shares or ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our shares or ADSs could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We may not be successful in developing marketable or commercial technologies.

Our success depends in part on our ability to identify and develop high-value seed biotech and agro-industrial technologies for use in commercial products. To accomplish this, we, through our technology sourcing collaborations, JV partnerships and collaborations with third parties, commit substantial efforts and other resources to technology sourcing and product development. It may take several years, if at all, before our products complete the development process and become available for production and commercialization.

There can be no assurance that our seed biotech and agro-industrial technologies will be viable for commercial use or that we will be able to generate revenues from those technologies, in a significant manner or at all. If seeds or other products that contain our traits or technology are unsuccessful in achieving their desired effect or otherwise fail to be commercialized, we will not receive revenues from our customers or royalty payments from the commercialization of the traits and technologies we develop, which could materially and adversely affect our business, financial condition, results of operations and growth strategy.

Seeds containing the traits or biological treatments that we develop may be unsuccessful or fail to achieve commercialization for any of the following reasons:

•	our traits or biological treatments may not be successfully validated in the target crops;
•	our traits or biological treatments may not have the desired effect sought by our end-market on the relevant crop;
•	we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for the seeds containing our traits or for our biological treatments;
•	our competitors may launch competing or more effective seed traits, biological treatments or germplasms;
•	a market may not exist for seeds containing our traits or biological treatments or such products may not be commercially successful;
•	we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our traits and technologies in the necessary jurisdictions; and
•	even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our traits, such rights may be later challenged by competitors or other parties.

Industrial enzymes, bacterial fermentation solutions and other agro-industrial biotech solutions that we develop may be unsuccessful or fail to achieve commercialization for any of the following reasons:

•	we may not be able to effectively express or purify enzymes of interest in safflower grains;
•	even if we are able to express and purify enzymes of interest effectively using our safflower molecular farming technologies, these enzymes may not be effective for the industrial processes for which they were intended;
•	we or our collaborators may be unable to obtain the requisite regulatory approvals for safflower crop production, enzymes or by-products required or resulting from our molecular farming technologies or from the use of genetically engineered bacteria in the production of biofuels, biopolymers or higher value molecules;

•	we may not be able to effectively convert glycerin or other fermentable forms of carbon into biofuels, biopolymers or higher value molecules, such as ectoine, using our bacterial fermentation solutions;
•	we may not be able to effectively purify biopolymers and higher value molecules produced using our bacterial fermentation solutions;
•	our competitors may launch competing or more effective enzymes or agro-industrial biotech solutions;
•	a market may not exist for our enzymes, safflower by-products, or agro-industrial biotech solutions or such enzymes and solutions may not be commercially successful;
•	we may be unable to seek and obtain adequate intellectual property protection for our molecular farming or agro-industrial biotech solutions in the necessary jurisdictions; and
•	even if we obtain patent or other intellectual property protection for our molecular farming or agro-industrial biotech solutions, such protection may later be challenged by competitors or other parties.

Our business and the commercialization of our products is subject to various government regulations and we or our JV partners or our other collaborators may be unable to obtain, or face delays in obtaining, necessary regulatory approvals.

Our business is generally subject to two types of regulations: (1) regulations that apply to the manner in which we operate and (2) regulations that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our JV partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our seed traits and other technologies in the various relevant markets. As an operational matter, however, we generally lead these processes in Argentina through our subsidiary, Instituto de Agrobiotecnologia Rosario S.A., or INDEAR, and our JV partners generally lead these efforts in the United States and other international markets. In the future, we expect to seek regulatory approvals in other markets, including but not limited to India, China, the European Union, Brazil, Uruguay and Paraguay. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercializing and planting of seeds containing our biotechnology traits, and the failure to receive these approvals or non-compliance with the applicable regulatory regime could adversely impact our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience.

In most of our key target markets, including the United States, regulatory approvals must be received prior to the importation and commercialization of transgenic products. These regulatory regimes may be particularly onerous. For example, the U.S. federal government’s regulation of biotechnology is divided among the United States Environmental Protection Agency, which regulates activity related to the invention of plant pesticides and herbicides, the USDA, which regulates the import, field testing and interstate movement of specific technologies that may be used in the creation of transgenic plants, and the United States Food and Drug Administration, which regulates foods derived from new plant varieties. In Argentina, the federal government’s regulation of agricultural biotechnology is handled primarily by two agencies, the National Advisory Commission on Agricultural Biotechnology (Comisión Nacional Asesora de Biotecnología Agropecuaria), or CONABIA, which regulates activity related to biosafety, and the National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria), or SENASA, which regulates activity related to food and feed safety. Additionally, the National Market Regulator (Dirección Nacional de Mercados) must also conduct an economic evaluation. When products containing our seed traits or other technology reach large scale field trials, bio-safety evaluations and commercial approval stages, if we, our joint ventures or other collaborators are unable to obtain the requisite regulatory approvals or if there is a delay in obtaining such approvals as a result of negative market perception, heightened regulatory standards or unfamiliarity with the applicable regulatory regime, such products will not be commercialized, which would negatively impact our business and results of operations.

Our business is dependent in large part on the success of a single technology that we co-own and license and that remains subject to receipt of regulatory approval.

The majority of our commercial technology and biotechnology seed products currently under development incorporates HB4 technology. We and our joint ventures are focusing a significant amount of our resources on commercializing our HB4 technology and expect that the sale of biotech seeds that contain HB4 technology will comprise an increasing and significant portion of our future revenues. As a result, our future growth and financial performance will largely depend on our ability to receive regulatory approval for and commercialize our HB4 technology, and if this effort is unsuccessful we may not have resources to pursue development of our other products and our business could be materially and adversely affected. We also depend on our continued exclusive use of the HB4 technology pursuant to the terms of licensing agreements with CONICET and the National University of the Litoral. We hold an exclusive license with respect to further developments of HB4, which expires when the last of the HB4 patents expire in 2033, unless terminated earlier in accordance with its terms. If this licensing agreement or the pending patent applications were to be declared unenforceable or invalid, we may lose access to one of our principal technologies and could become involved in a costly or time-consuming legal dispute.

We are party to funding agreements that provide certain investors rights to a portion of the payments we might receive in connection with the commercialization of some of our technologies in certain crops.

Between 2005 and 2007, we entered into agreements with various investors in order to obtain funding in the aggregate amount of $1.0 million for research related to early stage development of technology relating to a specific gene from sunflower intended to promote drought tolerance in crops, referred to as Hahb 4. The agreements grant the investors in the aggregate the right to receive 54.4% of the rights and royalties payable to Bioceres S.A. from the successful commercialization of the resulting technology with respect to soybean, wheat and corn. As of the date hereof, a portion of the technology developed in connection with our research and development of Hahb 4 relating to a promoter element is being incorporated into a leading soybean product under development by Verdeca that also incorporates our HB4 technology. In addition, the licenses of our HB4 technology that we have granted to other developers and our joint ventures with respect to wheat and corn include the Hahb 4 promoter element. Accordingly, we may have to pay third parties royalties otherwise due to Bioceres S.A. in the absence of these agreements and we may not receive the full economic benefit of the commercialization of certain of our technologies. Investors party to these arrangements also may claim that they are entitled to payments in addition to the royalties we believe are within the scope of the agreements. The investors may also dispute the allocation of revenue as it relates to the relative importance of our various technologies incorporated into a given product. We cannot be certain how a court would interpret any ambiguities regarding the scope of these agreements or other claims that may be raised by one or more investors. Any dispute regarding these agreements could be costly and divert management’s attention from our operations, and if the investors are deemed to have rights to payments in excess of those we believe are applicable, our business, results of operations, cash flows and prospects would be materially and adversely affected.

There are a limited number of prospective JV partners and collaborators in the markets in which we operate.

Our technology sourcing, product development and commercialization activities are costly, time-intensive and require significant infrastructure and resources. Therefore, our business strategy involves entering into joint venture arrangements with global agricultural firms to leverage their resources, know-how and channels of distribution and into collaborations with research institutions and governmental agencies to facilitate our low cost approach to technology sourcing. The seed biotech and agro-industrial markets are highly consolidated and dominated by a relatively small number of large companies. For example, according to Phillips McDougall’s 2013 Industry Presentation on the Global Seed Market, in 2013, six agricultural and seed companies, Monsanto Company, DuPont Pioneer, Syngenta, Vilmorin (Limagrain) and Dow, controlled approximately 64% of market value in the global seed market. Additionally, there are a limited number of researchers and research institutions focused on the technologies that we seek to develop and competition for entry into collaboration arrangements with them can be challenging. Due to the small number of companies in our markets and the small number of potential collaborators, there are limited opportunities for us to pursue additional joint ventures and collaborations with new partners and collaborators. We may cease to be attractive to prospective JV partners or research collaborators if our technology platform or track record is not perceived to be sufficiently developed or successful or if, in the case of prospective JV partners, such prospective partners view us as competitors and choose not to collaborate with us. In addition, if we fail to develop or maintain our relationships with any of our existing JV partners or collaborators, we could lose our opportunity to work with that JV partner or collaborator and suffer a reputational risk that could impact our relationships with other JV partners and collaborators in what is a relatively small industry community. If we are unable to enter into new joint venture agreements or collaborations, we may face higher development costs than anticipated, greater difficulties in achieving commercialization, challenges in expanding our portfolio of technologies and distribution networks and commercial products, or other adverse impacts, which could have a material adverse effect on our business prospects.

The licenses we grant to certain of the joint ventures in which we participate are exclusive with respect to certain territories and/or crops, which limits our ability to use the licensed technology and future technologies either independently or with another partner in the exclusive territories and fields of use.

The license we have agreed to grant to Verdeca would be exclusive with respect to soybean technology worldwide and, even though we would be allowed to use this technology, we could not license it to third parties. The license we granted to Trigall Genetics is exclusive with respect to wheat technology in Argentina, Brazil, Paraguay and Uruguay. In addition, in connection with the formation of Verdeca, we granted Arcadia Biosciences an exclusive license to research, develop and commercially exploit wheat products based on our technologies throughout the world other than in South America. However, by the terms of the licenses to both joint ventures, we reserve rights for research and non-commercial purposes. In addition, both joint ventures hold first negotiation rights for new technologies sourced after the formation of the joint ventures, within their respective field and territory. We are prohibited from independently using the technology we licensed to Trigall Genetics and Arcadia Biosciences with respect to wheat, and we would be prohibited from licensing the technologies we agreed to license to Verdeca to third parties with respect to soybeans, in each case within their exclusive territories. As a result, we are to a certain extent dependent on the efforts of our joint ventures which hold or will hold exclusive licenses to commercialize our technologies in those fields and territories. The limitations imposed by these exclusive licenses limit our flexibility to commercialize our technology and expand our business, both of which could adversely affect our business, results of operations and prospects.

Our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development.

Research and development in the seed biotech and agro-industrial biotech industries is expensive, prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources, developing products that may never generate revenues or be commercialized. Our process of developing and commercializing technologies involves several phases, and it can take several years from discovery to commercialization of a product. On average, it takes between five and thirteen years, to develop seed biotech and certain agro-industrial products dependent on GM plants, such as those based on our safflower molecular farming platform, and between three and five years to develop other agro-industrial products that rely on Bacillus subtilis fermentation, and some products will never reach the final stages of development.

Because of the long product development cycle and the complexities and uncertainties associated with biotech and agro-industrial technologies, there can be no assurance that we will ever generate significant revenues from the technologies or products that we are currently developing, without significant delay, the incurrence of unanticipated costs or at all.

We, our JV partners or our research collaborators may fail to perform our respective contractual obligations or we may have disputes with our JV partners and collaborators.

We are required under our joint venture agreements, other agreements with our joint ventures and collaboration arrangements to provide research and development services over a particular period of time and meet other contractual obligations. If we fail to perform our obligations under these agreements, our JV partners’ or other collaborators’ obligations to us may be reduced and, in other cases, our JV partners or our research collaborators may seek to dissolve the corresponding joint venture or terminate their agreements with us. In addition, the failure of any of our JV partners or collaborators to perform their contractual obligations, due to financial hardship, disagreement under the relevant agreement or for any other reason, may hinder our research collaboration, development and commercialization activities, increase our costs and materially and adversely affect our results of operations.

Our ability to generate value from our joint ventures and research collaborations will depend on, among other things, our ability to work cooperatively with our JV partners and research collaborators for the discovery, development and commercialization of our technology and products. We may be unable to do so. We cannot be sure that the division of labor will be successful in aiding the commercialization of our products. Furthermore, the agreements governing our partnership and collaborations are complex and cover a range of future activities. The occurrence of any negative event with respect to the above matters or a dispute between us and our partners or collaborators could delay our development and commercialization efforts, and lead to the dissolution of the partnership or collaboration. Any dispute or disagreement could be costly, time-consuming to resolve and distracting to our management.

We may be unsuccessful in developing and exploiting a proprietary commercial channel for the sale of, or otherwise achieving the successful distribution, marketing or selling of, our seed biotechnology products.

We intend to invest significant resources, including proceeds from this offering, to build an innovative proprietary commercial channel for the distribution of our seed technologies. The seed industry is highly consolidated and we may not be successful in achieving critical mass for our proprietary channel that gains a sufficiently large market position to justify the costs associated with its creation. To date, we have had limited experience outside of Argentina in selling our products directly to distributors and end users, such as growers. We intend to expand the reach of Bioceres Semillas, our proprietary commercial channel for seeds, to increase sales of our proprietary technologies and germplasms directly to end users under the Bioceres Semillas brand, as well as other brands we may acquire or with which we may collaborate. By creating our own commercial channel, our current network of distributors may refuse to distribute our seeds, thereby hurting our financial condition and results of operations. Furthermore, we may not be successful in operating our own seed distribution channel, which may negatively impact our seed sales.

Additionally, we currently have limited resources to market and sell our products on a commercial-scale across various geographic regions. Our internal sales and marketing staff consists primarily of sales and marketing specialists who are trained to educate growers and independent distributors on the uses and benefits of our products. We will need to further develop our sales and marketing capabilities in order to successfully commercialize our HB4 technology and other products we are developing, which may involve substantial costs. We are planning on using an e-commerce approach to increase efficiencies and operate our channel with variable incentives with a view to reducing the financial burden of building a traditional distribution infrastructure; however, there can be no assurance that this approach will provide the intended benefits or that we will be able to successfully implement it, and we may need to develop a conventional sales and marketing force. Developing our sales and marketing infrastructure and gaining the necessary expertise will require that we hire additional sales and marketing personnel, which could take longer than we expect and may require significant resources. There can be no assurance that members of our sales and marketing team will successfully compete against the sales and marketing teams of our current and future competitors, many of which may have more established relationships with distributors and growers. We may be unable to grow our sales and marketing or business development infrastructure to adequately cover the geographic regions where we see the most opportunity, which could slow the adoption of our products and the growth of product revenue.

We may experience difficulties in collecting payments or royalties to which we believe we are entitled.

We sell certain of our products, such as our seeds products, to distributors through Bioceres Semillas, our proprietary commercial channel for seeds. We also often license the use of certain technology to collaborators and licensees who use or will use the intellectual property to develop and commercialize seeds with improved traits or agro-industrial products. Additionally, we may be entitled under applicable intellectual property laws in the countries in which we operate to the payment of royalties from end users who subsequently multiply and use our seed technology. In each case, we may not actually receive the payments or royalties to which we are entitled, either because of failure or refusal of the responsible parties to pay the amounts due. If we fail to receive amounts due to us, it could have an adverse impact on our business.

In the case of royalty payments from licensees, we rely on the good faith of the licensees to report to us the sales they earn from these products and to accurately calculate the royalties, to which we are entitled, processes that may involve complicated and difficult calculations. Under existing agreements we have the right to inspect the inventory and accounts of multipliers of our seeds and licensees of our technologies; however, we must also rely on the good faith of end users to accurately report to us the multiplication of our seeds and remit royalty payments due in respect of the same, which as a practical matter may be respected to varying degrees in different jurisdictions given the absence of contractual privity and prevailing market practice. Additionally, a licensee, JV partner or third party may use our intellectual property without our permission, dispute our ownership of certain intellectual property rights or argue that our intellectual property does not cover their marketed product. We seek to address these concerns in our contractual agreements; however, we may not have contractual arrangements with the party in question and/or such provisions may not be effective. If these provisions prove to be ineffective, we may not be able to achieve our objectives of generating significant revenues from seed biotech and agro-industrial products sales and royalties from our seed technologies and agro-industrial technologies. Furthermore, regardless of any resort to legal action, a dispute with an end-customer, a licensee, JV partner or collaborator over intellectual property rights may damage our relationship with that licensee, partner or collaborator, and may also harm our reputation in the industry.

We depend on our key personnel and research collaborators, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel through direct employment or technology sourcing collaborations.

Our business is dependent on our ability to recruit and maintain through direct employment, or through collaboration arrangements, highly skilled and educated individuals with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, mathematics programming and other subjects relevant to our business. Our ability to recruit such a work force depends in part on our ability to be the “go-to partner” in the seed and agro-industrial biotech industries in Argentina and Latin America. Maintaining our position as a “go-to partner” for highly-skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully bring technology to the market.

Our success also is dependent on retaining the services of qualified personnel, in particular those of our CEO, Federico Trucco. Mr. Trucco has been with our group since 2005, has deep knowledge of our business, strategy and technologies and has a strong relationship with our original shareholders. The cessation of employment by Mr. Trucco for any reason could have a material and negative impact on us. In addition, the number of qualified and highly educated personnel in Argentina, where the majority of our operations are located, is limited and competition for the services of such persons may be intense. Our inability to secure, retain or find replacements for key management and technical personnel could adversely affect our business and could have a material adverse effect on our business, operating results, financial condition and growth prospects.

We do not enter into non-compete agreements with our employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We do not enter into non-compete agreements with our employees, which prevents us from limiting our key employees from joining our competitors or competing directly against us. The direct competition by a former employee could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

We may be adversely affected by global economic conditions.

Our ability to further develop and grow our business, build proprietary distribution channels and generate revenues from product sales and royalty payments may in the future be adversely affected by global economic conditions, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates and other challenges such as the changing financial regulatory environment that could affect the global economy. For example, our customers and licensees may experience deterioration of their businesses, cash flow shortages and difficulties obtaining financing, which could adversely affect the demand for our technologies, products and services. In addition, our earnings may be adversely affected by fluctuations in the price of certain commodities, such as grains, milk, meat, biofuels and biomaterials. If commodity prices are negatively impacted, then the value of our products will be directly and negatively impacted. Additionally, growers’ incomes are negatively affected by commodity prices. As a result, fluctuations in commodity prices could have an impact on farmers’ purchasing decisions and negatively affect their ability and decisions to purchase our seeds or products incorporating our proprietary technology. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our seed business is highly seasonal and affected by weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of products from our seed biotech segment is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms or fire, also affect decisions by our distributors, direct customers and end users about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results. Seasonal variations may be especially pronounced because our seed product lines are mainly sold in the Southern Hemisphere. Our seed sales tend to be comparatively low during the first quarter, followed by an increase in the second quarter driven by wheat seed sales. Our seed sales of corn, and other hybrid seeds generally peak during the third quarter, and seed sales of soy increase during the last quarter of the year. However, planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we may experience substantial fluctuations in quarterly seed sales.

The level of seasonality in our business overall is difficult to evaluate as a result of our relatively early stage of development, our relatively limited number of commercialized products, our expansion into new geographical territories, the introduction of new products and the timing of introductions of new products. It is possible that our business may be more seasonal, or experience seasonality in different periods, than anticipated. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our commercial technology or products and the fiscal or quarterly budget cycles of our direct customers, distributors, licensees and end users. Customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year.

As we increase our sales in our current markets, and as we expand into new markets in different geographies, it is possible that we may experience different seasonality patterns in our business. Disruptions that cause delays by our customers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

Our results of operations from our seed biotech and agro-industrial products may vary significantly from period to period due to circumstances beyond our control.

The seed biotech and agro-industrial markets are affected by various factors that make their operations relatively unpredictable from period to period. The development of our products may be adversely affected by circumstances beyond our control. For our seed biotech products, factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there were prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants on which we are testing our traits and the samples we store in freezers, both of which are essential to our development activities, would be severely damaged or destroyed, adversely affecting our development activities and thereby our business and results of operations. We have also experienced crop failures in the past for various reasons, causing delays in our achievement of expected results, and necessitating that we re-start field trials.

For our agro-industrial products, factors that may affect the development of our products include an increase in cost of the raw materials for which we designed our technologies, such as raw glycerin. For example, if production of biodiesel were to decrease, glycerin would become scarce, which would increase its cost.

Any development or product failure we may experience or any inability to economically source necessary materials could result in increased cost of development of our seed biotech or agro-industrial products, which may negatively impact our business and results of operations.

Consumer and government resistance to GMOs may negatively affect our public image and reduce sales of seeds or other products containing our traits.

We are active in the field of biotech development of seeds and industrial applications, including GM seeds and bacteria. Foods and enzymes made from such seeds are not accepted by some consumers and in certain countries production of certain GM crops is effectively prohibited because of concerns over such products’ effects on food safety and the environment. The high public profile of biotechnology in food production and food products, and lack of consumer acceptance of products containing our technology could negatively affect our public image and results of operations. The prohibition of the production of certain GM crops in select countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential to spread to and influence the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labeled as “organic” if it contains any GMOs. Additionally, some states in the United States are considering, and one state has passed a law relating to, mandatory labeling of GMO foods, which may carry a negative connotation for consumers and which could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labeling requirements, each of which could in turn have an adverse impact on the sale of our GM seeds.

GM crops are grown principally in the United States, Brazil and Argentina where there are fewer restrictions on the production of GM crops. If these or other countries where GM crops are grown or where we engage in business activities enact laws or regulations that ban the production of such crops or make regulations more stringent, we could experience a longer product development cycle for our products and may even have to abandon projects related to certain crops or geographies, both of which would negatively affect our business and results of operations. Furthermore, any changes in such laws and regulations or consumer acceptance of GM crops could negatively impact our JV partners or licensees, who in turn might terminate or reduce the scope of their commercial arrangements with us or seek to alter the financial terms of our agreements with them.

Competition in seed biotech and agro-industrial products is intense and requires continuous technological development. If we are unable to compete effectively, our business will suffer.

We currently face significant competition in the markets in which we operate. The markets for seed biotech and agro-industrial products are intensely competitive and rapidly changing. Many companies engage in the development of seed biotech and agro-industrial products, and speed in getting a new product to market can be a significant competitive advantage. As an example, some of our competitors engage in research associated with discovery and therefore have research and development, or R&D, budgets allocated for seed biotech or agro-industrial products that are more significant than our TS&PD budget and covering more activities than those in which we engage. In most segments of the seed biotech and agro-industrial markets, the number of products available to the end-customers is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our traits and technology. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our competitors have more experience in research and development, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our traits and technology.

Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

•	impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;
•	increase our compliance and other costs of doing business through increases in the cost to protect our intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;
•	require significant product redesign or redevelopment;
•	render our traits and technology and products that incorporate them less profitable or less attractive compared to competing products;
•	reduce the amount of revenues we receive from government grants, licenses or other royalties; and
•	discourage ourselves, our joint ventures and other collaborators from offering, and end-markets from purchasing, products that incorporate our traits and technology.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. We believe that we are currently in compliance with regulations related to growing GM crops in Argentina and the United States; however, if these regulations change, our validation trials and compliance costs may become costly and burdensome.

Any changes in regulations in countries where GM crops are grown or exported into could result in us, our JV partners, our collaborators or other third parties being unable or unwilling to develop, commercialize or sell products that incorporate our traits or technology. For example, beginning in November 2013, Chinese ports began rejecting U.S. imports of seeds that were allegedly tainted with GM seeds that had not yet been approved in China. Recent developments in China and in other jurisdictions that may adopt similar measures could adversely affect the global market for GM crops. In addition, we rely on various forms of intellectual property protection. Legislation and jurisprudence on intellectual property in the key markets where we seek protection, such as the United States, Brazil, and Argentina, is evolving and changes in laws could affect our ability to obtain or maintain intellectual property protection for our products. Any changes to these existing laws and regulations may materially increase our costs, decrease our revenues and disrupt our business.

We generate revenue from government grants and rely on grants to fund our technology sourcing activities. We cannot guarantee that we will continue to obtain government grants in the future, and our failure to do so for any reason could require us to change our operating model.

Together with our research collaborators, we apply for and seek to obtain research grants from governmental entities. The receipt of government grants is central to our strategy of minimizing our capital expenditures in connection with technology sourcing and product development activities and represents an important means of development of early-stage technology. Pursuant to such grants, the government directly pays for, or we are reimbursed for certain expenses incurred in connection with, our technology development activities. Additionally, a portion of our revenue is generated from payments to us or payments made directly to our suppliers in the form of government grants. In 2014 and 2013, payments from government entities have represented between 11% and 13% of our total revenue for the year, of which approximately 95% was received from Argentine governmental entities.

Our ability to obtain grants and fund our technology sourcing and product development activities with funds received from government entities in the future depends upon the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these grants and other incentives is highly competitive. We may not be successful in obtaining any additional grants, loans or other incentives. The receipt of grant funds also subjects us to compliance with the specific grant requirements, including rigorous documentation requirements. Failure to comply with these requirements could lead to termination of these grant or difficulties in obtaining new grants, as well as an inability to receive reimbursement for our costs or a requirement to refund costs previously reimbursed. Additionally, we are subject to audits in connection with our grant funds, which may subject us to penalties if we are not compliant with applicable requirements. Finally, there can be no assurance that the Argentine government, or the international bodies such as the Inter-American Development Bank and the World Bank that historically have provided the funding that the Argentine government has used to make research grants, will continue to provide grants or funding at current levels or at all. To the extent that our existing grants are terminated or modified or we are unsuccessful in being awarded any additional government grants in the future, we may have to modify our business strategy and would lose a potential source of revenue and means of sourcing and developing new technology, which could adversely affect our results of operations and increase our costs.

The developmental nature of our business is such that we have not generated any profit to date, making our business difficult to evaluate.

We are a biotechnology company with no profit track record under IFRS. Our business is in continuous development and significant additional development and marketing of our business may be necessary prior to achieving significant revenues or profitability. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the biotechnology industry, which is a rapidly evolving and changing market. Since we have not generated profit to date, we cannot guarantee that our business will be profitable in the future. Our ability to obtain cash flow and gain profit depends on our success in gaining regulatory approval for our technology. If we fail to obtain regulatory approvals or achieve successful commercialization of our products, we may never become profitable.

We may be required to pay substantial damages as a result of product liability claims for which we do not have insurance.

Product liability claims are a commercial risk for our business, particularly as we are involved in the sale of commercial technology and the supply of biotechnological products, some of which may be shown in the future to be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture industry in past years based upon claims for injuries allegedly caused by the use of their products. In addition, we may face product liability and similar claims involving cross-pollination of crops, which recently has affected other companies in our industry operating in the United States, and cross-contamination of GMO and non-GMO ingredients. In Argentina there are no precedents for products liability cases in the agricultural industry related to transgenic or biotechnology products; however there has been at least one products liability case related to the use of pesticides. There is a possibility that a products liability case could be filed against us in Argentina, in which case damages may be substantial albeit potentially smaller than those typically awarded in the United States. Product liability claims against us, our joint ventures or third-party licensees selling products that contain our seed traits or technology or allegations of product liability relating to seeds or other products containing traits or technology developed by us could damage our reputation, harm our relationships with our JV partners and other business counterparties and materially and adversely affect our business, results of operations, financial condition and prospects.

Our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials.

As part of our technology sourcing and product development activities, we develop GMOs by inserting new genes into the genomes of certain plants and bacteria. Though we introduce these genes in order to improve plant traits, produce certain enzymes or higher value molecules, or engineer bacterial metabolism, we cannot always predict the effect that these genes may have on the organism. In some cases, the genes may render the organism poisonous or toxic, or they may cause the organism to develop other dangerous characteristics that could harm the organism’s surrounding environment. Furthermore, there is a risk that, when testing GMOs, the seeds or strains of these organisms may escape the laboratory, greenhouse, industrial facility, or field in which they are being tested and contaminate nearby areas. Poisonous or toxic organisms may therefore be inadvertently introduced into the environment, or possibly enter the food production system, harming the people and animals who come in contact with them, which could subject us to fines, liability, reputational harm or otherwise adversely affect our business.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC and the CNV. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act as well as the Argentine securities law and CNV rules. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV rules require that we make annual and quarterly filings and that we comply with disclosure obligations. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder. These exemptions will cease to apply by no later than the last day of our fiscal year following the fifth anniversary of the completion of this offering and possibly sooner, and we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the additional reporting requirements that will apply when we cease to be an “emerging growth company.” We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or eliminate some of our TS&PD activities.

We may require additional capital to fund our TS&PD projects and to provide working capital to fund other aspects of our business. We believe that following the offering, our cash and cash equivalents and marketable securities will provide adequate resources to fund our operations, including TS&PD expenses, planned capital expenditures and working capital requirements for the foreseeable future. However, we may nevertheless need to seek additional financing in the future, due to changes in our business strategy or the occurrence of unanticipated events. We may seek to issue equity securities or debt finance, which could result in dilution to our existing shareholders or subject us to restrictive covenants that limit our operating flexibility and require us to comply with certain financial ratios, respectively. Alternatively, we may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise funds we require, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate our development initiatives or the commercialization of our technology and products, curtail operations or grant licenses to our technology on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business strategy or continue our business.

Development and commercialization, if any, of our products may incur scrutiny under the Convention on Biological Diversity Treaty.

The Convention on Biological Diversity, or the Convention, is an international treaty that was adopted at the Earth Summit in Rio de Janeiro, Brazil in 1992. The treaty provides that if a company uses genetic resources, such as an indigenous plant, from a participating country to develop a product, then the company must obtain the prior informed consent of the participating country and owes fair and equitable compensation to the participating country. Although the United States is not a participating country, most countries where we currently obtain or may obtain genetic resources in the future, including Argentina, have ratified the treaty and are currently participants in the Convention. We may fall under scrutiny of the Convention with respect to the development or commercialization of any of our products derived from genetic resources originating from any of the countries that are participants in the Convention. There can be no assurance that the government of a participating country will not assert that it is entitled to fair and equitable compensation from us. Such compensation, if demanded, may make commercialization of our products impracticable.

Our business strategy may change and the successful implementation of our business plan is uncertain.

As an emerging biotechnology company, we continually analyze our business plan and operations in the light of market conditions and developments. We currently generate a significant portion of our revenue from the provision of research and development services to our joint ventures and to third parties. We anticipate that following the successful regulatory approval and commercialization of our technologies, including HB4, an increasing portion of our revenues will be generated by the joint ventures in which we participate and our proprietary commercial channels. We face numerous challenges to completing the various steps necessary for the commercialization of our products and there can be no guarantee that we will be able to successfully commercialize our technologies. As a result of our continuous analyses of our seed biotechnology and agro-industrial solutions, we may decide to make substantial changes in our business plan and operations. These modifications may also be as a result of management’s belief that it has identified more economical or efficient means of achieving its objectives. These modifications could relate to minor aspects of the business plan, such as the methods in which we sell our seed biotechnology and agro-industrial solutions, or to key aspects of the plan, such as the type of technologies that we seek to commercialize. Changes to our business plan could result in material delays to the commercialization of our products.

Our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of seeds which could harm our business.

We are required to produce inventories of certain of our products, mainly foundational, pre-basic and hybrid seeds, and we monitor our inventory levels based on our own projections of future demand. Because of the length of time necessary to produce commercial quantities of seeds, we must make production decisions well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. This unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast can also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately create write-offs of inventory, any of which circumstances could have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to grow our seeds. If these parties do not grow our seeds at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our commercialization efforts could be delayed or otherwise negatively impacted.

Other than at a small scale, we do not currently produce our proprietary seeds using our own infrastructure. We rely on affiliated and unaffiliated growers to grow our proprietary seed and to sell it to us at negotiated prices each year. Our current dependence upon others for the production of our seeds may adversely affect our ability to commercialize any products on a timely and competitive basis. If our growers decline to a significant degree to plant the acreage on which we rely, and if we cannot find other growers to plant the lost acreage, our inventory of seed could be insufficient to satisfy the needs of our customers. Growers may refuse to grow our seeds for any reason, including deterioration in our business relationship or the existence of more favorable terms with other companies. For example, if a particular crop is paying a materially higher price than has been paid in the past, growers may decide to not grow our seeds in favor of receiving a higher return from an alternative crop planted on the same acreage. If third party growers decline to grow our seeds or if they are unable to grow our seeds at acceptable quality levels, our business, results of operations and financial condition could materially decline.

We have a small client base for our products and services and may experience negative impact on our sales, cash flows from operations and operating results if our clients reduce the volume of products and services they purchase from us.

Because we depend on a core group of significant customers, our future sales or cash flows from our agro-industrial biotechnology solutions and research and development services may be negatively affected if our key customers do not choose our solutions or research and development services or reduce the amount of products or research and development services they purchase from us. One key customer for industrial enzymes, which is invoiced through INDEAR, accounted for 100% of our industrial enzyme sales in 2013 and 2012. In 2014 and 2013, our top two research and development services customers accounted for approximately 42% and 50% of our research and development segment revenue, respectively. We expect that a small number of customers will continue to account for a substantial portion of our net revenue for the foreseeable future.

The loss of, or a significant adverse change in, our relationship with these current and future customers, or any other major customer, could have a material adverse effect on our business, financial position, results of operations and operating cash flows. The loss of, or a reduction in orders from, any significant customers, losses arising from customers’ disputes regarding shipments, product quality, service quality or related matters, or our inability to collect accounts receivable from any major customer could have a material adverse effect on us. There can be no assurance that we will be able to maintain the relationships with our major customers or that they will continue to purchase our enzymes and agro-industrial biotechnology solutions in the quantities that we expect and rely upon. If we cannot do so, our results of operations could suffer.

Risks Related to Our Intellectual Property

Agreements with our JV partners, collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could materially adversely affect our technology and harm our business.

We rely on a combination of patent and other intellectual property laws and other agreements with our JV partners, collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not prevent disclosure, infringement or misappropriation of our confidential information. Our non-compete, confidentiality and nondisclosure agreements or covenants may not be enforceable under applicable law and, even if they are enforceable, may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the further dissemination of our confidential information or direct competition with us by a JV partner. We also have limited control over the protection of trade secrets used by our JV partners and collaborators and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Enforcement of any claim that a party illegally disclosed confidential information or misappropriated a trade secret or violated a non-competition agreement is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise were to lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed.

We may not be able to adequately protect our intellectual property rights throughout the world.

Our commercial success depends in part on our ability to obtain and maintain patent or other intellectual property protection and/or trade secrets protection for the technologies we develop and their uses. We are responsible for determining the jurisdictions in which patent protection will be pursued for our intellectual property, including our HB4 technology. Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and other countries in which we file for patent protection, such as Argentina, China, India, Brazil, Mexico and Australia. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong due to the exhaustion of rights. These products may compete with our product candidates and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. Moreover, farmers or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect. For example, in Argentina, farmers may legally avoid paying royalties to the owners of intellectual property if they keep the seeds from their own harvests and plant them for personal use. Argentine legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows farmers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that farmers illegally claiming the privilege may use and/or sell GM seeds into the market without paying royalties due to us.

The legal systems of certain countries, including China, where we have filed patent applications, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our patents or other intellectual property rights and result in substantial risks to us. Proceedings to enforce our patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

Changes in Argentine and U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotech companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing biotech patents involves technological and legal complexity, and is costly, time consuming, and inherently uncertain. In this regard, the Argentine Patent Office (Instituto Nacional de Propiedad Intelectual) along with the Ministries of Industry and of Health, issued Joint Resolutions, Nos. 118/2012, 546/2012 and 107/2012, with new guidelines for examining chemical-pharmaceutical patent applications. These guidelines severely restrict the patentability of several categories of inventions in the pharmaceutical field and may in time affect the biotech field. In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the Argentine and U.S. Congresses, the federal courts in each country, the U.S. Patent and Trademark Office and the Argentine Patent Office, the laws and regulations governing patents could change in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

If we or one of our JV partners or licensees is sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our JV partners or licensees from developing or commercializing products that incorporate our technology.

Our ability to generate significant revenues from our products depends on our and our joint ventures’ and licensees’ ability to develop, market and sell products and utilize our proprietary technologies without infringing the intellectual property and other rights of any third parties.

As the agricultural biotech industry continues to develop, we or our JV partners or licensees may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes, developed traits or seed treatments. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made about the intellectual property we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we or our JV partners or licensees would be able to obtain a license under such infringed intellectual property on commercially reasonable terms or at all. A finding of infringement could prevent us, our JV partners or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on us. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

The value of our intellectual property could diminish due to technological developments or challenges by competitors, making our products less competitive.

Our intellectual property rights are important to the operation of our business and the commercialization of our seed biotechnology and agro-industrial products. We rely on a combination of patents, plant variety protection, or PVP, trademarks, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our intellectual property. However, the importance of technology development and intellectual property protection in the seed biotechnology and agro-industrial industries increases the risk that technological advances by others could render our products less competitive. Our business could be negatively affected by any of the following:

•	our issued patents, PVP certificates and trademark registrations may be successfully challenged by our competitors;
•	we may be unable to obtain intellectual property licenses that are necessary or useful to our business on favorable terms, or at all;
•	new technology that is independently developed by others may supersede our technology and make our products less desirable or more costly in the marketplace; and
•	competitors may reverse engineer our trade secret technologies.

We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us, even if the rights to such inventions have been assigned to us, exclusive licenses have been granted to us and the employees have waived their rights to royalties or other additional compensation.

Under Argentine Patent and Utility Models Law No. 24,481 and the Argentine Labor Law No. 20,744, which provide the legal framework related ownership of inventions developed during an employer-employee relationship, the employer is awarded ownership of inventions when the employee was hired for the purpose of engaging in inventive discovery. Depending on the nature of an employee’s contribution to an invention, he or she may be entitled to additional compensation by the employer; however, the employer will still retain ownership rights. If an employee was hired for a purpose other than to engage in inventive discovery and he or she creates an invention, the employer reserves the right to the invention and must exercise such right within 90 days after the invention of such invention, and after compensating the employee.

A significant portion of our employees are dedicated to activities that can be considered inventive. As a result, a significant portion of our employees execute confidentiality and ownership rights agreements upon commencement of employment whereby they agree to classify all work undertaken by them as engagement in inventive discovery, which grants us all ownership rights in inventions created while such employees are employed by us. If these assignments or exclusive licenses were deemed invalid or unenforceable, we could be required to pay royalties to our employees who have invented intellectual property that we have commercialized, which in turn may have a material adverse effect on our results of operations.

Risks Related to Operating in Latin America and Argentina

Latin America

Latin America has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina, as well as the other Latin American countries in which we currently operate, such as Uruguay, and in which we may seek to operate in the future, such as Brazil. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Currently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Additionally, economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of our ADSs and have a material adverse effect on our business, financial condition and results of operations.

Latin American governments have exercised, and continue to exercise, significant influence over the economies of the countries in which we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by the changes in government policies or regulations of Latin American governments, including:

•	exchange rates and exchange control policies;
•	tariff and inflation control policies;
•	price control policies;
•	liquidity of domestic capital and lending markets;
•	tax policies, royalty and tax increases and retroactive tax claims; and
•	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Inflation, and government measures to curb inflation in Latin America, may adversely affect the economies in the countries in which we operate in Latin America, our business and results of operations.

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. The measures taken by the governments of some Latin American countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets.

Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers. The occurrence of any of the above circumstances could adversely affect our operating margins and total revenues.

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso.

We conduct a substantial portion of our operations in Argentina, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. The Argentine peso has been subject to significant devaluation against the U.S. dollar since 2002. The Argentine peso depreciated 14.4% against the U.S. dollar in 2012, 32.5% in 2013 and 31.2% in 2014 based on official exchange rates as reported by the Central Bank.

Our consolidated financial statements as included elsewhere herein are presented in U.S. dollars. Therefore, the resulting exchange differences arising from the translation of balances and transactions in Argentine pesos to U.S. dollars are recognized in the financial gain or expense item. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition. In addition, our results of operations and financial condition are affected by changes in the Argentine peso to U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and, accordingly, a significant portion of our costs are incurred in Argentine pesos, while our revenues are primarily denominated in or influenced by U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, appreciation of the Argentine peso against the U.S. dollar may raise our costs in U.S. dollars, which would increase the prices of our commercial technology, products and services to our customers, which, in turn, could adversely affect our business and results of operations and cause significant variability in our results of operations from period to period.

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and our business could be adversely affected. Finally, certain restrictions on the purchase of foreign currency have given rise to the development of an implied rate of exchange. Significant variations in the comparative value of the Argentine peso to the U.S. dollar could adversely affect our business and results of operations.

Government intervention in the Argentine economy, particularly expropriation policies and the establishment of certain industry market conditions and prices, could adversely affect our results of operations or financial condition.

The Argentine government exercises substantial control over the Argentine economy and may increase its level of intervention in certain areas of the economy, including through expropriation policies and/or the regulation of market conditions and prices. For example, in May 2013, the Argentine Congress passed a law providing for the expropriation of 51% of the share capital of YPF Sociedad Anónima, or YPF, the main Argentine oil company, which shares were owned by Repsol, S.A. and its affiliates. In February 2014, the Argentine government agreed to pay Repsol S.A. $5.0 billion in Argentine sovereign bonds as compensation for the seizure of the YPF shares, which although subsequently ratified by Repsol S.A.’s shareholders and the Argentine Congress, represented approximately half of the amount originally demanded by Repsol S.A. Additionally, in 2008, the Argentine government increased agricultural variable export tariffs, affecting the profitability of agricultural activities and disrupting local markets. Expropriations and other interventions by the Argentine government such as the one relating to YPF or export tariffs can have an adverse impact on foreign investment in Argentina, the access of Argentine companies to the international capital markets and relations between Argentina and other countries, the occurrence of which could adversely affect our business and prospects, as well as the market value of our ordinary shares and ADSs.

There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the board decisions of listed companies under certain circumstances and suspend the board of directors for a period of up to 180 days. In September 2014, Supply Law No. 26,991, or the Supply Law, came into effect. The Supply Law provides that in the event of a shortage or scarcity of goods or services that satisfy basic needs and the general welfare of the population, the enforcement authorities may require their sale, production, distribution and delivery throughout Argentina.

Argentine presidential, congressional, municipal and state government elections are expected to be held during 2015 (mostly in October 2015). Uncertainty resulting from the elections, as well as potential changes in policy or regulation, may adversely affect the Argentine economy. We can offer no assurances that the policies that may be implemented by the newly elected Argentine government after such elections will not adversely affect our business, results of operations or financial condition.

In the future, the level of intervention in the economy by the Argentine government may continue or increase, the occurrence of which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. There can be no assurance that the Argentine government will not continue to interfere or increase its intervention by establishing prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our commercial technology or products in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely price our products, which could have a material and adverse effect on our business, results of operations and financial condition.

Our results of operations may be adversely affected by uncertainty regarding the prevailing rate of inflation and high inflation in Argentina.

Since 2007, the prevailing rate of inflation in Argentina has been the subject of extensive debate. According to the National Institute of Statistics and Census Information (Instituto Nacional de Estadísticas y Censos), or INDEC, the consumer price index increased by 23.9% in 2014 and 10.9%, 10.8% and 9.5% in 2013, 2012 and 2011, respectively. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, opposition lawmakers in Argentina reported an inflation rate of 38.5% for 2014, 28.3% for 2013 and 25.6% for 2012. The Argentine government has imposed fines on private consultants reporting inflation rates higher than those reported by the INDEC. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index and real Gross Domestic Product, or GDP. The lack of certainty and consensus with respect to the actual rate of inflation in Argentina has slowed the rebound in the long-term credit market and could result in a further decrease in confidence in Argentina’s economy.

Additionally, in the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. There can be no assurance that reported or actual rates of inflation will not further increase in the future. Current or increased rates of inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In particular, the margins on our technology, products and research and development services are impacted by increases in related costs, such as wage inflation in Argentina, as well as other factors.

Argentina’s defaults with respect to the payment of its foreign debt could prevent the government and the private sector from accessing the international capital markets, which could adversely affect our financial condition, including our ability to obtain financing outside of Argentina.

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion. In December 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (such as the International Monetary Fund and the “Paris Club” – an informal intergovernmental group of creditors from 19 different countries that convenes to renegotiate debts to sovereign creditors) and other financial institutions. In 2006, Argentina cancelled all of its outstanding debt with the IMF, totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2005 and 2010, restructured over $74.4 billion of its defaulted debt. As of September 30, 2013, Argentina’s total public debt, including amounts owed to the Paris Club, amounted to $201 billion. On May 29, 2014, the Paris Club announced that it had reached an agreement to clear Argentina’s debt in arrears due to the Paris Club in the amount of $9.7 billion, as of April 30, 2014. The agreement provides for repayment of the debt within five years, including a minimum of $1.2 billion to be paid in May 2015 and an additional payment in May 2016.

As of December 31, 2011, the International Centre for Settlement of Investment Disputes, or the ICSID ruled that the Argentine government must pay an amount of approximately $1 billion, plus interest and incurred expenses, in respect of claims brought by foreign shareholders of several Argentine companies who did not participate in the exchange offers. Furthermore, in connection with the same matter, the United Nations Commission on International Trade Law has issued two judgments requiring the Argentine government to pay $240 million, plus interest and expenses, to these entities. In addition, on August 4, 2011, the ICSID held that it had jurisdiction to hear claims brought by 60,000 Italian holders of Argentine sovereign debt who did not participate in the exchange offers and claiming a total of $4.4 billion. On October 18, 2013, the Argentine Ministry of Economy issued Resolution No. 598/2013, which approved a form of a transactional agreement to be entered into with certain ICSID judgment creditors, providing for a 25% reduction of the creditors’ claims and payment in kind through Argentine BODEN and Bonos de la Nación Argentina en Dólares Estadounidenses 7% 2017. As of December 31, 2014, there were ICSID judgments outstanding against Argentina for approximately US$64 million, plus interest and expenses.

In October 2012, the U.S. Court of Appeals for the Second Circuit, or the Second Circuit, affirmed a ruling in favor of holders of Argentina’s bonds that did not participate in the exchange offers conducted in 2005 and 2010, that Argentina’s conduct in making full payment on the exchanged bonds, while making no payments on the defaulted bonds violated contractual provisions under which the bonds were issued that require the issuer to treat bondholders equally. The decision also largely upheld injunctions in favor of the nonparticipating bondholders barring Argentina from paying $3.41 billion that is due to the bondholders on the restructured debt that was issued to them in the 2004 and 2010 exchange offers unless it also makes arrangements to deposit $1.33 billion into escrow to pay the nonparticipating bondholders on the bonds held by them. In September 2013, the United States Supreme Court denied Argentina’s petition to review the decision of the Second Circuit. Mandated negotiations between Argentina and the litigating bondholders ended on July 30, 2014 without reaching an agreement, which resulted in a portion of Argentina’s sovereign debt being deemed in “technical default,” upon which Standard & Poor’s cut its credit rating on Argentina’s foreign currency sovereign debt to “selective default.”

In addition, in September 2014, the Argentine Congress passed a law to restructure foreign-law bonds held by exchange bondholders to allow the payment in Argentina and to appoint a new paying agent. On September 29, 2014, the U.S. District Court for the Southern District of New York held Argentina in contempt of court as a result of this law. The U.S. District Court authorized limited exceptions to the injunction allowing certain custodians of Argentine law-governed bonds to process payments in August 2014, September 2014 and December 2014. Payments on the remaining restructured bonds have not been processed as a consequence of the injunction and various restructured bondholders have been seeking the release of such payments in court. As of the date hereof, the U.S. District Court has not authorized any other such releases or payments.

Argentina’s default with respect to the payment of its foreign debt, its delay in completing the debt restructuring process with creditors that did not participate in the related exchange offers, the complaints filed against Argentina discussed above, the Supreme Court’s decision not to hear Argentina’s appeal and the declaration of contempt could prevent the government from obtaining international private financing or receiving direct foreign investment, as well as private sector companies in Argentina from accessing the international capital markets. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. Without access to direct foreign investment, the government may not have sufficient financial resources to foster economic growth and our business could be materially and adversely affected.

The lack of financing available for Argentine companies may have an adverse effect on the results of our operations, our ability to access capital and the market price of our ordinary shares.

The prospects for Argentine companies accessing financial markets are limited in terms of the amount of financing available and the conditions and costs of such financing. In addition to the default on the Argentine sovereign debt and the global economic crisis that have significantly limited the ability of Argentine companies to access international financial markets, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones), or AFJPs, to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. In addition, the Argentine government, through its assumption of the AFJP’s equity investments in a variety of the country’s main private companies, became a shareholder in such companies, which may impact our ability to access the capital markets in the future. Lack of access to international or domestic financial markets could have an adverse effect on the results of our operations and on the price of our ordinary shares and ADSs.

An increase in export and import duties and controls may have an adverse impact on our business.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products. During the last ten years, such export taxes have undergone significant increases, reaching a maximum of 35% in the case of soybean. There can be no assurance that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed.

Pursuant to a resolution of the AFIP, since February 2012, prior to the execution of any purchase order or similar document, Argentine importers are required to file before the AFIP a Prior Import Statement (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement will be verified by Argentine Customs upon arrival of the goods into Argentina and will be a condition for the authorization of the payment of the purchase price by the Argentine financial entities. Even though this is intended merely as an information regime, it may be used for purposes of restricting imports into Argentina. There have been significant delays in the approvals of this regime. A similar regime was also imposed in respect of the import and export of services, and could result in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. The imposition of this regime may restrict the imports of goods and the import and export of services of our Argentine subsidiaries and joint venture, which may adversely affect our financial conditions or results of operations. The imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas could adversely affect our financial condition or results of operations.

Argentine exchange controls on the acquisition of foreign currency and on transfers abroad and capital inflows have limited, and may continue to limit, the availability of international credit, access to capital markets and the ability to convert dividends from Argentine pesos to U.S. dollars.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain or obtain foreign currency or make payments abroad. Although some of these restrictions were subsequently eased, in June 2005, the Argentine government issued Decree No. 616/2005, which established new controls on capital inflows that could result in reduced availability of international credit, including the requirement, subject to certain exceptions, that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for 365 days in a non-interest bearing account. In addition, since late 2011, the Argentine government has increased certain controls on the incurrence of foreign currency-denominated indebtedness, the acquisition of foreign currency and foreign assets by local residents. For example, the Central Bank adopted regulations that (1) shortened the period for a borrower to convert foreign currency-denominated indebtedness into Argentine pesos, (2) shortened a borrower’s window of access to the local foreign exchange market in connection with a prepayment of scheduled interest payments in respect of foreign currency-denominated indebtedness, and (3) limited the ability of local residents to access the local exchange market for the acquisition of foreign currency for certain purposes, such as currency hoarding. Furthermore, new AFIP regulations require that all foreign exchange transactions be registered with AFIP. In addition, the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Moreover, legislative, judicial or administrative changes or interpretations may be forthcoming. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

In addition, since 2011, the Argentine government has increased controls on the incurrence of foreign currency-denominated indebtedness, the sale of foreign currency and the acquisition of foreign assets by local residents. Furthermore, new regulations were issued in 2012 pursuant to which certain foreign exchange transactions are subject to prior approval by Argentine tax authorities. The level of international reserves deposited with the Central Bank significantly decreased from $43.2 billion on January 2, 2013 to $31.4 billion on March 20, 2015, reducing the capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us. Additional controls could have a negative effect on the economy and on private sector companies, including our business, and may adversely affect the ability of Argentine companies to access the international debt markets.

Additionally, transactions with bonds acquired using the proceeds from the capitalization of our Argentine subsidiaries increase our exposure to fluctuations in the Argentine peso exchange rate (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations Finance Income—Results of Operations—Comparison of the years ended December 31, 2014 and 2013—Finance income”). This, in turn, could have an adverse effect on our operations and on the price of our ordinary shares and ADSs. Any future regulations in respect of proceeds collected outside Argentina for capitalization of our Argentine subsidiaries could also have an adverse effect on us.

As of the date of this prospectus, we are not obliged to settle proceeds received from capitalizations abroad through the Argentine Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios), or FX Market; however, there can be no assurance that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations of foreign currency activities, any of which could have a material adverse effect on our business, results of operations and financial condition.

The Argentine government may order salary increases for employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in the minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014 and to 4,716 Argentine pesos in January 2015, which represents an aggregate increase of 31% during 2014. Due to high levels of inflation, employers in both the public and private sectors have historically experienced, and currently are experiencing, significant pressure from unions and their employees to further increase salaries. During 2014, various unions negotiated agreements with employers’ associations to implement salary increases of approximately 25% to 30%. Due to the acceleration of inflation and the devaluation of the Argentine peso during the latter part of 2013 and 2014, the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. If, as a result of such measures, future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, this could have a material and adverse effect on our costs and business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations.

Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and heightened political tensions. On November 8, 2012, there was a widespread protest against the government and strikes, and social unrest increased during the last months of 2012. Social unrest continued to increase during 2013, 2014 and the beginning of 2015, which was reflected by general strikes on April 10, 2014 and March 30, 2015. Future possible government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Any such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Argentina’s economic recovery since the 2001-2002 economic crisis has undergone a significant slowdown, and any further decline in Argentina’s rate of recovery could adversely affect our business.

Although general economic conditions in Argentina have recovered significantly since the 2001-2002 economic crisis, an ongoing slowdown suggests uncertainty as to whether the growth experienced following the 2001-2002 crisis is sustainable. Furthermore, the economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and a lack of consumer and investor confidence. According to the INDEC, Argentina’s real GDP grew by 0.5% in 2014, 3.0% in 2013, 1.9% in 2012, 8.9% in 2011 and 9.2% in 2010. There is uncertainty as to whether Argentina will suffer a further decline in growth rate, which could lead to reduced demand for our products and services, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares and ADSs and the Offering

Our ADSs and ordinary shares have not previously been traded on stock exchanges, and therefore an active and liquid market for the trading of our ADSs and the ordinary shares underlying the ADSs may not develop.

Before this global offering, our ordinary shares, including in the form of ADSs, were not traded on any stock exchange. In connection with this global offering, we will apply to list ADSs representing our ordinary shares on the NYSE and our ordinary shares on the MERVAL. An active and liquid market for trading may not develop or, if developed, may not be able to maintain itself. The investment in marketable securities of issuers located in emerging countries, such as Argentina, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. Furthermore, if an active public market for our ADSs and ordinary shares does not develop on the NYSE and the MERVAL following the completion of this global offering, the market price and liquidity of our ordinary shares, including in the form of ADSs, may be materially and adversely affected. As of December 31, 2014, the MERVAL had a total market capitalization of $98.49 billion, with an average daily trading volume of 16.80 million shares during the 12-month period ended December 31, 2014. As of the same date, the NYSE had a total consolidated market capitalization of $29.97 trillion, with an average daily trading volume of $3.39 billion shares during the 12-month period ended December 31, 2014.

The initial public offering price for our ordinary shares and ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our ordinary shares and ADSs after this global offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the market price of our ordinary shares and ADSs.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment, and may experience further dilution if our executives and directors exercise stock options granted to them or if we issue stock grants in the future.

The initial public offering price will be substantially higher than the net tangible book value per ADS immediately after this offering. Therefore, if you purchase ADSs in this offering, you will experience immediate and substantial dilution of approximately $ per ADS in the price you pay for ADSs that represent our ordinary shares as compared to its net tangible book value as of December 31, 2014, assuming an initial public offering price of $ per ADS, the midpoint of the price range set forth on the cover page of this prospectus. In addition, following this offering, purchasers in the international offering will have contributed approximately % of the total consideration paid by our equity holders to purchase ADSs, in exchange for acquiring approximately % of our total ordinary shares, including in the form of ADSs, as of December 31, 2014, assuming an initial public offering price of $ per outstanding ordinary share, including in the form of ADSs, the midpoint of the price range set forth on the cover of this prospectus.

On December 17, 2014, our shareholders approved stock grants of up to 632,000 ordinary shares and the issuance of stock options exercisable for 632,000 ordinary shares to certain of our executives and directors, in accordance with Argentine capital markets law. As of the date hereof, options exercisable in respect of 464,520 ordinary shares have been issued with an exercise price of $15.85 per share and may be exercised beginning April 1, 2017 and no stock grants have been awarded. The granting of future options and the issuance of our ordinary shares as a result of the exercise of existing and future options, as well as future stock grants may result in further dilution. For further information on this calculation, see “Dilution.”

We do not expect to declare any dividends in the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares, including in the form of ADSs, in the foreseeable future. After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our ADS, or the ordinary shares represented thereby, in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the proposal of our board of directors, and approval of shareholders, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors and shareholders deem relevant. Consequently, investors may need to rely on sales of their ADSs, and the ordinary shares represented thereby, after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our ADSs.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act.

In addition, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would have to present our financial statements under U.S. GAAP and may also be required to modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” For so long as we remain an “emerging growth company,” we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires that our independent registered public accounting firm to provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we fail to be aware of and remedy any material weaknesses or significant deficiencies in our internal control over financial reporting. We have also elected to include two years of audited consolidated financial statements and selected financial data. In general, these reduced reporting requirements may allow us to refrain from disclosing information that you may find important. We have irrevocably elected not to avail ourselves of the election to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of completion of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act. We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our share price may be more volatile.

The market price of our ADSs could be negatively affected by future sales of our ADSs or ordinary shares.

After this offering, we will have ADSs and ordinary shares outstanding. If we or our shareholders sell substantial amounts of our ordinary shares or ADSs, either on the NYSE or on the MERVAL, or if there is a public perception that these sales may occur in the future, the market price of our ADSs may decline. We, together with our directors, officers and our significant shareholders, in the aggregate beneficially owning approximately 88% of our outstanding ordinary shares as of May 15, 2015, have agreed with the international underwriters of this offering not to sell any ordinary shares or ADSs, other than the ordinary shares represented by the ADSs offered through this prospectus, for a period of 180 days following the date of this prospectus. The international underwriters may, in their sole discretion, release all or any portion of our ordinary shares subject to these lock-up agreements for sale in public or private markets prior to the expiration of the lock-up period. The market price for our ADSs and ordinary shares could drop significantly when the restrictions on resale by our existing shareholders lapse or if the restrictions on resale are waived. A decline in the price of our securities could impede our ability to raise capital through the issuance of additional ADSs or other equity securities.

If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933, or the Securities Act, registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of ordinary shares.

Under Argentine corporations law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, U.S. Persons (as defined in Regulation S under the Securities Act) holding our ordinary shares or ADSs may be unable to exercise preemptive and accretion rights granted to our holders of ordinary shares in connection with any future issuance of our ordinary shares unless a registration statement under the Securities Act is effective with respect to both the preemptive rights and the new ordinary shares, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our ordinary shares, and we cannot assure you that we will file or maintain any such registration statement or that an exemption from registration will be available. Unless those ordinary shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our ordinary shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be assigned by the ADS Depositary; if the rights cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

The preemptive and accretion rights granted to holders of our ordinary shares under Argentine law could limit the ways we can raise capital in the future.

We may seek additional financing in the future for a variety of reasons, including changes in our business strategy or the occurrence of unanticipated events. Because the Argentine corporations law provides shareholders preemptive rights and accretion rights, we may not be able to effectively utilize certain types of financing transactions, such as confidentially marketed public offerings or private investments in public equity, or PIPEs, that are commonly used by U.S. domestic corporations that do not afford their shareholders preemptive rights. Restrictions on the ways we can raise additional capital in the future that do not apply to most other U.S. public companies could adversely affect our financial condition and ability to compete in the markets in which we operate.

Our shareholders may be subject to liability for certain votes of their securities under Argentine law.

Although our shareholders are not liable for our obligations, shareholders, including beneficial owners of our shares who hold their shares in the form of ADSs, who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine corporate law No. 19,550, as amended and supplemented, or Argentine corporate law, or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders. Additionally, shareholders and holders of ADSs who have a conflict of interest with us in respect of a particular transaction and do not abstain from voting on a relevant matter may be held liable for damages to us, but only to the extent such transaction would not have been approved without such shareholder’s vote. See “Description of Share Capital—Bylaws—Shareholders’ Liability.”

Restrictions on transfers of foreign currency may interfere with the conversion of any future dividends or distributions from Argentine pesos into U.S. dollars and the remittance of U.S. dollars abroad.

Argentine law currently permits the Argentine government to impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina (including dividend payments) under certain circumstances.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, most of which are still in effect. Among the restrictions that are still in effect are those relating to the repatriation of certain funds collected in Argentina by non-Argentine residents.

The transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and audited financial statements, does not require formal approval by the Central Bank; however, the recent decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened during the following years. Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the FX Market for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Despite the fact that foreign exchange regulations currently in effect do not provide for mandatory repatriation by Argentine companies of capital contributions, in the event that we do not settle such funds through the FX Market, our shareholders will need the Central Bank’s prior approval to purchase foreign currency with Argentine pesos collected in Argentina in the event of dissolution, liquidation or sale of our shares. Furthermore, there may be additional de facto restrictions, for example, if we do not settle funds from capital contributions through the FX Market. These restrictions and controls could interfere with the conversion of dividends or other distributions in connection with our ordinary shares from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. In such a case, the depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADR holders who have not been paid. These restrictions and requirements could also adversely affect the market price of our ADSs or ordinary shares.

You may face difficulties in exercising your voting rights or other rights relating to the ADSs.

ADS holders may only exercise certain of their rights relating to our underlying ordinary shares by providing voting instructions to the ADS Depositary in accordance with the ADS deposit agreement and custody agreement. Therefore, ADS holders may face difficulties in exercising their rights with respect to the underlying securities that would otherwise not exist if they held such securities directly.

For example, an ADS holder may not have sufficient or reasonable time to provide voting instructions to the ADS Depositary in accordance with the mechanisms set forth in the deposit agreement and custody agreement, and the ADS Depositary will not be held responsible for failure to deliver such instruction. The ability of ADS holders to hold us responsible for such failure may be limited. In addition, investors may need to be an owner of record to have standing to pursue certain actions against us. Any of these factors could substantially limit the ability of ADS holders to fully exercise their rights as shareholders.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so.

Although we intend to follow substantially all NYSE corporate governance standards, we intend to rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, due to certain restrictions imposed by Argentine corporate law and Argentine securities law, our audit committee, unlike the audit committee of a U.S. issuer, will only have an “advisory” and/or “supervisory” role and may only make recommendations for adoption by our board of directors, which will be responsible for the ultimate vote and final decision.

Furthermore, we may in the future cease to follow NYSE corporate governance standards and instead follow Argentine standards, including those required by the CNV rules. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Changes in Argentine tax laws may adversely affect the tax treatment of our ordinary shares or ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law 26,893. Under the amended law, the distribution of dividends is subject to income tax at a rate of 10%, unless the dividends are distributed to Argentine corporate entities. In addition, the amended law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Taxation — Material Argentine Tax Considerations—Taxation on dividends.” However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our ordinary shares and/or ADSs.

The income tax treatment of income derived from the sale of ADSs, dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this prospectus no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this prospectus, no administrative or judicial rulings have clarified the ambiguity in the law.

Therefore, holders of both our ordinary shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

We have not yet determined whether our existing internal controls over financial reporting are effective to comply with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, or PCAOB, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404 and PCAOB standards. We have not yet commenced the process of determining whether our existing internal controls over financial reporting are effective in accordance with a recognized internal control framework to comply with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls over financial reporting could have a material adverse effect on our stated results of operations, financial position and cash flows and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on the effectiveness of internal controls over financial reporting from our independent auditors, if attestation of internal controls is required.

We are organized under the laws of Argentina and holders of our ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

We are organized under the laws of Argentina. A significant portion of our and our subsidiaries’ assets are located outside the United States. Furthermore, all of our directors and officers and some advisors named in this prospectus reside in Argentina. Investors may not be able to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in an Argentine court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Prior to any enforcement in Argentina, a judgment issued by a U.S. court will be subject to the requirements of Article 517 through 519 of the Argentine Federal Civil and Commercial Procedure Code if enforcement is sought before federal courts or courts with jurisdiction in commercial matters of the City of Buenos Aires. Those requirements are: (1) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (3) the judgment does not violate the principles of public policy of Argentine law and (4) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish, including, without limitation, the foreign judgment and other documents related thereto, requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language. See “Enforcement of Civil Liabilities.”

Pursuant to separate indemnification agreements, we indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of Argentina and subject to the jurisdiction of the Argentine courts, unless such rights or obligations do not relate to or arise out of their capacities listed above.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the ordinary shares underlying our ADSs on the MERVAL at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 79.7% of the aggregate market capitalization of the MERVAL as of December 31, 2014. Accordingly, although you are entitled to withdraw our ordinary shares underlying the ADSs from the ADS Depositary at any time, your ability to sell such shares on the MERVAL at a price and time at which you wish to do so may be substantially limited.

Non-Argentine companies that own our ordinary shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina.

Under Argentine law, foreign companies that own shares in an Argentine corporations are required to register with the applicable Public Registry of Commerce in order to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder is not a special purpose vehicle organized solely to conduct business in Argentina, is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements. If you own our ordinary shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with the applicable Public Registry of Commerce, your ability to exercise your rights as a holder of our ordinary shares may be limited.

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our ADSs could be subject to adverse U.S. federal income tax consequences

If we were a “passive foreign investment company”, within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, or a PFIC, for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. We do not expect to be a PFIC for United States federal income tax purposes for our current taxable year. However, our possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend on the composition of our income and assets, the market valuation of our assets (including, among others, our goodwill) from time to time, and our spending schedule for cash balances and the proceeds of the offering, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, U.S. Holders of our ADSs or ordinary shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on gains recognized on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Taxation— Material U.S. Federal Income Tax Considerations —Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our ability to develop and commercialize biotechnology products;
•	our ability to maintain our JV agreements with our current partners;
•	our ability to enter into new joint ventures and expand our technology sourcing and product development to new traits and crops;
•	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;
•	our expectations regarding regulatory approval of products developed by us, our joint ventures and third party collaborators;
•	our expectations that products containing our seed traits will be commercialized and we will earn royalties from the sales of such products;
•	our ability to maintain and recruit knowledgeable or specialized personnel and collaborators to perform our TS&PD work;
•	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;
•	our ability to develop and exploit a proprietary channel for the sale of our biotechnology products;
•	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data; and
•	our ability to protect our intellectual property through patents, PVP, trademarks, trade secret laws, confidentiality provisions, and licensing arrangements for the genes that we identify.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

CERTAIN DEFINED TERMS

Unless otherwise specified or the context requires otherwise in this prospectus:

•	references to “we,” “us,” the “Issuer” and “our” refer to Bioceres S.A., together with its subsidiaries;
•	references to “$” and “Dollars” are to U.S. Dollars, and references to “AR$” and “Argentine pesos” are to Argentine pesos, and, except as otherwise indicated and solely for the convenience of the reader, Argentine peso amounts have been translated into U.S. Dollars based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank of Argentina, or the Central Bank, on December 30, 2014 (the last day of the year for which exchange rates were reported). The U.S. Dollar equivalent information should not be construed to imply that the Argentine peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See “Exchange Rates and Controls;”
•	“AACREA” refers to the Argentine Association of Regional Consortiums for Agricultural Experimentation (Asociación Argentina de Consorcios Regionales de Experimentación Agrícola), an organization representing some of the largest farm operations in Latin America;
•	“AAPRESID” refers to the Argentine Association of No-Till Producers (La Asociación Argentina de Productores en Siembra Directa), an Argentine farmers’ organization known for its international leadership in the adoption of new agricultural technologies;
•	“ADSs” refers to American Depositary Shares representing our ordinary shares;
•	“ADS Depositary” refers to Deutsche Bank Trust Company Americas;
•	“AFIP” refers to the Argentine Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
•	“APHIS” refers to the Animal and Plant Health Inspection Service of the USDA;
•	“Arcadia Biosciences” refers to Arcadia Biosciences, Inc., a U.S. company that commercializes agriculture based technologies;
•	“Argentine corporate law” refers to Law No. 19,550, as amended and supplemented.
•	“Bioceres Semillas” refers to our proprietary commercial channel for seeds, Bioceres Semillas S.A.;
•	“CAGR” refers to compound annual growth rate;
•	“Capital Markets Law” refers to Argentine Law No. 26,831 as amended and supplemented.
•	“Central Bank” refers to the Central Bank of Argentina;
•	“CNV” refers to the Argentine Securities Commission (Comisión Nacional de Valores);
•	“CONABIA” refers to the Argentine National Advisory Commission of Agricultural Biotechnology (Comisión Nacional Asesora de Biotecnología Agropecuaria);
•	“CONICET” refers to the National Scientific and Technical Research Council of Argentina (Consejo Nacional de Investigaciones Científicas y Técnicas), the main organization in charge of the promotion of science and technology in Argentina and an entity run by the Argentine federal government;
•	“crop protection technologies” refers to our technologies that are designed to control weeds, insects or diseases;
•	“EcoSeedPack” refers to our customized seed treatments that complement our traits and germplasms;
•	“FAO” refers to the Food and Agriculture Organization of the United Nations;
•	“Florimond Desprez” refers to FD Admiral SAS, a French company specializing in wheat breeding, among other crops;

•	“GAAP” means generally accepted accounting principles;
•	“GDP” means gross domestic product;
•	“GM” refers to genetically modified;
•	“GMO” refers to genetically modified organism;
•	“GMPO” refers to genetically modified plant organism;
•	“HB4” refers to the yield improvement technology we co-own with CONICET and the National University of the Litoral, including our modified HB4 gene traits in our 2012 HB4 patents (see “Business—Intellectual Property” for a description of our 2012 HB4 patents);
•	“Hahb 4” refers to a gene from sunflower that confers drought tolerance in crops and to a promoter element that initiates the expression of the gene, which are the subjects of 2003 patents co-owned by CONICET and National University of the Litoral from whom we have an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents (see “Business—Intellectual Property” for a description of our 2003 Hahb 4 patents);
•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•	“INDEAR” refers to our research and development subsidiary, Instituto de Agrobiotecnologia Rosario S.A.;
•	“industrial enzymes” refers to enzymes that have industrial applications, such as chymosin;
•	“INMET” refers to our research and development subsidiary specialized in bacterial fermentation solutions, Ingenieria Metabolica S.A.;
•	“ISAAA” refers to the International Service for the Acquisition of Agri-biotech Applications;
•	“JV” refers to joint venture;
•	“MAGyP” refers to the Argentine Ministry of Agriculture, Livestock and Fishing (Ministerio de Agricultura, Ganadería y Pesca);
•	“MERVAL” refers to the Buenos Aires Stock Exchange (Mercado de Valores de Buenos Aires);
•	“MG” refers to maturity group;
•	“microbial fermentation solutions” refers to genetically engineered Bacillus subtilis modified for the conversion of low-value organic carbon sources into higher value molecules, such as biofuels, biopolymers and ectoine;
•	“NUE” refers to nutrient use efficiency;
•	“ordinary shares” refers to our ordinary shares with a nominal value of AR$2 (following the 50-for-1 share split of our ordinary shares effective upon completion of the offering) and one vote per share;
•	“OECD” refers to the Organization for Economic Co-operation and Development;
•	“PHAs” refers to polyhydroxyalkanoates;
•	“PLAs” refer to polylactic acid;
•	“PVP” refers to plant variety protection;
•	“quality traits” refer to technologies designed to increase or decrease the content of a particular grain or forage component, thus improving its nutritional value or generating a downstream benefit;
•	“R&D” refers to research and development;
•	“Rizobacter” refers to Rizobacter Argentina S.A., an Argentine company that focuses on research, development, production and commercialization of biological agents used in agriculture;

•	“S&W Seed” refers to S&W Seed Company, a U.S.-based, leading producer of warm climate, high-yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, which recently announced the acquisition of DuPont Pioneer’s alfalfa business, expanding its operation to include dormant materials;
•	“SAGyP” refers to Argentina’s Secretariat of Agriculture, Livestock and Fishing (Secretaría de Agricultura, Ganadería y Pesca);
•	“Semya” refers to Semya S.A., our Argentina-based joint venture with Rizobacter that conducts research and development to commercialize seed treatments and agricultural biological inputs for soybean, wheat, corn and alfalfa;
•	“SENASA” refers to Argentina’s National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria);
•	“SPC” refers to our technology for the production of bovine chymosin;
•	“TILLING” refers to targeted induced local lesions in genomes, a non-GM method in molecular biology that allows directed identification of mutations in a specific gene;
•	“Trigall Genetics” refers to Trigall Genetics S.A., our Uruguay-based joint venture with Florimond Desprez to develop and commercialize conventional wheat varieties as well as varieties with next-generation biotechnologies in South America;
•	“TS&PD” refers to technology sourcing and product development;
•	“USDA” refers to the United States Department of Agriculture;
•	“Verdeca” refers to Verdeca LLC, our U.S.-based joint venture with Arcadia Biosciences that develops and deregulates soybean varieties with next-generation agricultural technologies;
•	“WUE” refers to water use efficiency;
•	“yield improvement” refers to the increase in the production of a given crop; and
•	“YPF” refers to YPF Sociedad Anónima, the main Argentine oil company, including YPF Tecnología S.A., its R&D subsidiary.

EXCHANGE RATES AND CONTROLS

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91, or the Convertibility Law, established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of AR$1.00 to $1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. The Public Emergency Law has been subsequently extended and is in effect as of the date of this prospectus.

Since the suspension of some of the provisions of the Convertibility Law in December 2001, the Argentine government has imposed several controls on the purchase of foreign currency in the exchange market, the transfer of funds outside of Argentina and the inflow of funds to Argentina.

Commencing in late 2011, the Argentine government began implementing measures that further restricted access to the foreign exchange market. Resolution No. 3210/2011 (as amended) issued by the Federal Administration of Public Revenue, or AFIP, and Communication “A” 5245 (as amended) issued by the Central Bank established the Foreign-Exchange Consultation, a system through which the AFIP analyzes each operation in real time in order to evaluate the consistency of transactions with each buyer’s tax information, and determine whether to approve the transaction. As of the date of this prospectus, there are limitations on the purchase of foreign currency except for specific and regulated transactions such as payments of imported goods, payment of services rendered by non-Argentine residents, payments of principal and interest of external financial debt, repatriation of direct investments, payment of dividends and purchases by natural persons for traveling outside of Argentina and for savings purposes, among others.

Since 2003, foreign exchange regulations allow Argentine companies to purchase foreign currency in the foreign exchange market to pay dividends to non-Argentine shareholders and to the ADS Depositary for the benefit of the foreign holders of ADSs, provided that such dividends correspond to periods covered by approved audited annual financial statements. Argentine companies may also make payments of dividends to foreign shareholders and to the ADS Depositary for the benefit of the foreign holders of ADSs in Argentine pesos. The repatriation of such proceeds by foreign shareholders and/or the ADS Depositary for the benefit of the foreign holders of ADSs is also allowed under foreign exchange regulations.

The impact of foreign exchange regulations on the repatriation rights of non-Argentine resident investors (i.e. the right to use Argentine pesos received by a non-resident for a sale, liquidation or capital reduction to buy foreign currency and transfer it abroad) varies depending on whether the investment is a direct or a portfolio investment, and on whether such investment was settled through the foreign exchange market, which is not mandatory under foreign exchange regulations. Under Argentine regulations, “direct” investments are participations in Argentine companies of at least 10% of their common shares or voting rights (and subsequent contributions of a foreign investor who has already reached that level), and “portfolio” investments are participations that fall below that minimum. In order to access the foreign exchange to purchase foreign currency for direct investment repatriation purposes, the direct investor must evidence that it is domiciled or incorporated in a jurisdiction considered to be cooperative for the purposes of tax transparency; and if applicable, that any capital contribution made, or share purchase price paid, by the direct investor was transferred to Argentina through the foreign exchange market, which are only required for investments as of October 28, 2011. Both direct and portfolio investments must be maintained in Argentina for at least 365 days before repatriation. In addition, repatriation of a portfolio investment requires evidence that the original investment involved the transfer of funds to Argentina and is subject to an aggregate maximum limit of $500,000 per calendar month for all transfers for that purpose.

Although there is no prohibition against purchasing foreign currency to pay dividends or repatriate direct investments, there are certain de facto restrictions or temporary delays to complete these transactions.

The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina. See “Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso” and “Risk Factors—Risks Related to Our ADSs and the Offering—Restrictions on transfers of foreign currency may interfere with the conversion of any future dividends or distributions from Argentine pesos into U.S. dollars and the remittance of U.S. dollars abroad.”

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not further depreciate in the future. The exchange rates below should not be considered as representations that the Argentine peso amounts have been or could be converted into U.S. dollars at that rate or any other rate.

	Exchange Rate AR$ per $
	High(1)	Low(1)	Average(2)	Period End
Year Ended December 31,
2010	3.99	3.80	3.91	3.97
2011	4.30	3.97	4.13	4.31
2012	4.92	4.30	4.57	4.92
2013	6.54	4.98	5.55	6.54
2014	8.56	6.54	8.12	8.55

Month Ended
November 2014	8.53	8.51	8.51	8.53
December 2014	8.56	8.53	8.55	8.55
January 2015	8.64	8.55	8.60	8.64
February 2015	8.73	8.65	8.68	8.73
March 2015	8.82	8.73	7.78	8.82
April 2015	8.91	8.83	8.87	8.91
May 2015 (through May 13, 2015)	8.94	8.91	8.93	8.94

Notes:—Source: Central Bank.

(1)Exchange rates are the actual low and high on a daily basis for each period.

(2)The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period. The monthly average rate is calculated on a day-to-day basis for each month.

USE OF PROCEEDS

We estimate that our net proceeds from the global offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $          million, or approximately $          million if the international underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $          per ADS (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014), which corresponds to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming ordinary shares are sold to our existing shareholders who exercise their preemptive and accretion rights under Argentine law at a price of $          per ordinary share (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014).

A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS would increase (decrease) the net proceeds to us from this offering by approximately $          million, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal reasons for this offering are to:

•	increase our visibility in the marketplace;
•	accelerate the international commercialization of our products;
•	increase our capitalization and financial flexibility; and
•	create a public market for our ordinary shares.

The creation of a public market for our ordinary shares will facilitate our ability to raise additional equity in the future and to use our ordinary shares as a means of attracting and retaining key employees and as consideration for potential future acquisitions.

We intend to use the net proceeds from this offering to:

•	expedite the time to market for our seed technologies and globally expand our seed biotech business;
•	satisfy working capital needs required to accelerate the commercial adoption of our products;
•	develop and commercially expand our agro-industrial biotech business;
•	develop next-generation seed and agro-industrial biotech solutions through continued technology sourcing and product development efforts; and
•	fund general corporate purposes.

We may also use a portion of the net proceeds to expand our business through investments in or acquisitions of other complementary strategic joint ventures, businesses, products or technologies. We do not have any understandings, commitments, or agreements with respect to any such acquisitions or investments as of the date of this prospectus.

Our management retains the right to utilize the net proceeds as it determines. The actual allocation of our resources to the above or other uses will depend on the needs and opportunities that our management perceives at the time of allocation. Pending such use, we intend to invest the net proceeds in short-term, medium-term, investment-grade and interest-bearing securities.

DIVIDENDS

Our Dividend Policy

Under Argentine corporate law, the declaration and payment of dividends, subject to compliance with applicable Argentine corporate law, is determined by the annual shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Since our inception, we have not declared or paid any cash or other form of dividends on our ordinary shares. We currently intend to retain any earnings for use in our business and do not intend, as of the date of this prospectus, to pay cash dividends on our ordinary shares for the foreseeable future. Dividends, if any, on our outstanding ordinary shares will be proposed by our board of directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors and shareholders may deem relevant.

In addition, the distribution of dividends may be limited by Argentine law, which permits the distribution of dividends only out of realized and net earnings as set forth in our annual stand alone financial statements presented in Argentine pesos and approved by shareholders.

Under Argentine corporate law and our bylaws, we are required to maintain a legal reserve of 20% of our then-outstanding share capital, which legal reserve is not available for distribution to shareholders. Additionally, our annual net income must be allocated in the following order:

•	to comply with the legal reserve requirement;
•	to pay the accrued fees of the members of the board of directors and supervisory committee;
•	to pay dividends on preferred shares, if any;
•	for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and
•	the remainder of net income for the year may be distributed as dividends or as otherwise determined by our shareholders at the annual ordinary shareholders’ meeting.

According to rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of share dividends, the relevant ordinary shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved the share dividend.

Payment of Dividends

In general, Argentine foreign exchange regulations grant access to the foreign exchange market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to a depositary for the benefit of the foreign holders of ADSs, provided that such dividends correspond to periods covered by approved annual audited financial statements and that the company’s share capital is registered with the Central Bank. The shares underlying the ADSs are held in Argentina by Caja de Valores S.A., acting as the custodian agent for the ADS Depositary. The ADS Depositary will be the registered owner on the records of the registrar of our ordinary shares and will act as the registrar of our ADSs. We will inform the Central Bank of the amount of our ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the foreign exchange market to pay dividends with respect to our ordinary shares or ADSs, subject to certain structural restrictions as described further in “Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—Argentine exchange controls on the acquisition of foreign currency and on transfers abroad and capital inflows have limited, and may continue to limit, the availability of international credit, access to capital markets and the ability to convert dividends from Argentine pesos to U.S. dollars” and “Risk Factors—Risks Related to Our ADSs and the Offering—Restrictions on transfers of foreign currency may interfere with the conversion of any future dividends or distributions from Argentine pesos into U.S. dollars and the remittance of U.S. dollars abroad.” Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying ordinary shares represented by such ADSs to the same extent as the holders of the ordinary shares.

Payments of cash dividends and distributions, if any, will be made in Argentine pesos, although we reserve the right to pay in other currency. See “Risk Factors—Risks Related to Our ADSs and the Offering—We do not expect to declare any dividends in the foreseeable future.” The ADS Depositary will convert such dividends received by the depositary in Argentine pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, depositary fees and expenses, currency conversion expenses, taxes or governmental charges, if any. In the event that the ADS Depositary is unable to convert immediately the Argentine currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Argentine peso.

Contractual limitations on dividend payments

We are not a party to any agreement containing contractual limitations on the payment of dividends.

CAPITALIZATION

The following table sets forth our total capitalization, together with our cash, cash equivalents and marketable securities, as of December 31, 2014:

•	on an actual basis; and
•	on an as adjusted basis to reflect the offer and sale of (i) ADSs and ordinary shares, in the global offering at an assumed initial public offering price of $ per ADS, which corresponds to the midpoint of the price range set forth on the cover page of this prospectus and (ii) ordinary shares to our existing shareholders who may exercise preemptive and accretion rights under Argentine law at a price of $ per ordinary share (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014). Based on this assumed offering price, we expect to receive total estimated net proceeds of approximately $ (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014, in respect of amounts sold to our existing shareholders), in each case, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as other financial information contained in this prospectus.

	As of December 31, 2014
	Actual	As adjusted
	($; except share data)
Cash and cash equivalents	2,249,699
Short-term debt	730,006
Long-term debt (excluding current portions)
Borrowings (1)	1,134,783
Puttable instruments	1,668,133
Total debt	3,532,922
Ordinary shares, par value AR$2 per share; 12,632,150 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	6,924,146
Share premium	10,870,260
Retained earnings	(9,375,820)
Equity attributable to equity holders of the parent	8,418,586
Equity attributable to non-controlling interests	349,399
Total capitalization	12,300,907

Notes:—

(1)All of our borrowings are denominated in Argentine pesos (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014).

A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS, which corresponds to the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by $          million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after this offering. Our net tangible book value as of December 31, 2014 was AR$          per ordinary share and $          per ADS. Net tangible book value per share and per ADS represents our total assets excluding our intangible assets less the amount of our total liabilities divided by 12,632,150, the total number of our ordinary shares outstanding as of December 31, 2014 adjusted in the case of the ADSs, to reflect the ratio of             ordinary shares per ADS.

After giving effect to the sale of ADSs and ordinary shares in the global offering at an assumed initial public offering price of $          per ADS, which corresponds to the midpoint of the initial public offering price range set forth on the cover page of this prospectus and (ii)               ordinary shares to our existing shareholders who may exercise their preemptive and accretion rights under Argentine law at a price of $          per ordinary share (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of December 31, 2014 would have been AR$         per ordinary share and $         per ADS. This amount represents an immediate increase in net tangible book value of AR$          per ordinary share or $          per ADS to our existing shareholders and an immediate decrease in net tangible book value of AR$          per ordinary share or $          per ADS to new investors purchasing ADSs in this offering. We determine dilution by subtracting the as adjusted net tangible book value per ADS after this offering from the amount of cash that a new investor paid for an ADS.

The following table illustrates this dilution of $          per ADS to purchasers of ADSs in this offering:

Per ADS
Assumed initial public offering price	$
Net tangible book value as of December 31, 2014(1)	$
Increase attributable to this offering	$
As adjusted net tangible book value after this offering(2)	$
Dilution to new investors in this offering	$

Notes:—

(1)Net tangible book value per share and per ADS represents our total assets excluding our intangible assets less the amount of our total liabilities divided by 12,632,150, the total number of our ordinary shares outstanding as of December 31, 2014, adjusted to reflect the ratio of                ordinary shares per ADS.

(2)As adjusted net tangible book value after this global offering corresponds to net tangible book value as of December 31, 2014, plus increase in net tangible book value attributable to this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS, which correspond to the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our consolidated net tangible book value after this global offering by $          million (AR$          million) and the dilution per ADS to new investors by $             , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014).

If the international underwriters exercise their over-allotment option in full in this offering, the as adjusted net tangible book value after the offering would be $          per ADS, the increase in net tangible book value per share to existing shareholders would be $          per ADS and the decrease in net tangible book value per share to new investors would be $          per ADS at an assumed initial public offering price of $          per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus (based on the exchange rate of AR$8.55 per $1.00 reported by the Central Bank on December 30, 2014).

As of the date hereof, 464,520 ordinary shares were subject to the exercise of stock options outstanding as of the date hereof, at an exercise price of $15.85 per ordinary share with additional stock options for

167,480 ordinary shares authorized but not issued. Our shareholders also authorized 632,000 ordinary shares issuable to management pursuant to stock grants, although such grants have not been awarded as of the date of this prospectus. To the extent these options are exercised or stock grants are made there will be further dilution to new investors.

SELECTED FINANCIAL INFORMATION

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board, or IFRS.

The selected consolidated statement of profit or loss and other comprehensive income data for the years ended December 31, 2014 and 2013 and the selected consolidated statements of financial position data as of December 31, 2014 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

Consolidated statements of profit or loss and other comprehensive income

	For the year ended December 31,
	2014	2013
	($)
Revenue	10,469,943	7,387,288
Government grants	1,343,806	1,062,393
Total revenues	11,813,749	8,449,681
Cost of sales	(6,110,740)	(5,519,418)
Research and development expenses	(1,645,657)	(1,594,382)
Selling, general and administrative expenses	(3,721,511)	(3,084,079)
Share of profit (or loss) of joint ventures	(931,076)	(443,784)
Operating loss	(595,235)	(2,191,982)
Finance income	785,109	735,100
Finance costs	(680,440)	(895,135)
Loss before income tax	(490,566)	(2,352,017)
Income tax charge	(690,040)	(663,776)
Total comprehensive loss	(1,180,606)	(3,015,793)
Total comprehensive income/(loss) attributable to:
Equity holders of the parent	(1,321,310)	(2,837,027)
Non-controlling interests	140,704	(178,766)

Consolidated statements of financial position

	As of December 31,
	2014	2013
	($)
Current assets:
Cash and cash equivalents	2,249,699	18,156
Trade receivables	5,953,882	3,904,526
Other receivables	2,084,775	792,764
Income and minimum presumed income taxes recoverable	54,354	38,045
Inventories	971,438	967,220
Total current assets	11,314,148	5,720,711
Non-current assets:
Other receivables	627,771	615,180
Income and minimum presumed income taxes recoverable	437,427	290,854
Deferred tax assets	1,267,224	1,614,184
Property, plant and equipment	4,583,510	4,889,635
Intangible assets	1,611,030	1,719,247
Goodwill	536,065	536,065
Total non-current assets	9,063,027	9,665,165
Total assets	20,377,175	15,385,876

	As of December 31,
	2014	2013
	($)
Current liabilities:
Trade and other payables	4,451,520	5,454,038
Borrowings	730,006	1,373,863
Employee benefits and social security	296,217	490,068
Deferred revenue and advances from customers	214,173	382,069
Income and minimum presumed income taxes payable	298,244	258,906
Other tax payables	120,894	60,398
Government grants	214,808	202,347
Investments in joint ventures	1,364,677	440,900
Provisions	251,181	—
Total current liabilities	7,941,720	8,662,589
Non-current liabilities
Borrowings	1,134,783	685,913
Deferred revenue and advances from customers	32,500	35,000
Government grants	832,054	923,692
Puttable instruments	1,668,133	—
Total non-current liabilities	3,667,470	1,644,605
Total liabilities	11,609,190	10,307,194
Equity
Issued capital	6,924,146	6,742,969
Share premium	10,870,260	6,339,539
Retained earnings	(9,375,820)	(8,054,510)
Equity attributable to equity holders of the parent	8,418,586	5,027,998
Non-controlling interests	349,399	50,684
Total equity	8,767,985	5,078,682
Total equity and liabilities	20,377,175	15,385,876

Business segment data

	For the year ended December 31,
	2014	2013
	($)
Revenue by business segment(*)
Seed biotechnology	6,255,438	5,238,579
Agro-industrial biotechnology	2,654	162,496
Research & development	5,555,657	3,048,606
Total revenue(*)	11,813,749	8,449,681

(*)Includes government grants

Other financial data:
Ratio of current assets to current liabilities	1.42	0.66
Ratio of shareholders’ equity to total liabilities	0.76	0.49
Ratio of non-current assets to total assets	0.44	0.63
Ratio of revenue(*) to shareholders’ equity	1.35	1.66

(*)Includes government grants

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with, and is qualified in its entirety by reference to our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013, including the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB, included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs that involve risks and uncertainties. Our actual results may differ materially from those discussed in these forward-looking statements as a result of various factors, including, without limitation, those discussed below and elsewhere in this prospectus, particularly as set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a fully-integrated agricultural technology company with a strong leadership position in South America and access to global agricultural markets through our direct distribution channel and industry-leading partners. We believe we have a distinct multifaceted approach to the commercialization of our products, of which our proprietary distribution channel forms an important part. Our ability to deliver multiple, value-creating technologies, including seed biotechnology and agro-industrial biotechnology, to customers globally mitigates risks that channel partnerships may create. We work with global agricultural firms and researchers to create, develop, deregulate and commercialize technologies suited for our targeted high-growth markets in agricultural and industrial biotechnology. We anticipate that our first commercialized trait technology will be HB4, our yield-enhancement technology through abiotic stress-tolerance, which recently received biosafety regulatory approval in Argentina with respect to soybeans through a joint venture entity. We believe we have created a platform for the delivery of numerous products in multiple large and high-growth end-markets.

We currently generate revenues primarily through the sale of seeds and the provision of research and development services through our subsidiaries to our joint ventures and other product development partnerships. As the technologies under development by our joint ventures or other partners receive regulatory approvals and are commercialized, we anticipate that our primary source of revenues will be derived from the sale of seeds that contain our biotech traits or are treated with our seed treatments, including royalty payments and license fees, and to a lesser extent, the commercialization of enzymes and other agro-industrial biotechnology solutions.

We have incurred losses since our inception, amounting to $1.2 million and $3.0 million in the years ended December 31, 2014 and 2013, respectively. We expect to continue to grow our revenue and to leverage our current operating, commercial and administrative structure, to further narrow our operating losses as our revenue increases. However, we have not generated profit to date, and we cannot guarantee that our business will be profitable in the future.

Financial Presentation

The selected financial information as of and for the years ended December 31, 2014 and 2013 is derived from, and is qualified in its entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013 including the related notes thereto, included elsewhere in this prospectus.

We prepared our consolidated financial statements in accordance with Argentine GAAP until December 31, 2013. In connection with this offering, we have prepared the consolidated financial statements included in this prospectus as of and for the years ended December 31, 2014 and 2013 in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from Argentine GAAP to IFRS on our equity and loss are set out in Note 3 to our consolidated financial statements included elsewhere in this prospectus. Our functional and presentation currency is the U.S. dollar (except for the Argentine GAAP financial statements we file with the CNV, which presentation currency is the Argentine peso as required by local regulations). Our consolidated financial statements as of and for the years ended December 31, 2014 and 2013 have been audited by our independent auditors, as set forth in their report included elsewhere in this prospectus.

We account for our 50% equity interests in our joint ventures as equity method investments in our consolidated financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. We have determined that, for the year ended December 31, 2014, our equity interest in Semya exceeded the 20% significance tests of Rule 3-09. Accordingly, this prospectus includes the audited financial statements of Semya as of December 31, 2014 and for the 153 days ended December 31, 2014 (such period commencing on the date of Semya’s incorporation on August 1, 2014).

Factors Affecting our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Market demand for our products and services

Our sales and profitability are influenced by the demand for our seed products, agro-industrial products and R&D services in the particular markets in which we operate.

Demand for our seed products is affected by the purchase decisions of our seed distributors and customers, which are typically driven by fluctuation in agricultural commodities prices and planting decisions, as well as externalities such as general market conditions, farmer production decisions, commodity prices, operating costs and weather conditions. Demand for our agro-industrial products is affected by the purchase decisions of our enzyme clients and distributors, which are typically driven by demand for the end-product for which they are employed to produce, such as cheese in the case of chymosin we produce, as well as macroeconomic and other factors affecting the industries and companies employing our agro-industrial technologies and products. Demand for our R&D services is primarily affected by the number of R&D projects under development by our clients and the volume of technical services required by our JV partners and strategic collaborators, which is in turn driven by the quantity of JV partners we have and the number and scope of the strategic collaborations to which we are party.

Fluctuations in commodity prices

Our results of operations, particularly the demand and price for our seed products and our agro-industrial biotech products, are affected by global agricultural commodities prices, such as grains, milk, meat, biofuels and biomaterials. Global prices of agricultural commodities vary in accordance with domestic and export market prices, which are primarily affected by the local and global demand for, and supply of, those commodities. Prices for agricultural commodities are also significantly influenced by speculative actions and by currency exchange rates, volatility in credit markets and fluctuation in consumer and business confidence. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodities prices. Demand for agricultural commodities, such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide economic growth and prosperity.

Seasonality and weather conditions

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our seed business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, our sales are concentrated in the last three quarters of each year, when demand for our seed products increases as farmers begin planting their fields. We contract with growers and seed suppliers based upon our anticipated market demand. Generally, we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s. The impact of seasonality and the resulting fluctuations in quarterly results may be moderated as we achieve our international expansion plans for our seed business in geographies with contrasting seasons and climates. Milestone, royalty and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

Our seed business is also affected by unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other factors beyond our control, which may cause our sales and operating results to fluctuate significantly. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which also causes fluctuations in our quarterly operating results. Finally, some of our customers and distributors order in bulk only one or two times a year, which may further cause our seed product revenues to fluctuate from period to period.

Stages of development of our products

Our results of operations will vary depending on the stage of development of our products and technologies. Some of our key technologies are currently in the early stages of development and our historical operating results are not indicative of the operating results we expect to experience in later stages of product development. As we are able to advance our technology through the development and regulatory phases to commercial launch, we expect our revenues and cash flows to increase. In particular, we expect our operating results prior to the time we carry out the launch and commercialization of HB4 and related technologies to differ significantly from operating results following such product launch.

As our seed biotechnology business continues to develop internationally, we expect that we will expand our seed sales business and derive additional revenues from licensing fees from third parties and our JV partners, due to the introduction of our seed trait products to the global market, if and when these become commercially available. We also will continue to generate license fees from upfront payments and milestone payments that we receive from third parties pursuant to research and license agreements, as well as royalty fees from distributors and from farmers who save harvested seeds that contain our technology and then use the seeds in subsequent harvests. We also expect to generate additional revenues from distribution fees that our JV partners pay to our proprietary distribution channel for selling seed products that incorporate our technology.

Our agro-industrial biotechnology segment currently generates revenues primarily through chymosin sales, an enzyme used in the cheese manufacturing industry, pursuant to contracts with third-party distributors and customers. We expect sales of chymosin to increase following the completion of our industrial-scale chymosin facility, which is planned for completion and commencement of operations in 2016. We also plan to generate revenues in the future by commercializing our Bacillus fermentation solutions for the production of biopolymers as well as other higher value molecules and compounds, particularly ag-biologicals that we can deploy in our integrated EcoSeedPacks, which are customized seed treatments for our trait-germplasm combinations.

Our costs are significantly impacted by the stage of development of our products and technologies, requiring, for example, expenditures in the research, development and regulatory phases of a product without corresponding flows of revenue until the time of commercial launch. Research and development expenses may fluctuate from period to period and may also increase significantly if we choose to accelerate certain research and development programs or if we elect to take a greater role in the regulatory and commercialization process with respect to one or more of our seed traits or products in development incorporating our seed traits.

Regulatory environment

Our results of operations will vary depending on the speed in which we are able to obtain regulatory approvals for our products and the cost and expense associated with gaining such approvals. The degree of regulation to which we are subject varies by activity and country. Our ability to sell our technologies and products depends on us obtaining and maintaining necessary authorizations, permits and regulatory approvals in the markets in which we operate. As of the date of this prospectus, we have been seeking to obtain regulatory approval for several technologies, in particular our HB4 technology, in Argentina and Uruguay, with plans to subsequently seek regulatory approvals either directly or through our joint ventures or collaborators in other large agricultural markets such as Brazil and the United States. Additionally, as we and our third party collaborators develop new technologies, our results will be affected by our ability to achieve successful product launch and commercialization of approved technologies.

Effects of export taxes on our products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Currently, soybean, wheat, rough rice, processed rice, corn and sunflower are subject to export taxes of 35.0%, 23.0%, 10.0%, 5.0%, 20.0% and 32.0%, respectively. As local prices are determined taking into consideration the export parity reference, any change in export taxes would affect our financial results.

Macroeconomic conditions

Our financial condition and results of operations are affected by general macroeconomic conditions, fiscal policies and monetary measures in Argentina and other countries where we operate, including fluctuations in currency exchange rates, inflation and interest rates in those markets. Our results of operations are affected by the rate of depreciation or appreciation of the Argentine peso against the U.S. dollar, given that certain of our costs, assets and liabilities are denominated in Argentine pesos. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the U.S. dollar are recognized in the finance gain or expense line. Additionally, during the periods under review, we recognized gains from transactions in respect of U.S. dollar denominated Argentine sovereign bonds due to the differential between the quoted price of Argentine bonds in the Argentine markets (in Argentine pesos) and their quoted price in U.S. markets (in U.S. dollars), which results are not indicative of the results that may be expected in the future. Our business, financial condition and results of operations may also be affected by inflation, since a significant proportion of our operating costs and expenses are incurred in Argentine pesos. High inflation rates could also affect our customers by adversely affecting their purchasing power and demand for our technologies, products and services. The impact of inflation in Argentina on our results of operations could be moderated as we undertake our international expansion plans in markets with lower inflation rates.

Government grant policies

The Argentine government has established certain incentives and financial mechanisms to fund the development of new biotechnologies through research grants. Our results of operations may be affected by changes in government funds available for grants or changes in government policies regarding the funding of biotechnology companies through grants, therefore affecting our ability to fund our research and development efforts.

Principal Components of Our Results of Operations

Revenue

Revenues are generated by our three business segments: seed biotechnology, agro-industrial biotechnology, and research and development.

Seed Biotechnology. Our seed biotechnology segment generates revenues primarily through sales of seeds incorporating our proprietary or licensed technology to distributors and customers, as well as through receipt of royalty payments from distributors, extended royalty payments from farmers who save harvested seeds that contain our technology and then use the seeds in subsequent harvests and license fees in the form of upfront fees or milestone payments from third parties pursuant to research and license agreements. We generally recognize revenue from seed sales upon delivery to third-party distributors or customers. We generally recognize distribution network royalty payments when the distributor reports the sales to us and recognize extended royalty payment revenues when the non-governmental organization that manages the settlement system for extended royalty transactions, ARPOV (Asociación Argentina de Protección de las Obtenciones Vegetales), to which farmers report and declare the amount of seed they save for future harvests, periodically settles and pays us the amount of extended royalties due and collected from farmers. We generally recognize license fees as revenue when upfront fee payments are received for services rendered or when milestone fee related performance criteria are achieved. Milestones typically consist of significant stages of development for our traits in a potential commercial product, such as achievement of specific technological targets, completion of field trials, filing with regulatory agencies, completion of the regulatory process, and commercial launch of a product containing our traits.

Agro-Industrial Biotechnology. Our agro-industrial biotechnology segment currently generates revenues primarily through chymosin sales, an enzyme used in the cheese manufacturing industry, pursuant to contracts with third-party distributors and customers. We generally recognize revenue from enzyme sales upon delivery to our distributors or customers.

Research and Development. Our research and development segment currently generates revenues mainly through the provision of R&D and technical services to our JV partners and selected third parties pursuant to negotiated contractual arrangements. We generally recognize research and development services revenues as these services are provided.

Government grants

Government grants consist of payments from government entities in the form of government grants. Government grant revenue is recognized when the costs for which the grant is intended to compensate are expensed. When the grant relates to an asset, revenue is recognized in equal amounts over the expected useful life of the related asset.

Cost of sales

Cost of sales consists of direct costs related to the sale of our products and services. We generally recognize these costs when our products and services are delivered and recognized as revenue in each of our three business segments.

Seed Biotechnology—Cost of sales consists primarily of costs of purchasing third-party licensed seed products and raw materials including seeds, production services and costs relating to processing and packaging of our proprietary and licensed seed products and royalty and license payments we must make to our suppliers of seed products and licensors of technology.

Agro-Industrial Biotechnology—Costs of sales consists primarily of costs of purchasing safflower and other raw materials, and the costs of production and packaging of the enzyme products we sell.

Research and Development—Cost of sales consists primarily of salaries and related personnel costs of our R&D employees, payments to third-party suppliers and the costs of disposable materials such as seeds, laboratory supplies, fertilizer, water and soil.

Research and development expenses

Research and development expenses consist of costs incurred in the discovery, development and testing of products that incorporate our traits, except for the capitalized portion of these costs. These expenses include employee salaries and benefits, fees paid to third-party research providers, scientists and professionals for product registration and approval, fees associated with licensed technology, land leased for field trials, chemicals and supplies, the pro rata cost of our facility for research and development purposes and other external expenses. Research and development costs are generally expensed as incurred.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of salaries and benefits of our commercial and administrative employees; professional service fees (including consulting, legal, accounting and audit fees); expenses for advertising, marketing and promotional activities; shipping and handling costs; business development expenses; depreciation of our property, plant and equipment; and overhead and office administration costs. There are some direct and incremental costs related to this offering, which are capitalized under the denomination “deferred offering costs,” and will be deducted from the proceeds from this offering to be included in equity. Selling, general and administrative expenses also include allowances for bad or doubtful accounts. Following the completion of this offering, selling, general and administrative expenses will include expenses incurred in connection with our public company obligations, including as result of compliance with the Sarbanes-Oxley Act and rules promulgated by the SEC and the CNV. Selling, general and administrative expenses are generally expensed as incurred.

Share of profit or loss of joint ventures

Share of profit or loss of joint ventures consists of our participation in the profits or losses generated by our 50% equity interest in our unconsolidated joint ventures, Trigall Genetics, Semya and Verdeca, based on the equity method and the elimination of 50% of unrealized profit arising from transactions between us and our joint ventures. We have not received any distributions from any of these unconsolidated joint venture entities since their inception.

Finance income

Finance income consists primarily of interest income charged to clients that purchase our products under deferred payment financing terms, gains from interests of financial assets measured at amortized cost using the effective interest method and gains from transactions with Argentine sovereign bonds.

Finance costs

Finance expense consists primarily of interest on outstanding loans, borrowings and other payables, foreign currency exchange gains and losses on monetary assets and liabilities and losses from interest of financial liabilities measured at amortized cost using the effective interest method.

Income tax charge

Income tax charge consists of the provision for income tax and the variation in deferred tax charged to the statement of profit or loss and other comprehensive income. Our income tax provision has not been historically significant, as we have incurred losses since our inception. As of December 31, 2014, we had unused tax losses carryforwards of $1.5 million, net of $0.1 million of allowance for unused tax losses. These unused tax losses carryforwards in Argentina expire five years from the time of incurrence. The statutory tax rate in Argentina was 35% for each of 2014 and 2013.

Results of Operations

The table below illustrates our consolidated results of operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	($)
Revenue	10,469,943	7,387,288
Government grants	1,343,806	1,062,393
Total revenue	11,813,749	8,449,681
Cost of sales	(6,110,740)	(5,519,418)
Research and development expenses	(1,645,657)	(1,594,382)
Selling, general and administrative expenses	(3,721,511)	(3,084,079)
Share of profit or loss of joint ventures	(931,076)	(443,784)
Operating loss	(595,235)	(2,191,982)
Finance income	785,109	735,100
Finance costs	(680,440)	(895,135)
Loss before income tax	(490,566)	(2,352,017)
Income tax charge	(690,040)	(663,776)
Total comprehensive loss	(1,180,606)	(3,015,793)

Comparison of the years ended December 31, 2014 and 2013

Revenue

Revenues increased by 41.7%, or $3.1 million, to $10.5 million for 2014 from $7.4 million for 2013, primarily as a result of:

•	an increase in seed sales of $0.9 million, mainly attributable to higher sales volumes of soy, corn and other crops;
•	an increase in license fees invoiced to third parties of $0.1 million attributable to technology development milestone payments; and

•	an increase in R&D and technical fee income of $2.3 million, mainly attributable to higher R&D services rendered to our JV partners outlined in our agreements.

The effect of these factors was partially offset by lower enzyme sales of $0.2 million, mainly attributable to a temporary scheduled shutdown of our pilot production facility to optimize processes for increasing production to industrial scale.

Government grants

Government grants increased by 26.5%, or $0.3 million, to $1.3 million for 2014 from $1.1 million for 2013, primarily as a result of increased eligible research and development expenses.

Cost of sales

Cost of sales increased by 10.7%, or $0.6 million, to $6.1 million for 2014 from $5.5 million for 2013, primarily as a result of an increase of $1.0 million in direct costs of seed sold principally resulting from higher seed sales volumes, partially offset by lower royalty costs.

Research and development expenses

Research and development expenses increased by 3.2%, or $0.1 million, to $1.6 million for 2014, primarily as a result of increased R&D employee, laboratory and supplies expenses, partially offset by lower facility maintenance charges.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 20.7%, or $0.6 million, to $3.7 million for 2014 from $3.1 million for 2013, primarily as a result of:

•	an increase in employees salaries and related personnel costs of $0.4 million, principally due to newly hired executive management dedicated to further development of our seed business;
•	an increase in the depreciation of property, plant and equipment of $0.2 million, principally due to additions of machinery and equipment; and
•	an increase in provisions of $0.3 million.

The effect of these factors was partially offset by lower freight costs of $0.1 million and lower publicity and advertising expenses of $0.1 million.

Share of profit (or loss) of joint ventures

The loss resulting from our share in the profit or loss of joint ventures increased by 109.8%, or $0.5 million, to $0.9 million for 2014 from $0.4 million for 2013, primarily as a result of our proportionate share in the loss of our joint venture Semya due to the incurrence of initial early stage R&D costs in 2014.

Finance income

Finance income increased by 6.8%, or $0.1 million, to $0.8 million for 2014 from $0.7 million for 2013, primarily as a result of an increase of $0.3 million in gains derived from transactions with Argentine sovereign bonds consummated in 2014 compared to 2013, partially offset by $0.3 million of lower interest income applied on client receivables.

Gains from transactions with Argentine sovereign bonds amounted to $0.5 million for 2013 and $0.8 million for 2014. In 2013 and 2014, we acquired U.S. dollar denominated bonds in the U.S. debt markets, with cash proceeds from capital contributions. The bonds trade both in the U.S. and Argentine markets. After holding the bonds for a certain period of time as required by Argentine law, we sold the bonds in the Argentine market. Because the quoted price of the bonds in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in Argentine pesos into the U.S. dollar), at the time the transactions were consummated in 2013 and 2014, was higher than the quoted U.S. dollar price for the bonds in the U.S. markets, we recognized a gain when we sold the bonds in the Argentine market. See “Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso.”

Finance costs

Finance costs decreased by 24.0%, or $0.2 million, to $0.7 million for 2014 from $0.9 million for 2013, primarily as a result of $0.6 million of lower interest expenses resulting mainly from lower debt balances due to debt principal repayments for 2014, partially offset by $0.4 million of lower exchange rate gains.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of $0.5 million for 2014 compared to a loss before income tax of $2.4 million for 2013.

Income tax charge

Income tax charge amounted to $0.7 million for 2014 and 2013. Although we recorded losses before income tax in each of 2014 and 2013, income tax arose in both periods primarily because of differences between IFRS and Argentine tax law regarding the accounting treatment of certain items, such as the charge derived from our share of losses in joint ventures under IFRS, which is not deductible under Argentine tax law, and exchange rate conversion gains that only arise under Argentine GAAP and are taxable by Argentine tax law.

Loss for the period

As a result of the foregoing, we recorded a loss of $1.2 million for 2014 compared to a loss of $3.0 million for 2013.

Segment Reporting

We divide our business into three principal revenue generating segments: seed biotechnology, agro-industrial biotechnology and research and development. The discussion below compares changes in revenues by business segment for the years ended December 31, 2014 and 2013.

The following table sets forth our revenue for the years ended December 31, 2014 and 2013 by business segment:

	Year ended December 31,
	2014		2013
	$	% of revenue	$	% of revenue
Revenue by business segment(*)
Seed biotechnology	6,255,438	53.0%	5,238,579	62.0%
Agro-industrial biotechnology	2,654	0.0%	162,496	1.9%
Research and development	5,555,657	47.0%	3,048,606	36.1%
Total revenue(*)	11,813,749	100%	8,449,681	100%

(*)Includes government grants.

Seed Biotechnology. Revenue increased by 19.4%, or $1.0 million, to $6.3 million for 2014 from $5.2 million for 2013. The increase was primarily due to an increase in the volume of seed sales of $0.9 million and an increase in license fees invoiced to third parties of $0.1 million.

Agro-Industrial Biotechnology. Revenue decreased by 98.4%, or $0.2 million for 2014 as compared to 2013, due to lower enzyme sales, mainly attributable to the temporary scheduled shutdown of our pilot production facility in 2014 to optimize processes for future industrial-scale production.

Research and Development. Revenue increased by 82.2%, or $2.6 million, to $5.6 million for 2014 from $3.0 million for 2013, primarily due to an increase in R&D and technical fee revenue of $2.3 million attributable to higher R&D services rendered to our joint venture entities, and an increase of $0.3 million in the amount of government grants.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily with equity contributions from our shareholders, borrowings, including loans and credit facilities, income generated by our seed product sales, licensing fees and R&D service revenues and payments from government grants. Our principal use of cash is to fund our operations, investments in intangible assets, expenditures in property, plant and equipment, working capital requirements and repayment of debt obligations.

Liquidity position

As of December 31, 2014, our cash and cash equivalents amounted to $2.2 million as compared to $18,156 as of December 31, 2013. Cash amounts are held primarily in Argentine pesos.

Future capital requirements

We believe that our existing cash and cash equivalents, cash inflows from revenue, current lines of credit and the net proceeds to us from this offering will be adequate to meet our anticipated cash needs for at least the next 12 months. In addition, we expect that the net proceeds from this offering will provide us with additional financial flexibility to execute our strategic objectives, including the possibility of expanding our businesses into new markets and making strategic investments and acquisitions.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash and cash equivalents are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms or at all.

Indebtedness

As of December 31, 2014, our total outstanding borrowings were $1.9 million, consisting of $0.7 million of primarily short-term bank credit lines and the short-term portion of long-term loans, and $1.2 million of long-term loans and credit facilities. All of our borrowings are denominated in Argentine pesos, and include loans for $1.6 million that bear fixed interest rates ranging from 1.0% to 19.5%, and loans for $0.3 million that bear variable interest rates that ranged from 9.0% to 26.0% during 2014. Of our total outstanding borrowings as of December 31, 2014, $1.1 million were guaranteed by certain Argentine reciprocal guarantee companies (pursuant to Argentine Law 24,467), $0.6 million were secured by ordinary shares in Bioceres S.A. owned by certain shareholders and $0.1 million were secured by our property, plant and equipment.

Puttable instruments

As of December 31, 2014, our non-current liabilities included $1.7 million of puttable instruments relating to ordinary shares of Bioceres S.A. purchased by two investors, each of which has the right to put the shares back to us for cash consideration.

On July 15, 2014 and November 21, 2014, respectively, San Cristóbal Seguro de Retiro S.A., or San Cristóbal, and YPF each purchased 1,289 shares (equal to 64,450 shares after the 50-for-1 share split of our ordinary shares effective upon completion of the offering) of Bioceres S.A. in connection with our capital increase at a value per share of $791.64 (equal to US$15.85 per share after the 50-for-1 share split of our ordinary shares effective upon completion of the offering), for total consideration of $1,020,424 each. Each entity concurrently signed a put option contract with Bioceres, Inc. providing each entity the right to sell such shares to Bioceres, Inc. for a price equivalent to $791.64 per share plus 4.5% of interest from the date on which the agreement was signed. The option can be exercised incrementally each year in an amount equal to 20% of the total shares beginning in July 2018 in the case of San Cristóbal and November 2016 in the case of YPF.

Cash Flows

The table below illustrates our consolidated statement of cash flows for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	($)
Net cash flows used in operating activities	(5,396,497)	(475,085)
Net cash flows used in investing activities	(124,609)	(1,096,413)
Net cash flows from financing activities	7,752,649	1,531,338
Net Increase (decrease) in cash and cash equivalents	2,231,543	(40,160)

Net cash flows used in operating activities

Cash used in operating activities for 2014 amounted to $5.4 million. Our loss of $1.2 million and working capital requirements of $5.2 million relating primarily to increased trade and other receivables outstanding and lower trade and other payables outstanding, were partly offset by non-cash adjustments relating primarily to the charges for our share in the results of joint ventures of $0.9 million and depreciation and amortization of $0.5 million.

Cash used in operating activities for 2013 amounted to $0.5 million. Our loss of $3.0 million was partly offset by a decrease in working capital requirements of $1.0 million derived primarily from increased trade and other payables outstanding, and by non-cash adjustments relating primarily to the charges for our share in the results of joint ventures of $0.4 million and depreciation and amortization of $0.5 million.

Net cash flows used in investing activities

Cash used in investing activities for 2014 amounted to $0.1 million and was primarily attributable to investments in property, plant and equipment of $0.2 million, and investments in intangible assets of $0.5 million offset by a reduction in intangible assets of $0.6 million relating to invoicing of capitalized R&D services.

Cash used in investing activities for 2013 amounted to $1.1 million and was primarily attributable to investments in property, plant and equipment of $0.5 million, and investments in intangible assets of $0.6 million.

Cash flows from financing activities

Cash provided by financing activities for 2014 amounted to $7.8 million and consisted of proceeds from equity capital contributions and share sales of $5.7 million, the issuance of puttable equity instruments of $2.0 million and new borrowings of $0.9 million, partially offset by debt repayments of $1.1 million.

Cash provided by financing activities for 2013 amounted to $1.5 million and consisted of proceeds from issuance of equity capital of $1.4 million and new borrowings of $0.7 million, partially offset by debt repayments of $0.5 million.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014.

	Total	Up to one year	Between one and three years	Between three and five years	Subsequent years
			($)
Trade payables and other payables	4,451,520	4,451,520	—	—	—
Borrowings	1,864,789	730,006	749,015	369,230	16,537
Payroll and social security	296,217	296,217	—	—	—
Tax payables (other than income tax)	120,894	120,894	—	—	—
Puttable instruments	1,668,133	—	366,099	666,177	635,857
Total	8,401,553	5,598,637	1,115,115	1,035,407	652,394

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as unconsolidated structured entities.

Between 2005 and 2007, we entered into agreements with various investors in order to obtain funding in the aggregate amount of $1.0 million for research related to early stage technology for the development of technology relating to a specific gene from sunflower intended to promote drought tolerance in crops, which we refer to as Hahb 4. The agreements grant the investors in the aggregate the right to receive 54.4% of the rights and royalties payable to Bioceres S.A. from the successful commercialization of the resulting technology with respect to soybean, wheat and corn. As of the date hereof, a portion of the Hahb 4 technology relating to a promoter element is being incorporated into a leading soybean product under development by Verdeca that also incorporates our HB4 technology. In consideration for the exclusive license we agreed to grant to Verdeca to use and commercialize our technology with respect to soybeans, including technology relating to both Hahb 4 and HB4, Bioceres Inc. will receive from Verdeca 15% of the net revenue realized from the commercialization of those soybeans by Verdeca. Accordingly, upon Verdeca’s successful commercialization of soybean incorporating our technology, we will be contractually obliged to pay investors an aggregate of 54.4% of a portion of the royalty income that Bioceres S.A. receives from Verdeca based on the revenues derived from the commercialization of the Hahb 4 technology. As the royalty amounts payable from Verdeca are not exclusively in relation to Hahb 4 technology, we believe only a portion of the royalty income we receive from Verdeca will be subject to the investor royalty sharing rights described above. We may also be obligated to pay a percentage of future royalty income to the investors if we or our licensees commercialize wheat and corn products incorporating Hahb 4 technology in the future.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in accordance with IFRS requires our management to make certain judgments, estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these judgments, estimates and assumptions. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimates of deferred tax assets and credits

There is an inherent material uncertainty related to our estimation of our ability to use deferred tax assets and credits for amounts paid on minimum presumed income tax, because their future utilization depends on the generation of enough future taxable income during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

On the basis of projections of future taxable income through the periods in which the deferred tax assets are deductible, the our management estimates that, except for the part of deferred tax assets for which an allowance has been recognized, it is probable that we can utilize those deferred tax assets, which depends, among other factors, on the success of our current agricultural biotechnology projects, the future market price of commodities and our market share.

Our estimates of the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, these estimates do not include adjustments that could result if we are not able to recover the deferred tax assets through the generation of enough future taxable income.

Classification of joint arrangements with separate vehicle as joint ventures or joint operations

We are a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement between us and at least one other party. Joint control is assessed under the same principles as control over subsidiaries. We classify our interests in joint arrangements as either joint ventures or joint operations. Joint ventures are arrangements where we have rights to only the net assets of the joint arrangement. Joint operations are arrangements where we have both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, we consider:

•	the structure of the joint arrangement;
•	the legal form of joint arrangements structured through a separate vehicle;
•	the contractual terms of the joint arrangement agreement; and
•	any other facts and circumstances (including any other contractual arrangements).

Upon consideration of these factors, we have determined that all of our joint arrangements structured through separate vehicles give us rights to the net assets and are therefore classified as joint ventures. We account for our interests in joint operations by recognizing our share of assets, liabilities, revenues and expenses in accordance with our contractually conferred rights and obligations.

We account for our interests in joint ventures using the equity method, where our share of post-acquisition profits and losses and other comprehensive income is recognized in our consolidated statement of profit and loss and other comprehensive income.

Losses in excess of our investment in our joint venture are recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between us and our joint ventures are recognized only to the extent of unrelated investors interests in the joint venture. Our share in the joint venture profits and losses resulting from these transactions is eliminated against the carrying amount of investment in the joint venture through the line “share of profit or loss of joint ventures” in the consolidated statements of profit or loss and other comprehensive income.

Revenue recognition

We recognize revenue at fair value of consideration received or receivable. The manner in which we recognize revenue depends on the type of revenue. We generate revenue in three categories: sale of goods, rendering of services and licenses and royalties.

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

•	we have transferred to the buyer the significant risks and rewards of ownership of the goods;
•	we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to us; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the entity;
•	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and
•	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Licenses and royalties are recognized when it its probable that the economic benefits associated with the transaction will flow to us and the amount of revenue can be measured reliably. Fees and royalties paid for the use of our assets are normally recognized in accordance with the substance of the agreement. When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

For licenses and some services, we must make judgments in order to determine the method of revenue recognition (at a point in time or over time) and the timing of recognition of the consideration receivable (including up-front payments and contingent milestones payments).

Intangible assets

Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

•	it is technically feasible to develop the product for it to be sold;
•	adequate resources are available to complete the development;
•	there is an intention to complete and sell the product;
•	we are able to sell the product;
•	sale of the product will generate future economic benefits; and
•	expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in our consolidated statement of profit or loss and other comprehensive income as incurred. Capitalized development costs are amortized using the straight line method over the periods in which we expect to benefit from selling the products developed. The useful life assigned to our chymosin assets is 20 years from fiscal year 2013, when this product was initially commercialized in small quantities.

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process for our products and technology can be divided into several discrete steps or phases, described under “Business—Research and Development Process.”

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase, because at this stage success is considered to be probable.

There is an inherent material uncertainty related to our estimation of our ability to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon our ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Our estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flows projections. Therefore, our consolidated financial statements do not include any adjustments that would result if we were unable to recover the carrying amount of those assets through the generation of enough future economic benefits.

Impairment of goodwill

We are required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

The recoverable amount has been determined from value in use calculations based on cash flow projections from budgets formally approved by our board of directors covering a period up to 2032. A period longer than five years was used because of the long-term development cycle of the technologies involved. We believe these projections represent our best estimates based on all available information, existing facts and circumstances, and the use of reasonable assumptions in cash flow projections over the defined period.

The key assumptions on which we have based our cash flow projections and our approach to determining the values assigned to each key assumption, are as follows:

Key assumption	Our approach
Discount rate	The discount rate is estimated on the basis of the Capital Assets Pricing Model (CAPM) using a market capital structure. The 10 year United States government bond rate was used as “risk free interest rate” and Argentina’s J.P. Morgan Emerging Markets Bond Index as “country risk premium.” The value assigned is consistent with external sources of information.
Budgeted commodity prices	Budgeted commodities prices are based on current market prices of commodities (soybean, wheat, corn, etc). The value assigned is consistent with external sources of such information.
Budgeted market share of joint ventures	Budgeted market share of joint ventures was estimated on the basis of information about market share of comparable techniques and future expectations regarding market and economic conditions. The value assigned is consistent with external sources of such information.

Classification of puttable shares

The puttable shares are considered to be compound financial instruments because there are both equity (share of profit and loss) and liability (redemption amount, including interest) components. The difference between the fair value at initial recognition of the liability component and the cash received is considered an equity component. The liability component is considered a puttable instrument classified as a non-current financial liability.

The puttable instrument component does not meet the exceptions of paragraph 16 A of IAS 32 because not all financial instruments in the most subordinated class of shares are puttable, and the expected cash flows attributable to the puttable shares are fixed.

The fair value of the liability component is the present value of the contractual cash flows, which consist of the interest payment and the redemption amount of $791.64 per share (equivalent to $15.85 per share after giving effect to the 50-for-1 share split of our ordinary shares effective upon completion of the offering), discounted using a market rate of interest applicable to a comparable instrument (regarding credit quality, cash flows and terms) but without the conversion option. We consider that an appropriate market interest rate is 9%.

Provisions

We record a provision for eventual tax claims that could arise in the ordinary course of our business, applying prudent criteria based on the views of our tax advisors and our assessment of the best estimate of the eventual amount of the claims.

In order to assess the need for provisions and disclosures in our consolidated financial statements, we consider the following factors: nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought, the progress of the case, the opinions or views of tax and legal advisers, experience on similar cases, and any decision of us as to how we will respond to the claims.

Quantitative and Qualitative Disclosure about Market Risk

Our board of directors has overall responsibility for establishing and monitoring our risk management objectives and policies. While it retains ultimate responsibility for risk management, it has delegated the day to day monitoring to our finance team to design and operate processes that ensure effective implementation of the risk management objectives and policies of our finance team, which periodically reports to the board on the evolution of the risk management activities and results. Our audit committee will also review the risk management policies and processes and report its findings to the board. The overall objective of the board is to set policies that seek to reduce risk as far as possible without unduly affecting our competitiveness and flexibility. We do not use market risk-sensitive instruments for trading or speculative purposes.

The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and our activities. Through training, management standards and procedures, we aim to develop a disciplined and constructive control environment in which all our employees understand their roles and obligations. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Currency risk

Currency or foreign exchange risk arises when we enter into transactions denominated in a currency other than our functional currency, the U.S. dollar. A significant part of our business activities is conducted in U.S. dollars. However, some of our subsidiaries also have significant costs denominated in Argentine pesos.

Our policy is, where possible, to allow our entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. Where our subsidiaries have liabilities denominated in a currency other than their functional currency (and have insufficient reserves of that currency to settle the liabilities), cash already denominated in that currency will, where possible, be transferred from another of our entities.

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure.

The table below sets forth our net exposure to currency risk as of December 31, 2014 and 2013 and January 1, 2013:

	US$ (Functional Currency)
	December 31, 2014	December 31, 2013	January 1, 2013
Net foreign currency position
AR$	(776,052)	(3,195,866)	(2,099,460)
Total net exposure	(776,052)	(3,195,866)	(2,099,460)

We estimate that a 30% appreciation of the Argentine peso against the U.S. dollar in 2014 would have resulted in a pre-tax loss of $0.2 million. We estimate that a 30% depreciation of the Argentine peso against the U.S. dollar in 2014 would have resulted in a pre-tax gain of $0.2 million.

Interest rate risk

Our financing costs may be affected by interest rate volatility. Borrowings under our interest rate management policy may be fixed or floating rate. We maintain adequate committed borrowing facilities and hold most of our financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash. Our interest rate risk arises from long term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

We have not entered into derivative contracts to hedge this exposure.

Credit risk

Our credit risk is our risk of financial loss if a customer or counterparty fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. We are also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations owed to us by customers, partners, contractors and/or suppliers.

We sell seed and enzyme products and offer R&D and other services to a diverse base of customers. Our customers include multi-national and local agricultural companies, distributors, research and educational institutions and farmers who purchase our seed products and R&D services. The type and class of customers may vary between our business segments.

Our finance function determines concentrations of credit risk by periodically monitoring the credit rating of existing customers and through monthly reviews of the trade receivables’ aging analysis. Based on our periodic monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

About 74% of our seed biotech segment sales for 2014 were made to 20 well-known customers with good quality standing, with the top two customers representing 39% of such segment sales. In the R&D segment, sales for services rendered to the top two customers represented 42% of segment sales for 2014. Pilot-scale sales of enzymes in our agro-industrial biotech segment are concentrated with a few distributors.

Our policy is to manage credit exposure to counterparties through a process of credit rating. We perform credit evaluations of existing and new customers, and conduct a thorough credit check on every new customer before offering the customer transaction terms. Our examination includes collecting outside credit rating information, if available. Additionally, and even if there is no independent outside rating, we assess the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. We prescribe a credit limit for each customer and examine such limits annually. Customers that do not meet our criteria for credit quality may do business with us on the basis of a prepayment or upon furnishing appropriate collateral. We may seek collateral and guarantees, as considered appropriate, for the credit profile of any customer.

Based on our periodic monitoring of customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are added to a restricted customer list and are supervised by management. In the case of a doubtful debt, we record a provision for the amount of the debt less the value of the collateral provided and take measures to enforce upon the collateral.

We are also exposed to counterparty credit risk on cash and cash equivalent balances. We hold cash on deposit with a number of financial institutions. We manage our credit risk exposure by limiting individual deposits to clearly defined limits. We only deposit funds with high-quality banks and financial institutions.

INDUSTRY OVERVIEW

Generally, the market information presented in this section is taken or derived from the cited sources. Market data is inherently forward-looking and subject to uncertainties and may not reflect actual market conditions. It is based on market research, which itself is based on sampling and subjective judgments by both researchers and respondents, including judgments about what types of products and competitors should be included in the relevant market. As the information below is from several regions, these judgments will not necessarily be consistent. In addition, certain statements below are based on management information, insights, subjective opinions and internal estimates, and are not based on any third-party or independent source; these statements contain words such as “management estimates,” “management expects” or “management believes” and as such do not purport to cite or summarize any third-party or independent source and should not be so read. Prospective investors should not place undue reliance on any forecasts presented below and should make their own independent assessment of our future prospects and the risks relating to the markets in which we operate.

Global Industry Overview

Global demand for agricultural products is expected to remain steady with growth in consumption driven by the increased demand of Asian economies, according to the Organization for Economic Co-operation and Development, or OECD, and FAO in the Agricultural Outlook for 2014 through 2023. Production is anticipated to meet the increase in demand, with growth in production being supplied by Latin America, Africa, Eastern Europe and leading agricultural regions of Asia.

Agricultural trade is anticipated to grow with demand, with grains and meat production expected to grow at 1.5% and 2.5% per annum, respectively. North America will continue to be the largest exporter in terms of both value and volume of these products, with Latin America growing production at more than 2% each year throughout the outlook period.

The table below sets forth countries that have adopted GM crops.

Country	Hectare (mm Ha)
USA	73.1
Brazil	42.2
Argentina	24.3
India	11.6
Canada	11.6
China	3.9
Paraguay	3.9
Pakistan	2.9
South Africa	2.7
Uruguay	1.6
Bolivia	1.0
Philippines	0.8
Australia	0.5
Burkina Faso	0.5
Myanmar	0.3
Mexico	0.2
Spain	0.1
Colombia	0.1
Sudan	0.1

Countries with less than 50,000 hectares

Chile	Honduras	Portugal	Cuba
Czech Republic	Costa Rica	Romania	Slovakia

Agriculture

Global Agriculture Trends Driving Technology Adoption

Across the world, growers are faced with ever increasing demand for food, feed and fuel. According to the USDA, global demand for grain has increased over 50% from 1.4 billion metric tons in 1980 to 2.2 billion metric tons in 2010 and is expected to increase another 20% by 2020. This increasing demand is being primarily driven by a rising global population and an expanding middle class in certain regions. The FAO estimates that the global population will reach 7.7 billion by 2020, an increase of 6.5% from 7.2 billion today. The OECD estimates that the global middle class population was 1.8 billion people in 2009 and projects it will grow to 3.2 billion people by 2020 and reach 4.9 billion people by 2030. As household income rises, the demand for protein-rich diets often increases, which drives underlying demand for grain.

As global demand for agricultural outputs rises, a concurrent trend toward urbanization is causing a large reduction in the amount of arable land per capita available. FAO data reveal that the ratio of arable land to population steadily declined by over 50% from 1962 to 2012.

Arable Land Per Person
(Hectares per Capita)
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.41
0.35
0.29
0.25
0.22
0.20
1962A
1972A
1982A
1992A
2002A
2012A

With increasing demand and limited supply in addition to climate variability and unfavorable natural events, growers are seeking to improve crop productivity through a number of technologies. According to a Global Harvest Initiative report using the IHS Global Insight demand model, a 16% increase in acreage utilization is required to meet the global demand for all crops by 2050, which stipulates that the average yield for all crops must increase by 60% during the same time period. Agricultural biotechnology has and will represent a significant source of innovation for increasing crop yields through improving performance of seeds while often reducing potentially environmentally harmful and costly inputs. The benefits of increased productivity have been well established, as growers who adopt GM crops earn 69% higher profits than non-adopting growers, according to a study published in 2014 in the Public Library of Science. These trends have resulted in a CAGR of 18.4% in biotech seeds from 2002 to 2013 according to the Seed Insight newsletter from Phillips McDougall.

Market Size

The global seed market grew from $16.2 billion in sales in 2002 to $39.4 billion in sales in 2013, representing a 8.4% CAGR, according to Phillips McDougall. The adoption of biotech seeds in the market is driving the majority of the growth, growing from $3.1 billion in representative sales in 2002 to $20.1 billion in representative sales in 2013.

Conventional Crops

In 2013, corn and vegetables represented 59.6% of the global conventional seed market, according to Phillips McDougall. India, China, the United States and the European Union have the largest amount of agricultural land under production making them important seed providers globally. The chart below illustrate the global percentage of conventional seeds delineated by crop.

Agricultural Biotechnology

Global Market

Large agricultural companies as well as smaller independent research firms have invested billions of dollars to identify and commercialize high-value seed traits to sell to growers. Given the ability of these products to differentiate through yield performance, these markets have demonstrated stronger growth in sales than conventional seed sales. Phillips McDougall estimates the market for GM seed to be $20.1 billion in 2013. The ISAAA states that 175 million hectares were planted with GM crops in 2013.

In 2013, corn and soybeans represented a majority of the seed biotechnology market, making them 87.8% of the global biotech seed market, according to Phillips McDougall. The United States, Brazil and Argentina were the top planters of biotech seeds with more than 130 million hectares under production of biotech crops in 2013, according to the ISAAA. The production of biotech crops is currently not widely implemented in Europe due to regulatory and public perception concerns.

United States Market

According to ISAAA, the United States is the top producer of biotech seeds, with over 73.1 million biotech-planted hectares, translating to 40.3% of worldwide production in 2014. The United States has an established history of rapid adoption rates of GM crops, typically reaching 65% to 90% peak penetration approximately ten years after introduction into the market. This market is driven by overall yield and productivity improvements of specific traits as well on-going consumer education and resulting acceptance.

Argentina Market

Argentina is the third highest producer of biotech crops, producing 13.4% of total global biotech crops in 2014. According to the USDA Foreign Agricultural Service, there were 24.8 million hectares of biotech crops planted in 2013 with virtually 100% of soybean, 95% of corn and 100% of cotton hectares utilizing biotech varieties. Historically, the market has quickly adopted biotechnology due to growers’ comfort with quickly planting these crops as well as the concentrated nature of farm groups.

The breakdown of both harvest and production by crop in Argentina from 2004 to 2014 is set forth below:

Biological-based Agrichemical Market

In 2013, the global agrochemicals market was valued at $204 billion and is expected to grow 3.6% annually from 2013 through 2018, according to Markets and Markets, an independent market research firm. We believe the fastest growing and most profitable chemicals are the emerging biological-based inputs that are supplementing and replacing traditional pesticides, herbicides and soil-enhancements.

We believe biologicals will continue to grow as the benefits become more widely known and available. Integrated seed and crop chemical approaches are becoming more popular as demand grows for increasing yields and environmentally friendly solutions. Currently, crop protection technologies which have the highest adoption rates are conventional chemical pesticides and GM crops. This market is evolving as new biologically-based inputs are demonstrating similar efficacy to conventional chemicals while also addressing other issues such as pest resistance and environmental safety.

Agricultural Distribution Channels

The global distribution channel for agriculture products such as crop nutrients, crop protection products, seed, merchandise, application and other agronomic services is highly developed. Agriculture products sales can be made directly to growers or through independent distributors. Seed and seed treatments with proven genetics are sold on a branded basis to the grower. These products are sold on a regional basis due to unique environmental conditions such as climate, pests, soil conditions, as well as other considerations. A company’s connection with a grower is typically built over a number of years, creating a foundation built upon an understanding of the grower’s unique set of agronomic needs. We believe this leads to highly-valuable and difficult-to-replicate strong, recurring relationships.

Agro-Industrial Biotechnology

The agro-industrial biotechnology industry includes the production of high-value commercial compounds utilized in the manufacturing of bio-chemicals and bio-materials. The bio-chemicals market includes products created from existing and new approaches to production for food, fragrances and flavors markets while the bio-materials market includes products such as bioplastics, which are used in a myriad of end-markets including consumer product and other packaging, food service, agriculture, automotive, as well as many others.

Trends

Chemical and product manufacturers are seeking inputs with lower or zero dependence on highly volatile feedstock, including naturally derived materials and petroleum. For example, utilizing non-petroleum-based biofuels, bio-chemicals and biomaterials enables manufacturers to avoid the volatility of petroleum pricing as well as take a long-term view of rising petroleum prices.

Globally, both consumers and governments are increasingly focused on the environmental and health concerns of petroleum-based products. Petroleum-based products face sustainability and renewability issues in addition to concerns regarding negative environmental effects. Bio-based products are sustainable and renewable and offer important environmental benefits such as biodegradability, compostability and a lower carbon footprint. In addition, these bio-based products increase overall product safety for consumers in contrast to petroleum-based materials, which is particularly important in food applications.

Bioplastics Market Size

Bioplastics offer the opportunity to create significant value for owners of sugar or oil streams compared to traditional conversion approaches. The opportunity exists to continue to make bioplastics products more economically attractive and demonstrate the comparable or superior efficacy of their products, driving ability to penetrate the larger petroleum-based plastics markets.

As companies continue to innovate new biopolymer products to meet existing and future customer needs, the industry is expected to expand substantially. Market research estimates the global biopolymers market to be growing at a CAGR of 14.5% and expects the market to reach $3.7 billion by 2018. Bioplastics are a key segment of the biopolymer industry and the global bioplastics market had production capacity of 1.6 million tons in 2013, as estimated by European Bioplastics, and is expected to grow to 6.7 million tons by 2018.

BUSINESS

Overview

We are a fully-integrated agricultural technology company with a strong leadership position in South America and access to global agricultural markets through our direct distribution channel and industry-leading partners. We believe we have a distinct multifaceted approach to the commercialization of our products, of which our proprietary distribution channel forms an important part. Our ability to deliver multiple, value-creating technologies, including seed biotechnology and agro-industrial biotechnology, to customers globally mitigates risks that channel partnerships may create. We work with global agricultural firms and researchers to create, develop, deregulate and commercialize technologies suited for our targeted high-growth markets in agricultural and industrial biotechnology. We anticipate that our first commercialized trait technology will be HB4, our yield-enhancement technology through abiotic stress-tolerance, which recently received biosafety regulatory approval in Argentina with respect to soybeans through a joint venture entity. We believe we have created a platform for the delivery of numerous products in multiple large and high-growth end-markets.

Our agricultural technologies and products are focused on enhancing yields for several core global crops, including wheat, soybean, corn and alfalfa. Field trial data to date in wheat, soybean and corn have shown yield improvements attributable to our HB4 trait of greater than 10%, without adversely impacting yields in optimal growing conditions. For example, soybean plants with our HB4 trait, tested in independent field trials from 2012 to 2014 under normal growing conditions with sporadic drought episodes, had an average yield improvement of up to 15% compared to controls. We integrate our proprietary trait technologies into proprietary, proven germplasms to provide a complete and effective agronomic solution for our customers. In order to drive this continual improvement through our subsidiaries and joint ventures, we have ongoing soybean and wheat breeding programs producing varieties that are now under registration. In addition, we have access to elite alfalfa genetics through our third party collaborators. In the future, we plan to develop or acquire corn germplasm assets in order to provide a comprehensive solution in all four of our core crops.

In addition to crop genetics, we further apply our technology sourcing and product development, or TS&PD, capabilities to develop and integrate agricultural biological inputs to create the agronomic solutions our customers are seeking. Our EcoSeedPack products, which will provide customized seed treatments that complement our traits and germplasms, are an example of our platform’s capabilities. We are leveraging our TS&PD capabilities to extend our reach into agro-industrial biotechnology opportunities, including the production of enzymes and fermentation solutions for the production of high-value compounds. We currently have 28 seed biotechnology and agro-industrial products in development at the proof of concept stage or higher. Of these, 26 are being developed by us or through one of our joint ventures. The remaining products, including HB4 technology for sugarcane and non-proprietary corn, are being developed by third party collaborators. In respect of 12 of these products we have demonstrated efficacy in field trials, and four of these products are undergoing regulatory reviews or registration processes. Our chymosin enzyme produced through our SPC platform is currently being commercialized at pre-launch volumes.

We currently generate revenues primarily through the sale of seeds and the provision of research and development services through our subsidiaries to our joint ventures and other product development partnerships. As the technologies under development by our joint ventures or other partners receive regulatory approvals and are commercialized, we anticipate that our primary source of revenues will be derived from the sale of seeds that contain our biotech traits or are treated with our seed treatments, including royalty payments and license fees, and to a lesser extent, the commercialization of enzymes and other agro-industrial biotechnology solutions.

We believe we are strongly positioned to develop and implement technologies for the global agricultural markets given our leading market position in Argentina, where some of our technologies have been validated in the field and are currently being commercialized. The recent biosafety approval of the use of HB4 in soybeans in Argentina through one of our joint ventures is the world’s first regulatory approval of an abiotic stress tolerance trait in soybeans, which we believe is an important initial step in pursuing additional regulatory approvals in multiple geographies globally. With proven products in Argentina, one of the leading markets for agricultural technologies, we believe we can quickly expand into other Latin American markets, such as Brazil, Uruguay and Paraguay, as well as into additional key agricultural markets, including the United States.

Our direct access to our grower-shareholders is attractive to our commercial partners as they understand the value that access to growers provides. Our grower-shareholders include the founding members of AAPRESID, an Argentine farmers organization known for its international leadership in the adoption of new agricultural technologies in Argentina, which has historically experienced faster agricultural technology adoption rates than other countries. Some of our shareholders also include large agricultural cooperatives and agro-industrial processors, and the leading members of AACREA, an organization representing some of the largest farm operations in the region. A number of our shareholders are key influencers in the agricultural technology market. We believe our relationship with our grower-shareholders facilitates our ability to bring to market technologies that have been vetted, thereby driving successful adoption of our products.

Our headquarters are located in Rosario, Argentina, and we lease additional facilities and field stations in Pergamino, Argentina and Roldan, Argentina. As of December 31, 2014, we had 112 full-time employees.

Our Operations and Pipeline

We operate in multiple business segments, including seed biotechnology and agro-industrial biotechnology, to provide value to customers around the world. Below is a chart showing our organizational structure:

Notes:—

(1)AR means Argentina. US means the United States. UY means Uruguay.

(2)In Verdeca, our JV partner is Arcadia Biosciences Inc., or Arcadia Biosciences, a U.S. company that commercializes agriculture-based technologies.

(3)In Trigall Genetics, our JV partner is FD Admiral SAS, or Florimond Desprez, a French company specializing in wheat breeding, among other crops.

(4)In Semya, our JV partner is Rizobacter Argentina S.A., or Rizobacter, an Argentine company that focuses on research, development, production and commercialization of biological agents used in agriculture.

We use both GM and non-GM technologies to develop our traits, enabling us to select the approach best suited for a particular trait, crop or market. Our agricultural productivity traits are designed to increase crop yields, leading to increased growers’ income. Our existing portfolio of agricultural productivity traits concentrates on solutions to improve the tolerance of crops to drought and soil salinity, and increases in yield through improved nutrient use and/or water use efficiencies. Field trial results have demonstrated significant yield improvements resulting from our agricultural productivity traits in multiple crops and geographies. We have a secondary focus on traits that improve quality, such as delayed senescence technology in alfalfa, and we also work on herbicide tolerance traits for weed management.

Seed Biotechnology

Our seed biotechnology segment commercializes leading crop genetics across the wheat, soybean, corn and alfalfa seed markets. Leveraging strong performing germplasm developed and owned by us or our partners, we are proving out increased yield events particularly under drought and salinity stresses. We are also bringing to market a NUE trait, a number of quality traits, various crop protection technologies and biological treatments for our seed products, which are in the earlier stages of our commercialization process. In order to quickly and cost-effectively deliver our products to market, we have created dedicated companies or joint ventures to allow us to capture additional value from our targeted technologies:

•	Instituto de Agrobiotecnologia Rosario S.A., or INDEAR, launched in 2004, represents our research and development services arm. Formed through a strategic alliance with CONICET. INDEAR constitutes the core of our TS&PD efforts, which we believe is the leading agricultural biotechnology platform in Latin America. INDEAR’s personnel are engaged in various collaborations within our technology focus areas.
•	Bioceres Semillas, launched in 2009, is our proprietary commercial sales channel for seeds. Bioceres Semillas develops and brings to market our latest crop innovations. The subsidiary comprises seed breeding and sales operations in Argentina and Uruguay via 14 affiliates and several non-affiliated distributors.
•	Verdeca, launched in 2012, is our U.S.-based joint venture with Arcadia Biosciences created to develop and deregulate soybean varieties with next-generation agricultural technologies. Verdeca focuses on developing improved yield traits for soybeans and in April 2015 entered into a collaboration with Dow AgroSciences LLC to develop and commercialize soybean traits. This joint venture can directly deliver deregulated events with proprietary traits, initially focusing on South America and the United States, both leading soybean markets, with plans to expand worldwide.
•	Trigall Genetics, launched in 2013, is our Uruguay-based joint venture with Florimond Desprez focused on developing and commercializing conventional as well as next-generation biotechnology wheat varieties for the South American market.
•	Semya, launched in 2012, is our Argentina-based joint venture with Rizobacter focused on the research and development for the commercialization of seed treatments and agricultural biological input applications for the soybean, wheat, corn and alfalfa markets. This joint venture integrates research of GMO events, germplasms, bio-pesticides and bio-fertilizers for the development of seed treatments tailored for specific environments, which we will reach through our proprietary and other sales channels. Our business approach gives us entry into an attractive growth segment of the market driven by grower demand for new approaches to drive yield gains.

Agro-Industrial Biotechnology

Our agro-industrial biotechnology segment focuses on the production of industrial enzymes and fermentation technologies to convert sugars and oils to high-value molecules or compounds. Our initial enzyme production technology is a molecular farming platform based on safflower developed by INDEAR, which we are currently operating at pilot scale. We have also created Ingenieria Metabolica S.A., or INMET, as a specialized subsidiary to develop fermentation solutions based on bacterial metabolic engineering.

INMET, launched in 2013, develops and commercializes fermentation solutions for environmentally- friendly production of high-value compounds by converting low cost raw materials using genetically optimized bacteria. INMET is implementing solutions that replace petroleum-derived products through the use of sustainable and biodegradable biological alternatives. The subsidiary uses synthetic biology tools to generate metabolic engineering solutions leveraging our molecular biology expertise to expand feedstock applications within the agro-industrial biotechnology market.

Our Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers and end-markets, providing us with a profitable growth trajectory. Our competitive strengths include:

Delivery of Multiple Value Enhancing Agricultural Technologies

Since our formation in 2001, we have pursued an approach based on identifying, developing and commercializing multiple technologies addressing growers’ demands for higher yields on the acre or conversion pathways to expand feedstock applications. Our proprietary solutions enable growers to meet their needs through technologies that provide additional value, drive customer demand and preserve the environment.

Strong Relationship with Shareholder Base Facilitates Early Technology Adoption and Influences Broader Market Adoption

Our major customers and influencers are our current investors. Our current investors include 252 growers, which include some of the largest farm operators, processors and early agricultural technology adopters in South America, a leading agricultural region in the world. Our grower-shareholders also include the founding members of AAPRESID and leading members of AACREA. These relationships enable us to quickly deliver our technologies to the operations of our grower-shareholders. Our integrated relationship with our grower-shareholders allows for direct interaction, giving us early, direct market feedback to vet and facilitate faster market introduction of our diverse portfolio of agricultural technologies. Their input guides us to deliver strong technologies at competitive prices. The foundation our grower-shareholders provide strengthens and promotes the Bioceres brand in our initial targeted markets, which we believe will allow us to quickly expand into additional key agricultural markets.

Capital-Efficient, Risk-Mitigated Focus on Later Stage Development and Partnership Model to Commercialize Technology

Our business model is focused on efficiently bringing to market technologies by minimizing the typically high cost and high risk associated with technology discovery and development. In order to avoid the higher risk and capital expense of biotechnology discovery, we leverage the discovery efforts of leading global research institutions and scientists with whom we have strong relationships, to identify and access promising early stage agricultural and agro-industrial biotechnologies. Upon technology validation, we partner with internationally recognized entities to further develop our technologies into products, as our joint venture Verdeca recently did with Dow AgroSciences LLC in respect of traits in soybeans. We commercialize these products through third party or proprietary channels. Given our product development capabilities and market access in South America, we have received non-dilutive financing from government grants and other partners to fund our technology sourcing and product development collaborations. Additionally, we facilitate further adoption of technologies through licensing agreements and partnerships with global industry leaders, particularly in new markets with heavy regulatory requirements.

Early Market Access Position with HB4 and Other Technologies

Our HB4 technology is in advanced stages of regulatory approval, including recently obtaining biosafety approval through a joint venture entity for the use of HB4 in soybeans, which we believe positions us to be the first company to provide the Argentine market with drought tolerant soybeans and wheat. We plan to leverage our initial entry into the Argentine market to expand into other key global agricultural markets with this technology. Our HB4 technology provides demonstrated yield enhancement in normal growing conditions with sporadic drought episodes by an average of 7% to 15% without adversely impacting yields in optimal growing conditions, which is not often seen with drought tolerance traits. We are incorporating HB4 technology into other core crops such as corn and alfalfa, as well as into various secondary crops through our third party collaborators. We are leveraging our germplasm assets, particularly in soybean and wheat, in the development of our integrated EcoSeedPack products, our customized seed treatments that complement our traits and germplasms. In our industrial biotechnology segment, we are the first company to produce chymosin (an enzyme used in the manufacturing of cheese), using a molecular farming platform, such as our SPC technology. Given the success of other yield improvement technology in crops such as corn, we believe there is demonstrated demand in the market for yield-enhancing technologies and we will benefit from our opportunity to access the market before our competitors. We also believe an initial entry into the Argentine market would give us a strong foundation for expansion into other large agricultural markets worldwide.

Deep Executive Team with Unique Blend of Technical and Commercialization Experience

We believe our management team’s experience will enable us to be highly successful in implementing our technologies and delivering them to the field. Our leaders are able to integrate our team’s strong experience in technology sourcing and product development, regulatory, business development, commercialization, distribution and intellectual property to quickly deliver leading products into the market successfully.

Our Growth Strategy

Our growth strategy is focused on identifying and accessing promising technology from third parties and forming strategic and capital-efficient partnerships that leverage our know-how and access to end-markets, through our proprietary channels and commercial partners. Our growth strategy includes the following:

Build upon Our Existing Relationships to Drive Product Sales and Adoption of Our Agricultural Technologies

Given the near-term commercialization opportunity that HB4 and many of our technologies represent, we plan to accelerate their global adoption and maximize our share of the value created on the farm. We are focused on executing on near-term revenue opportunities such as HB4, a stress tolerance trait, which drives yield improvements across multiple crops. We believe we can accelerate growth through our existing direct channel access and drive faster adoption with our established partners in key markets. In the medium- to longer-term, we look to accelerate progression of our deep portfolio of technologies, including customized seed solutions through our proprietary channel access.

Expand Our Direct Access to Grower Channels to Accelerate Adoption of New Technologies

We have the opportunity to continue to define our Bioceres brand as the technology leader in our existing geographic footprints as well as to establish and expand our reach into additional key agricultural geographies. We intend to expand upon our direct-to-grower channel leadership by offering additional in-demand technologies, including precision agriculture and direct-to-grower retail, which we believe will facilitate the adoption and subsequent sales of our products as well as achieve efficiencies to create additional value share opportunities.

Continue to Develop and Commercialize New Agricultural Biotechnology Products in Existing and New Markets

We intend to build upon our diverse portfolio of seed products by using an integrated agronomic approach leveraging our leading germplasm and trait position with the addition of EcoSeedPack, our customized, integrated seeds with treatments that we see increasingly in demand by our growers. Our track record of delivering proven technologies in Argentina allows us to credibly enter new geographies. We plan to initially commercialize HB4 soybean and wheat products in Argentina and Uruguay and then subsequently expand into other key South American agricultural markets such as Brazil as well as the United States. We also intend to expand our product offerings with the continued development of our product pipeline, including through the development of EcoSeedPacks, an integrated germplasm, trait and seed treatment solution customized to different agronomic environments to deliver additional yield.

Further Develop Existing Agro-Industrial Biotechnology Products

Through our TS&PD activities, we intend to accelerate the cost-efficient development of commercial technologies that rely on metabolic engineering for bio-conversions of soy glycerin to produce biofuels, bio-chemicals and bioplastics as well as scale-up production of the chymosin industrial enzyme through our safflower molecular farming platform. We believe that our ability to combine our leading capabilities in genomic and bio-informatics, synthetic biology, metabolic engineering and fermentation allows us to commercialize these technologies more quickly and efficiently with lower risk than other companies, due to our relationships with leading agricultural groups.

Pursue Strategic Collaborations and Acquisitions in Key Markets

We intend to continue collaborating with our joint venture partners and other collaborators to bring our products to customers in key markets. We may also pursue acquisition and in-licensing opportunities to gain access to later stage products and technologies that we believe would be good strategic fits for our business and would create additional value for our shareholders.

Our Business Model

Our business model is based on an approach focusing on collaborating with leading academic institutions and independent researchers with promising technology that can be developed and commercialized to address significant end-markets. Our business development process can be described in three general stages:

Technology Sourcing

We collaborate with leading academic and independent research institutions at the early stages of technology development. We search for collaborators who are pursuing technological concepts that are consistent with our business strategy and have generated promising preliminary evidence, but have yet to be validated for their intended purposes. In these collaborations, we employ our state-of-the-art biotechnology capabilities and specialized know-how to leverage the technology discovery process already undertaken. Most of these collaborations are funded through government grants. In order to enable this process, we have a team of specialized professionals that help our collaborations apply for and manage grant funding.

Product Development Partnering

We have an extensive network of regional and international relationships in the agricultural sector from which we source partners for our product development initiatives. Once a sourced technology moves beyond the proof of concept phase, we seek partners to aid in taking that technology to a de-regulated product to be commercialized directly or through third-party channels. For more detail about the “proof of concept phase”, see “—Research & Development Process.” In selecting a partner, we look for internationally-recognized entities that can provide complementary funding, research and development capabilities, intellectual property and market access. When partnerships involve broad collaborations or a full pipeline commitment, we enter into 50-50 joint ventures. For example, in 2013, we and Florimond Desprez established a joint venture, Trigall Genetics, with the objective of integrating our seed trait platform with their advanced breeding program to create fully-integrated wheat varieties to license to seed companies for commercialization.

Market Access

Our founders and shareholders, who are also our customers, include some of the largest farmers and grain processors in the world who are early agricultural technology adopters who have successfully implemented new agricultural technologies in Latin America. Once a technology receives the necessary regulatory approvals, we, our joint ventures or our technology licensees will commercialize products employing the technology and sell them directly to end users in domestic and international markets, including to our grower-shareholders. We created our own commercial channel in the seed biotechnology segment, Bioceres Semillas, to capitalize on our position with certain significant end customers to drive adoption of our technologies. Currently, Bioceres Semillas sells licensed seed varieties and hybrids in Argentina and Uruguay. We plan to expand first into other countries in South America, such as Brazil, and subsequently into other key agricultural markets, such as the United States, to drive our growth. We complement our direct sales efforts by licensing our technologies to other seed biotechnology or agro-industrial companies for inclusion in their products or production systems. This complementary approach seeks to widen the presence of our technologies in the market and bolster our revenues.

Research & Development Process

The research and development process for our products and technology can be divided into several discrete steps or phases, which generally include discovery, validation and development, and end with regulatory approval and commercial launch. For the discovery phase, we minimize our exposure to risk by leveraging the research efforts of leading global research institutions and scientists while retaining ownership rights in such efforts as if we had undertaken them ourselves. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although our breeding programs and agro-industrial biotechnology solutions may have shorter or simpler phases than those described below, we have used the industry consensus for seed-trait development phases to characterize our technology portfolio, which is generally divided into the six phases.

Below is a description of the relative cost, risk and approximate expected timing for our business of each of the phases of development.

Discovery

The first phase in the technology development process is discovery, or the identification of candidate genes or genetic systems, metabolites, or microorganisms, potentially capable of enhancing specified plant characteristics, or enabling an agro-industrial biotech solution. For the most part, we rely on collaborators such as leading academic institutions or private research groups to perform this early-stage discovery work, as we then advance it through our technological platforms and processes. We use the technology infrastructure of our subsidiaries, INDEAR and INMET, and our scientific teams and know-how to accelerate this process with our third party collaborators, often through the use of government grants, which lowers the risk of our technology development activities. This is the stage at which we generally negotiate our rights with respect to the intellectual property generated by our third party collaborators, which can include partial ownership and exclusive licenses for commercial development. In our experience, the discovery phase typically lasts 18 months, although it may range from as few as six months for microbial solutions to as many as 36 months for plant GM traits.

Proof of Concept

Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to a phase referred to as “proof of concept.” In this phase, the technologies are integrated into, or tested in, target organisms to verify their efficacies using greenhouse trials, field trials, or both. In the case of solutions that require microbial fermentation, these technologies are validated at laboratory scale of between one to five liters of batch production.

The goal of the proof of concept phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation, which minimizes risk of investment in technologies that may not prove viable. The proof of concept phase is typically conducted by us as part of our research collaboration with relevant groups and represents the last phase of our technology sourcing collaborations. We generally file for intellectual property protection at this stage. See “—Intellectual Property.” In our experience, the proof of concept phase typically lasts 36 months, although it may range from as few as six months for a microbial solution to as many as four years for plant GM traits.

Early Development

In the early development phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the performance in the targeted organisms. For seed traits, this involves initiating our proprietary technology into desired genetic backgrounds. For solutions involving microbial fermentation, this involves initiating technology escalation activities.

The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept. For seed traits, candidate event selection is undertaken in this phase.

At the end of the early development phase and before initiating the most capital-intensive stages of product development, we typically identify strategic partners for the further development of our technologies that have reached this stage. For collaborations involving multiple technologies within a pipeline, we often create new entities or joint ventures with our strategic partners. Examples of such joint ventures are Verdeca and Trigall Genetics, dedicated to soybean and wheat technologies, respectively. Single or limited product development collaborations are often structured using framework agreements. Examples of this type of collaboration include those we have with Forage Genetics International for HarvXtra Genuity technology in alfalfa, and our development efforts with YPF for SPCel and SPCel Max to produce fermentable sugars from cellulosic raw materials, among many others. We expect to commercialize these technologies within the next five years.

Advanced Development and Deregulation

In the advanced development and regulation phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, we are primarily responsible for undertaking this phase of product development. Similarly, our strategic partners usually lead the advanced development and regulation activities in other markets in connection with the applicable contractual arrangements.

The advanced development and deregulation phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking as many as three years. For our molecular farming projects, where grain production will occur within Argentina, we may follow a simplified regulatory approach due to a special set of requirements, which requires less time than traditional GM regulatory approvals.

Pre-Launch

The pre-launch phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. In Argentina and some other countries in South America, we are responsible for this phase of product development, while pre-launch activities in other markets are primarily undertaken by our strategic partners. The pre-launch phase may last up to 24 months.

Product Launch

In general, we, our joint ventures and/or our technology licensees carry out the launch and commercialization of the technology, which is the last milestone of the research and development process. When we commercialize technology through our joint ventures or licensees, pursuant to the respective agreements, a successful product launch triggers royalty payments to us, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization. Typically in this phase, revenues at launch are limited by our ability to make products available, especially when dealing with seed products that need multiple seasons of multiplication before they can satisfy demand.

Development Timelines

The below chart sets forth an annual estimated timeline for the development of our seed and agro-industrial biotechnology products based on the phases described above. Launch occurs when pre-launch is completed.

The development and integration of technologies into products that can be commercialized is a lengthy and complex process. The length of the process may vary depending on both the complexity of the technology or the type of crop involved. The length of the process of developing technologies affects the uncertainty of product development. For example, during the research and development process, a technology may fail to address the performance criteria required to advance to later development stages or changes in the competitive landscape may occur that could affect the development of a certain technology while alternative technologies may advance.

As indicated, the estimated timeframes of phase duration are based on our experience and estimates. The phases may overlap during the product development cycle and the total development time for a particular product may be longer or shorter than the duration presented above depending on a range of factors, including the type of crop and trait involved, and the amount of resources available, or devoted to its development.

Our Products and Services

We divide our business into three principal income-generating segments: seed biotechnology, agro-industrial biotechnology and research and development services. For the year ended December 31, 2014, each segment generated $6.3 million, $2,654 and $5.6 million, respectively, or 53.0%, less than 0.1% and 47.0% of our total revenue for the period, respectively. For the year ended December 31, 2013, each segment generated $5.2 million, $0.2 million and $2.3 million, respectively, or 62.0%, 1.9% and 36.1% of our total revenue for the period, respectively. We expect that our seed biotechnology segment will represent an increasing proportion of our revenues following the introduction into the market of certain products currently under development and intended for commercialization, including our enhanced yield crops such as those based on HB4 technology.

Seed Biotechnology

Our seed biotechnology activities concentrate primarily on the development of technologies that increase yield per acre, with a secondary focus on providing crop protection technologies, designed to control weeds and insects, and enhancing quality traits, to improve nutritional value and other benefits. We are developing integrated products that combine three distinct and complementary components, seed traits, germplasms and seed treatments, in order to enhance value for our customers. While each component can increase yield independently, through our integrated approach of delivering traits, germplasms and seed treatments that complement each other when combined to produce higher crop yields. We have the ability to customize our package of different products to perform for specific environments and customer preferences. We intend to sell our seed biotechnology in one of two ways: directly to our customers as an integrated seed product or to third parties as a licensor of traits, seed treatments and/or germplasm for incorporation into non-proprietary products.

Each trait technology component can be combined to create seeds with varying degrees of benefit and yield increases. We currently have two proprietary breeding programs: a soybean breeding program through Bioceres Semillas and a wheat breeding program through Trigall Genetics. We also license our technology components on a non-exclusive basis to other seed companies, or with varying levels of exclusivity to product developers in non-core crops, such as sugarcane.

The following chart sets forth the various stages of the research and development process.

The following table summarizes our current products and our pipeline of products in development, including products under development by our joint ventures, and does not include products that are being developed by third party collaborators.

Notes:—

(1)Our germplasms are categorized by maturity groups. MG III to MG VIII germplasms are short- to long-term maturity groups. Non-elite germplasms are williams and jack soybean varieties or B73 corn inbred. Spring and winter germplasms refer to short- and long-cycle wheat elite lines and varieties. Temperate germplasms are corn hybrids adapted to temperate climates. Non-dorm germplasms are alfalfa elite breeding materials without winter dormancy. A. cruentus germplasms are amaranth varieties of the A. cruentus species.

(2)GT/BT means glyphosate tolerance and insect tolerance. GT means glyphosate tolerance. GGT means glyphosate and glufosinate tolerance. GluT means glufosinate tolerance. GluT/BT means glufosinate tolerance and insect tolerance. Genuity is the glyphosate tolerance technology developed by Monsanto and Forage Genetics International for alfalfa. PPO means PPO-inhibitor herbicide tolerance. ALS means ALS-inhibitor herbicide tolerance.

(3)HarvXtra is the reduced lignin technology developed by Monsanto and Forage Genetics International and de-regulated by us in Argentina. LXR is a delayed-senescence technology used in multiple crops, shown to improve quality and forage productivity in alfalfa.

(4)UY means Uruguay. PY means Paraguay. SA means South Africa. AR means Argentina. ROW means rest of world. US means the United States. AU means Australia.

Germplasm

We are investing significant resources to advance our elite germplasms to allow us to deliver our technologies using proprietary channels. We currently breed germplasms for soybean and wheat. In 2009, we began a soybean breeding program through our subsidiary, Bioceres Semillas, which has produced soybean varieties that are now being registered in Argentina, Uruguay, Paraguay, and South Africa. The program initially focused on short maturity groups, or MGs, ranging between MG III and MG V, with recent expansion into longer maturity varieties, ranging between MG VI and MG IX. With respect to wheat, we hold exclusive rights to all wheat varieties developed between 2003 and 2013 by the Argentine national breeding program at the National Agricultural Technological Institute (Instituto Nacional de Technologia Agropecuaria), or INTA. In 2009, we initiated our own wheat breeding program through Bioceres Semillas, which is now operated through Trigall Genetics. Our joint venture, Trigall Genetics, has exclusive rights to the breeding program of Florimond Desprez in South America, which has produced successful germplasms, such as the Nogal variety, in its catalogue.

Seed Traits

Our seed trait effort is focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or salinity. We began our stress tolerance research in 2003 in collaboration with CONICET scientists specialized in the study of transcription factors. We create seed traits through the use of plant transformation and gene editing technologies, or the genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, or modification of an existing gene. These methods of plant improvement provide for a wider range of traits in a plant and usually result in more substantial seed trait improvement as compared to those obtained by breeding alone. These methods also allow us to add traits not readily feasible through conventional breeding methods. In many cases, the same trait can be added to multiple crops with similar effect. For example, our HB4 technology can be used across many plant species, including soybean and wheat.

HB4

Our most advanced technology in the seed trait area, HB4, is a result of this collaboration and is in advanced stages of regulatory approval, with full regulatory submissions completed in Argentina and Uruguay for soybean and wheat, and biosafety regulatory approval received in Argentina in respect of HB4 in soybeans. HB4 has been shown to increase yield in multiple crops and growing seasons in normal growing conditions with sporadic drought episodes by an average of 7% to 15% without adversely impacting yields in optimal growing conditions, which is not often seen with some other stress tolerance technologies. We expect to introduce products to the key global agricultural markets that incorporate our HB4 technology for commercial use within the next three years. We have since expanded our efforts in yield improvement by working on other transcription factors, such as HB10, and water and nutrient use efficiency technology. Through our technology sourcing collaborations, we are also pursuing a variety of additional novel approaches to yield improvement.

Crop Protection Traits

We have a secondary focus on crop protection traits designed to control insects and weeds that we can develop by seeking off-patent events or technologies that can be efficiently integrated into our products. We are developing or integrating selected technologies to involve tolerance to herbicides such as glyphosate, glufosinate, and sulfunylureas. We gain access to these technologies by collaborating with the original developers of the technologies or through developing new events with our partners. In collaboration with the University of Illinois, we are also developing proprietary herbicide resistance technologies in soybeans and alfalfa based on tolerance to protoporphyrinogen oxidase, or PPO, inhibitors.

Quality Traits

Through our seed trait efforts we are also able to enhance quality traits to improve nutritional value and achieve other downstream benefits, particularly in soybean and alfalfa. In the case of soybean, we can generate opportunities for developing quality traits with a limited investment using the TILLING platform available through Arcadia Biosciences, our JV partner in Verdeca. TILLING is a non-GM method in molecular biology that allows directed identification of mutations in a specific gene. Using this technique, we have created a library of soybean mutants that we use to source genes with altered function for our quality trait projects, such as modified oil content products in soybean. In alfalfa, we are collaborating with Forage Genetics International and Monsanto Company in the deregulation of the Genuity-HarvXstra product for the Argentine market. This product has been shown to significantly improve alfalfa quality through the combination of the Genuity ghyphosate tolerance platform with a reduced lignin trait referred to as HarvXstra. We are also collaborating with Phytogene Pty Ltd., a wholly-owned subsidiary of Agriculture Victoria Services Pty Ltd, of Australia, to develop LXR alfalfa which uses a delayed-senescence technology to improve quality and forage productivity in alfalfa.

Seed Treatments

Since our inception, we have been focused on the importance of soil biology in driving crop productivity. We lead SoilGene, a multidisciplinary research effort with several research groups and scientific institutions dedicated to the use of environmental genomics to explore soil biodiversity to identify biological indicators associated with crop productivity in different agricultural environments. As a result of this effort, we have generated two unique databases, Pampa I and II, to be used to correlate microbial DNA from different cross sections of soil with crop productivity parameters. SoilGene results are the foundational basis for our attempt to design customized seed treatments for different agricultural environments.

We and our joint ventures are responsible for developing and licensing our traits. Each component of our integrated product solution is overseen by its respective segment of our business. For example, Bioceres Semillas integrates our technology into proprietary germplasm for distribution and sale. Semya develops EcoSeedPacks for our HB4 crops, which customize and integrate seed treatments to leverage our traits and germplasms and deliver a product containing each element of our seed biotechnologies: seed traits, germplasms and seed treatments. Seed treatments have been demonstrated to confer a 3% to 9% yield advantage over untreated seeds grown under the same environmental conditions.

We currently generate revenues in our seed biotechnology segment through the sale of commercial seed product to distributors and end users, including through royalty payments, and the licensing of our traits and germplasm to third parties. We anticipate that our seed biotechnology segment will be the principal driver of revenue in the future.

Agro-Industrial Biotechnology

Our agro-industrial biotechnology segment focuses on the production of enzymes that have industrial application and/or microbial fermentation solutions for a variety of different industries. Our technologies are in various stages of development, as set forth in the below table:

The following table summarizes our current agro-industrial biotechnology pipeline of products in development.

For industrial enzymes valued at $5 or less per gram, we have developed a safflower-based molecular farming platform. This safflower-based molecular farming platform consists of directing expression of an enzyme, specifically on the safflower grain. This method allows us to use the harvested grains as an efficient way of storing enzymes prior to just-in-time processing. Development of the GM safflower used in our molecular farming applications follows the same R&D phases applicable for any other GM seed project. However, since the safflower crop in Argentina is contract grown for specific downstream industrial application, the advanced development and regulation phase is greatly simplified due to less demanding regulatory requirements as compared to other GM solutions.

A significant aspect of our molecular farming platform is the development of a mechanized process to allow for low cost extraction and purification of the targeted enzymes during wet milling of the safflower grain. Our most advanced molecular farming technology is SPC, a technology for the production of bovine chymosin, an enzyme used in the manufacturing of cheese. We are currently producing and commercializing small amounts of the enzyme from our pilot facility. We are additionally in the process of completing the plans for the development of our first industrial facility, as we intend to commence full commercialization of the technology by 2016.

SPCel and SPCel Max refer to the production of cellulases (SPCel) and ligninases (SPCel Max) derived from our enzyme bio-prospecting efforts using our safflower-based platform. These enzymes are required in high amounts and at very low costs (cents per gram) for the production of fermentable sugars from cellulosic raw materials. We are developing these products in collaboration with YPF, which seeks to further the production of second-generation bioethanol using these solutions.

Bacillus fermentation solutions refers to the use of genetically engineered Bacillus subtilis strains for the conversion of low cost sources of organic carbon to higher value molecules or compounds. We are currently developing solutions for the production of biopolymers such as PHA/PHB, biodiesel, and ectoine—a protective substance that helps organisms survive certain types of stress conditions—from soybean glycerin. We also use Bacillus fermentation solutions for cost-effective production of biological pest control agents.

We currently generate revenues in our agro-industrial biotechnology segment through the sale of chymosin, which we intend to increase to significant levels as the industrial-scale facility we plan to develop becomes operational. We plan on significantly increasing our enzyme revenues once the SPCel and SPCel Max products enter production. Our Bacillus fermentation solutions should complement our package of industrial biotech solutions targeted to the feed and food, fuel and bio-materials industries.

Research and Development Services

Overview

Our research and development services segment focuses primarily on providing state-of-the-art biotechnology capabilities and specialized know-how to facilitate technology sourcing and product development efforts of our collaborations and, to a lesser extent, makes these platforms available to third parties. These research and development services are carried out by our subsidiaries, INDEAR and INMET, and are delivered to our joint venture companies, non-JV partners, and third parties pursuant to contractual arrangements. Our research and development services subsidiaries also enter into early-stage research collaboration arrangements with external research groups as part of our technology development efforts. Most of these collaborations are funded through government grants. In order to enable this process, we have a team of specialized professionals that help our scientific collaborators and us apply for and manage grant funding. INDEAR provides research and development services across a broad range of platforms and develops technology that is used in our seed biotechnology and agro-industrial biotechnology businesses. INMET specializes in fermentation solutions through the use of synthetic biology and metabolic engineering platforms, the resulting technology of which is typically used in our agro-industrial business.

As of December 31, 2014, we had 71 researchers and technicians in our research and development services operations, of whom 12 hold Ph.D.s. Our development activities take place primarily at our 3,800 square meter greenhouse and laboratory facility in Rosario and at our eight-hectare field station in Pergamino. See “—Facilities.”

INDEAR and INMET

INDEAR was established in 2004, as a result of a strategic alliance with CONICET, and we believe it is among the most advanced agricultural biotechnology platforms in Latin America. INDEAR is organized into eight technology platforms, which interact at different phases of the product development process. INDEAR’s core capabilities are set forth in the below table:

Capabilities	Primary Activities
Genomics & bioinformatics:	•	Meta/whole genome sequencing
	•	High throughput transcriptomics
	•	High resolution genotyping

Molecular biology	•	Routine molecular biology applications
	•	Medium throughput genotyping
	•	Constructs for plant transformation

Protein technology	•	Protein profiling and purification
	•	In vitro molecular evolution

Plant transformation and tissue culture	•	In vitro propagation
	•	Double-haploid development (corn)
	•	Genetic transformation (soy, corn, alfalfa, safflower)

Process engineering (pilot facility)	•	Process engineering for molecular farming solutions

Breeding and testing	•	Germplasm development and trait integration
	•	Technology evaluation and validation

Regulatory science	•	Phase I research (permits and compliance)
	•	Phase II environmental safety evaluations
	•	Food/feed safety studies

INDEAR has developed significant expertise in research and development matters, benefiting from exposure to a broad range of projects, particularly those related to our seed biotechnology and molecular farming initiatives. We believe that because of this regionally unique expertise and INDEAR’s state-of-the-art technological capabilities, we have become an attractive partner for high-caliber research groups seeking to accelerate their technology discovery efforts.

We believe INDEAR’s know-how and capabilities provide significant value to our joint ventures, our product development collaborations and third party developers. Through INDEAR, we are able to provide cost competitive research and development services required for product development and deregulation that are difficult to outsource, and that require an expensive and rapidly changing technology infrastructure, which most of our partners do not possess.

As a result of INDEAR’s advanced technology platforms and research collaborations, we benefit from being the central node of an extensive network of knowledge exchange at both the research acceleration and the product development levels that generate value for us, and is at the core of our business model.

INMET, launched in 2013, is a specialized vehicle for developing fermentation solutions based on metabolic engineering of bacteria for different industrial applications. The activities conducted at INMET focus on the use of Bacillus subtilis as the bacterial platform used to convert low-cost sources of organic carbon into high-value compounds for commercial use and eventually the production of second-generation biofuels as well as the production of bioplastics such as PHAs. INMET supports our vision for near-term future growth principally through supporting and providing complementary research and development services to INDEAR. The technologies that INMET develops have longer time horizons for commercialization, and we anticipate that they will generate income as our seed biotechnology products ripen from 2020 onwards.

INDEAR’s and INMET’s technology platforms allow us to have full pipeline capabilities to help develop and commercialize new products and services, and have been critical in sourcing new technologies and providing fundamental data for the necessary regulatory approvals.

Joint Ventures and Key Collaborators

Our seed trait projects are conducted through joint ventures and key collaborations. The form of the collaborations depends on the nature and stage of development of the particular product candidate. We participate in joint ventures to commercialize technologies and maintain a deep pipeline of products. When the joint venture successfully develops and commercializes a particular product, we participate in the revenue that the joint venture generates as a result of such product. We engage in non-JV collaborations for the purpose of developing a single or otherwise limited product opportunity. We generate revenue from our non-JV collaborations primarily by licensing our technology for inclusion in end products, or for the use of our technologies in industrial processes. Finally, we have relationships with third parties who have product development capabilities or market presence outside of our core geographies or crops, to whom we license our technologies. For our corporate chart, see “—Overview—Our Operations and Pipeline.”

Joint Ventures

Verdeca LLC

In February 2012, we formed a joint venture with Arcadia Biosciences through our U.S.-based subsidiary, Bioceres Inc. The resulting joint venture, in which we have a 50% equity interest, Verdeca, is engaged in the development and deregulation of soybean traits. We selected Arcadia Biosciences as our partner in soybeans due to several factors, including a management team with strong track record in the agricultural biotechnology space, particularly in international regulatory affairs, a complementary intellectual property portfolio available for the research and development of a deep product pipeline, their presence in key North American markets, and Arcadia Biosciences’ willingness to initially fully fund the joint venture effort.

Our joint venture agreement provides for each of the joint venture partners to license its trait technologies to Verdeca for use in soybeans. Accordingly, we have agreed to grant an exclusive, worldwide, sublicensable license to Verdeca for our technologies, including HB4, for use in soybeans. We and Arcadia Biosciences also have agreed to grant Verdeca a right of first offer to obtain a license to the intellectual property rights that are owned, licensed to, or acquired by us or Arcadia Biosciences, as applicable, in the future and that are reasonable necessary or useful with respect to soybean traits. The first product in the Verdeca pipeline is our HB4 trait, a drought and salinity tolerance trait that has already completed extensive validation trials and is now in the advanced-regulatory phase of development in Argentina and Uruguay, with Argentina having provided biosafety approval. Verdeca’s pipeline also includes Arcadia Biosciences’ NUE and WUE technologies, which are combined in a two-trait stack. Verdeca has successfully negotiated favorable market access in South America through our existing channel and with established market participants and is growing its channel partnerships in the United States, India and China.

In connection with the formation of Verdeca, we also granted Arcadia Biosciences an exclusive license to research, develop and commercially exploit wheat products based on our technologies, including HB4, subject to rights we reserved with respect to research and development. The territory covered by the license is worldwide, excluding South America.

In April 2015, Verdeca entered into an agreement with Dow AgroSciences LLC to develop and commercialize innovative traits in soybeans. The collaboration is expected to combine Verdeca’s agronomic performance and product quality traits with Dow AgroSciences’ herbicide-tolerance and insect-resistance traits, with the resulting products intended to provide soybean growers around the world with unique and powerful options to achieve greater yields and improved on-farm economics.

Trigall Genetics S.A.

In December 2013, we formed a joint venture in Uruguay with Florimond Desprez through our U.S.-based subsidiary, Bioceres Inc. The resulting joint venture, Trigall Genetics, in which we have a 50% equity interest, is engaged in the development and deregulation of conventional and GM wheat varieties in Latin America. We selected Florimond Desprez as our partner in wheat due to its internationally recognized track record in wheat breeding and its germplasm assets for Latin America.

Our joint venture agreement provides for each of the joint venture partners to exclusively license its trait and germplasm technologies to Trigall Genetics for use in wheat. Accordingly, we have granted an exclusive, sublicensable license to Trigall Genetics for certain of our technologies, including HB4, for use in wheat in Argentina, Brazil, Paraguay and Uruguay. Both we and Florimond Desprez have agreed to make loans to Trigall Genetics in accordance with each party’s ownership interest in Trigall Genetics to provide the company capital needed for its operation and growth. The first products in the Trigall Genetics pipeline are conventional wheat varieties that will be sold through our seed subsidiary, Bioceres Semillas, as well as through other Trigall Genetics licensees. Our first GM product is our HB4 trait, which is now in the advanced deregulation phase of development in Argentina and Uruguay, and will be licensed in Trigall Genetics finished wheat varieties. Trigall Genetics has first negotiation rights for new technologies sourced after the formation of the joint venture. Trigall Genetics is currently seeking to add other market channel partners in the region.

Semya S.A.

Launched in 2012 and formalized in August 2014, Semya is our joint venture with Rizobacter. The joint venture, in which we own a 50% equal interest, is engaged in the development and deregulation of second-generation agricultural biologicals, in particular seed treatments tailored for particular soil environments. We selected Rizobacter as our partner in seed treatments due to its track-record in the agricultural-biologicals field, including its outstanding marketing and brand recognition, formulation and delivery technologies and significant fermentation infrastructure.

Our joint venture agreement provides for each party to render the services required to advance a mutually agreed workplan and which each party agrees to fund in proportion to its equity interest. Under the services agreements between Semya, Bioceres S.A. and Rizobacter, both parent companies agree to provide the licenses required for product development and commercialization, while results obtained in the provision of the services are owned by the joint venture. Semya creates customized seed treatments based on soil conditions on a given agricultural environment and on specific trait-germplasm combinations. Seed treatments have been demonstrated to confer a 3% to 9% yield advantage over untreated seeds grown under the same environmental conditions. Semya’s pipeline also includes the development and production of molecules such as ectoine, which is used as a protectant in a variety of applications, potentially including seed treatments. Semya has direct market access in South America through Rizobacter and Bioceres Semillas.

Announced JVs at Pre-Operational Stage

In September 2014, we signed a framework agreement with S&W Seed Company that is intended to lead to the creation of a joint venture that will be dedicated to the development and deregulation of alfalfa traits, of which we will own 50%. We selected S&W Seed as our partner in alfalfa traits due to its germplasm assets, its alfalfa seed production capabilities and its international leadership, primarily in non-dormant alfalfas. The framework agreement provides for the JV to act as sales agent of S&W Seed conventional genetics in South America, with S&W Seed providing a significant portion of the financing for these seed sales.

Non-JV Collaborations

We engage principally in non-JV collaborations with strategic partners with a focus on product development or with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research. Our collaborations that focus on product development are primarily driven by our commercial interest in a particular product around which we do not believe justifies developing a pipeline at that time. Examples of our most important collaborations of this nature include: Monsanto Company and Forage Genetics International for the deregulation of Genuity HarvXstra alfalfas in Argentina; the DBN Biotechnology Center of China, for the development of crop protection technologies for soybean and corn; and YPF for the development of technologies for the production of second-generation bio-ethanol.

Our collaborations that focus on technology sourcing are primarily driven by our ability to accelerate in a capital-efficient manner the validation of promising technology discovered by internationally recognized scientific groups or institutions. Examples of our most important collaborations of this nature include: CONICET and the National University of the Litoral in the creation of traits, with a focus on transcription factors for the development of drought tolerant transgenic plants, including the grant to us of partial ownership of the HB4 patent families; the University of Victoria, through Phytogene Pty Ltd., a wholly-owned subsidiary of Agriculture Victoria Services Pty Ltd., for the validation of multiple gene leads in forages and other crops; and the University of Illinois in accessing herbicide tolerance technology for use in the fields of soybeans and alfalfa.

Third Party Channels

We have relationships with third parties who have product development capabilities or market presence outside of our core geographic area, and to whom we license our technologies. For example, we granted DuPont Pioneer a worldwide, non-exclusive license to use HB4 technology in research and commercialization of future corn hybrids. Through Verdeca, we have entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of our biotechnology related to soy.

Sales and Marketing

Our business model is based on a multi-channel sales structure of (1) direct sales to distributors and growers via our proprietary sales channel, Bioceres Semillas, and (2) non-exclusive licensing of commercial technology to third parties directly or via our joint ventures for incorporation into non-proprietary products.

Bioceres Semillas Proprietary Channel

Bioceres Semillas is our proprietary commercial channel for seeds and is responsible for integrating our technology components and selling our seed products to a number of distributors and end users under the Bioceres Semillas brand. This proprietary channel also serves as a competitive driver for third-party non-exclusive licensees of our technology to seek a rapid path to market.

Bioceres Semillas has distinct advantages in the marketplace, including its strong and expanding portfolio of germplasms and our ability to take biotech traits developed by us directly to the market independently. In particular, we benefit from direct access to growers via our original grower-shareholder base, which allows us to directly place our seeds with end users. Additionally, Bioceres Semillas has minority shareholders that are leading companies in the production and distribution of seeds in their respective geographic areas. Sales to distributors and growers in the year ended December 31, 2014 represented 72.5% and 9.5%, respectively, of Bioceres Semillas’ total sales. In total, 39% of sales were to our shareholders in the year ended December 31, 2014. Bioceres Semillas also sells seeds to unrelated third parties, and owns and operates a digital e-commerce platform that will connect sellers and buyers directly, to have a more efficient relationship with our customers. Our innovative electronic marketplace is unlike any other in the region, serving to create a clearing-house for seed buyers and sellers. We also generate royalty income from the use of farmer-saved seed in subsequent harvests, through an extended royalty program.

We currently sell products under the Bioceres Semillas brand which have been developed by third-parties pursuant to license agreements. It is our intention that products developed by us or our joint ventures will become an increasing portion of Bioceres Semillas’ overall sales, as these products become available.

Third Party Channels

We also rely on third-party channels for the commercialization of our proprietary technology and licenses, either directly or through our joint venture companies, to participants in the biotech seed and agro-industrial market. We license such technology to our joint venture partners and large companies active in the biotechnology and agro-industrial space, in each case for incorporation into non-proprietary products and subsequent sale to end customers. Subsequent sales of any products incorporating our technology generate royalty income.

We are implementing the following strategies to accelerate adoption rates and promote sales of our seed biotechnology and agro-industrial biotechnology: target early adopters, educate growers about the benefits of our products, enhance distribution relationships, develop and leverage relationships with key industry influencers and marketing in key geographies, primarily through the use of e-marketing tools.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed Biotechnology

In the year ended December 31, 2014, we sold to seed biotechnology customers in Argentina and Uruguay, including customers of Bioceres Semillas seed products. Our top ten seed biotechnology customers represented 61% of our total seed biotechnology segment revenue for the year ended December 31, 2014. Sales to our grower-shareholders accounted for 39% of our seed biotechnology revenue for the year ended December 31, 2014. Our principal contracts with our seed biotechnology customers are related to licenses for the use of HB4 technology in non-proprietary products, such as corn with DuPont Pioneer. The contracts provide for the pre-commercial payments including, depending on the particular agreement, a technology access fee, milestone fees, and/or annual fees, as well as future commercial royalties based on the income generated by the technology.

Agro-Industrial Biotechnology

During the year ended December 31, 2014, our sales of agro-industrial biotechnology products were limited to a small number of clients for the chymosin enzyme produced at our pilot facility in Rosario. We are planning on building an industrial-scale facility that we expect to allow us to significantly grow our chymosin-derived revenues in the next two years.

Research and Development Services

The principal customers for our research and development services segment are the joint ventures in which we participate. The provision of services to our JVs accounted for 21% of our revenue (including government grants) for the year ended December 31, 2014. Material contracts include those that we have entered into with our JVs for the provision of services. The contracts provide for the provision of personnel, licenses, uses of technology and additional services. In addition to the JVs in which we participate, our customers include research institutions that contract services from our genomics and bioinformatics platform and our strategic partners with whom we collaborate in research and development initiatives.

Competition

We face competitors in each of the three segments of our business. Because of our and our competitors’ specialized interests, many of our principal competitors are also our third party collaborators, JV partners and clients. The biotechnology market is characterized by intense commercial and technological change, and we face significant competition in many aspects of our business.

Competition in the seed biotechnology sector is intense and includes large companies, such as Monsanto Company, DuPont Pioneer, Limagrain and Syngenta AG, as well as smaller companies, such as Arcadia Biosciences and Genective. In order to provide their customers (mostly farmers) with cutting-edge products, these companies invest substantial resources in the development of seeds, traits and agronomic methods and products. Companies that have access to a broad genetic range of germplasm as a platform for trait commercialization have a key competitive advantage.

Our competition in the seed biotechnology space also extends to each of the components that we provide for our integrated products. We face competition for our traits from other companies who engage in research and development, such as Evogene Ltd., and who seek to license technology to customers. We face competition for our proprietary germplasm from other seed producers, such as Asociados Don Mario S.A., who produce their own germplasm and compete with us at the channel level.

We believe that the key competitive drivers in the seed biotechnology industry are proven performance, customer support in the field and value, which takes into account not simply the price of the seed but also pre and post-sale support to secure overall customer satisfaction. We believe that our strong personal relationships with growers in Argentina and our reputation for using advanced science in the development of disruptive product propositions give us a competitive advantage in the market for seed traits in which we participate.

Competition in the agro-industrial industry is similarly intense and includes well established and emerging companies in the industrial enzymes and metabolic engineering sectors, many of which have substantially greater resources than we do.

Our principal competitors for our research and development services segment are primarily other institutions that have sophisticated biotech services centers that are attractive to our third party collaborators, JV partners and clients. The development of these capabilities is costly and we currently do not have any significant competitors in Argentina. Internationally, our competitors are research institutions and governmental entities that provide research and development services through their biotechnology centers. We believe that in order to stay competitive we must continue to offer unparalleled access to market-ready platform for our third party collaborators, JV partners and clients to use for their research and development goals.

Intellectual Property

Our success depends in large part on our proprietary products and technology for which we seek protection under patent, plant variety, trademark and trade secret laws. Protection of products, technology and trade secrets is also maintained using confidential disclosure agreements entered into by our employees, consultants and potential and actual third party collaborators. Protection of our technologies enables us to offer our customers and partners proprietary products unavailable from our competitors, and to exclude our competitors from practicing technology that we have developed or exclusively licensed from other parties.

Our patents have varying expiration dates, depending on the family of patent. The last of our patents expires in 2033 for the HB4 family, in 2025 for the Cox5-1 family and in 2026 for the HB10 family. The last of our patents related to chymosin production in safflower seeds, SPC, expires in 2020. We are the exclusive licensees and non-exclusive licensees of certain patents, such as NUE technology patents that expire in 2030; WUE technology patents that expire in 2026; herbicide resistant patents that expire in 2028; delayed senescence technology, LXR, that expires in 2028; and reduced lignin technology, Genuity and HarvXtra, that expires, in 2032.

With respect to our seed trait technology, we entered into agreements with CONICET and the National University of the Litoral. In 2003, we first entered into an Hahb 4 research and development agreement with CONICET and the National University of the Litoral under which they became equal owners of the patents derived from their research activity regarding the Hahb 4 gene, which we refer to as the 2003 Hahb 4 patents. Under this agreement, that was subsequently amended in 2010, we financed the Hahb 4 research activities performed by CONICET and the National University of the Litoral in exchange for an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents. Other than a promoter element used in connection with our later discovered HB4 modified gene traits, we do not expect to commercialize the Hahb 4 technology or 2003 Hahb 4 patents. The Hahb 4 promoter element can be used to initiate expression of the modified HB4 gene.

In 2012 we subsequently entered into a separate agreement with CONICET and the National University of the Litoral in relation to the ownership and licensing rights of additional patents for development of our modified HB4 gene traits, which we refer to as the 2012 HB4 patents. Under this agreement, we own 40% of the 2012 HB4 patents, and CONICET and the National University of the Litoral each own 30%. In addition, CONICET and the National University of the Litoral granted us an exclusive license to commercially exploit their respective rights in the 2012 HB4 patents. The license related to additional patents under the 2012 agreement will remain in force until the expiration of the last 2012 HB4 patent in 2033, unless terminated earlier in accordance with its terms.

Our patents or patent applications generally relate to compositions of matter for DNA and protein sequences, plants, plant parts and enzymes, and methods of improving plants and bacteria. We continue to file new patent applications. The main countries in which we seek patent protection are the United States, Brazil, Argentina, Australia, India, China, Mexico and certain other countries in South America and Europe.

To date, we have identified and sought patent protection in our capacity as either title holder or exclusive licensee for over 97 plant genes linked to traits such as improved yield, drought tolerance, increased performance in high saline environments, NUE and WUE technologies, senescence, herbicide resistance, molecular farming technology for the production of chymosin in plants. These genes are currently protected through our own 22 patents and 19 patent applications. We have also licensed 56 patents linked to traits such as NUE and WUE technologies, senescence and herbicide resistance for use in our products.

The discovery phase of our research and development process is based largely on collaborations with governmental agencies and scientific institutions, such as CONICET, the University of Illinois, the University of Victoria, the National University of the Litoral and various research universities throughout the world. See “—Research & Development Process—Discovery.” After we determine that we have discovered a new trait, trait composition, industrial enzyme, or a production methodology, we file a PCT patent application under the Patent Cooperation Treaty, or PCT. The PCT application allows an applicant to file one single application to seek protection for an invention in 148 countries throughout the world.

Within 18 months of the PCT filing, we file national applications in the countries in which we would like to seek protection. The main PCT countries in which we file in addition to the United States include Brazil, Australia, India, China, Mexico and certain other countries in South America and Europe. For non-PCT countries such as Argentina, Uruguay and Paraguay, a national filing is made at the same time as the PCT filing or 12 months after the PCT filing.

Additionally, we seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and its seed. The duration of PVP protection varies among jurisdictions, and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. In addition, a PVP certificate prevents others from claiming PVP or utility patent rights. As of December 31, 2014, we had 20 PVPs in wheat, 16 in soybeans, two in corn, three in sorghum, two in sunflower, two in amaranth and 22 in high yield alfalfa seed varieties, in our capacity as either PVP title holder or exclusive licensee of breeders’ rights.

We seek to protect our non-patent intellectual property such as know-how and regulatory data through contracts and confidentiality mechanisms. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have 29 trademarks and 12 trademark applications in Argentina, Brazil, United States and Uruguay, including Bioceres, HB4, SPC, and Trigall Genetics.

We will continue to file and prosecute patent, PVP certificate and trademark applications in the United States and foreign jurisdictions, as well as maintain trade secrets as is consistent with our business plan in an ongoing effort to protect our intellectual property.

Government Regulation

Our business is subject to regulation related to agriculture, health and the environment. To operate, we must obtain various permits and licenses from government authorities and municipalities in our active jurisdictions, and we must maintain our compliance with the terms of those permits, licenses and other government standards as necessary. These laws and regulations, particularly in relation to biotechnology, are not fully settled, but continue to evolve in order to keep pace with technological advances.

For further information on regulation, see “Regulation.”

Employees

As of December 31, 2014, we had 112 employees, of which 66% were involved in technology sourcing and product development and approximately 14% held a Ph.D. degree. Our team’s expertise extends across multiple disciplines, including experts in biology, chemistry, plant genetics, agronomics, mathematics, computer science, process engineering and other related fields.

Our employees are located in Argentina. The table below shows our employees by role as of the dates indicated and does not include employees of our research collaborators or joint venture partners.

	At December 31,
	2014	2013	2012
Management, administrative and sales	38	34	37
Research and development services	74	59	49
Total	112	93	86

Facilities

Our principal facility is located in Rosario, Argentina and consists of 3,800 square meters (approximately 40,900 square feet) of office, laboratory and greenhouse space. In 2004 we entered into an agreement with CONICET, whereby CONICET assigned to us the right to use for a 30-year period the land on which our principal facility is located. We designed and built a facility on these premises for use by INDEAR. Upon expiration of the agreement in 2034, we must return the facility to CONICET. Additionally, we have a right of first offer to lease the facility if CONICET does not establish a specific use for the facility. Bioceres’ corporate offices, as well as the offices and laboratories of some of our subsidiaries, are located at the INDEAR premises, pursuant to various lease agreements.

We lease additional facilities in Pergamino, Argentina, which is approximately 135 km from Rosario. These facilities include a 1,500 square meter seed processing facility as well as an eight-hectare field station. We lease the property from Rizobacter pursuant to an agreement which expires on May 31, 2019; we have an option to renew the lease for an additional five-year term.

We lease a 15-hectare field site in Roldán, Argentina, which is approximately 25 km from Rosario. The lease for this facility will expire in October 2015.

Insurance

We maintain customary insurance policies that we believe are in line with market practice. We believe that our insurance coverage is adequate for our business. Our principal insurance policies are personal injury (as mandated by Argentine labor law), civil liability, fire, theft, work injury risk and bond insurance entered into in connection with grants received. We do not maintain product liability insurance coverage.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. As of the date of this prospectus, there are no legal proceedings against us or any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future.

REGULATION

Our business is subject to agricultural, health and environmental regulations. To operate, we must obtain various permits and licenses from government authorities and municipalities within the jurisdictions in which we operate, and we must maintain compliance with the terms of those permits, licenses and other government standards as required. These laws and regulations, particularly in relation to biotechnology, are not fully settled, but continue to evolve in order to keep pace with technological advances.

General

Phytosanitary Certification

Nearly all countries, including the United States, Argentina, Brazil and Uruguay, and many local jurisdictions, require phytosanitary certificates to import seed or plant materials. These certificates, issued by government agricultural inspectors where seeds or plants are produced or packaged, attest that seeds or plants are clean, free of prohibited impurities and have been tested for the presence of various pathogens that can be carried in or on the seeds or plant tissue. We obtain such certificates when necessary, including in connection with the use of our seeds for sample testing.

Hazardous Materials

Our laboratory and field activities inherently involve the use of potentially hazardous materials, which are subject to health, safety and environmental regulations. Our infrastructure, procedures and equipment are designed to meet our obligations under these regulations. We perform recurring internal and third-party audits and provide employees ongoing training and support, as required. All employees must comply with safety instructions and procedures, which are codified in our employment policies.

Regulation in Argentina

Regulation Relating to GMOs

The primary Argentine regulatory framework governing GMOs is established by Resolution No. 763/2011 issued by the Argentine Ministry of Agriculture, Livestock and Fishing (Ministerio de Agricultura, Ganadería y Pesca), or MAGyP, and supported by other ancillary regulations. Currently, we only develop plant GMOs, or GMPOs, and genetically modified organisms at the experimental stage. Argentine law governs the following activities: (1) release into the environment GMPOs; (2) the production of seeds and/or biomass with genetically and regulated modified materials; and (3) authorization to commercialize GMO products. Activities in relation to laboratory greenhouses that develop GMPOs must also comply with applicable regulations.

Approval from the Secretariat of Agriculture, Livestock and Fishing (Secretaría de Agricultura, Ganadería y Pesca), or SAGyP, must be obtained before the release into the environment of any GMO for which commercial approval has not been obtained. Sanctions may be levied if GMOs are released without, or with inadequate, authorization.

Additionally, any entity seeking to experiment, import, export, produce, multiply or conduct any activity with GMPOs that have not yet been approved for commercialization in Argentina must be registered with the National Registry of Genetically Modified Plant Organisms. We are registered before this registry under registration No. 43.

Resolution No. 701/2011 sets forth the procedures for the submission and evaluation of the applications for experimental release of GMPOs that do not have commercial approval in Argentina.

The SAGyP has granted us the relevant authorization with respect to the following GMPOs: wheat, safflower, soybean, corn and alfalfa.

Resolution No. 17/13 regulates the release into the environment and for purposes other than experimentation of genetically modified seeds and/or biomass (with regulated materials). This resolution applies to seeds which have not yet been authorized for commercialization in Argentina but are in advanced stages of experimentation. We have been granted the relevant authorization by the SAGyP with respect to GM safflower.

The SAGyP grants commercial approval of a GMPO based on the respective analysis carried out by specialized national agencies.

Notwithstanding any other sanction that may apply, including criminal, sanctions may be levied by the SAGyP if any release and/or commercialization of a GMO is made without the appropriate approvals and also if the unauthorized release and/or commercialization is undertaken by an entity that is not registered with the relevant registries. Sanctions may include revocation of permits and approvals. We are currently subject to the approval processes before the SAGyP relating to HB4 soybean and wheat, and we expect to obtain final commercialization approval by 2018.

Activities taking place in biosafety greenhouses or laboratories with regulated GMPOs must comply with the provisions of Resolution No. 241/12 and obtain special authorizaration. We have been granted this authorization by the SAGyP.

Seed and Plant Variety Registration

Argentine law aims to ensure the integral identity and quality of seeds purchased by agricultural producers and to protect the property of phytogenetic creations in accordance with the terms of the Seeds and Phytogenetic Creations Law No. 20,247, or the Argentine PVP Law, and its regulation, Decree No. 2183/91 and Law No. 24,376, which approves the International Convention for the Protection of New Varieties of Plants. In order to protect title to a seed variety and to be able to market it, the seed variety must be registered with the National Registry of Seed Varieties (Registro Nacional de Cultivares), or RNC and the National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares). A trader, in order to commercialize a seed variety, must be registered with the National Registry of Trade and Control of Seeds (Registro Nacional del Comercio y Fiscalización de Semillas), or RNCFS. There are certain exceptions to protections.

We are registered with the RNCFS. We have also received, as owner and/or as licensee, registrations for 18 wheat varieties, 2 corn varieties, 3 sorghum varieties, 2 sunflower varieties and 10 soybean varieties, all of which we are marketing in Argentina. We are currently seeking registration with the RNC to market an additional 6 soybean varieties, 2 wheat varieties, 2 amaranth varieties and 22 alfalfa varieties.

Regulation and Control of Agricultural Production

The quality of agricultural products is regulated and controlled by the SENASA, an entity within the MAGyP. In order to promote food safety, our INDEAR facility, and some of our products, such as our solution of safflower chymosin, are required to be registered with the Food Safety Agency of Santa Fe (Agencia Santafesina de Seguridad Alimentaria).

According to SENASA Resolution No. 492/2001, all commercial operators who export and/or import animals, vegetables, reproductive material, animal or vegetable products, by-products and/or their derivatives, and goods that contain animal or vegetable ingredients must be registered with the Registry of Importers and Exporters (Registro de Importadores y/o Exportadores) within the purview of SENASA. We are registered before this registry under registration No. 17933.

In addition, all exporters and importers, including us, must be registered with the Registry of Importers and Exporters (Registro de Importadores y/o Exportadores) administered by the Customs Office. Companies carrying out agricultural export activities must comply with certain specific procedures established by Law No. 21,453 and related decrees.

Registration with and authorization from the National Registry of Chemical Precursors (Registro Nacional de Precursores Quimicos) is required when regulated substances and chemical products are used in the industrial process. All persons engaged in industrial activity in Argentina must be registered with the National Industrial Registry (Registro Industrial de la Nación).

Environmental Regulation

Our activities are subject to a number of national, provincial and municipal environmental regulations. The Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have a duty to preserve the environment.

Law No. 25,675 regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity. Any project or activity capable of significantly degrading the environment or its components or which may adversely affect the quality of life, is subject to an environmental impact evaluation prior to its execution or performance. In addition, duties and obligations are triggered by any damage to the environment, generally requiring restoration of the environment to its former condition or, if that is not technically feasible, payment of compensation in lieu thereof.

Pursuant to federal, provincial and/or local laws and regulations, permits are required in order to (1) generate, store, transport and dispose hazardous and pathologic wastes, (2) use high pressure equipment, (3) use fuel tanks, (4) use chemical precursors, (5) use and dispose pesticides, agrochemical products and crop protection agents and (6) dispose liquid effluents, among others. In addition, the use of public water is subject to the granting of permits by each provincial jurisdiction.

The violation of these laws and regulations may subject us to criminal, civil and administrative penalties, including remediation of the environment and reimbursement to third parties for damages resulting from the violation of environmental laws and regulations. Tort and criminal liability can be extended to managers, directors, statutory auditors and/or other officers who participate in the company’s decision-making process.

Our laboratory and field activities inherently involve the use of potentially hazardous materials, which are subject to health, safety and environmental regulations . Our infrastructure, procedures and equipment are designed to meet our obligations under these regulations. We perform recurring internal and third-party audits and provide employees ongoing training and support to assist with complying with these regulations.

Regulation in the United States

The existing U.S. regulatory framework for biotechnology is based on the Coordinated Framework for Regulation of Biotechnology Products. Under the Coordinated Framework, three federal agencies – the USDA, the Environmental Protection Agency, or the EPA, and the Food and Drug Administration, or FDA – share primary responsibility for regulating biotechnology. The USDA reviews biotechnology-derived applications, which contain or are produced using potential plant pests.

The USDA Animal and Plant Health Inspection Service, or APHIS, is the principal USDA agency involved in biotechnology regulation. APHIS is responsible for protecting U.S. agriculture against threats from pests and diseases. Under APHIS regulations, most GM plants are considered “regulated articles.” A “regulated article” is defined in APHIS regulations as “any organism which has been altered or produced through genetic engineering” if the donor organism, recipient organism, vector or vector agent is a “plant pest.” APHIS regulates field tests and interstate shipments of GM plants. APHIS must be notified prior to any interstate shipment or field test of these “regulated articles.” The Federal Plant Protection Act is the primary statute under which APHIS regulates agricultural biotechnology. Originally intended to prevent the introduction and interstate movement of plant pests, the Plant Pest Act has been adapted by APHIS to regulate GM plants so that they do not become “plant pests.” Biotechnology Regulatory Services, or BRS, within APHIS, has direct oversight of the introduction (importation, interstate movement, or environmental release) of certain GM organisms.

Under the Plant Protection Act, regulatory approval is required before the introduction, including the environmental release, interstate movement, and importation, of certain GM organisms, including our biotechnology products.

Regulation of Biotechnology Products

In the typical product development process for our biotechnology products, approval by APHIS through permitting or notification initially is required for field testing of a new product. The vast majority of new plant releases now require only a notification to APHIS. Eligibility criteria are characteristics of the regulated article, for example the plant, and the introduced genetic material. We believe that our technology as applied to core global crops will be eligible for notification based on present regulatory criteria and required performance standards. The performance standards are a set of six conditions that must be met in order to ensure that the regulated article is introduced in such a way that it is not inadvertently released beyond the area of proposed introduction, allowing it to persist in the environment. The performance standards include, among others, how the release will be conducted, actions taken to prevent the release of pollen or seed during shipping or from the test site and possible persistence in the environment, including compliance with the Endangered Species Act.

Within the notification process, applicants must provide information on the nature of the plant and introduced genes, descriptions of genetic modifications, size of the introduction, and origin and destination for movement or the location of a field test. Upon approval, notifications are valid for one year from the date of issue. Acknowledgement letters for notification of interstate movement are sent within 10 days of receipt of the complete notification. APHIS will send acknowledgement letters for notification of proposed importations and environmental releases within 30 days of receipt of the complete notification.

If a plant does not meet the eligibility criteria for notification, the applicant must follow the permitting process. This process involves a more comprehensive review than notification does. In addition to the data required in the notification process, field-test permit applicants must provide a detailed description of how they will perform the test. This description must include specific measures to reduce the risk of harm to other plants, and the organisms being tested therefore remain confined and they and their progeny may not persist after completion of the field test. Depending on the characteristics of the GMO, APHIS may impose additional measures and supplemental permit conditions. Permits may also be valid for one year or more from the date of issue. Issuance of a permit could take up to 120 days or longer depending on the need for an environmental assessment.

Upon the compilation of sufficient evidence that its GMOs pose no more of a plant pest risk than an organism’s conventional counterpart, applicants may petition APHIS to determine “non-regulated status” of that GM product. If the petition is approved by APHIS, the Plant Protection Act does not apply and the GM product in question may then be introduced into the United States without any further APHIS regulatory approval. The petition process is a multi-year process that varies based on a number of factors, including the extent of the supporting information required, the nature and extent of review by APHIS, including the type and scope of the environmental review conducted, and the number and types of public comments received. Deregulation of a product is not a guaranteed outcome when a petition to deregulate a biotechnology plant is submitted to APHIS.

Since the petition process was first added to APHIS biotechnology regulations in 1992, the time it takes APHIS to reach a final decision has grown from six months on average to three to five years or more. The process for obtaining favorable action on petitions for non-regulated status, as well as permits for field testing, has become more complex and time-consuming in recent years. In November 2011, APHIS announced plans to improve the agency’s process for making determinations on petitions for non-regulated status for GM organisms.

Regulation of Seeds

We also are subject to the Federal Seed Act, or the FSA, which regulates the interstate shipment of agricultural and vegetable seed. The FSA requires that seed shipped in interstate commerce be labeled with information that allows seed buyers to make informed choices and mandates that seed labeling information and advertisements pertaining to seed must be truthful. The FSA also helps promote uniformity among state laws and fair competition within the seed industry.

Regulation of Food and Feed Derived from the product

Although not required by act or regulation, the USDA and APHIS consider completion of the FDA consultation process when completing the deregulation process. All GM crops commercialized in the U.S. to date have completed this process. When a substance present in food derived from a GM crop is one that is already present at generally comparable or greater levels in currently consumed foods, there is unlikely to be a safety question sufficient to call into question the presumed “generally recognized as safe” status of such naturally occurring substances and warrant formal premarket review and approval by FDA.

Environmental Regulation

Agricultural operations involved in the development of GM crops are also subject to a broad range of evolving environmental laws and regulations. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and

Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act. These environmental laws and regulations are intended to address concerns related to air quality, storm water discharge and management and disposal of agricultural chemicals relating to seed treatment both for domestic and overseas varieties.

Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agro-industrial operations, including those conducted by us, and the cost of compliance with environmental laws and regulations may be material.

Regulation in Brazil

The research, production and commercialization of GMOs in Brazil are regulated by Law No 11,105 (known as the Brazilian Biosafety Law) and related resolutions. In particular, Law No. 11,105 establishes certain safety standards and inspection mechanisms with respect to virtually all activities (research, commercialization, storage, transportation, release, consumption, discharge etc.) involving GMOs and their byproducts, even in laboratory or contention regimes (i.e. without exposure to nature).

Pursuant to Law 11,105, activities involving GMOs (for instance, research and/or commercialization of GMOs) must obtain authorization from the National Biosafety Technical Commission on Biosafety (Comissão Técnica Nacional de Biossegurança), or the CTNBio.

The CTNBio is part of the Brazilian Ministry of Science and Technology and Innovation, and is a multi-disciplinary board of several specialists from different fields of expertise and Brazilian Ministries. The CTNBio provides technical assistance and support for the formulation and implementation of biosafety policies with respect to GMOs and their byproducts and the promulgation of safety and technical standards regarding the authorization of research and commercialization of GMOs. In creating these standards, the CTNBio weighs factors such as the harmful effects that the particular GMO and its byproducts may have on animal, plant or human health, as well as any environmental risks.

As a general rule, in order to manipulate transgenic organisms in Brazil, each institution must: (i) obtain a Biosafety Quality Certificate, or BQC, which provides that the CTNBio accepts the institution’s attestation that the institution has appropriate infrastructure and technical, scientific and financial conditions to carry out the intended activities with GMO and its derivatives; and (ii) form an Internal Biosafety Committee, or CIBio, having a technical lead for each specific project.

Applications for a BQC must be made to the CTNBio by the CIBio itself, and must describe, among other information, the geographic areas that will be affected by the proposed experimental field trials. Such applications are reviewed on a monthly basis.

The CTNBio must also approve the commercial release of GMOs and their derivatives. As part of the approval process, applicants must identify and assess the potential adverse effects of the GMOs on humans, animals, plants or the environment and provide information regarding environmental and food safety risks. Applicants also must provide the CTNBio a plan for monitoring the GMO after its commercial release. The CTNBio will hold a public 30-day consultation prior to authorizing commercial release of a particular GMO. Lastly, prior to approval, the National Biosafety Counsel, or CNBS, will analyze any socio-economic or national interest that may be impacted by approval of the particular GMO crop. In addition to obtaining authorization from the CTNBio, the applicant must comply with all other legal obligations related to the subject of the application. The CTNBio may revoke or suspend its authorization for commercial release if there is scientific evidence showing that there may be adverse effects to the environment or to human or animal health.

MANAGEMENT

Executive Officers and Directors

Below is a list of names and a brief account of the business experience of the persons appointed, or to be appointed, to serve as our executive officers and directors prior to the consummation of this offering. There is no predetermined expiration for the term of the executive officers.

Executive Officers

Name	Age	Position	Current Position Held Since
Federico Trucco	37	Chief Executive Officer	June 2011
Andrés Vacarezza	44	Chief Financial Officer	March 2014
Claudio Dunan	54	Director of Strategy	June 2011
Gloria Montaron Estrada	43	General Counsel	March 2014
Gerónimo Watson	36	Chief Technology Officer	June 2014
Martín Vazquez	48	Chief Scientific Officer	June 2014

Federico Trucco. Federico is the chief executive officer of Bioceres, a position held since 2011. Federico was general manager of INDEAR from 2009 to 2011, was director of product development of INDEAR from 2008 to 2009, and originally joined INDEAR as the team leader of the Amaranth project, a position he held from 2005 to 2009. Federico has a Ph.D. in crop sciences and a CBA from the University of Illinois, a master’s degree in plant pathology and weed science from Colorado State University and a degree in biochemistry from Louisiana State University.

Andrés Vacarezza. Andrés is the chief financial officer of Bioceres, a position held since 2014. He is a business executive with international experience in finance, strategic planning, business development, mergers and acquisitions and operations. Before joining Bioceres, Andrés worked as an executive advisor at Aleph Partners from 2010 to 2014. Andrés also held executive positions at various multinational companies including CBS, NBC Universal, Goldman Sachs, Andersen Consulting and Banco Santander Río. Andrés has an MBA from the Harvard Business School and graduated as a certified public accountant from the Catholic University of Argentina.

Claudio Dunan. Claudio is the director of strategy of Bioceres, a position held since 2011. Claudio was a founding member of Bioceres and previously served as a strategic planning consultant to Bioceres. Before joining Bioceres, Claudio worked as general manager at Sintesis Quimica S.A., a position held from 2009 to 2011. He also held various senior management positions including country manager for Zeneca-Syngenta, Makhteshim-Agan, and the Punjab Group. Claudio has a Ph.D. in ecology from Colorado State University and a degree in agronomy from the National University of Buenos Aires.

Gloria Montaron Estrada. Gloria is the general counsel of Bioceres, a position she has held since 2014. Before joining Bioceres, Gloria had a 16-year career at the law offices of Marval, O’Farrell & Mairal in Buenos Aires. At Marval, Gloria had an extensive practice as senior counsel in the intellectual property department, with prior experience in the corporate and banking practices. Gloria has an LL.M. in intellectual property from the University of Palermo, Buenos Aires and a degree in law from the University of Buenos Aires.

Gerónimo Watson. Gerónimo is the chief technology officer of Bioceres, a position he has held since 2014. Gerónimo was the director of INDEAR’s product development efforts from 2011 to 2014, served as the head of technology testing and field operations until 2011 and originally joined INDEAR in 2005 as a member of the Amaranth project. Gerónimo has a master’s degree in agronomy from Kansas State University and a degree in agronomy from the Catholic University of Cordoba.

Martín Vázquez. Martín is the chief scientific officer of Bioceres, a position he has held since 2014. Martín was the team leader in genomics and bioinformatics from 2009 to 2014 and originally joined INDEAR as an external consultant for high-throughput genomic sequencing technologies, a position he held from 2005 to 2009. Martín is currently an independent fellow at CONICET, an organization that he has been a part of since 1999. Martín has a Ph.D. in biological sciences and a degree in biology from the University of Buenos Aires.

Board of Directors

Name	Age	Position	Current Position Held Since	Year of Expiration of Current Term
Marcelo Adolfo Carrique(1) (2) (3) (4) (5)	56	Chairman	April 2008	2017
Victor Hugo Trucco	70	Vice-Chairman	April 2001	2017
Cintia Guillermina Castagnino(1) (2) (3) (4) (5)	53	Director	April 2001	2017
Orlando Mario Aguilar(3) (4) (5)	56	Director	April 2011	2017
Manuel Alberto Sobrado(1) (2) (4) (5)	55	Director	April 2011	2017
Rogelio Juan Fogante(4)	78	Director	April 2001	2017
Aimar Dimo(4)	50	Director	April 2008	2017
Federico Trucco	37	Director	December 2014	2017
Jorge Alberto Maurino(4) (5)	58	Director	April 2015	2017
Gustavo Fabián Grobocopatel	53	Alternate Director	April 2001	2017
Matías Hugo Kugler	50	Alternate Director	April 2011	2017
Jorge Joaquín Romagnoli	61	Alternate Director	April 2001	2017
Ignacio Lartirigoyen	60	Alternate Director	April 2008	2017
Hugo Osvaldo Ghio	65	Alternate Director	April 2001	2017
Guillermo Cabrini	66	Alternate Director	April 2008	2017
Carlos Popik	69	Alternate Director	April 2008	2017

Notes:—

(1)Member of our audit committee.

(2)Member of our compensation committee.

(3)Member of our nominating and corporate governance committee.

(4)Independent director under the rules of CNV.

(5)Independent director under the rules of NYSE.

Marcelo Adolfo Carrique. Marcelo is the chairman of Bioceres and also serves as the vice-chairman of INDEAR and INMET. Since 2010, Marcelo has served as chairman of Espartina S.A., a leading company in agricultural developments, which in turn is a shareholder in Bioceres. He has also served as vice chairman of Sorbona Combustibles S.A. since 1997, Fullagro SRL since 2004 and Berria Energia S.A. since 2014. Marcelo was previously president of AACREA, a leading Argentine non-profit organization for farming businesses. Marcelo has two graduate degrees, in economics and business, from Austral University in Buenos Aires and the IAE, respectively, and has a degree in agronomy from the University of Buenos Aires.

Víctor Hugo Trucco. Víctor is the vice-chairman of Bioceres and between 2007 to 2012 was the chairman of Bioceres. He is currently an honorary president of AAPRESID, a non-profit organization focused on environmental preservation and technology dissemination, for which he was the founding president. Víctor was also a member of the honorary committee of the Human Life Foundation in Rome, a member of the Advisory Council for the School of Economics and Business of the University of Belgrano, a member of the Academic Committee of the Master in Management for Science Technology and Innovation of the University of General Sarmiento, and a council member of the Exportar Foundation in the Argentine Foreign Ministry. Víctor has a Ph.D. in biochemistry from the National University of Rosario and also has a degree in biochemistry from the same institution.

Cintia Guillermina Castagnino. Cintia is a director of Bioceres. She has also served as president of San Ignacio de Alto S.A. since 2012 and Valeria S.A. since 2010, corporations that focus on real estate investment. She has previously served as director of various agricultural companies. Cintia has a graduate degree in Agribusiness from Austral University in Buenos Aires and an undergraduate degree in accounting and business management from the National University of Rosario.

Orlando Mario Aguilar. Orlando is a director of Bioceres. He is currently a principal researcher at CONICET, and director of the Institute of Molecular Biology, CONICET-UNLP, positions that he has held since 1996 and 2007, respectively. Orlando is also a member of the strategic planning commission for

CONICET and was an advisory member of the Argentine-Brazilian Center for Biotechnology. Orlando was a post-doctoral researcher at the Boyce Thompson Institute of Cornell University, at the University of Bielefeld in Germany, and at Sussex University in the United Kingdom. Orlando has a Ph.D. in biochemistry from the National University of La Plata and a degree in biochemistry from the School of Exact Sciences at the National University of La Plata.

Manuel Alberto Sobrado. Manuel is a director of Bioceres. He is currently the executive director of Grupo Insud, a group of Argentine companies that seeks to promote economic development in Argentina in the areas of life sciences, information and culture, agroforestry and nature and design. Manuel has held this position since 2006. Manuel has taught at the Faculty of Economic Sciences of the University of Buenos Aires, the Faculty of Economic Sciences of the Catholic University of Argentina, and the Foundation of High Studies Dr. Perez Companc. Manuel completed advanced professional training programs at the J.L. Kellogg Graduate School of Management, the Massachusetts Institute of Technology (MIT) and Austral University in Argentina and has a degree in business administration from the University of Buenos Aires.

Rogelio Juan Fogante. Rogelio is a director of Bioceres. Rogelio is currently the chairman of Agrosudeste S.A., an agricultural service provider. Rogelio has held this position since 2011 and has been a director since its founding in 1987 Rogelio was a founding member of AAPRESID and a pioneer in the adoption of no-till farming as well as other critical agricultural technologies in the region. Rogelio was also dean and professor of plant genetics at the college of Agricultural Sciences at the National University of Rosario. Rogelio has a degree in agronomy from the National University of Northeast. He has also engaged in extensive research at INTA and the University of Buenos Aires, where he earned a graduate degree in plant genetics. He completed his studies in plant genetics at CIMMYT in Sonora, Mexico.

Aimar Dimo. Aimar is a director of Bioceres and chairman of INDEAR and INMET. He has served as chairman of Kiñewen S.A., an exporter and agrifood production company since its formation in 2003. He has also served as chairman of the following companies: Santa Angelina S.A., Produsem, S.A. and Agrodim S.A. He is the vice chairman of Agro Matara S.A. and Kalpachay S.A. He is also a full partner of Dimku SRL., a crop services company. He is also a member of the executive committee of AAPRESID. Aimar has an agronomy degree from the National University of Rosario.

Jorge Alberto Maurino. Jorge is a director of Bioceres. Jorge has been a manager at YPF since 2012, where he focuses on directing downstream operations in the field of environmental technology and materials. Prior to that, he worked as a chief project advisor at YPF’s technology division between 2001 and 2012, where he focused on the development of technology based products. Jorge has post-graduate training in lubricants, material sciences, and industrial petroleum engineering from the Massachusetts Institute of Technology, the Tokyo Institute of Technology, and the University of Buenos Aires, respectively. He also has a graduate degree in Chemical Engineering from the National Technological University and an undergraduate degree in Chemistry from ENET N° 1 “Santiago de Liniers” Ensenada.

Gustavo Fabián Grobocopatel. Gustavo is the founding chairman of Bioceres, a position he held until 2007, and he currently serves as an alternate director of Bioceres. Since 2014, Gustavo has served as the chairman of Grupo Los Grobo S.A., a leading agribusiness and investment company. Since 2010 he has also served as chairman at Chain Services S.A., Molino LGI, Cánepa Hermanos SAICA y F, Agrofina S.A., Pasta Sole S.A., Usandizaga, Perrone y Juliarena S.A., ADP S.A., Agronegocios del Plata S.A., Farmérica S.A., Agroquímica Vancorp S.A. Gustavo serves on the executive committee of the Argentine Business Association, and he is a member of several boards and councils, such as the Argentine chapter of the International Food, Agriculture and Management Association, the Social and Economic Council of Torcuato Di Tella University, the advisory council of Exportar Foundation, the board of directors of Escuelas del Bicentenario, and the international council of the Dom Cabral Foundation in Brazil. He has a degree in agronomy from the University of Buenos Aires.

Matías Hugo Kugler. Matías is an alternate director of Bioceres. Matías was vice president at Tinto Holding S.A. from 2003 to 2014, a company dedicated to agricultural production, and he was a managing partner at Emporio Agro, an agricultural service provider and grain trading company, from 2011 until 2014. Matías was the executive director of Bioceres Semillas since its creation in 2008 until 2010 and then chairman of Bioceres Semillas board of directors until 2014. Since last year he has been managing his own agribusiness consulting and production company. Matías has a degree in agronomy from the University of Buenos Aires.

Jorge Joaquín Romagnoli. Jorge is an alternate director of Bioceres. Since 2010, Jorge has served as the chairman of Euksa S.A., a commercial property development company, Cordoba Sur S.A., a rural property development company and Julia del Sur S.A., agrifood production companies. He is also a member of the BIOSPAS Project, which gathers public and private institutions for the study of the dynamics of biological processes in no-till systems. Jorge is a founding member of AAPRESID, where he was president from 2004 to 2008. Jorge has a degree in agronomy from the National University of Northeast.

Ignacio Lartirigoyen. Ignacio is an alternate director of Bioceres. Since 1997, he has served as the chairman of Lartirigoyen & Cia, a leading agribusiness company. Since 2010 he has also served as chairman at Palma Horqueta S.A., Pampa Bio S.A., Agropecuaria Catrilo S.A., Rotamar Agrícola Ganadera S.A., Abiayala S.A., and vice-chairman at Lartirigoyen y Oromi S.A. Ignacio is a former chairman of the Argentine Association for Sunflowers and director of several agricultural companies. Ignacio has a degree in agronomy from the University of Buenos Aires.

Hugo Osvaldo Guio. Hugo is an alternate director of Bioceres. Since 2010, he has served as chairman at Campo Fertil S.A., Paynaken S.A., Aimará S.A., and vice-chairman at Coleufú. He is also the manager of Don Osvaldo, a family agricultural company in Córdoba, a position he has held since 1991. Hugo has a degree in agronomy from the National University of Rosario.

Guillermo Cabrini. Guillermo is an alternate director of Bioceres. He has served as the manager of La Madrugada since 2005, a family agricultural company. Guillermo has a degree in agricultural engineering from the National University of Rosario.

Carlos Popik. Carlos is an alternate director of Bioceres. Since 1998, he has been a member of the Board of Investment of Aqua Capital Partners, and since 1998 has been the owner and chairman of Popiquen S.A., a family agricultural company in Buenos Aires. Carlos was president of Monsanto in Argentina from 1991 to 2003, vice-chairman of Monsanto for Latin America from 1998 to 2003 and a member of the advisory council of Monsanto in the U.S. Carlos is also a former member of the advisory board for agribusiness at the University of San Andrés. Carlos has a MBA from Columbia University, a graduate degree in agricultural extension and a degree in agronomy from the National University of La Plata.

Board of Directors and Executive Officers

Under the Argentine corporate law and our bylaws, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to our executive officers. Our alternate directors replace regular board members in the event of a vacancy and they do so in the order of their appointments. Our Chief Executive Officer is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. Under our bylaws, our board of directors must consist of a minimum of three and a maximum of thirteen directors and an equal or smaller number of alternate directors. Currently, our board of directors consists of nine directors and seven alternate directors.

The board of directors is responsible for implementing any resolutions approved at the annual shareholders’ meetings and for fulfilling the assignments specifically entrusted to them by the shareholders. Under Argentine corporate law, directors must perform their duties with the loyalty and diligence of good businessmen. Directors are jointly and severally liable to the organization they represent, its shareholders and third parties for mismanagement, as defined in light of the criteria mentioned above, for violating any law, the corporate bylaws or rules, if any, and for any damage resulting from fraud, abuse of discretion or wrongdoing. Furthermore Argentine corporate law requires that directors shall: (1) never enter into a contract with the company, unless such contracts are related to the business of the company and are entered into on market conditions; (2) always inform the board of directors and the supervisory committee of the company of any conflict of interest in relation to a particular issue and refrain from participating in the discussion and voting on such issue; and (3) never participate in any activity that is in competition with the company.

Furthermore, the Argentine capital markets law No. 26,831, or Argentine Capital Markets Law, on the transparency of public offerings also imposes on directors the duties of loyalty and diligence in the exercise of their roles.

Corporate Governance Practices

Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers are permitted to follow home-country practices in lieu of Section 303A, except that such companies are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, foreign private issuers must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, such companies must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), such companies must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

Notwithstanding the home-country practices exemption available under the NYSE Listed Company Manual for foreign private issuers, we intend to comply with the corporate governance listing standards of the NYSE that would apply if we were a domestic issuer. Our board of directors is currently composed of five members who are considered independent and four members who are considered not independent under the NYSE listing standards.

Audit Committee

Under the NYSE rules applicable to corporate governance, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Manuel Alberto Sobrado, Cintia Guillermina Castagnino and Marcelo Adolfo Carrique. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE rules applicable to corporate governance. Our board of directors has determined that each of Manuel Alberto Sobrado, Cintia Guillermina Castagnino and Marcelo Adolfo Carrique is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE rules applicable to corporate governance.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Pursuant to the Argentine Capital Markets Law, the audit committee has the following rights and duties, among others: (1) issuing an opinion on the independence of potential candidates for independent accountant; (2) supervising the performance of internal controls and administrative and accounting systems; and (3) issuing an opinion regarding any related party transactions and other transactions that may result in conflicts of interest. The audit committee must also prepare an annual plan for the fiscal year and report on the plan to the board of directors and the supervisory committee.

Our board of directors will adopt a written charter for our audit committee, which will be available on our website at www.bioceres.com.ar upon the closing of this offering.

Compensation Committee

Our compensation committee consists of Marcelo Adolfo Carrique, Cintia Guillermina Castagnino and Manuel Alberto Sobrado. Our board of directors has determined that each of the members of our compensation committee is independent under the standards of the NYSE Listed Company Manual. Prior to this offering, our board of directors will adopt a compensation policy setting forth the responsibilities of the committee consistent with NYSE rules and applicable Argentine corporate law.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our website at www.bioceres.com.ar upon the closing of this offering. The charter will govern the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter will also describe the responsibilities of the committee with respect to its role as our nominating committee under the NYSE Listed Company Manual, including advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our Company.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Marcelo Adolfo Carrique, Cintia Guillermina Castagnino and Orlando Mario Aguilar, with Marcelo Adolfo Carrique serving as the committee’s chairman. Our board of directors has determined that each of the members of our nominating and corporate governance committee is independent under the standards of the NYSE Listed Company Manual. Our nominating and corporate governance committee will identify individuals qualified to become directors; recommend to our board of directors director nominees for each election of directors; develop and recommend to our board of directors criteria for selecting qualified director candidates; consider committee member qualifications, appointment and removal; recommend corporate governance guidelines applicable to us; and provide oversight in the evaluation of our board of directors and each committee. We believe that the functioning of our nominating and corporate governance committee complies with the applicable requirements of the NYSE.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be available on our website at www.bioceres.com.ar upon the closing of this offering.

Code of Ethics

We have adopted a code of ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions which will take effect upon the closing of the offering. A copy of that code will be available on our website at www.bioceres.com.ar upon the closing of this offering. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Supervisory Committee

Pursuant to Argentine corporate law, we are required to establish a supervisory committee (comisión fiscalizadora) composed only of lawyers, certified public accountants authorized to practice in Argentina and civil-law partnerships whose members are either lawyers or certified public accountants authorized to practice in Argentina. Our supervisory committee is separate from the committees of the board of directors and is composed of three members and three alternate members, none of whom are members of our board of directors. Both the members as well as the alternate members of the supervisory committee are appointed at a shareholders’ meeting for a three-year term.

The members of our supervisory committee are Humberto Domingo Santoni, Alberto Antonio Romano and Daniel Edmundo Juan Vigna and the alternate members are Carina Mariel Foglia, Pedro Figueroa Casas and Luis Antonio Gritti. Both the members and the alternate members of our supervisory committee were elected at our shareholders’ meeting held on December 17, 2014.

The principal rights and duties of the members of the supervisory committee under Argentine corporate law are: (1) to review corporate management by examining accounts and documents whenever convenient, but at least every three months; (2) to verify, at the same time and frequency, amount of securities on hand and compliance with obligations; (3) to attend, without voting, the annual shareholders’ meetings and meetings of the board of directors; (4) to summon extraordinary shareholders’ meetings, if deemed necessary, and regular and special shareholders’ meetings should the board of directors not summon them; (5) to submit to the shareholders’s meetings a written report regarding the economic and financial condition of the company and to render an opinion about the report, the balance sheet and the income statements of the company and (6) to analyze the written claims of shareholders representing no less than 2% of the outstanding capital stock. When conducting these activities, the supervisory committee is prohibited from controlling the operations and from assessing the fairness of the decisions made by directors. The supervisory committee has unlimited access to corporate documents and other documents and accounts and it has the right to solicit any information that it deems necessary in order to perform its duties.

Below is a brief account of the business experience of the persons appointed, or to be appointed, to serve as members and alternate members of our supervisory committee prior to the consummation of this offering:

Humberto Domingo Santoni. Humberto is a member of the supervisory committee of Bioceres. He is currently a partner at the Rosario-based accounting and auditing firm Vigna, Santoni & Associates, a position he has held since 1995. He also served as manager of the auditing department at Gamarra, Lattuca

& Associates (currently Deloitte & Co.) and served as an expert accountant for Rosario’s commercial and trade arbitration tribunal. Humberto graduated as a certified public accountant from the National University of Rosario.

Alberto Antonio Romano. Alberto is a member of the supervisory committee of Bioceres. Alberto is also the director of the corporate law department at the Austral University in Rosario. He is a founding partner of the Rosario-based law firm Romera, Ongay, Romano, Castellani & Figueroa Casa Abogados, a position he has held since 1998. He also serves as president of the Corporate Law Institute, as well as arbitrator at the Rosario Bar Association. Alberto has a doctorate in juridical sciences and a law degree from the Pontifical Catholic University of Argentina.

Daniel Edmundo Juan Vigna. Daniel is a member of the supervisory committee of Bioceres. He is currently a partner at the Rosario based accounting and auditing firm Vigna, Santoni & Associates, a position he has held since 1985. He is currently a member of the Tax and Pensions committee of the Rosario Board of Trade, and was a member of the Tax Committee at the Rural Society of Rosario. Daniel graduated as a certified public accountant from the National University of Rosario.

Carina Mariel Foglia. Carina is an alternate member of the supervisory committee of Bioceres. She is currently a partner at the Rosario based accounting and auditing firm Vigna, Santoni & Associates, a position she has held since 1985. She also serves as the head of practical training in the accounting at the University of Latin American Education Center since 2003. Carina graduated as a certified public accountant from the National University of Rosario.

Pedro Figueroa Casas. Pedro is an alternate member of the supervisory committee of Bioceres. He is a founding partner of the Rosario-based law firm Romera, Ongay, Romano, Castellani & Figueroa Casas Abogados, a position he has held since 1998.

Luis Antonio Gritti. Luis is an alternate member of the supervisory committee of Bioceres. He is currently a partner at the auditing and accounting firm Gritti & Associates, a position he has held since 1986. Luis graduated as a certified public accountant from the National University of Rosario.

Family Relationships

As of the date of this prospectus, there were no family relationships among the members of our executive officers and board of directors, other than that of Victor Trucco and Federico Trucco, who are father and son.

Compensation Policies

For the year ended December 31, 2014, we paid $0.7 million in compensation to our executive officers. During our annual ordinary shareholders’ meeting which was held April 24, 2015, the members of our board of directors waived their rights to compensation for the fiscal year ended 2014.

Executive Officers

The compensation of our executive officers, if consistent with our then-effective compensation policy, requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our then-effective compensation policy will also require shareholder approval.

Board of Directors

Under Argentine corporate law, if the compensation of the members of the board of directors is not established in the bylaws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the limits described above.

The compensation of our directors for each fiscal year is determined pursuant to Argentine corporate law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year results. Once the amount is determined, they are considered at the shareholders’ meeting.

Benefits upon Termination of Employment

Neither we nor our subsidiaries have entered into any agreement providing for benefits to any director upon termination of service.

Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Supervisory Committee

Our shareholders approved the creation of the audit, compensation, nominating and corporate governance, and supervisory committees for 2015 at our shareholders’ meeting held on December 17, 2014. The remuneration for members of these committees for 2015 will be determined by the shareholders at our shareholders’ meeting expected to be held in April 2016.

Equity Incentive Awards

On December 17, 2014, our shareholders approved the issuance of stock options exercisable in respect of up to 632,000 ordinary shares and stock grants of up to 632,000 ordinary shares (the “Equity Incentive Awards”). Stock options with respect to 464,520 ordinary shares have been issued as of the date hereof. We anticipate that the stock grants will be issued over time, although as of the date of this prospectus none have been issued. The stock option awards are governed pursuant to a form option award agreement which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. We believe that the Equity Incentive Awards will promote our long-term growth and profitability by (1) providing key people with incentives to improve shareholder value and to contribute to our growth and financial success through their future services, and (2) enabling us to attract, retain and reward the best available personnel.

Eligibility. Certain members of our board of directors, management and other critical personnel are eligible for Equity Incentive Awards. Awards that are directed to members of the compensation committee of the Equity Incentive Awards require approval by our board of directors.

Administration. The Equity Incentive Awards approved by the shareholders are administered by the compensation committee consisting of three members of our board of directors, appointed yearly by our board of directors. The committee has authority to grant the Equity Incentive Awards and to take any actions deemed necessary or advisable in connection therewith, including without limitation the authority to appoint the beneficiaries, determine the amount of options or shares to be granted, amend the terms and conditions of the Equity Incentive Awards, determine the price and timeframe for the exercise of the stock options and determine the issuance of stock grants and settling disputes involving the Equity Incentive Awards.

In the event that we withdraw our shares from public offering, the awards already granted will remain in effect.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties. We also engage in other transactions with related parties that we do not perceive as material.

Corporate Services Agreements

In connection with the operation of our businesses, Bioceres S.A. typically enters into services agreements with each of Bioceres Semillas, INMET and INDEAR. Below is a summary of these standard services agreements.

Term. Each contract term runs for a period of two years from the date of effectiveness. Once the initial two-year term is reached, the parties can agree to extend the term of the original contract for another two years, and can do so indefinitely. The contracts between Bioceres and each of Bioceres Semillas, INDEAR and INMET were renewed in January 2015 for another two-year period.

Services. Each contract typically covers day-to-day operations and services, including administrative services, human resources, accounting, financial operations, supervision of personnel, as well as compliance with laws and regulations.

Compensation. In return for the services provided by Bioceres, each counterparty must pay Bioceres an amount equal to, in the case of INMET 10% of general and administrative costs incurred by Bioceres, and in the case of each INDEAR and Bioceres Semillas 30% of such costs. These fees are invoiced on a quarterly basis.

Intellectual Property. Under each contract, Bioceres will gain ownership over all intellectual property rights that arise from services rendered. The intellectual property rights include, but are not limited to, patents, trademarks, plant variety rights, trade secrets and know how.

Confidentiality. The parties have agreed to keep the terms of each contract confidential, subject to certain exceptions, during the term of the contract and for a period of ten years after termination of the contract.

Indemnification. Bioceres has agreed to indemnify each counterparty for any liability that arises out of the performance of the services under each contract.

Research and Development Services Agreements

In connection with our research and development services, Bioceres, Bioceres Semillas and INMET typically enter into agreements with INDEAR providing for research and development services. Below is a summary of technology sourcing and product development contracts entered into between INDEAR and each of Bioceres, Bioceres Semillas and INMET.

Term. Each contract term runs for a period of two years from the date of effectiveness. Once the initial two year term is reached, the parties can agree to extend the term of the original contract for another two years, and can do so indefinitely. The contracts between INDEAR and each of Bioceres, Bioceres Semillas and INMET were renewed in January 2015 for another two-year period.

Services. INDEAR will provide research and development services.

Termination. INDEAR’s counterparty can terminate the research and development services contract at any time at its discretion upon 30 days’ written notice. INDEAR will receive payment for services rendered until the termination of the contract by the counterparty. Further, INDEAR’s failure to perform any of its obligations under the contract gives the contracting party the unilateral right to terminate and requires INDEAR to return all payments received under the applicable contract.

Compensation. In return for the research and development services provided by INDEAR, each counterparty will pay a sum equal to the costs of the services rendered plus 15% of such amount. These fees will be calculated in accordance with an itemized schedule and are invoiced on a quarterly basis.

Intellectual Property. Under each contract, INDEAR’s counterparties will gain ownership over all intellectual property rights that arise from services rendered. The intellectual property rights include, but are not limited to, patents, trademarks, plant variety rights, trade secrets, and any intellectual property rights that arise out of the research and development services.

Confidentiality. The parties have agreed to keep the terms of the contract confidential, subject to certain exceptions, during the term of the contract and for a period of five years after effectiveness and/or termination of the contract.

Indemnification. INDEAR has agreed to indemnify each of the counterparties for any liability that arises out of the performance of its research and development services.

Office and Laboratory Services Agreements

In connection with our day-to-day operations, Bioceres, Bioceres Semillas and INMET typically enter into agreements with INDEAR for the provision of office and laboratory services. Below is a summary of the office and laboratory services agreements between INDEAR and each of Bioceres, Bioceres Semillas and INMET.

Term. Each contract term runs for a period of two years from the date of effectiveness. Once the initial two year term is reached, the parties can agree to extend the term of the original contract for another two years, and can do so indefinitely. The contracts between INDEAR and each of Bioceres, Bioceres Semillas and INMET were renewed in January 2015 for another two-year period.

Services. Each contract covers administrative expenses related to each counterparty’s use of INDEAR’s office and laboratory space.

Compensation. In return for the office and laboratory services provided by INDEAR, each counterparty will pay INDEAR an amount equal to the costs of the office services rendered. These fees are invoiced on a quarterly basis.

Trigall Genetics S.A. Loan Facility Agreement

In December 2013, Bioceres, Inc., a subsidiary of Bioceres S.A., entered into a revolving loan facility agreement with Trigall Genetics, as the borrower, acting as a joint lender with Florimond Desprez for a period of seven years ending on December 2020, up to a maximum amount of $6 million. Responsibility for funding amounts drawn under facility is apportioned proportionally between Bioceres Inc. and Florimond Desprez up to $3 million, respectively. The aggregate amount outstanding under the loan owed to Bioceres Inc. as of December 31, 2014 amounted to $1.1 million Trigall Genetics has no obligation to pay any interest on amounts owing under the facility.

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with each of our directors and executive officers, and we intend to purchase prior to the closing of the offering a policy of directors’ and officers’ liability insurance that will insure our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Policies and Procedures Regarding Related Party Transactions, and Director Independence

Our board of directors has adopted a code of ethics to take effect upon the consummation of this offering that will provide that our board of directors or its authorized committee will periodically review all related party transactions and, when appropriate, initially authorize or ratify all such transactions. In the event that our board of directors or its authorized committee considers ratification of a related party transaction and determines not to so ratify, the code of ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

In reviewing all related party transactions, the board of directors or its authorized committee will consider the NYSE’s and the CNV’s governance standards related to independence determinations.

Based on the foregoing, most recently, the board determined that the following directors are independent under applicable NYSE standards: Marcelo Adolfo Carrique, Cintia Guillermina Castagnino, Orlando Mario Aguilar, Manuel Alberto Sobrado and Jorge Alberto Maurino. The board also determined that the following directors are not independent under the applicable NYSE standards: Victor Hugo Trucco, Rogelio Juan Fogante, Aimar Dimo and Federico Trucco. We also describe below certain other transactions with our directors, executive officers and stockholders.

Furthermore, the shareholders meetings held on December 17, 2014 and April 24, 2015 determined that the following directors are independent under applicable CNV rules: Marcelo Adolfo Carrique, Cintia Guillermina Castagnino, Orlando Mario Aguilar, Rogelio Juan Fogante, Aimar Dimo, Manuel Alberto Sobrado and Jorge Alberto Maurino. The shareholders meetings held on December 17, 2014 and April 24, 2015 also determined that Federico Trucco and Victor Hugo Trucco are not independent under the applicable CNV rules.

Produsem S.A.

In the three years ended in December 31, 2014, our subsidiary, Bioceres Semillas, sold seed products to Produsem S.A., an entity that is 92.2% indirectly owned by one of our directors, Mr. Aimar Dimo, in addition to the 2% directly owned by his wife, and for which he serves as president. The total aggregate amount we invoiced to Produsem S.A. in connection with seed sales during the three years ended December 31, 2014 amounted to $1.5 million.

Agrosudeste S.A.

In the three years ended in December 31, 2014, our subsidiary, Bioceres Semillas, sold seed products to Agrosudeste S.A., an entity 70% owned by one of our directors, Mr. Rogelio Juan Fogante, and for which he serves as president. The total aggregate amount we invoiced to Agrosudeste S.A. in connection with seed sales during the three years ended December 31, 2014 amounted to $2.4 million.

Indemnification Agreement

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the director or officer will be indemnified by us to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of our company and against amounts paid or incurred by him or her in the settlement thereof. The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to us or our shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares, including shares in the form of ADSs, as of December 31, 2014 and after this offering by:

•	each of our directors, executive officers and members of the supervisory committee individually; and
•	all of our directors, executive officers and members of the supervisory committee as a group.

No person or entity is known by us to own beneficially more than 5% of our outstanding shares. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the date hereof. The percentage of shares beneficially owned prior to the offering is based on 12,822,150 ordinary shares outstanding as of the date of this prospectus. The percentage of beneficial ownership of our ordinary shares after the offering is based on ordinary shares outstanding after the offering. On December 17, 2014, our shareholders approved a 50-for-1 stock split of our ordinary shares effective upon the completion of the offering. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

As of December 31, 2014, we had four holders of record of our ordinary shares in the United States representing 0.72% of our outstanding ordinary shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital—Bylaws—Voting Rights.” Neither our principal shareholders nor our directors and executive officers have different or special voting rights.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, each shareholder’s address is c/o Bioceres S.A., Ocampo 210 bis, Predio CCT, Rosario, Santa Fe, Argentina.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering (Assuming No Exercise of the Over-Allotment Option)		Shares Beneficially Owned After Offering (Assuming Full Exercise of the Over-Allotment Option)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
Directors and Executive Officers
Federico Trucco(1)	52,550	*
Andrés Vacarezza(2)	—	—
Claudio Dunan(3)	58,400	*
Gloria Montaron Estrada(4)	—	—
Gerónimo Watson(5)	56,100	*
Martin Vazquez(6)	5,350	*
Victor Hugo Trucco	—	—
Marcelo Adolfo Carrique(7)	144,000	1.12%
Cintia Guillermina Castagnino(8)	92,800	1.08%
Orlando Mario Aguilar	1,000	*
Manuel Alberto Sobrado	—	—
Rogelio Juan Fogante(9)	163,550	1.28%
Aimar Dimo(10)	386,400	3.06%
Gustavo Fabián Grobocopatel	163,200	1.27%
Matías Hugo Kugler	28,800	*
Jorge Joaquín Romagnoli	91,950	*
Ignacio Lartirigoyen	56,250	*

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering (Assuming No Exercise of the Over-Allotment Option)		Shares Beneficially Owned After Offering (Assuming Full Exercise of the Over-Allotment Option)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
Hugo Osvaldo Ghio	72,000	*
Guillermo Cabrini	220,800	1.72%
Carlos Popik	120,000	*
Jorge Alberto Maurino	—	—
Supervisory Committee Members and Alternates
Humberto Domingo Santoni	—	—
Alberto Antonio Romano	—	—
Daniel Edmundo Juan Vigna	—	—
Carina Mariel Foglia	—	—
Pedro Figueroa Casas	—	—
Luis Antonio Gritti	—	—
Principal Shareholders
Villpen Corp S.A.	576,000	4.49%
Juan Carlos Bachiochi Rojas	349,250	2.72%
YPF S.A	304,450	2.37%
Nuevo Banco de Santa Fe	252,650	1.97%
La Celina	238,750	1.86%
All other shareholders as a group (303 shareholders)	11,101,050	86.59%

Notes:—

*Represents beneficial ownership of less than 1%.

(1)Does not include 120,080 stock options, exercisable as of April 1, 2017 at a price of $15.85, with no expiration.

(2)Does not include 60,040 stock options, exercisable as of April 1, 2017 at a price of $15.85, with no expiration.

(3)Does not include 25,280 stock options, exercisable as of April 1, 2017 at a price of $15.85, with no expiration.

(4)Does not include 50,560 stock options, exercisable as of April 1, 2017 at a price of $15.85, with no expiration.

(5)Does not include 60,040 stock options, exercisable as of April 1, 2017 at a price of $15.85, with no expiration.

(6)Does not include 31,600 stock options, exercisable as of April 1, 2017 at a price of $15.85, with no expiration.

(7)Includes 144,000 shares held by Espartina S.A.

(8)Includes 32,800 ordinary shares held by Cintia Castagnino and includes 60,000 ordinary shares held by Juan Carlos Peiretti, Cintia Castagnino’s spouse.

(9)Shares held by Agrosudeste S.A.

(10)Includes 57,600 ordinary shares held by Santa Angelina S.A. and includes 176,050 ordinary shares held by Maria Fernanda Castelani, Aimar Dimo’s spouse.

Shareholders’ Agreement

On April 10, 2014, certain of our current shareholders, whom we refer to as the syndicated shareholders, entered into a shareholders’ agreement (Convenio de Accionistas), or Shareholders’ Agreement. The Shareholders’ Agreement sets forth the commitment of the syndicated shareholders to syndicate their voting rights in our shareholders’ meetings in accordance with the decisions taken in the meetings of the syndicated shareholders. The Shareholders’ Agreement also restricts the ability of the syndicated shareholders to transfer and/or establish liens over their shares. In particular, syndicated shareholders who hold at least 3% of our outstanding share capital must require any potential purchaser of all or part of its shares to also offer to purchase the ordinary shares held by the other syndicated shareholders in the potential purchase in the same proportion, and subject to the same terms and conditions as those offered to the selling shareholder. Additionally, the syndicated shareholders may not establish any liens, encumbrances or other rights in favor of third-parties that could adversely impact the rights of the other shareholders under the Shareholders’ Agreement. The Shareholders’ Agreement will terminate upon the effectiveness of this registration statement and the public offering authorization of our ordinary shares by the CNV.

DESCRIPTION OF SHARE CAPITAL

Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our bylaws, Argentine corporate law and certain related laws and regulations of Argentina, all as in effect as at the date of this prospectus. The following summary description of our share capital does not purport to be complete and is qualified in its entirety by reference to our bylaws, Argentine corporate law and the provisions of other applicable Argentine laws and regulations, including the CNV and the MERVAL rules.

Share Capital

We are a stock corporation (sociedad anónima) duly incorporated under the laws of Argentina on December 12, 2001 for a 50-year period and registered with the Public Registry of Commerce of the City of Rosario, Santa Fe Province on April 11, 2002, under No. 106 of Volume 83, Page 167 of Sociedades Anónimas.

Our share capital as of December 31, 2014 consisted of AR$25,264,300 represented by 12,632,150 ordinary, book-entry shares, with a par value of AR$2 each and the right to one vote per share. Under our bylaws, all shares will be ordinary, book-entry form, with a par value of AR$2 per share and each entitled to one vote.

All outstanding shares are fully paid as of the date of this prospectus. Our issued share capital has increased during the three years under review. On April 19, 2012, we issued 12,632 ordinary book-entry shares, with a par value of AR$100 each and the right to one vote per share, increasing the total amount of ordinary book-entry shares issued to 252,643. On December 17, 2014, our shareholders: (i) authorized a capital increase issuing up to 3,800 new ordinary book-entry shares, with a par value of AR$100 each and the right to one vote per share and (ii) approved a 50-for-1 stock split of our ordinary shares effective upon completion of the offering. On December 17, 2014, our shareholders authorized an additional capital increase issuing up to 12,000,000 new ordinary book-entry shares, with a par value of AR$2 each and the right to one vote per share, which includes shares for the possible over-allotment of this offering.

Bylaws

Corporate Purpose

Our bylaws provide that the corporate purpose of Bioceres S.A. is to participate in agricultural activities, such as the commercialization, production, multiplication, licensing, purchase, sale, importation, exportation and distribution of seeds, germplasm, and other resources and technologies related to bio-engineering, among others, as well as engage in any activity related to the research, development, production and administration of biotechnology and agricultural projects; to participate in industrial activities, including research, development, and production of synthetic biotechnology and metabolic engineering, as well as the selection, identification, multiplication, commercialization, import and export of these organisms and products; to provide services, such as research and development of biotechnological platforms in all of its fields of application, legal, administrative, accounting, and other services related to the biotechnology industry; invest in national or foreign companies, private or partially state-owned; to subscribe, acquire or transfer shares, interest or securities, to form subsidiaries, merge, change of corporate form, restructuring or any kind of business combination with other companies, national or foreign; to provide guarantees to third parties; to invest in certificates of deposit in financial institutions and other financial instruments, such as private or public securities, certificates of investment in financial trusts or mutual funds; to invest in any kind of movable or real estate property, in biotechnology assets or in technologies related to food, health and/or agriculture and farming.

Shareholders’ Liability

Shareholders’ liability for the losses of a company is limited to their respective shareholding in the company. Under Argentine corporate law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulation, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under Argentine corporate law, but only if the transaction would not have been validly approved without such shareholder’s vote. See also “Risk Factors—Risks Related to Our ADSs and the Offering—Our shareholders may be subject to liability for certain votes of their securities under Argentine law.”

Voting Rights

Under our bylaws, each ordinary share entitles the holder thereof to one vote at any meeting of our shareholders. Under Argentine corporate law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with, or are different from, that of the company. In the event that such shareholder votes on such resolution, and the relevant resolution would not have been approved without the shareholder’s vote, the resolution may be declared void by a court and the shareholder may be held liable for damages to the company, other shareholders and third parties.

Argentine corporate law allows for cumulative voting to elect up to one third of vacant board positions. The remaining positions are elected using a plurality voting system. In accordance with Argentine corporate law, so long as we remain an entity authorized to publicly offer our shares, we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share.

Registration Requirements of Foreign Companies Holding Ordinary Shares Directly

Under Argentine law, foreign companies that hold shares directly (and not in the form of ADSs) in an Argentine company must register with the public registry of commerce to exercise certain shareholder rights, including voting rights. In order to register with the public registry of commerce, the foreign company must: (1) file its corporate and accounting documents so as to show that it is not a special purpose vehicle organized solely to conduct business in Argentina, (2) verify that it is able to conduct business in its place of incorporation and (3) meet certain foreign asset requirements.

Redemption and Appraisal Rights

Our ordinary shares may be redeemed in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders’ meeting. Any shares so redeemed must be canceled by us.

Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the dissolution prior to the expiration of the corporate term, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancelation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. Appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the ADS Depositary with respect to our ordinary shares represented by ADSs.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our shares or to continue following a mandatory delisting, in which case the payment period is reduced to 60 days from the date of the relevant resolution.

Preemptive and Accretion Rights

Under Argentine corporate law, in the event of a capital increase, a holder of existing ordinary shares of a given class has a preemptive right to subscribe for a number of shares of the same class, so that the holder may maintain the same proportion of shares in that class. In addition, shareholders are entitled to accretion rights to subscribe on a pro rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties. In order to facilitate this offering, certain of our shareholders have assigned their preemptive and accretion rights to the international underwriters.

Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Additionally, Argentine corporate law permits shareholders at a special shareholders’ meeting to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of our company requires such action and, additionally, under the following specific conditions: the issuance is expressly included in the list of matters to be addressed at the shareholders’ meeting; and the shares to be issued are to be paid in-kind or in exchange for payment under preexisting obligations.

Furthermore, Article 12 of the Negotiable Obligations Law permits shareholders at a special shareholders’ meeting to suspend preemptive subscription rights for the subscription of convertible bonds under the conditions described above. Preemptive rights may also be eliminated by resolution of the shareholders with the affirmative vote of at least 50% of the outstanding share capital with a right to exercise such preemptive rights, so long as votes against such resolution do not represent 5% or more of the share capital. This provision on elimination also applies to the issuance of warrants over shares of capital stock or other securities convertible into capital stock.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available.

In the case of companies admitted to the public offering regime, preemptive rights are exercisable during the 10 days following the last publication of notice to the shareholders in the Official Bulletin of the Province of Santa Fe, or the applicable newspaper for legal notices and an Argentine newspaper of wide circulation.

Liquidation Rights

In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed first among our holders of preferred shares as per the terms of such preferred shares, if any. If any surplus remains, it will be proportionally distributed among holders of our ordinary shares.

Form and Transfer of Shares

Our current share capital is represented by book-entry shares. The registry for our shares is maintained by Caja de Valores S.A. in Argentina. Only those persons whose names appear on such share registry are recognized as owners of our common shares. Transfers, encumbrances and liens on our shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration takes place.

Shareholders’ Meetings

Shareholders’ meetings may be ordinary or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of Argentine corporate law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and supervisory committee and election and remuneration of directors and members of the supervisory committee. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the supervisory committee, and capital increases without limit, according to our bylaws.

In addition, under the provisions of section 71 of the Argentine Capital Markets Law and due to our being a company authorized to publicly offer our shares, the ordinary shareholders’ meeting is to undertake (i) the transfer or encumbrance of all or a substantial part of our assets, other than in the ordinary course of business; and (ii) the execution of an administration or management agreement as it relates to our business and/or assets. The same applies to the approval of any other agreement pursuant to which the assets or services received by us are paid for, totally or partially, with a percentage of our income, results or profits, if such amount is substantial as it relates to our business or assets.

Extraordinary shareholders’ meetings may be convened at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws; reduction and reimbursement of capital; redemption, reimbursement and amortization of shares; merger, transformation and dissolution of the company; appointment, removal and remuneration of liquidators; division; examination of accounts and any other matters related to management during the liquidation of the corporation, which may require a final approving resolution; limitation or suspension of preemptive rights pursuant to Section 197 of Argentine corporate law; issue of debentures and their conversion into shares; and issue of bonds.

Argentine corporate law provides that shareholders’ meetings may be called by our board of directors or by our supervisory committee or at the request of the holders of shares representing no less than 5% of the common shares. Any meetings called at the request of shareholders must be held within 30 days after the request is made. Any shareholder may appoint any person as its duly authorized representative at a shareholders’ meeting, by granting a proxy.

Notice of shareholders’ meetings must be published for five days in the Official Bulletin of the Province of Santa Fe, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such first call for the meeting, a notice for a second call for the meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second call for the meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second call for the meeting to be held on the same day as the first call. Shareholders’ meetings may be validly held without notice if all shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of such shares.

According to our bylaws, shareholders’ meetings may be conducted via electronic means.

Under Argentine corporate law and our bylaws, quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first call for the meeting, a second call for the meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, an extraordinary meeting following a second call may be held with the presence of any number of shares entitled to vote.

However, pursuant to Argentine corporate law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: advanced winding-up of the company, transfer of the domicile of the company outside of Argentina, fundamental change to the purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in capital; and a merger or a spin-off, when our company will not be the surviving company.

Election of Directors, Quorum and Resolutions

Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than thirteen. Any director so appointed will serve for up to three fiscal years and shall remain in its office until replaced.

Under to our bylaws, quorum for board meetings is the majority of board members, and any action may be taken by the affirmative vote of an absolute majority of those present that are entitled to vote on such action, having the president double vote in the event of a tie.

End of Fiscal Year

Our fiscal year ends on December 31 of each year.

Share Capital of our Subsidiaries

We own 96% of the equity interest and 98.82% of the voting rights of Instituto de Agrobiotecnología Rosario S.A., or INDEAR.

We own 82.46% of the equity interest and 93.84% of the voting rights of Bioceres Semillas S.A.

We own 30% of the equity interest and voting rights of Ingeniería Metabólica S.A., or INMET. In addition, through INDEAR, we indirectly own 28.8% of the equity interest and voting rights of INMET.

We own 50% of the equity interest and voting rights of Semya S.A.

We own 100% of the equity interest and voting rights of Bioceres Inc. Through Bioceres Inc., we indirectly owns 50% of the share capital and voting rights of Verdeca LLC, and 50% of the equity interest and voting rights of Trigall Genetics S.A.

Antitakeover Measures under Argentine Law

Argentine securities law provides for a compulsory takeover bid, known as mandatory tender offer, in the event of change of control or acquisition of a significant shareholding. Under Argentine securities law and regulations, any group or individual that directly or indirectly seeks to acquire an amount of voting shares of a company, including rights to subscribe to such shares or options to acquire such shares, that could result in substantial participation rights with respect to the capital and/or voting rights of such company, is required, prior to the acquisition and within 10 days of seeking to acquire such company, to publish a mandatory tender offer. The acquisition of shares representing at least 15% of the capital and/or voting rights triggers the obligation to make a bid for at least 50% of the capital and voting rights of the company. The acquisition of shares representing 50% or more of the capital and/or voting rights triggers the obligation to make a bid for 100% of the capital and voting rights of the company.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of           ordinary shares, deposited with the Buenos Aires, Argentina office of Deutsche Bank S.A., as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

We have applied to list our ADSs in the United States on the NYSE under the symbol “         ”. We have applied to list our ordinary shares in Argentina on MERVAL.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Argentine law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date, which will be as close as practicable to the record date for our ordinary shares, set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.
•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.
•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to exemptions under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-Up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s principal office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of the deposit agreement, the provisions of our constituent documents, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of the deposit agreement, the provisions of our constituent documents, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of the deposit agreement, the provisions of our constituent documents, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practicable, subject to applicable law, the provisions of the deposit agreement, the provisions of our constituent documents, and the provisions of or governing the deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely request the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the ordinary shares or deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, such ordinary shares or deposited securities shall not be voted.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Argentine law, regulations issued by the CNV, any applicable law of the United States of America, our constituent documents, any resolutions of our Board of Directors adopted pursuant to such constituent documents, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, (b) be bound by and subject to applicable provisions of the laws of Argentina, regulations issued by the CNV, our constituent documents, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Compliance with Argentine Law

ADS holders and beneficial owners shall comply with the obligations that shareholders have in Argentina including, without limitation, certain shareholding disclosure requirements included in the regulations issued by the CNV. Applicable laws and regulations may require ADS holders and beneficial owners to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. ADS holders and beneficial owners are solely responsible for determining and complying with such reporting requirements and obtaining such approvals. ADS holders and beneficial owners shall provide us information related to their shareholdings which, we may request from time to time under Argentine laws, including, without limitation, the regulations issued by the CNV.

Ownership Restrictions

ADS holders and beneficial owners shall comply with any limitations on ownership of ordinary shares under our constituent documents or applicable Argentine law as if they held the number of shares their ADSs represent. We shall inform ADS holders, beneficial owners and the depositary of any such ownership restrictions in place from time to time.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to share dividends or other free distributions of shares, bonus distributions, share splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Annual fee for depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Argentina (i.e., upon deposit and withdrawal of ordinary shares).
•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may apply these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. You may be required from time to time, and in a timely manner, to file such proof of taxpayer status, residence and beneficial ownership (as applicable), to execute such certificates and to make such representations and warranties, or to provide any other information or documents, as the depositary may deem necessary or proper to fulfill the its obligations under applicable law. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws, and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its principal office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to our company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;
•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Argentina or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);
•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our constituent documents or provisions of or governing deposited securities;
•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information including, without limitation, in determining if a proposed distribution, action or transaction is lawful;
•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;
•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;
•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;
•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS; and
•	are not liable for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we agree to indemnify the depositary under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;
•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and
•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;
•	when you owe money to pay fees, taxes and similar charges;
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or
•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or
•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary, unless otherwise agreed with or instructed by us, to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our shares. No prediction can be made as to the effect, if any, future sales of shares, or the availability of our shares for future sales, will have on the market price of our shares prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our shares in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our shares. These factors also could make it more difficult for us to raise funds through future offerings of our shares.

Eligibility of Restricted Shares for Sale in the U.S. Public Market

As a result of the lock-up agreements described below, the following indicates approximately when the           ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the U.S. public market, under the provisions of Rule 144:

•	on the date of this prospectus, shares, or % of our outstanding shares before this offering, will be eligible for resale, none of which are subject to volume, manner of sale and other limitations under Rule 144; and
•	180 days after the date of this prospectus, the remaining shares will be eligible for resale, certain of which shares held by our affiliates, such as our officers and directors, will be subject to volume, manner of sale and other limitations under Rule 144.

Lock-Up Agreements

We and our executive officers, directors, and certain of our shareholders holding collectively 88% of our outstanding ordinary shares, as of May 15, 2014, have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus, subject to certain exceptions. Piper Jaffray has agreed not to provide its consent to any waiver of these agreements without the prior consent of Itaú. After the expiration of the 180 day period, the ordinary shares held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. Additionally, we and our executive officers, directors, and certain of our shareholders holding collectively 88% of our outstanding ordinary shares, as of May 15, 2015, have assigned our preemptive rights to the international underwriters to subscribe for           ordinary shares with respect to the capital increase in connection with this offering.

Rule 144

In general, under Rule 144 of the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares, as represented by ADS, on NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Equity Incentive Awards

See “Management—Equity Incentive Awards.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You are urged to consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our ordinary shares that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Argentine Tax Considerations

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this prospectus, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this prospectus will agree with this interpretation. Holders should carefully read “Risk Factors—Risks Related to Our ADSs and the Offering—Changes in the Argentine tax laws may adversely affect the tax treatment of our ordinary shares or ADSs” and consult their tax advisors regarding the tax treatment of our ordinary shares and ADSs.

Taxation on dividends

According to Law No. 26,893, dividends distributed, whether in cash, property or any other kind – except in fully paid shares (acciones liberadas) – are subject to an income tax withholding, or the Dividend Tax, at a 10% rate on the amount of such dividends, in respect of both Argentine and non-Argentine resident shareholders. However, if dividends are distributed to Argentine companies, no Dividend Tax should apply.

Dividends paid in excess of the Taxable Accumulated Income, as defined below, at the previous fiscal period will be also subject to an additional withholding tax, or the Equalization Tax, at the rate of 35% applicable on such excess and regarding both Argentine and non-Argentine resident shareholders. Equalization Tax is applicable when dividends distributed are greater than the income determined according to the application of the Argentine income tax law, accumulated at the fiscal year immediately preceding the year on which the distribution is made, referred to as Taxable Accumulated Income.

The Dividend Tax and the Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend. In case both the Dividend Tax and the Equalization Tax apply, the latter should be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e., on the existing amount of dividends after the Equalization Tax has been deducted from the gross dividend amount).

Following the amendments made by Law 26,893 and its implementing Decree 2334/13, the tax treatment applicable to dividends obtained by Argentine and non-Argentine beneficiaries as a result of the holding of ADSs is open to interpretation. Therefore, holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from any profit distributions we may make not only on our ordinary shares but also on the ADSs.

Capital gains

The results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax, regardless of the type of beneficiary who obtains the income.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income.

Due to the recent amendments made to the Argentine income tax law, income derived by Argentine resident individuals from the sale of shares and other securities is subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The implementing Decree 2334/2013 introduced a provision stating that the exemption includes income derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV.

It is not clear whether the term “includes” (as used in the implementing Decree 2334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.

Capital gains obtained by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of shares would be subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares by non-Argentine residents or non-Argentine individuals is subject to Argentine income tax at a rate of 15% either (1) on the net amount resulting from the deduction of the gross profit paid or credited, the expenses incurred in Argentina necessary for its obtaining, maintenance and conservation, as well as the deductions admitted by the Argentine income tax law or (2) on the net presumed income provided by the Income Tax Law for this type of transaction (i.e. 90%), which results in an effective rate of 13.5% of the sales price. There is currently no regulation under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. However, as of the date of this prospectus, no regulations have been issued stipulating the withholding and payment mechanism that the non-resident buyer should follow.

Following the amendments made by Law No. 26,893, and its implementing Decree 2334/13, the tax treatment applicable to income obtained by non-Argentine resident beneficiaries from the sale of ADSs is open to interpretation. Additionally, should sale of ADSs take place between non-Argentine parties and such sale were deemed to give rise to Argentine source income, as of the date of this prospectus no regulations have been issued yet regarding the mechanism through which payment would be effectuated to satisfy such obligation. Therefore, holders of our ordinary shares or ADS are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of not only our ordinary shares but also the ADSs.

Personal assets tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.5% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Value added tax

The sale, exchange or other disposition of our shares and ADSs, and the distribution of dividends in connection therewith are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit while taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income. Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and on their own behalf, the application of this tax is restricted only to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their taxable assets, to the extent it exceeds in the aggregate an amount of AR$200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following 10 fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Turnover tax

In addition, gross turnover tax could be applicable to Argentine residents on the transfer of shares and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the perception of dividends are exempt from gross turnover tax. Holders of our ordinary shares or ADSs are encouraged to consult a tax advisor as to the particular Argentine gross turnover tax consequences derived from holding and disposing of our ordinary shares or ADS.

Stamp taxes

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our shares. The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below). This summary deals only with initial purchasers of our ADSs or ordinary shares that are U.S. Holders that will hold our ADSs or ordinary shares as capital assets. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described in this prospectus will have on, the acquisition, ownership or disposition of our ADSs or ordinary shares by particular investors, including consequences under the alternative minimum tax or the Medicare tax on net investment income, and does not address state, local, non-U.S. or other tax laws. This summary also does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the total combined voting power of Bioceres, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold our ADSs or ordinary shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding our ADSs or ordinary shares in connection with a trade or business conducted outside of the United States, U.S. expatriates or investors whose functional currency is not the U.S. dollar).

The term “U.S. Holder” means a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States or any State thereof, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or ordinary shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of our ADSs or ordinary shares by the partnership.

Except as otherwise noted, this summary assumes that we are not and will not become a “passive foreign investment company” for U.S. federal income tax purposes (a “PFIC”). However, our status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders, as described below.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date of this prospectus and all subject to change at any time, possibly with retroactive effect.

ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR ADSS OR ORDINARY SHARES, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

In general, for U.S. federal income tax purposes, U.S. Holders that are beneficial owners of our ADSs should be treated as the beneficial owners of our ordinary shares represented by those ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to U.S. federal income tax.

Dividends

General

We do not anticipate making any distributions on our ordinary shares, including in the form of ADSs, in the foreseeable future. If we were to make a distribution, then to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Argentine withholding tax paid by us with respect thereto, it generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs or ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by us with respect to our ordinary shares represented by the ADSs or ordinary shares will be reported as ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. Holders (including individuals) with respect to our ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends received by U.S. Holders on ordinary shares will not be treated as “qualified dividend income”. Dividends paid on our ADSs should be treated as qualified dividend income if (1) our ADSs are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which the Company has applied for the ADSs (but not the ordinary shares) to be listed) and (2) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance issued by the IRS, our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that our ADSs will be or remain readily tradable under future guidance. See below for a discussion of the PFIC rules. U.S. Holders should consult their own tax advisors regarding the availability of the preferential dividend tax rate.

Dividends paid in Argentine pesos (or other non-U.S. currency) will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the ADS Depositary or, in the case of ordinary shares, the U.S. Holder, regardless of whether the pesos (or other non-U.S. currency) are in fact converted to U.S. dollars at that time. If dividends paid in Argentine pesos (or other non-U.S. currency) are converted into U.S. dollars on the day they are received by the ADS Depositary or, in the case of ordinary shares, the U.S. Holder, U.S. Holders should not be required to recognize exchange gain or loss in respect of the conversion transaction relating to such dividend income. Gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is received by the ADS Depositary or, in the case of ordinary shares, the U.S. Holder, through the date such payment is converted into U.S. dollars (or otherwise disposed of) should be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the tax treatment of such exchange gain or loss.

Effect of Argentine Withholding Taxes

As discussed in “Taxation—Material Argentine Tax Considerations—Taxation on dividends,” under current law, payments of dividends by us to non-Argentine investors are subject to a 10% Argentine withholding tax. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Argentine taxes withheld by us, and as then having paid over the withheld taxes to the Argentine taxing authorities. As a result, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder. U.S. Holders are encouraged to consult their tax advisors regarding the proper reporting of such dividend income and any Argentine foreign tax credits relating thereto to which they may be entitled.

A U.S. Holder generally will be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Argentine income taxes withheld by us. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on our ordinary shares, including ordinary shares represented by the ADSs. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, U.S. Holders should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to our ordinary shares, including ordinary shares represented by ADSs could be affected by future action taken by the IRS.

Sale or Other Disposition

Upon a sale or other disposition of our ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized (including the gross amount of the proceeds of the sale or other disposition before the deduction of Argentine tax) on the sale or other disposition and the U.S. Holder’s adjusted tax basis in our ADSs or ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our ADSs or ordinary shares exceeds one year. Any gain or loss generally will be U.S. source.

As discussed in “Taxation—Material Argentine Tax Considerations—Capital gains,” under current law gains derived by non-Argentine investors from the sale or other disposition of our ADSs or ordinary shares may be subject to Argentine income tax. If Argentine income tax is imposed on the seller due to the sale or other disposition of our ADSs or ordinary shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of such sale or other disposition before deduction of the Argentine income tax on such capital gain. The availability of U.S. foreign tax credits for these Argentine taxes is subject to various limitations and involves the application of rules that depend on a U.S. Holder’s particular circumstances. Prospective purchasers are urged to consult their tax advisers as to the availability of and limitations on any foreign tax credit with respect to this Argentine income tax.

Passive Foreign Investment Company Considerations

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences may apply to the U.S. Holder. Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, our possible PFIC status must be determined annually and depends on the composition of our income and assets, and the fair market value of our assets (including, among others, any less than 25% owned equity investments) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs or ordinary shares may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we use the proceeds from this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder will be subject to special tax rules discussed below.

In general, a non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. For purposes of the PFIC rules, “passive income” generally includes, among other things, dividends, interest, and royalties. However, royalties derived in the “active conduct of a trade or business” and meet specified criteria are generally excluded from the definition of passive income. The law is unclear as to what constitutes the active conduct of a trade or business and there are also other uncertainties regarding the criteria royalties must meet. Accordingly, there can be no assurance that we are not a PFIC or will not become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would generally be allocated ratably over the U.S. Holder’s holding period for ADSs or ordinary shares, as applicable. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to U.S. federal income tax at the highest rate in effect in that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting U.S. federal income tax liability. The same treatment would generally apply to any distribution in respect of ADSs or ordinary shares to the extent the distribution exceeds 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Additionally, if we are a PFIC for a taxable year in which we pay a dividend or in the prior taxable year, the favorable rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Furthermore, if we are a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, the U.S. Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion to which the value of ADSs or ordinary shares such U.S. Holder owns bears to the value of all of our shares, and the U.S. Holder may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC that such U.S. Holder would be deemed to own. As a result, if we are a PFIC and received a distribution from any lower-tier PFIC or if any shares in a lower-tier PFIC are disposed of (or deemed disposed of), a U.S. Holder may be subject to tax under the PFIC rules described above in the same manner as if the U.S. Holder had held its proportionate share of the lower-tier PFIC stock directly even though such U.S. Holder has not received the proceeds of the distribution or disposition directly. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, if we are a PFIC and our ADSs are “regularly traded” on a “qualified exchange” (such as the New York Stock Exchange where ADSs are expected to be listed), a U.S. Holder could make a mark-to-market election as to such ADSs that would result in tax treatment different from the general tax treatment for PFICs described above. Because a mark-to-market election cannot be made for equity interests in any lower tier PFICs we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. It should also be noted that it is intended that only ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, a U.S. Holder of ordinary shares that are not represented by ADSs generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a “qualified electing fund” election (a “QEF election”) to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide to U.S. Holders the information regarding this income that would be necessary in order for a U.S. Holder to make a QEF election with respect to its ADSs or ordinary shares.

A U.S. Holder who owns, or who is treated as owning, PFIC stock during any taxable year in which we are classified as a PFIC may be required to file IRS Form 8621. Prospective purchasers should consult their tax advisers regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Information Reporting and Backup Withholding

Payments of dividends on our ADSs or ordinary shares and other proceeds from the sale or other disposition of our ADSs or ordinary shares by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

U.S. taxpayers that own certain foreign financial assets, including equity of non-U.S. entities, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. Our ADSs and ordinary shares are expected to constitute foreign financial assets subject to these requirements unless our ADSs or ordinary shares are held in an account at a financial institution, in which case the account may be reportable if maintained by a non-U.S. financial institution. U.S. Holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, between us and the representatives of the international underwriters, we have agreed to sell to the international underwriters named below, for whom Piper Jaffray & Co. and Itaú BBA USA Securities, Inc. are acting as representatives, and the international underwriters severally have agreed to purchase from us, the number of ADSs, listed opposite their respective names below.

International Underwriters	Number of ADSs
Piper Jaffray & Co.
Itaú BBA USA Securities, Inc.
Total

The underwriting agreement provides that the international underwriters are obligated to purchase all the ADSs in the international offering if any are purchased, other than those ADS covered by the over-allotment option described below.

The international underwriters have advised us that they propose to offer the ADSs to the public initially at the public offering price on the cover page of this prospectus. The international underwriters propose to offer the ADSs to certain dealers at the same prices less a concession of not more than $          per ADS. After the international offering, these figures may be changed by the international underwriters.

We have granted to the international underwriters a 30-day option to purchase on a pro rata basis up to           additional ADSs, at the same price to the public, and with the same underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs. Certain of our shareholders, representing 88% of our outstanding share capital, have assigned their preferential rights to the international underwriters, who can then exercise the underlying right to purchase the shares to be sold by Bioceres S.A. under this option.

We have entered into an underwriting agreement with           providing for the concurrent offer and sale of our ordinary shares in Argentina.

Under Argentine law, all of our existing shareholders have a preferential right, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from the global offering. Accordingly, we will grant our existing shareholders the opportunity to subscribe for           ordinary shares at the Argentine peso equivalent of the public offering price per ordinary share of the international and Argentine offerings. The subscription period will begin on or about           and expire on or about                   , 2015. In order to facilitate the global offering, certain shareholders have assigned their preferential rights to subscribe for           ordinary shares with respect to the capital increase to the international underwriters and the Argentine underwriter, who can then exercise the underlying right to purchase the shares underlying the ADSs to be sold in the international offering and the Argentine offering. Subject to closing conditions set forth in the international underwriting agreement, the international underwriters will exercise such rights in order to acquire the ordinary shares to be offered in the international offering (in the form of ADSs).

We intend to settle any preferential rights exercised prior to the settlement date of the offer price and allocations of the ADSs and ordinary shares in the international and Argentine offerings on or about the closing of those offerings. We intend to settle any other preferential rights exercised after such settlement date on or about the expiration date of the preferential subscription period. We intend to settle any accretion rights exercised in the preferential subscription on or about           business days following the expiration of the preferential subscription period.

The international underwriters and Argentine underwriter have entered into an inter-syndicate agreement which governs matters relating to the global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any ordinary shares or ADSs or distribute any prospectus relating to the ordinary shares or ADSs to any person in Argentina or to any other dealer who does not so agree. The Argentine underwriter similarly has agreed that, as part of its distribution of our ordinary shares and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any ordinary shares or distribute any prospectus relating to our ordinary shares to any person outside of Argentina or to any other dealer who does not so agree. These limitations do not apply to stabilization transactions or to transactions between the international underwriters and the Argentine underwriter, who have agreed that they may sell ordinary shares or ADSs, as the case may be, between respective underwriting syndicates. The number of ordinary shares or ADSs, as the case may be, actually allocated to each offering may differ from the amount offered due to reallocation between the international and Argentine offerings.

Prior to this offering, there has been no public market in the United States for our ordinary shares or ADSs. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the ADSs, representing our ordinary shares, will correspond to the price at which the securities will trade in the public market subsequent to the international offering or that an active public market for the securities will develop and continue after the international offering.

The following table summarizes the compensation we will pay to the underwriters in connection with the international offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$

We have agreed to reimburse the international underwriters for their expenses in an amount up to $         , which may be incurred in connection with the international offering. We have agreed to indemnify the international underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the international underwriters may be required to make in respect of those liabilities.

We have agreed that we will not offer, sell, contract to sell, grant an option for the sale of, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares, including in the form of ADSs, or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or any related security or instrument, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus, sales to the underwriters pursuant to the international underwriting agreement, and certain additional exceptions.

Our officers and directors and certain of our shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares, or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, including in the form of ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus, subject to certain exceptions. Piper Jaffray has agreed not to provide its consent to any waiver of these lock-up agreements without the prior consent of Itaú.

The lock-up restrictions described above may be waived by Piper Jaffray, provided that at least two business days before the release or waiver of any lock-up restriction on the transfer of our shares by any of our directors or officers, the representatives will notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

We have applied to list our ordinary shares on the MERVAL, and we have applied to list our ADSs on the NYSE under the symbol “    .”

To facilitate this offering, the international underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during and after this offering. Specifically, the international underwriters may over-allot or otherwise create a short position in the ADSs, for their own account by selling more ADSs than have been sold to them by us. The international underwriters may elect to cover any such short position by purchasing ADSs in the open market or by exercising the over-allotment option granted to the international underwriters. In addition, the international underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the international offering are reclaimed if ADSs previously distributed in the international offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages resales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Except as described elsewhere in this prospectus with respect to the public offering of ordinary shares in Argentina, no action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our ordinary shares or ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ordinary shares or ADSs in any jurisdiction where action for that purpose is required. Accordingly, neither the shares nor ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our ordinary shares or ADSs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the international underwriters, or selling group members, if any, participating in the international offering and one or more of the international underwriters participating in the international offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to the international underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the international underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Each of the international underwriters may arrange to sell the ADSs offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the

“Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares, including in the form of ADSs, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;
•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the international underwriters or the international underwriters nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Brazil

The offering will not be carried out by any means that would constitute a public offering in Brazil under Law 6385, of December 7, 1976, as amended, and under Brazilian Securities Commission (Comissao de Valores Mobiliarios) Rule (instruçao) No. 400, of December 29, 2003, as amended. The issuance, placement and sale of the ordinary shares and ADS have not been and will not be registered with the Brazilian Securities Commission. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the ordinary shares or ADSs in Brazil is not legal without such prior registration. Documents relating to the offering of the ordinary shares or ADSs, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the ordinary shares or ADSs is not a public offering of securities in Brazil, nor may they be used in connection with any offer for subscription or sale of the ordinary shares or ADSs to the public in Brazil.

EXPENSES OF THE OFFERING

We estimate that expense in connection with the offering, other than underwriting fees and commissions, will be as follows:

Expense	Amount
Securities and Exchange Commission registration fee		*
NYSE listing fee		*
Financial Industry Regulatory Authority filing fee		*
Printing and engraving expenses		*
Legal fees and expenses (including tax advice)		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

*To be completed by amendment

All of the above expenses will be paid by Bioceres.

LEGAL MATTERS

The validity of the ADSs and certain other matters of New York law will be passed upon by Linklaters LLP, New York, New York. The validity of the ordinary shares and certain other matters relating to Argentine law will be passed upon by Marval, O’Farrell & Mairal. Faegre Baker Daniels LLP, Minneapolis, Minnesota, is U.S. counsel to the international underwriters in connection with this offering. Bruchou, Fernández Madero & Lombardi is Argentine counsel to the international underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2014, 2013 and January 1, 2013 and for the years ended December 31, 2014 and 2013, included in this Prospectus have been so included in reliance on the report of Becher y Asociados S.R.L. (a BDO member firm in Argentina), an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting. The offices of Becher y Asociados S.R.L. are located at Maipú 942, 1st, 2nd and 3rd floors, C1006ACN, Buenos Aires, Argentina and Madres de Plaza 25 de Mayo 3020, 6th floor, S2013 SWJ, Rosario, Province of Sante Fe, Argentina.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of Argentina. Substantially all of our and our subsidiaries’ assets are located outside the United States. All of our directors and all our officers and certain advisors named in this prospectus reside in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Our Argentine counsel, Marval, O’Farrell & Mairal has advised us that it may be difficult for an investor to bring in an Argentine court an original action predicated solely upon the civil liability provisions of U.S. federal securities laws against us, our directors and/or our officers. There is doubt as to whether Argentine courts would permit such actions or enforce any civil liabilities thereon.

If enforcement of a judgment issued by a U.S. court is sought before federal courts or courts with jurisdiction in commercial matters of the City of Buenos Aires, such judgment will be subject to the requirements set out in Articles 517 through 519 of the Argentine Federal Civil and Commercial Procedure Code. Such requirements are as follows: (1) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (3) the judgment does not violate the principles of public policy of Argentine law, and (4) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish (including, without limitation, the foreign judgment and other documents related thereto) requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language.

The filing of claims with the Argentine judicial system is subject to the payment of a court tax to be paid by the person filing a claim. Such tax rate varies from one jurisdiction to another (the current court tax in the courts sitting in the City of Buenos Aires is levied at a rate of 3% of the amount claimed, in conformity with Article 2 of Argentine Law No. 23,898). Furthermore, pursuant to Argentine Law No. 26,589 (as amended), certain mediation procedures must be exhausted prior to the initiation of lawsuits in Argentina (with the exception, among others, of bankruptcy and executory proceedings, which executory proceedings include the enforcement of foreign judgments, in which case mediation procedures remain optional for the plaintiff).

Subject to compliance with Article 517 of the Argentine Federal Civil and Commercial Procedure Code described above, a judgment against us or the persons described above and obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

We have been further advised by our Argentine counsel that the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours, our directors, our executive officers and/or the advisors named in this prospectus, respectively, may be limited by provisions in Argentine law.

A plaintiff (whether Argentine or non-Argentine) residing outside Argentina during the course of litigation in Argentina may be required to provide a bond to guarantee court costs and legal fees incurred under such litigation, if the plaintiff owns no real property in Argentina that could secure such payment. The aforementioned bond should have a value at least sufficient to pay for court fees and defendant’s attorney fees in the corresponding litigation, as determined by the Argentine judge. This requirement does not apply to the enforcement of foreign judgments. See “Risk Factors—Risks Related to Our ADSs and the Offering—We are organized under the laws of Argentina and holders of our ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC, as well as all the annual, quarterly and current financial and non-financial information we file with the CNV.

We maintain a corporate website at www.bioceres.com.ar. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for Bioceres S.A. and its subsidiaries as of December 31, 2014, 2013 and January 1, 2013 and as of and for the years ended December 31, 2014 and 2013

Financial Statements for SEMYA S.A. as of December 31, 2014 and for the first fiscal year (153 days) ended December 31, 2014

Preface to the Report of Independent Registered Public Accounting Firm

The accompanying consolidated financial statements of Bioceres S.A. (“the Company”) and its subsidiaries give effect to the retrospective application of a 50-for-1 share split of the ordinary shares of the Company, that will be effective upon the effectiveness of the public offering. The following report is in the form which will be furnished by Becher y Asociados S.R.L., an independent registered public accounting firm, upon the effective date of the share split of the Company’s ordinary shares as described in notes 10 and 11 to the consolidated financial statements and assuming that from May 6, 2015 to such effective date no material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.

Rosario (Province of Santa Fe), Argentina

May 6, 2015

Becher y Asociados S.R.L.

/s/ Fabián Gustavo Marcote
Partner

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statements of financial position of Bioceres S.A. (“the Company”), an Argentine corporation, and its subsidiaries as of December 31, 2014, 2013 and January 1, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2014, 2013 and January 1, 2013, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

Rosario (Province of Santa Fe), Argentina

May 6, 2015, except as to the effect of the share split described in notes 10 and 11, as to which the date is ________, 2015

BIOCERES S.A.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013 and
for the years ended December 31, 2014 and 2013

Fiscal Year Nº 13
Started at January 1, 2014 and ended December 31, 2014

Amounts expressed in United States Dollars (“US$”)

Name:	BIOCERES S.A.
Legal address:	Ocampo 210 Bis - Predio CCT Rosario – Province of Santa Fe
Main activities of Bioceres S.A.:	Investments in other companies. Investments in projects and goods related to biotechnology and technologies related to food, agribusiness and healthcare industries
Main activities of the Group controlled by Bioceres S.A.:	Sale of seeds and provision of technology sourcing and product development services in the agricultural biotechnology sector, including through joint ventures and third-party collaborations
Registration before the Public Registry of Commerce:	Bylaws	April 11, 2002
	Last amendment	December 16, 2014
Bylaws expiry date:		April 11, 2052

BIOCERES S.A.

CERTAIN DEFINED TERMS

AFIP: Administración Federal de Ingresos Públicos (Argentine tax authority)

ARAI: Aportes reembolsables a instituciones (“Reimbursable contributions to institutions”)

Arcadia: Arcadia Biosciences, Inc. (Company incorporated in United States)

Argentina: Republic of Argentina

Argentine Capital Markets Law: Argentine Law 26,831 as amended and supplemented

Argentine Corporations´ Law: Argentine Law 19,550 as amended and supplemented

ARG GAAP: Argentine Generally Accepted Accounting Principles

AR$: Argentine peso (legal currency in Republic of Argentina)

BCRA: Banco Central de la República Argentina (Central Bank of Republic of Argentina)

BICE: Banco de Inversión y Comercio Exterior (Bank of Investment and Foreign Trade)

Bioceres: Bioceres S.A. (Company incorporated in Republic of Argentina)

Bioceres, Inc.: Bioceres, Inc. (a wholly owned subsidiary of Bioceres S.A., incorporated in United States)

Bioceres Semillas: Bioceres Semillas S.A. (Subsidiary of Bioceres S.A., incorporated in Republic of Argentina)

CERIDER: Centro Regional de Investigación y Desarrollo Rosario (Argentina)

CGU: Cash Generating Unit (as defined in IAS 36)

CNV: Comision Nacional de Valores (Argentine Securities and Exchange Commission)

Company: Bioceres S.A. (Company incorporated in Republic of Argentina)

CONICET: Consejo Nacional de Investigaciones Científicas y Técnicas (National Scientific and Technical Research Council of Argentina)

EBITDA: Earnings before interest, taxes, depreciation and amortization

Elea: Laboratorio Elea-Sociedad anónima comercial, industrial, financiera y agropecuaria (Company incorporated in Republic of Argentina)

EMBI: Emerging Markets Bond Index (published by JP Morgan)

EPS: Earnings per share (IAS 33)

FASB: Financial Accounting Standards Board (US GAAP Standards Setter)

FACPCE: Federación Argentina de Consejos Profesionales de Ciencias Económicas (accounting and auditing standards setter in Argentina)

FONTAR: Fondo Tecnológico Argentino (Argentine Technology Fund)

France: Republic of France

GM: genetically modified

Group: Collectivelly, Bioceres S.A. and all its subsidiaries

GDM Seeds: company incorporated in United States, subsidiary of Asociados Don Mario S.A. (a company incorporated in Argentina)

IAS: International Accounting Standard

IASB: International Accounting Standards Board (IFRS Standards Setter)

IFRIC: IFRS Interpretation Committee (or Interpretation issued by the IFRS Interpretation Committee, if preceded by a number)

IFRS: International Financial Reporting Standards (or International Financial Reporting Standard, if preceded by a number)

INDEAR: Instituto de Agrobiotecnología Rosario S.A. (subsidiary of Bioceres S.A, incorporated in Republic of Argentina)

INMET: Ingeniería Metabólica S.A. (subsidiary of Bioceres S.A, incorporated in Republic of Argentina)

IPO: Initial Public Offering

Management: collectively, the members of Management of Bioceres S.A.

MULC: Mercado Único Libre de Cambios of Argentina (single free exchange market administered by the BCRA)

NCI: non-controlling interest

R&D: Research and development

RT: Resolución Técnica (accounting and auditing standard issued by FACPCE)

Rizobacter: Rizobacter S.A. (Company incorporated in Republic of Argentina)

San Cristóbal: San Cristóbal Seguros de Retiro S.A. (Insurance company incorporated in Argentina)

SEC: Securities and Exchange Commission (United States of America)

SEMYA: Semya S.A. (a company incorporated in Republic of Argentina)

SGR: Sociedad de Garantía Recíproca (“Reciprocal Guarantee Company”, regulated by Argentine Law 24,467)

S&W: S&W Seed Company (company incorporated in California, United States)

TS&PD: Technology Sourcing and Product Development

Trigall: Trigall Genetics S.A. (a company incorporated in Republic of Uruguay)

Uruguay: Republic of Uruguay

USA: United States of America

US$: United States Dollars

Verdeca: Verdeca LLC (a company incorporated in United States)

YPF: YPF S.A. (public company incorporated in Argentina)

BIOCERES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2014, 2013 and January 1, 2013
(Amounts expressed in US$)

	Notes	12/31/2014	12/31/2013	01/01/2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	2,249,699	18,156	58,316
Trade receivables	7.2	5,953,882	3,904,526	2,299,920
Other receivables	7.3	2,084,775	792,764	1,527,902
Income and minimum presumed income taxes recoverable	9	54,354	38,045	81,755
Inventories	7.4	971,438	967,220	998,428
Total current assets		11,314,148	5,720,711	4,966,321
NON CURRENT ASSETS
Other receivables	7.3	627,771	615,180	619,900
Income and minimum presumed income taxes recoverable	9	437,427	290,854	525,223
Deferred tax assets	9	1,267,224	1,614,184	1,846,715
Property, plant and equipment	7.5	4,583,510	4,889,635	4,781,528
Intangible assets	7.6	1,611,030	1,719,247	1,177,159
Goodwill	7.7	536,065	536,065	536,065
Total non current assets		9,063,027	9,665,165	9,486,590
Total assets		20,377,175	15,385,876	14,452,911
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.8	4,451,520	5,454,038	4,409,602
Borrowings	7.9	730,006	1,373,863	1,052,494
Employee benefits and social security	7.10	296,217	490,068	189,416
Deferred revenue and advances from customers	7.11	214,173	382,069	—
Income and minimum presumed income taxes payable	9	298,244	258,906	70,821
Other tax payables	7.12	120,894	60,398	53,714
Government grants	7.13	214,808	202,347	126,915
Investments in joint ventures	13	1,364,677	440,900	—
Provisions	7.14	251,181	—	—
Total current liabilities		7,941,720	8,662,589	5,902,962
NON CURRENT LIABILITIES
Borrowings	7.9	1,134,783	685,913	835,001
Government grants	7.13	832,054	923,692	732,692
Deferred revenue and advances from customers	7.11	32,500	35,000	256,204
Puttable instruments	7.15	1,668,133	—	—
Total non current liabilities		3,667,470	1,644,605	1,823,897
Total liabilities		11,609,190	10,307,194	7,726,859
EQUITY
Issued capital	11.1	6,924,146	6,742,969	6,704,303
Share premium	11.1	10,870,260	6,339,539	5,019,148
Retained earnings		(9,375,820)	(8,054,510)	(5,217,483)
Equity attributable to equity holders of the parent		8,418,586	5,027,998	6,505,968
Non controlling interests		349,399	50,684	220,084
Total equity		8,767,985	5,078,682	6,726,052
Total equity and liabilities		20,377,175	15,385,876	14,452,911

BIOCERES S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
For the years ended December 31, 2014 and 2013
(Amounts expressed in US$)

	Notes	12/31/2014	12/31/2013
Revenue	8.1	10,469,943	7,387,288
Government grants	7.13	1,343,806	1,062,393
Total revenue		11,813,749	8,449,681

Cost of sales	8.2	(6,110,740)	(5,519,418)

Research and development expenses	8.3	(1,645,657)	(1,594,382)
Selling, general and administrative expenses	8.4	(3,721,511)	(3,084,079)
Share of profit (or loss) of joint ventures	13	(931,076)	(443,784)
Operating loss		(595,235)	(2,191,982)

Finance income	8.5	785,109	735,100
Finance costs	8.6	(680,440)	(895,135)
Loss before income tax		(490,566)	(2,352,017)

Income tax charge	9	(690,040)	(663,776)
Loss		(1,180,606)	(3,015,793)
Total comprehensive loss		(1,180,606)	(3,015,793)

Profit / (loss) for the year attributable to:
Equity holders of the parent		(1,321,310)	(2,837,027)
Non controlling interests		140,704	(178,766)
		(1,180,606)	(3,015,793)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		(1,321,310)	(2,837,027)
Non controlling interests		140,704	(178,766)
		(1,180,606)	(3,015,793)
Earnings Per Share
Basic loss attributable to ordinary equity holders of the parent	10	(0.11)	(0.23)
Diluted loss attributable to ordinary equity holders of the parent	10	(0.11)	(0.23)

BIOCERES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2014 and 2013
(Amounts expressed in US$)

Description	Attributable to the equity holders of the parent								Non controlling Interests	Total equity
	Shareholder’s contributions					Accumulated earnings		Equity attributable to the equity holders of the parent
	Issued capital (Note 11.1)	Share premium	Treasury shares	Share premium for treasury shares	Subtotal	Retained earnings	Subtotal
01/01/2013	6,704,303	5,019,148	—	—	11,723,451	(5,217,483)	(5,217,483)	6,505,968	220,084	6,726,052
Issue of share capital (Note 11.1)	38,666	1,320,391	—	—	1,359,057	—	—	1,359,057	—	1,359,057
Acquisition of interest in INMET (Note 2.5)	—	—	—	—	—	—	—	—	9,366	9,366
Loss	—	—	—	—	—	(2,837,027)	(2,837,027)	(2,837,027)	(178,766)	(3,015,793)
12/31/2013	6,742,969	6,339,539	—	—	13,082,508	(8,054,510)	(8,054,510)	5,027,998	50,684	5,078,682
Issue of share capital (Note 11.1)	122,851	4,175,670	—	—	4,298,521	—	—	4,298,521	—	4,298,521
Issue of puttable instruments (Note 11.1)	58,326	1,982,522	—	—	2,040,848	—	—	2,040,848	—	2,040,848
Reclassification of puttable instruments (Note 7.15)	—	(1,627,471)	—	—	(1,627,471)	—	—	(1,627,471)	—	(1,627,471)
Reception of own shares (Note 11.1)	(41,448)	—	41,448	(1,450,256)	(1,450,256)	—	—	(1,450,256)	—	(1,450,256)
Sale of own shares (Note 11.1)	41,448	—	(41,448)	1,450,256	1,450,256	—	—	1,450,256	—	1,450,256
Modification of interest in Bioceres Semillas S.A. (Note 2.5)	—	—	—	—	—	—	—	—	158,011	158,011
Loss	—	—	—	—	—	(1,321,310)	(1,321,310)	(1,321,310)	140,704	(1,180,606)
12/31/2014	6,924,146	10,870,260	—	—	17,794,406	(9,375,820)	(9,375,820)	8,418,586	349,399	8,767,985

BIOCERES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014 and 2013
(Amounts expressed in US$)

	Notes	12/31/2014	12/31/2013
OPERATING ACTIVITIES
Loss		(1,180,606)	(3,015,793)

Adjustments to reconcile profit / (loss) to net cash flows
Income tax	9	690,040	663,776
Depreciation of property, plant and equipment	7.5	496,505	425,891
Amortization of intangible assets	7.6	35,147	26,809
Share of profit or loss of joint ventures	13	931,076	443,784
Provisions	8.4	251,181	—
Puttable instruments interests		40,662	—
Reception of own shares	11.1	(1,450,256)	—
Working capital adjustments
Trade receivables		(2,049,356)	(1,604,606)
Other receivables		(1,304,602)	739,858
Income and minimum presumed income taxes recoverable		(162,882)	278,079
Inventories		(4,218)	31,208
Trade and other payables		(1,002,518)	1,044,436
Employee benefits and social security		(193,851)	300,652
Deferred revenue and advances from customers		(170,396)	160,865
Other tax payables		60,496	6,684
Income and minimum presumed income taxes payable		(303,742)	(243,160)
Government grants		(79,177)	266,432
Net cash flows from used in operating activities		(5,396,497)	(475,085)

INVESTMENT ACTIVITIES
Investment in joint ventures	13	(7,299)	(2,884)
Purchase of property, plant and equipment	7.5	(190,380)	(533,998)
Capitalized development expenditures	7.6	(391,184)	(567,348)
Purchase of intangible assets	7.6	(99,454)	(1,549)
Proceeds from sale of intangible assets	7.6	563,708	—
Acquisition of share in INMET		—	9,366
Net cash flows from used in investing activities		(124,609)	(1,096,413)

FINANCING ACTIVITIES
Proceeds from puttable instruments		2,040,848	—
Proceeds from borrowings		857,689	678,997
Repayment of borrowings		(1,052,676)	(506,716)
Modification of interest in Bioceres Semillas S.A.		158,011	—
Sale of own shares	11.1	1,450,256	—
Capital contribution		4,298,521	1,359,057
Net cash flows from provided by financing activities		7,752,649	1,531,338

Net increase / (decrease) in cash and cash equivalents		2,231,543	(40,160)
Cash and cash equivalents as of beginning of the year	7.1	18,156	58,316
Cash and cash equivalents as of the end of the year	7.1	2,249,699	18,156

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Subject
1) Company overview
2) Basis of preparation
2.1) Statement of compliance with IFRS as issued by IASB
2.2) Authorization for the issue of the consolidated financial statements
2.3) Basis of measurement
2.4) Functional currency and presentation currency
2.5) Subsidiaries and consolidation
3) First-time adoption of IFRS
4) Standards issued not yet effective
5) Summary of significant accounting policies
5.1) Cash and cash equivalents
5.2) Financial assets
5.3) Deferred offering costs
5.4) Inventories
5.5) Business combinations
5.6) Impairment of non-financial assets (excluding inventories and deferred tax assets)
5.7) Joint arrangements
5.8) Property, plant and equipment
5.9) Leased assets
5.10) Intangible assets
5.11) Financial liabilities
5.12) Employee benefits
5.13) Provisions
5.14) Shareholder’s contributions
5.15) Revenue recognition
5.16) Government grants
5.17) Borrowing costs
5.18) Income tax and minimum presumed income tax
6) Critical accounting judgments and estimates
6.1) Critical judgments
6.2) Critical estimates
7) Information about components of consolidated statements of financial position
7.1) Cash and cash equivalents
7.2) Trade receivables
7.3) Other receivables
7.4) Inventories
7.5) Property, plant and equipment
7.6) Intangible assets
7.7) Goodwill
7.8) Trade and other payables
7.9) Borrowings
7.10) Employee benefits and social security
7.11) Deferred revenue and advances from customers
7.12) Other tax payables

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

7.13) Government grants
7.14) Provisions
7.15) Puttable instruments
7.16) Changes in allowances and provisions
8) Information about components of consolidated statements of profit or loss and other comprehensive income
8.1) Revenue
8.2) Cost of sales
8.3) R&D classified by nature
8.4) Expenses classified by nature and function
8.5) Finance income
8.6) Finance costs
9) Income tax and minimum presumed income tax
10) Earnings per share
11) Information about consolidated components of equity
11.1) Shareholder’s contributions
11.2) Non-controlling interests
12) Notes to the consolidated statements of cash flows
13) Joint arrangements
13.1) Joint ventures
13.2) Joint operations
14) Segment information
15) Financial instruments- risk management
16) Leases
17) Shareholders and other related parties balances and transactions
18) Key management personnel compensation
19) Commitments
20) Events after the reporting period

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

1.   COMPANY OVERVIEW

Bioceres S.A. is a Sociedad Anónima incorporated under Argentine Corporations’ Law in the Province of Santa Fe, Republic of Argentina and domiciled at Ocampo 210 Bis - Predio CCT, in the City of Rosario, Province of Santa Fe, Argentina.

The Group is a fully-integrated agricultural biotechnology business. The Group operates multiple technology platforms, including seed biotechnology and agro-industrial biotechnology to provide value to its customers around the world.

On December 17, 2014, the Company’s Ordinary and Extraordinary Shareholders Meeting authorized Management to file an initial public offering (IPO) of the ordinary shares of the Company in Argentina with the CNV (Comisión Nacional de Valores) and with securities commissions of foreign countries.

2.   BASIS OF PREPARATION

2.1.   Statement of Compliance with IFRS as issued by IASB

For the filing with the SEC, the Company prepared the first consolidated financial statements of the Group under IFRS (International Financial Reporting Standards) as issued by IASB (International Accounting Standards Board), in accordance with the basis of preparation explained in Note 2 and the accounting policies summarized in Note 5. The date of transition to IFRS is January 1, 2013. Detailed explanation of transition to IFRS is in Note 3.

For the filing with the CNV, the Company also prepared a set of consolidated financial statements of the Group under IFRS as issued by IASB, in Spanish language, in accordance with the same basis of preparation and accounting policies, except for the use of AR$ as “presentation currency” to comply with legal and regulatory requirements in Argentina, and as permitted by paragraph 38 of IAS 21.

In accordance with regulations of CNV, the entities included under the public offering regime of Argentine Capital Markets Law or that asked for authorization to be included in that regime shall prepare its financial statements in accordance with the requirements of RT 26 issued by FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas). RT 26 requires the consolidated financial statements of those entities to be prepared using IFRS issued by IASB and adopted by FACPCE.

These consolidated financial statements are prepared under both IFRS as issued by IASB and IFRS as adopted by FACPCE.

2.2.   Authorization for the Issue of the Consolidated Financial Statements

These consolidated financial statements of the Group as of December 31, 2014, and 2013 and January 1, 2013, and for the years ended December 31, 2014 and 2013 have been authorized for issue by the Board of Directors of the Company in its meeting dated May 6th, 2015. These consolidated financial statements are presented in US$ for use in the filing with the SEC and were prepared on the basis of the consolidated financial statements approved by the Company’s shareholders.

2.3.   Basis of Measurement

The consolidated financial statements of the Group have been prepared using:

•	Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Company and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1;

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

•	Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there were no cash flows; and
•	Historical Cost Basis.

2.4.   Functional Currency and Presentation Currency

•	Functional Currency

Each entity within the Group determines its own functional currency, which is the currency of the primary economic environment in which each entity operate. The functional currency of all entities within the Group is US$.

The items included in the financial statements of each entity are measured using its functional currency.

•	Presentation Currency

The consolidated financial statements of the Group are presented in US$, which is the functional currency of the Company and all the entities within the Group.

•	Foreign Currency

Transactions entered into by the entities within the Group in a currency other than their functional currency are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the end of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation, in which case exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation.

On disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the profit or loss on disposal.

•	Foreign exchange controls in Argentina

During 2012, the Argentine Government implemented formal and informal controls on the ability of companies and individuals to purchase foreign currency. Those controls include, among others, the requirement to obtain the previous validation from the AFIP (Administración Federal de Ingresos Públicos) of the foreign currency transaction, which approval process could delay or even restrict the ability to purchase foreign currency through the MULC, administered by the BCRA (Banco Central de la República Argentina) as the only means by which exchange transactions can be lawfully made. Although the transfer of funds abroad by entities domiciled in Argentina to pay dividends to foreign shareholders, based on approved and audited financial statements, does not currently require formal approval by the BCRA, there can be no assurance as to whether the Company’s Argentine subsidiaries and joint ventures could obtain all or part of the requested foreign currency in MULC at the moment they approve a dividend distribution. As of the date of issuance of these consolidated financial statements, the Company’s Argentine subsidiaries and joint ventures have not distributed and do not intend to distribute cash dividends in the foreseeable future.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

2.5.   Subsidiaries and Consolidation

•	Control

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de facto control exists the Company considers all relevant facts and circumstances, including:

-	The size of the Company’s voting rights relative to both the size and dispersion of other parties who hold voting rights;
-	Substantive potential voting rights held by the Company and by other parties;
-	Other contractual arrangements; and
-	Historic patterns in voting attendance.
•	Consolidation method

The consolidated financial statements present the results of the Group as if they formed a single entity. Intercompany transactions and balances between entities within the Group are therefore eliminated in full.

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of profit or loss and comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.

•	Subsidiaries

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

		Country of incorporation and		% Equity interest			% Non controlling equity interest
Name	Principal activities	principal place of business	Ref	12/31/2014	12/31/2013	01/01/2013	12/31/2014	12/31/2013	01/01/2013
Bioceres Semillas S.A.	Seed Business	Argentina	a	82.46%	80.06%	80.06%	17.54%	19.94%	19.94%
Instituto de Agrobiotecnología Rosario S.A. (INDEAR)	Research and development	Argentina	b	96.00%	96.00%	96.00%	4.00%	4.00%	4.00%
Ingeniería Metabólica S.A. (INMET)	Metabolic Engineering	Argentina	c	58.80%	58.80%	—	41.20%	41.20%	—
Bioceres, Inc.	Investment in Joint Ventures	United States		100.00%	100.00%	100.00%	—	—	—

The Group holds a majority of the voting rights of all subsidiaries.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Except in INMET, all the equity interest in the subsidiaries are held by Bioceres, the parent company of the Group. In the case of INMET, Bioceres holds directly 30% of equity interest and 28.8% (96% of 30%) indirectly through INDEAR (INDEAR holds directly 30% of equity interest in INMET).

a)	Bioceres increased its equity interest in Bioceres Semillas during 2014 from 80.06% to 82.46%. The accounting effect of this change is an increase in equity attributable to the non-controlling interest (NCI) in US$ 158,011 because the capital contribution in the subsidiary includes a large share premium whose effect is larger than the increase in the equity interest.

The voting rights attributable to the parent and the NCI is 93.84% and 6.16%, respectively, as of December 31, 2014.

The voting rights attributable to the parent and the NCI is 93.94% and 6.06%, respectively, as of December 31, 2013 and January 1, 2013.

b)	The voting rights attributable to the parent and the non-controlling interest in INDEAR is 98.82% and 1.18%, respectively, as of December 31, 2014, 2013 and January 1, 2013.
c)	The accounting effect of the acquisition of INMET is a increase in equity attributable to the non-controlling interest of US$9,366.

3.    FIRST TIME ADOPTION OF IFRS

The consolidated financial statements for the year ended December 31, 2014 are the first the Group has prepared in accordance with IFRS as issued by IASB. For periods up to, and including, the year ended December 31, 2013, the Group prepared its financial statements in accordance with Argentine Generally Accepted Accounting Principles (ARG GAAP).

Accordingly, the Group has prepared financial statements which comply with IFRS as issued by IASB applicable for periods ending on or after December 31, 2014, together with the comparative period data as at December 31, 2013 and January 1, 2013 and for the year ended December 31, 2013, as described in the accounting policies. In preparing these consolidated financial statements, the Group’s opening statement of financial position was prepared as at January 1, 2013, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its ARG GAAP statement of financial position as at January 1, 2013 and its previously published ARG GAAP financial statements as at December 31, 2013 and for the year then ended.

3.1.   Exemptions Applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Group has applied the following exemptions:

•	IFRS 3 has not been applied to acquisitions of subsidiaries, which are considered businesses for IFRS, or of interests in associates and joint ventures that occurred before the date of transition to IFRS. Use of this exemption means that ARG GAAP carrying amounts of assets and liabilities, which are required to be recognized under IFRS, is their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Group did not recognize or exclude any previously recognized amounts as a result of IFRS recognition requirements.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

•	IFRS 1 also requires that the ARG GAAP carrying amount of goodwill must be used in the opening IFRS statement of financial position (apart from adjustments for goodwill impairment and recognition or derecognition of intangible assets). No goodwill impairment was deemed necessary at the date of transition to IFRS.
•	The Group has not applied IAS 21 retrospectively to fair value adjustments and goodwill from business combinations that occurred before the date of transition to IFRS. Such fair value adjustments and goodwill are treated as assets and liabilities of the parent rather than as assets and liabilities of the acquiree.

Therefore, those assets and liabilities are already expressed in the functional currency of the parent or are non-monetary foreign currency items and no further translation differences occur.

•	Items of property, plant and equipment older than February 28, 2003 were carried in the statement of financial position prepared in accordance with ARG GAAP on the basis of ARG GAAP depreciated cost adjusted for inflation as of February 28, 2003. The Group has elected to regard those values as deemed cost at the date of the revaluation since they were broadly comparable to cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general price index.
•	The Group has applied the transitional provision in IFRIC 4 (determining whether an arrangement contains a lease) and has assessed all arrangements based upon the conditions in place as at the date of transition.
•	The Group elected to apply prospectively the requirements of IFRS 9 and IAS 20 to government loans existing at the date of transition to IFRS and did not recognize the corresponding benefit of the government loan at a below market rate of interest as a government grant. The Group used its ARG GAAP carrying amount of the loans at the date of transition to IFRS as the carrying amount of the loans in the opening IFRS statement of financial position.
•	The Group elected not to apply the requirements of IAS 23 for borrowing costs incurred before the date of transition.

Estimates

The estimates at January 1, 2013 and at December 31, 2013 are consistent with those made for the same dates in accordance with ARG GAAP (after adjustments to reflect any differences in accounting policies).

The estimates used by the Group to present these amounts in accordance with IFRS reflect conditions at January 1, 2013 and as of December 31, 2013.

Group Reconciliation of Equity as at January 1, 2013 (date of transition to IFRS)

Description of difference	Area affected	Notes	01/01/2013
Equity ARG GAAP (AR$)	Equity attributable to parent		42,196,886
Non controlling interest ARG GAAP (AR$)	Equity attributable to non-controlling interest	A	1,302,441
Subtotal Equity ARG GAAP+ NCI (AR$)	Total equity		43,499,327
Inventories measurement (AR$)	Current asset- Inventories	B	(877,525)
Deferred tax asset (AR$)	Non current asset- Deferred tax asset	C	7,415,887
Start up and preoperative expenses (AR$)	Non current asset- Intangible assets	D	(308,018)

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Description of difference	Area affected	Notes	01/01/2013
Research and development costs (AR$)	Non current asset- Intangible assets	E	(15,994,374)
Intragroup gains and losses (AR$)	Non current asset- Intangible assets	F	(3,103,370)
Goodwill (AR$)	Non current asset- Goodwill	G	1,726,468
Deferred revenue- Current (AR$)	Current liabilities- Deferred revenue and advances from customers	H	(8,750)
Government Grants- Current (AR$)	Current liabilities- Government grants	I	(570,678)
Deferred revenue- Non Current (AR$)	Non current liabilities- Deferred revenue and advances from customers	H	(131,250)
Government Grants- Non current (AR$)	Non current liabilities- Government grants	I	(3,297,655)
Equity IFRS before functional currency change (AR$)	Total equity		28,350,062
Effect of functional currency change			(21,624,010)
Equity IFRS (US$)	Total equity		6,726,052

Group Reconciliation of Equity as at December 31, 2013

Description of difference	Area affected	Notes	31/12/2013
Equity ARG GAAP (AR$)	Equity attributable to parent		51,710,749
Non controlling interest ARG GAAP (AR$)	Equity attributable to non-controlling interest	A	1,042,494
Subtotal Equity ARG GAAP+ NCI (AR$)	Total equity		52,753,243
Inventories measurement (AR$)	Current asset- Inventories	B	(850,060)
Deferred tax asset (AR$)	Non current asset- Deferred tax asset	C	10,529,945
Start up and preoperative expenses (AR$)	Non current asset- Intangible assets	D	(1,081,868)
Research and development costs (AR$)	Non current asset- Intangible assets	E	(22,418,871)
Intragroup gains and losses (AR$)	Non current asset- Intangible assets	F	(10,135,224)
Amortization intangible assets (AR$)	Non current asset- Intangible assets	J	288,125
Goodwill (AR$)	Non current asset- Goodwill	G	1,982,336
Miscellanous (AR$)	Current liabilities- Trade and other payables		26,818
Trigall Genetics- Equity method accounted investee (AR$)	Current liabilities- Investments in Joint Ventures	K	(3,033,571)
Deferred revenue- Current (AR$)	Current liabilities- Deferred revenue and advances from customers	H	(8,750)
Government Grants- Current (AR$)	Current liabilities- Government grants	I	(1,008,317)
Deferred revenue- Non Current (AR$)	Non current liabilities- Deferred revenue and advances from customers	H	(122,500)
Government Grants- Non current (AR$)	Non current liabilities- Government grants	I	(4,650,647)
Equity IFRS before functional currency change (AR$)	Total equity		22,270,659
Effect of functional currency change			(17,191,977)
Equity IFRS (US$)	Total equity		5,078,682

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Group Reconciliation of Comprehensive Income for the Year ended December 31, 2013

Description of difference	Area affected	Notes	31/12/2013
Profit or loss ARG GAAP (AR$)	Profit or loss attributable to the parent		2,356,908
Non controlling interest ARG GAAP (AR$)	Profit or loss attributable to non-controlling interest	A	(307,946)
Subtotal Profit or loss ARG GAAP+ NCI (AR$)	Profit or loss		2,048,962
Intragroup gains and losses- Revenue (AR$)	Revenue	F	(10,381,914)
Deferred revenue (AR$)	Revenue	H	8,750
Government Grants (AR$)	Government Grants	I	(1,790,631)
Inventories measurement (AR$)- Decrease in cost of sales	Cost of sales	B	497,861
Amortization intangible assets (AR$)	Cost of sales	J	288,125
Intragroup gains and losses- Cost of sales (AR$)	Cost of sales	F	3,350,060
Research and development costs (AR$)	Research and development	E	(6,424,497)
Start up and preoperative expenses (AR$)	Selling, general and administrative	D	(773,850)
Trigall Genetics- Equity method accounted investee (AR$)	Share of profit or loss in joint ventures	K	(3,033,571)
Inventories measurement (AR$)- Decrease in revaluation adjustment	Finance Income	B	(470,396)
Miscellanous (AR$)	Finance income		26,818
Goodwill (AR$)	Finance costs	G	255,868
Deferred tax asset (AR$)	Income tax	C	3,114,058
Profit or loss IFRS before functional currency change (AR$)	Profit or loss		(13,284,357)
Effect of functional currency change			10,268,564
Profit or loss IFRS (US$)	Profit or loss		(3,015,793)

Group Reconciliation of Cash Flows for the Year ended December 31, 2013

The only material changes on the statement of cash flows from transition from ARG GAAP to IFRS are:

-	Change of functional currency: Under ARG GAAP, the concept of “Functional Currency” does not exist. All entities are required to record all transactions using AR$. In IFRS all transactions must be recorded in the functional currency.
-	Capitalized development costs: capitalized development costs are included as “investing activities” and the non-capitalized development costs are included in “operating activities”. Under ARG GAAP, the Group recognized internally generated intangible assets related to development activities that do not qualify for recognition under IAS 38. Therefore, in IFRS consolidated financial statements there are fewer transactions related to development costs in the “investing activities” and more transactions classified as “operating activities”.
-	Exchange differences related to cash and cash equivalents: exchange differences are recognized in a separate line under IFRS. However, the Group did not distinguish this information under ARG GAAP. Also, as previously stated, as per ARG GAAP exchange differences are generated by currencies other than AR$ but in IFRS exchange differences are generated by currencies other than the functional currency (US$).

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Notes to the Reconciliation of Equity as at January 1, 2013 and December 31, 2013 and Comprehensive Income for the Year ended December 31, 2013

Under ARG GAAP, the concept of “Functional Currency” does not exist. All entities are required to record all transactions using AR$ (local currency). Currencies other than AR$ are considered to be “foreign currencies” in accordance with ARG GAAP, and the accounting treatment of those balances and transactions in currencies other than AR$ is similar to the accounting treatment required for “foreign currency” in IAS 21. The entities within the Group domiciled in Argentina keep their accounting books and records in AR$, as required by Argentine Law.

As explained in Note 2.4, all the entities within the Group determined that their functional currency is US$ in accordance with IAS 21. This change has a pervasive effect in the financial statements as it affects most financial statement areas. Because of this, the Group decided that including this effect in a separate line would provide better information for the consolidated financial statements users.

The line “Effect of functional currency change” reflects the effect of the translation of financial statements elements from AR$ to functional currency as required by paragraph 34 of IAS 21. This produces the same amounts in the functional currency as would have occurred had the items been recorded initially in the functional currency.

The remaining reconciliation lines reflect the effects of the recognition and measurement differences between the amounts from consolidated financial statements prepared in accordance with ARG GAAP and the amounts that would have been recorded in accordance with IFRS if functional currency were AR$. These differences are further explained below.

The areas affected detailed in the reconciliations above are the classifications under IFRS. Reclassifications adjustments between ARG GAAP and IFRS in the statements of financial position are generally limited to the separation of some line items under ARG GAAP in more line items under IFRS. Reclassification adjustments in the statements of profit or loss and other comprehensive income are generally limited to the segregation in a separate line item of “government grants” and the combination of selling, general and administrative expenses in one line item, under IFRS.

A)   Non controlling interest ARG GAAP

Under ARG GAAP, NCI is a separate line between equity and liabilities in the statements of financial position. Under IFRS, NCI is a component of equity in the statements of financial position.

Under ARG GAAP, profit or loss attributable to NCI is excluded from profit or loss (profit or loss reflected in the statement of profit or loss is only the part attributable to the parent). Under IFRS, profit or loss attributable to NCI is included in statements of profit or loss and other comprehensive income.

These differences are generated by the different approaches for defining the “reporting entity” in consolidated financial statements under both sets of accounting standards: ARG GAAP uses the “parent company extension theory”, whereas IFRS uses the “entity theory”.

B)   Inventories

Under ARG GAAP, inventories are measured at the lower of “replacement cost” and “net realizable value”. Under IAS 2, inventories shall be measured at the lower of “cost” and “net realizable value”. Because “cost” is generally lower than “replacement cost”, this accounting policy change generates a decrease in equity and inventories (current assets).

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The increase of AR$ 27,465 in profit or loss is generated from the effect of: a) elimination of AR$ 470,396 of revaluation adjustment from “cost” to “replacement cost” recognized as “finance income” under ARG GAAP; and b) AR$ 497,861 of decrease in cost of sales because of the lower value of inventory sold.

C)   Deferred tax

Transitional adjustments from ARG GAAP to IFRS lead to different temporary differences which increase deferred tax assets (the most important are development costs not capitalized under IFRS and government grants not recognized in profit or loss under IFRS).

Deferred tax increase as at the date of transition to IFRS is recognized against retained earnings, except for AR$ 929,636 recognized against goodwill (see note G).

The increase in profit or loss in the year ended in December 31, 2013 is related to the increase in deferred tax assets.

D)   Start-up and preoperative expenses

Under ARG GAAP, the Group capitalized start-up and preoperative costs and depreciated them on a straight-line basis over 5 years. As such cost does not qualify for recognition as an asset under IAS 38 this assets are derecognized against retained earnings (if incurred before the date of transition to IFRS) or profit or loss (if incurred after the date of transition to IFRS).

The decrease in profit or loss is related to the reversal of depreciation of capitalized start-up and preoperative costs (increase in profit or loss in AR$ 351,577) and the expense of start-up and preoperative costs (decrease in profit or loss in AR$ 1,125,427).

E)   Research and development costs

Under ARG GAAP, the Group recognized internally generated intangible assets related to development activities that do not qualify for recognition under IAS 38. Some of these intangible assets, which were incorporated in the acquisition of INDEAR (AR$ 2,656,105), have been reclassified as part of goodwill on transition to IFRS (see note G), whereas the rest incurred before the date of transition to IFRS has been derecognized against retained earnings. The costs incurred after the date of transition to IFRS has been derecognized against profit or loss.

F)   Intragroup gains and losses

Under ARG GAAP, the Group did not eliminate intragroup gains and losses included in intangible assets. Intragroup gains and losses are derecognized against retained earnings if incurred before the date of transition to IFRS (AR$ 3,103,370) and against profit or loss if incurred after the date of transition to IFRS (decrease in revenue of AR$ 10,381,914 and decrease in cost of sales of AR$ 3,350,060).

G)   Goodwill

The Goodwill is related to the acquisition of control of INDEAR (Bioceres had the 50% of INDEAR and acquired the remaining 50% in 2009). Under ARG GAAP, goodwill was measured at depreciated cost on a straight line basis over 5 years. Under IFRS, goodwill is measured at cost, with no depreciation allowed.

As explained in the exemptions applied for transition to IFRS, the Group determined the carrying amount of goodwill for IFRS as the carrying amount of goodwill under ARG GAAP, adjusted for intangible assets recognized under ARG GAAP and not under IFRS (and deferred tax effect).

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The adjustment as at the date of transition to IFRS is generated by intangible assets not recognized under IFRS (AR$ 2,656,105- see note E) and related deferred tax effect (AR$ 929,636- see note C). As at December 31, 2013 there is also a reversal of depreciation recognized under ARG GAAP for AR$ 255,868.

H)   Deferred Revenue

Under ARG GAAP, the Group recognized as revenue an up-front payment from a license when it was received in 2009. Under IFRS, the up-front payment revenue is recognized in straight line through the term of the license. The adjustment as at the date of transition to IFRS is generated by the reversal of revenue against deferred revenue for AR$ 140,000 (AR$ 8,750 current and AR$ 131,250 non current). As at December 31, 2013 revenue for AR$ 8,750 was recognized in profit or loss, remaining deferred revenue for AR$ 131,250 (AR$ 8,750 current and AR$ 122,500 non current).

I)   Government Grants

Under ARG GAAP, the Group recognized government grants directly in profit or loss. Under IAS 20, the government grants shall be recognized in profit or loss when the related asset or expense is recognized in profit or loss (through depreciation or expense charge) as further explained in note 5.

Although there is no specific exception for the retrospective application of IAS 20 (other than for government loans) in IFRS 1, after performing all the reasonable efforts to match government grants granted before the date of transition to IFRS to the specific items of property, plant and equipment acquired or expenses incurred, the Group considered retrospective application to be impracticable in accordance with IAS 8 requirements because necessary data were not timely collected to identify which items of property, plant and equipment were acquired using each government grant received. Therefore, the Group adjusted the comparative information prospectively for governments grants received after January 1, 2011, which is the earliest date practicable in accordance with paragraph 25 of IAS 8.

J)   Amortization of Intangible Assets

Under ARG GAAP, the Group amortized intangible assets related to chymosin using a useful life of 5 years. Under IFRS, the Group reviewed the useful life and considered that a useful life of 20 years was more appropriate.

K)   Investments in Joint Ventures

Under both ARG GAAP and IFRS, the investments in Joint Ventures were measured using the equity method. However, the underlying financial position and result of operations of the Joint Ventures used for the calculation of the equity method measurements were calculated using ARG GAAP and IFRS, respectively. The differences between both sets of financial reporting standards generates differences in the equity method measurements in Trigall.

4.   STANDARDS ISSUED BUT NOT YET EFFECTIVE

The standards and interpretations issued, but not yet effective up to the date of issuance of the Group’s consolidated financial statements, which are or may be applicable to the Group, are disclosed below. The Group intends to adopt these standards and interpretations when they become effective, except otherwise stated.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

IFRS 9- Financial Instruments (version 2014)

Annual Improvements 2010-2012 Cycle: IFRS 8- Operating Segments

Annual Improvements 2011-2013 Cycle: IFRS 3- Business Combinations

Annual Improvements 2011-2013 Cycle: IFRS 13- Fair Value Measurement

IFRS 15- Revenue from Contracts with Customers

Amendments to IFRS 11- Joint Arrangements: Accounting for Acquisitions of Interests

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Annual Improvements to IFRS 2012-2014 Cycle: IFRS 7- Financial Instruments: Disclosures

Annual Improvements to IFRS 2012-2014 Cycle: IAS 34- Interim Financial Reporting

Amendments to IAS 1: Disclosure Initiative

IFRS 9- Financial Instruments (version 2014)

In July 2014, the IASB issued the final version of “IFRS 9 Financial Instruments” which reflects all phases of the financial instruments project and replaces “IAS 39 Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

The Group early adopted IFRS 9 (version 2013).

The new measurement and classification requirements in IFRS 9 (version 2014) are not applicable to the Group’s business model for managing its financial assets and that model is not expected to change in the foreseeable future. The Group does not use hedge accounting.

Regarding the new impairment requirements in IFRS 9 (version 2014), the Group will have to change its impairment testing methodology for financial assets from an “incurred losses model” to the new “expected losses model”. Because of this change, the Group could need to recognize in the future some impairment losses for financial assets, not recognized under the current model, generated from expected losses not yet incurred.

Annual Improvements 2010-2012 Cycle: IFRS 8- Operating Segments

These improvements are effective for annual periods beginning on or after July 1, 2014.

The amendments are applied retrospectively and clarify that:

-	An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

-	The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

These amendments are not expected to have material impact to the Group.

Annual Improvements 2011-2013 Cycle: IFRS 3- Business Combinations

These improvements are effective for annual periods beginning on or after July 1, 2014.

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

-	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3
-	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

These amendments are not expected to have material impact to the Group.

Annual Improvements 2011-2013 Cycle: IFRS 13- Fair Value Measurement

These improvements are effective for annual periods beginning on or after July 1, 2014.

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9.

These amendments are not expected to have material impact to the Group.

IFRS 15- Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted.

The Group is currently assessing the impact of IFRS 15, including the new disclosure requirements, and plans to adopt the new standard on the required effective date.

The Group will follow new developments and discussions about the practical challenges for adoption of IFRS 15 in the industry, especially discussions of the Joint Transition Resource Group for Revenue Recognition created by IASB and the FASB and possible amendments or clarifications to IFRS 15.

Because of the factors above mentioned, it is not possible at this moment to estimate the potential effects in the Group’s revenue recognition accounting policies, but it can be anticipated that disclosures about revenue shall be more extensive.

Amendments to IFRS 11- Joint Arrangements: Accounting for Acquisition of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

These amendments are not expected to have material impact to the Group.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted.

These amendments are not expected to have material impact to the Group.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted.

These amendments are not expected to have material impact to the Group.

Annual Improvements to IFRS 2012-2014 Cycle: IFRS 7- Financial Instruments: Disclosures

The amendments adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required and clarify the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

These amendments are effective for annual periods beginning on or after July 1, 2016, with early application permitted. These amendments are not expected to have material impact to the Group.

Annual Improvements to IFRS 2012-2014 Cycle: IAS 34- Interim Financial Reporting

The amendments clarify the meaning of “elsewhere in the interim report” and require a cross-reference.

These amendments are effective for annual periods beginning on or after July 1, 2016, with early application permitted. These amendments are not expected to have material impact to the Group.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Amendments to IAS 1: Disclosure Initiative

The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. These amendments are not expected to have material impact to the Group.

5.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

5.1   Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

5.2   Financial assets

The Group early adopted IFRS 9 (version 2013).

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

-	The Group’s business model for managing the financial assets; and
-	The contractual cash flows characteristics of the financial asset.

The Group did not irrevocably designate a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

The Group does not apply hedge accounting.

Impairment provisions are recognized when there is objective evidence (such as significant financial difficulties on the part of the counterparty or default or significant delay in payment) that the Group will be unable to collect all of the amounts due under the terms receivable, the amount of such a provision being the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable. For trade receivables, which are reported net, such provisions are recorded in a separate allowance account with the loss being recognized in profit or loss. On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

From time to time, the Group elects to renegotiate the terms of trade receivables due from customers with which it has previously had a good trading history. Such renegotiations will lead to changes in the timing of payments rather than changes to the amounts owed and, in consequence, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognized in profit or loss.

5.3   Deferred offering costs

Deferred offering costs consist primarily of direct incremental accounting and legal fees related to the Company’s proposed IPO of its common shares that is expected to take place after the effectiveness of the Company’s Form F-1 and prospectus filed with the SEC and CNV, respectively. Deferred offering costs are included as other receivables on the Company’s consolidated balance sheet as of December 31, 2014. Upon completion of the Company’s IPO, this amount will be reclassified as a deduction from the proceeds of the offering to be included in equity.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

5.4   Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

5.5   Business combinations

The Group recognizes any NCI in the subsidiaries at the NCI’s proportionate share of the subsidiary’s net assets.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Any impairment in carrying value is charged to the consolidated statement of profit or loss and comprehensive income.

5.6   Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its CGU (Cash Generating Unit). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangibles not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rate for the impairment testing of goodwill are further explained in note 7.7.

5.7   Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

-	Joint ventures: where the group has rights to only the net assets of the joint arrangement.
-	Joint operations: where the group has both the rights to assets and obligations for the liabilities of the joint arrangement.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

In assessing the classification of interests in joint arrangements, the Group considers:

-	The structure of the joint arrangement;
-	The legal form of joint arrangements structured through a separate vehicle;
-	The contractual terms of the joint arrangement agreement; and
-	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in the joint venture’s profits and losses resulting from these transactions is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

Judgment

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Upon consideration of the factors above mentioned, the Group has determined that all of its joint arrangements structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 13.1).

In the case of Verdeca, there is a funding option agreement (see note 13.1) which grants the Group the choice to sell ordinary shares of the Company to Arcadia if it requires cash to fund the contributed services under the agreed work plans from 2012 to 2015 (subject to certain annual limits, which shall not exceed US$ 5,000,000 in the aggregate over a 4 year period). This funding option was later amended in September 2014, eliminating the funding commitment for 2015 and reducing the funding commitment for 2014 from US$ 2,000,000 to US$ 500,000.

This funding option agreement is an indicator that the Group might act as de facto agent for Arcadia because the existence of a subordinated financial support from Arcadia to the Group to finance the

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

operations of the joint venture. The determination of whether the Group is acting as de facto agent for Arcadia requires judgment, considering not only the nature of the relationship but also how the Group and Arcadia interact with each other and Verdeca, in order to assess if Arcadia has the ability to direct the Group to act on Arcadia’s behalf.

The Group concluded that it is not acting as an agent of Arcadia (and therefore, joint control over Verdeca exists) considering the following relevant facts: a) Arcadia does not hold substantive rights to remove the Group or its removal rights, and cannot remove the Group without cause; b) the work plan (which are the relevant activities of Verdeca) must be agreed upon a Management Committee equally formed with members of the Group and Arcadia; c) Arcadia is shareholder of the Company but only has less than 5% of voting rights; d) both the Group and Arcadia have the same rights to variable returns expected from the activities of Verdeca and are entitled to remuneration in exchange of paid-for services for the fair value of services provided; e) the Group developed HB4 technology, which is critical for Verdeca’s activities (along with Arcadia’s nutrient use efficiency and water use efficiency technologies); and f) the funding option agreement only covers the financing of work plan activities until 2015.

Nonetheless, in September 2014 the funding option agreement was amended and Arcadia does not commit to fund the activities of Verdeca since January 1, 2015 (Note 13.1. ii).

5.8   Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. As well as the purchase price, cost also includes directly attributable costs. There are no unavoidable costs of dismantling and removing items.

Depreciation on assets under construction does not commence until they are complete and available for use. Depreciation is provided on all other items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives using the straight line method.

The useful lives are as follows (in years):

Research instruments: 3 to 10 years
Office equipment: 5 to 10 years
Vehicles: 5 years
Computer equipment and software: 3 years
Fixture and fittings: 10 years
Machinery and equipment: 5 to 10 years
Buildings on third parties property: 30 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

5.9   Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a “finance lease”), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analyzed between capital and interest. The interest element is charged to the consolidated statement of profit or loss and other comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the consolidated statement of profit or loss and other comprehensive income on a straight-line basis over the lease term.

The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

5.10   Intangible assets

•	Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

The intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years
Trademarks and patents: 5 years
Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

•	Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;
-	Adequate resources are available to complete the development;
-	There is an intention to complete and sell the product;
-	The Group is able to sell the product;
-	Sale of the product will generate future economic benefits; and
-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 8.3).

Capitalized development costs are amortized over the periods the Group expects to benefit from selling the products developed using the straight line method (Note 7.6).

The useful life assigned to the chymosin assets is 20 years since the fiscal year 2013 when this product started being commercialized at small quantities.

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally include discovery, validation and development, and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following 6 phases:

i) Discovery: The first phase in the technology development process is discovery, or the identification of candidate genes or genetic systems, metabolites, or microorganisms, potentially capable of enhancing specified plant characteristics, or enabling an agro-industrial biotech solution. In the Group’s experience, the discovery phase typically lasts 18 months, though may range from as few as 6 months for microbial solutions to as many as 36 months for plant GM traits.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to this phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation. In the Group’s experience, the proof of concept phase typically lasts 36 months, though may range from as few as 6 months for a microbial solution to as many as 4 years for plant GM traits.

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept. The early development phase typically lasts 24 months.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, the Group is primarily responsible for undertaking this phase of product development. Similarly, the Group’s strategic partners usually lead the advanced development and deregulation activities in other markets in connection with the applicable contractual arrangements. The advanced development and deregulation phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking as many as 3 years. For molecular farming projects, where grain production will occur within Argentina, the Group may follow a simplified regulatory approach, which requires less time than traditional GM regulatory approvals.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. The pre-launch phase may last up to 24 months.

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase, because at this stage success is considered to be probable.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

5.11   Financial liabilities

The Group early adopted IFRS 9 (version 2013).

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest method).

The Group did not irrevocably designate a financial liability as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

The Group does not apply hedge accounting.

5.12   Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

5.13   Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

5.14   Shareholder’s contributions

•	Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability.

The Group’s ordinary shares are classified as equity instruments, except for the puttable shares which are compound financial instruments. Puttable shares are segregated into a component of equity instrument and a component of puttable instrument, which is classified as financial liability in accordance with IAS 32 (Note 7.15.).

The shares classified as equity instruments are measured at nominal value.

•	Share premium

It is the premium paid by the shareholders when new shares are issued. Transaction costs related to the issue of equity shares are deducted from the share premium.

•	Treasury shares

Consideration paid or received for the purchase or sale of treasury shares is recognized directly in equity. The cost of treasury shares held is presented as a separate reserve. Any excess of the consideration received on the sale of treasury shares over the weighted average cost of the shares sold is credited to a share premium for treasury shares.

5.15   Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

•	Sale of goods

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

(b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(c) the amount of revenue can be measured reliably;

(d) it is probable that the economic benefits associated with the transaction will flow to the Group; and

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

•	Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(a) the amount of revenue can be measured reliably;

(b) it is probable that the economic benefits associated with the transaction will flow to the entity;

(c) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight line basis over the specified period unless there is evidence that some other method better represents the stage of completion.

When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.

•	Licenses and royalties

Licenses and royalties are recognized when it its probable that the economic benefits associated with the transaction will flow to the Group; and the amount of revenue can be measured reliably.

Fees and royalties paid for the use of Group’s assets are normally recognized in accordance with the substance of the agreement.

When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

Judgment

For licenses and some services, the Group must make judgments in order to determine the method of revenue recognition (at a point in time or over time) and the timing of recognition of the consideration receivable (including up-front payments and contingent milestones payments).

In order to perform its assessment, the Group’s management must analyze the substance of the applicable agreements and their relevant clauses.

5.16   Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because it thinks it better shows the financial effect of government grants in the consolidated financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

5.17   Borrowing costs

All borrowing costs are recognized in profit and loss under finance costs. The Group has no borrowing costs attributable to the development of qualifying assets.

5.18   Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

-	The initial recognition of goodwill;
-	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
-	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-	The same taxable entity within the Group, or
-	Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Minimum presumed income tax applies to assets of the entities domiciled in Argentina. The tax is only applicable if the total value of the assets is above AR$ 200,000 at the end of the fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on minimum presumed income tax is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on minimum presumed income.

The credit for minimum presumed income tax is measured at nominal value.

6.	CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

6.1   Critical judgments

-	Classification of joint arrangements structured through separate vehicles as joint ventures or joint operations (note 5.7)
-	Classification of puttable shares (note 7.15)
-	Revenue recognition (note 5.15)

6.2   Critical estimates

-	Impairment of goodwill (notes 5.6 and 7.7)
-	Capitalization and impairment testing of development costs (notes 5.6 and 7.6)
-	Provisions (note 7.14)
-	Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (note 9)

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

7.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.   Cash and cash equivalents

	12/31/2014	12/31/2013	01/01/2013
Cash on hand	1,168	2,871	3,301
Cash at banks	2,248,531	15,285	55,015
	2,249,699	18,156	58,316

The material increase in cash at banks is generated for capital contributions paid during the fiscal year 2014, including the sale of the Company’s ordinary shares to Elea in December 2014, which were previously received from Arcadia, for US$ 1,450,256 (note 11.1).

7.2.   Trade receivables

	12/31/2014	12/31/2013	01/01/2013
Trade debtors	3,411,286	2,409,250	2,197,402
Trade debtors - Joint ventures Trigall Genetics	825,985	1,251,462	—
Trade debtors - Joint ventures Semya	928,727	—	—
Allowance for impairment of trade debtors	(70,547)	(106,942)	—
Deferred checks	858,431	350,756	102,518
Trade debtors under litigation	98,263	98,263	98,263
Allowance for impairment of trade debtors under litigation	(98,263)	(98,263)	(98,263)
	5,953,882	3,904,526	2,299,920

Deferred checks are checks which are payable on the date established by the drawer. The term from the issuance date to the due date shall not be shorter than one day and shall not be longer than 360 days.

Fair value of trade receivables does not differ materially from its carrying amount.

The roll-forwards of allowance for impairment of trade debtors and trade debtors under litigation are in note 7.16.

7.3.   Other receivables

	12/31/2014	12/31/2013	01/01/2013
Current
Turnover tax	7,796	32,865	57,598
Value added tax	189,813	118,382	212,489
Insurance to be accrued	7,047	7,509	3,193
Shareholders and other related parties (Note 17)	86,922	126,669	603,057
Prepaid expenses	12,445	5,503	11,533
Prepayments to suppliers	116,984	73,141	311,732
Draw backs	9,535	18,611	14,261
Government grants receivable	206,985	384,279	228,986
Other - Joint ventures Trigall Genetics	1,122,878	—	—
Deferred offering costs (Note 5.3)	323,898	—	—
Miscellanous	472	25,805	85,053
	2,084,775	792,764	1,527,902

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

	12/31/2014	12/31/2013	01/01/2013
Non Current
Value added tax	497,801	489,579	467,374
Allowance for other receivables impairment	—	(6,990)	(9,269)
Turnover tax	22,602	19,722	44,028
Prepaid expenses	—	5,501	10,399
Shareholders and other related parties (Note 17)	107,368	107,368	107,368
	627,771	615,180	619,900

Fair value of other receivables does not differ materially from its carrying amount.

Roll-forward of allowance for other receivables impairment is in note 7.16.

7.4.   Inventories

	12/31/2014	12/31/2013	01/01/2013
Finished seeds and grains	600,572	714,517	625,621
Seeds and grains in genetical modification process	29,912	45,825	137,267
Amaranth grains and by-products	860	965	85,792
Safflower seeds	76,261	39,252	55,168
Supplies	263,833	166,661	94,580
	971,438	967,220	998,428

7.5.   Property, plant and equipment

Property, plant and equipment as of December 31, 2014, 2013 and January 1, 2013, included the following:

	12/31/2014	12/31/2013	01/01/2013
Gross carrying amount	6,637,781	6,447,401	5,913,403
Accumulated depreciation	(2,054,271)	(1,557,766)	(1,131,875)
Net carrying amount	4,583,510	4,889,635	4,781,528

a) Net carrying amount of each class of asset is as follows:

Class	Net Carrying amount 12/31/2014	Net Carrying amount 12/31/2013	Net Carrying amount 01/01/2013
Research instruments	109,192	146,697	178,108
Office equipment	108,586	109,426	121,085
Vehicles	26,004	49,031	73,435
Vehicles on finance lease	71,118	84,227	—
Equipment and computer software	23,430	21,681	19,739
Fixtures and fittings	452,018	528,905	598,919
Machinery and equipment	814,282	807,282	497,622
Buildings on third parties property	2,978,880	3,142,386	3,292,620
Total	4,583,510	4,889,635	4,781,528

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

b) Gross carrying amount as of December 31, 2014 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	As of the end of year
Research instruments	417,367	20,810	—	438,177
Office equipment	174,854	17,156	—	192,010
Vehicles	142,476	2,538	—	145,014
Vehicles on finance lease	95,351	—	—	95,351
Equipment and computer software	205,851	16,637	—	222,488
Fixtures and fittings	824,290	5,638	—	829,928
Machinery and equipment	962,624	127,601	—	1,090,225
Buildings on third parties property	3,624,588	—	—	3,624,588
Total 12/31/2014	6,447,401	190,380	—	6,637,781

(c) Accumulated depreciation as of December 31, 2014 is as follows:

	Depreciation
Class	Accumulated as of beginning of year	Disposals	of the period	Accumulated as of end of year
Research instruments	270,670	—	58,315	328,985
Office equipment	65,428	—	17,996	83,424
Vehicles	93,445	—	25,565	119,010
Vehicles on finance lease	11,124	—	13,109	24,233
Equipment and computer software	184,170	—	14,888	199,058
Fixtures and fittings	295,385	—	82,525	377,910
Machinery and equipment	155,342	—	120,601	275,943
Buildings on third parties property	482,202	—	163,506	645,708
Total 12/31/2014	1,557,766	—	496,505	2,054,271

d) Gross carrying amount as of December 31, 2013 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	As of the end of year
Research instruments	391,599	25,768	—	417,367
Office equipment	169,032	5,822	—	174,854
Vehicles	142,097	379	—	142,476
Vehicles on finance lease	—	95,351	—	95,351
Equipment and computer software	192,484	13,367	—	205,851
Fixtures and fittings	812,229	12,061	—	824,290
Machinery and equipment	581,374	381,250	—	962,624
Buildings on third parties property	3,624,588	—	—	3,624,588
Total 12/31/2013	5,913,403	533,998	—	6,447,401

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

e) Accumulated depreciation as of December 31, 2013 is as follows:

	Depreciation
Class	Accumulated as of beginning of year	Disposals	of the period	Accumulated as of end of year
Research instruments	213,491	—	57,179	270,670
Office equipment	47,947	—	17,481	65,428
Vehicles	68,662	—	24,783	93,445
Vehicles on finance lease	—	—	11,124	11,124
Equipment and computer software	172,745	—	11,425	184,170
Fixtures and fittings	213,310	—	82,075	295,385
Machinery and equipments	83,752	—	71,590	155,342
Buildings on third parties property	331,968	—	150,234	482,202
Total 12/31/2013	1,131,875	—	425,891	1,557,766

On November 30, 2004 a joint arrangement was signed between INDEAR and CONICET with the purpose of cooperation in activities of scientific and technologic research of mutual interest, especially in agricultural biotechnology.

In order to best achieve the objectives of the arrangement, CONICET ceded for free to INDEAR the use of its land in ex- CERIDER (currently CCT- Rosario) for 30 years, that is until 2034, and INDEAR committed to the construction of a building in that land to carry out activities of research and development. INDEAR shall surrender the building and its improvements to CONICET when the joint arrangement is over, while the equipment and furniture are property of INDEAR.

The joint arrangement has a term of 30 years since the signing date, with possibility of renegotiating a extension of the joint arrangement in case CONICET had not decided to take the property for its own and exclusive use. INDEAR has a right of first offer over third parties in relation to the future use of the property. The building is included in property, plant and equipment as “buildings on third parties property”. It is depreciated over 30 years (the term of the contract with CONICET).

See further explanation of this joint arrangement in note 13.2.

The depreciation charge is included in notes 8.3 and 8.4.

The Group has no commitments to purchase items of property, plant and equipment.

7.6.   Intangible assets

Intangible assets as of December 31, 2014, 2013 and January 1, 2013 included the following:

	12/31/2014	12/31/2013	01/01/2013
Gross carrying amount	1,734,607	1,807,677	1,238,780
Accumulated amortization	(123,577)	(88,430)	(61,621)
Net carrying amount	1,611,030	1,719,247	1,177,159

Seed biotechnology

The Group’s seed biotechnology activities concentrate primarily on the development of technologies that increase yield per acre, with a secondary focus on providing crop protection technologies, designed to control weeds, insects or diseases, and enhancing quality traits, to improve nutritional value and

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

other benefits. The Group has sought to develop integrated products that combine three distinct and complementary components, seed traits, germplasms and seed treatments, in order to deliver a superior agronomic proposition to customers.

The Group’s technologies which are capitalized based on an advanced stage of development (phase 4 or higher), are set forth in the table below:

	Technologies				R&D Phase	Entity
Crop	Germplasm	Protection	Yield	Quality
Soybean	MG III-	GT(2)	HB4	—	Advanced	Bioceres
	VIII(1)				Develop.	INC
Wheat	Spring/winter	GluT(2)	HB4	—	Advanced	Trigall
					Develop.	Genetics
(4) (Note
13.i)
Alfalfa	Non-dorm.	Genuity(2)	—	HarvXtra	Advanced	Bioceres
	(1)			(3)	Develop.
Amaranth	A.cruentus(1)	ALS(2)	—	—	Pre-launch	INDEAR

Notes:

(1)	Soybean germplasms are categorized by maturity groups (MG) from III to VIII. Non-dormant germplasms are alfalfa elite breeding materials without winter dormancy. A. cruentus germplasms are amaranth varieties of the A. cruentus species.
(2)	GT means glyphosate tolerance. GluT means glufosinate tolerance. Genuity is the glyphosate tolerance technology developed by Monsanto and Forage Genetics International for alfalfa. ALS means ALS-inhibitor herbicide tolerance.
(3)	HarvXtra is the reduced lignin technology in alfalfa developed by Monsanto and Forage Genetics International and de-regulated by us in Argentina. LXR is a delayed-senescence technology used in multiple crops, shown to improve quality and forage productivity in alfalfa.
(4)	Included in Trigall’s financial statements. Reflected in the consolidated financial statements through the equity method investment.

Agro-industrial biotechnology

The Group’s agro-industrial biotechnology segment focuses on the production of enzymes that have industrial application and/or microbial fermentation solutions for a variety of different industries.

The Group’s technologies which are capitalized based on an advanced stage of development (phase 4 or higher), are set forth in the table below:

Product or solution	R&D Phase	Entity
SPC (*) molecular farming platform	Pre-launch	INDEAR

(*)	SPC is a technology for the production of bovine chymosin, an enzyme used in the manufacturing of cheese.

Those research and development expenses that were not capitalized - because they had not fulfilled the requirements of IAS 38 - are described in Note 8.3.

The Group currently generates revenues in its agro-industrial biotechnology segment through the sale of chymosin, which it intends to increase to significant levels as the industrial-scale facility the Group plans to build becomes operational.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

a) Net carrying amount of each class of intangible assets is as follows:

Class	Net Carrying amount 12/31/2014	Net Carrying amount 12/31/2013	Net Carrying amount 01/01/2013
Seed biotechnology
Amaranth ALS	119,859	102,370	76,830
Soybean HB4	471,167	899,955	369,070
Alfalfa Genuity Harv Xstra	83,990	—	—
Agro-industrial biotechnology
SPC Molecular Farming Platform	843,921	714,313	728,567
Other intangible assets
Certification ISO Standards	—	—	—
Trademarks and patents	91,166	—	—
Software	927	2,609	2,692
Total	1,611,030	1,719,247	1,177,159

b) Gross carrying amount as of December 31, 2014 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	As of the end of year
Seed biotechnology
Amaranth ALS	102,370	17,489	—	119,859
Soybean HB4	899,955	134,920	(563,708)	471,167
Alfalfa Genuity Harv Xstra	—	83,990	—	83,990
Agro-industrial biotechnology
SPC Molecular Farming Platform	739,490	154,785	—	894,275
Other intangible assets
Certification ISO Standards	28,366	—	—	28,366
Trademarks and patents	5,410	99,454	—	104,864
Software	32,086	—	—	32,086
Total 12/31/2014	1,807,677	490,638	(563,708)	1,734,607

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

c) Accumulated amortization as of December 31, 2014 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	for the year	Accumulated as of the end of year
Seed biotechnology
Amaranth ALS	—	—	—	—
Soybean HB4	—	—	—	—
Alfalfa Genuity Harv Xstra	—	—	—	—
Agro-industrial biotechnology
SPC Molecular Farming Platform	25,177	—	25,177	50,354
Other intangible assets
Certification ISO Standards	28,366	—	—	28,366
Trademarks and patents	5,410	—	8,288	13,698
Software	29,477	—	1,682	31,159
Total 12/31/2014	88,430	—	35,147	123,577

d) Gross carrying amount as of December 31, 2013 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	As of the end of year
Seed biotechnology
Amaranth ALS	76,830	25,540	—	102,370
Soybean HB4	369,070	530,885	—	899,955
Alfalfa Genuity Harv Xstra	—	—	—	—
Agro-industrial biotechnology
SPC Molecular Farming Platform	728,567	10,923	—	739,490
Other intangible assets
Certification ISO Standards	28,366	—	—	28,366
Trademarks and patents	5,410	—	—	5,410
Software	30,537	1,549	—	32,086
Total 12/31/2013	1,238,780	568,897	—	1,807,677

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

e) Accumulated amortization as of December 31, 2013 included the following:

	Amortization
Class	Accumulated as of beginning of year	Disposals	for the year	Accumulated as of the end of year
Seed biotechnology
Amaranth ALS	—	—	—	—
Soybean HB4	—	—	—	—
Alfalfa Genuity Harv Xstra	—	—	—	—
Agro-industrial biotechnology
SPC Molecular Farming Platform	—	—	25,177	25,177
Other intangible assets
Certification ISO Standards	28,366	—	—	28,366
Trademarks and patents	5,410	—	—	5,410
Software	27,845	—	1,632	29,477
Total 12/31/2013	61,621	—	26,809	88,430

The biotechnology projects are internally generated intangible assets related to biotechnology developments. The remaining intangible assets were acquired from third parties.

Estimate

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group’s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above mentioned assets through the generation of enough future economic benefits.

7.7.	Goodwill

The Group is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

The carrying amount of goodwill is wholly allocated to the INDEAR CGU as follows:

	INDEAR CGU
	12/31/2014	12/31/2013	01/01/2013
Goodwill	536,065	536,065	536,065
Total	536,065	536,065	536,065

There are no intangible assets with indefinite useful life allocated to this CGU.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The recoverable amounts of the CGU have been determined from value in use calculations based on cash flow projections from budgets formally approved by the Company’s board of directors covering a period up to 2032. A period longer than 5 years was used because of the long term development cycle of the technologies involved. Management considers that these projections represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the cash flow projections over that longer period.

The key assumptions on which management has based its cash flow projections and management´s approach to determining the values assigned to each key assumption, are as follows:

Key assumption	Management’s approach
Discount rate	The discount rate is estimated on the basis of the Capital Assets Pricing Model (CAPM) using a market capital structure. The 10 year USA government bond rate was used as “risk free interest rate” and the Argentina’s EMBI as “country risk premium”. The value assigned is consistent with external sources of information.
Budgeted commodities prices	Based on current market prices of commodities (soybean, wheat, corn, etc).
The value assigned is consistent with external sources of information.
Budgeted market share of joint ventures	It was estimated on the basis of information about market share of comparable technologies and the future expectations on market and economic conditions.
The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

7.8.	Trade and other payables
	12/31/2014	12/31/2013	01/01/2013
Trade creditors	4,422,295	5,417,344	4,334,787
Project wheat BIOINTA	29,225	36,694	74,815
	4,451,520	5,454,038	4,409,602

Fair value does not differ materially to carrying amount.

7.9.	Borrowings
	12/31/2014	12/31/2013	01/01/2013
Current
Bank overdraft	2,796	780,749	376,688
Loan ARAI (FONTAR)	50,955	219,331	—
Loan BICE guaranteed by SGR	27,184	27,175	18,558
Other loans	399,596	333,206	657,248
Green line loan	223,467	—	—
Finance lease	26,008	13,402	—
	730,006	1,373,863	1,052,494

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

	12/31/2014	12/31/2013	01/01/2013
Non Current
Loan ARAI (FONTAR)	547,166	457,236	561,568
Loan BICE guaranteed by SGR	122,330	195,091	273,433
Finance lease	—	33,586	—
Green line loan	465,287	—	—
	1,134,783	685,913	835,001

Further information about finance leases is in note 16.

7.10.	Employee benefits and social security
	12/31/2014	12/31/2013	01/01/2013
Salaries	4,514	187,787	437
Social Security	136,121	154,263	88,013
Social Security payment plans	27,083	26,580	—
Accrued vacation and annual leave	128,499	121,438	100,966
	296,217	490,068	189,416

Fair value does not differ materially to carrying amount.

7.11.	Deferred revenue and advances from customers
	12/31/2014	12/31/2013
As of January 1	417,069	256,204
Deferred during the year	—	160,865
Released to the statement of profit or loss	(170,396)	—
As of December 31	246,673	417,069
	12/31/2014	12/31/2013	01/01/2013
Current	214,173	382,069	—
Non Current	32,500	35,000	256,204
Total	246,673	417,069	256,204
7.12.	Other tax payables
	12/31/2014	12/31/2013	01/01/2013
Turnover tax	79,894	26,243	9,281
Tax for registration and municipal inspection	26,276	3,420	18,632
Income tax withholdings	13,736	30,302	23,772
Value added tax witholdings	988	433	—
Tax over personal goods- Substitute taxpayer	—	—	2,029
	120,894	60,398	53,714

Fair value does not differ materially to carrying amount.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

7.13.	Government grants
	12/31/2014	12/31/2013
As of January 1	1,126,039	859,607
Received during the year	1,264,629	1,328,825
Released to the statement of profit or loss	(1,343,806)	(1,062,393)
As of December 31	1,046,862	1,126,039
	12/31/2014	12/31/2013	01/01/2013
Current	214,808	202,347	126,915
Non Current	832,054	923,692	732,692
Total	1,046,862	1,126,039	859,607

There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

7.14.	Provisions
	12/31/2014	12/31/2013	01/01/2013
Provisions for taxes	251,181	—	—
	251,181	—	—

The Group has recorded a provision for eventual tax claims that could arise in the ordinary course of its business, applying a prudent criteria based on tax advisor views and management assessment of the best estimate of the amount of eventual claims. These potential claims are not likely to have a material effect on the results of operations, cash flow or financial position of the Group.

Management thinks insufficient objective evidence exists to determine the timing of the outflows of cash because of the lack of experience on similar cases. However, the provision was classified as current liability, applying a prudent judgment, assuming that an outflow of cash could occur before one year from the end of the reporting period.

There are no expected reimbursements related to provisions.

The rollforward of the provision is in Note 7.16.

Estimate

In order to assess the need for provisions and disclosures in its consolidated financial statements, management considers the following factors: nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; the progress of the eventual case; the opinions or views of tax and legal advisers; experience on similar cases; and any decision of the Group’s management as to how it will respond to the eventual claim.

7.15.	Puttable instruments
	12/31/2014	12/31/2013	01/01/2013
Puttable shares	1,668,133	—	—
	1,668,133	—	—

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

As of December 31, 2014, the Group has non-current liabilities of US$ 1,816,430 consisting of puttable instruments relating to ordinary shares of Bioceres S.A. purchased by two investors, each of which has the right to put the shares back to the Group for cash consideration.

On July 15, 2014 and November 21, 2014, respectively, San Cristóbal and YPF each purchased 1,289 shares (equivalent to 64,450 shares after the 50-1 share split authorized by shareholders on December 17, 2014) of Bioceres S.A. in connection with the Company’s capital increase at a value per share of US$ 791.64 (equivalent to US$ 15.85 per share after the 50-1 share split authorized by shareholders on December 17, 2014), for total consideration of US$1,020,424 each. Each entity concurrently signed a put option contract with Bioceres, Inc. providing each entity the right to sell such shares to Bioceres, Inc. for a price equivalent to US$791.64 per share plus 4.5% of interest from the period between the date on which the agreement was signed and the date on which the option is exercised. The option can be exercised incrementally each year in an amount equal to 20% of the total acquired shares beginning in July 2018 in the case of San Cristóbal and November 2016 in the case of YPF.

Judgment

The holders of the shares have the right to put the shares back to the Group for cash.

The financial instruments are considered to be compound financial instruments because there are both equity (share of profit and loss) and liability (redemption amount, including interest) components. The difference between the fair value at initial recognition of the liability component and the cash received is considered an equity component. The liability component is considered a puttable instrument classified as a non-current financial liability.

The puttable instrument component does not meet the exceptions of paragraph 16 A of IAS 32 because not all financial instruments in the most subordinated class of shares are puttable, and the expected cash flows attributable to the puttable shares are fixed.

The fair value of the liability component is the present value of the contractual cash flows which consist of the interest payment and the redemption amount of US$ 791.64 per share (equivalent to US$ 15.85 per share after the 50-1 share split authorized by shareholders on December 17, 2014), discounted using a market rate of interest applicable to a comparable instrument (regarding credit quality, cash flows and terms) but without the conversion option. Management considers that an appropriate market interest rate is 9%. Fair value of component liability at initial recognition is US$ 1,627,470 and the equity component is US$ 413,377.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

7.16.	Changes in allowance and provisions
Item	Balance 12/31/2013	Additions	Amounts used	Reversals	Balance 12/31/2014
DEDUCTED FROM ASSETS
Deducted from current assets
Allowance for impairment of trade debtors (Note 7.2)	(106,942)	(70,547)	106,942	—	(70,547)
Allowance for impairment of trade debtors under litigation (Note 7.2)	(98,263)	—	—	—	(98,263)
Deducted from non current assets
Allowance for impairment of other receivables (Note 7.3)	(6,990)	—	6,990	—	—
	(212,195)	(70,547)	113,932	—	(168,810)
INCLUDED IN LIABILITIES
Provisions for taxes (Note 7.14)	—	(251,181)	—	—	(251,181)
	—	(251,181)	—	—	(251,181)
Total	(212,195)	(321,728)	113,932	—	(419,991)
Item	Balance 01/01/2013	Additions	Amounts used	Reversals	Balance 12/31/2013
DEDUCTED FROM ASSETS
Deducted from current assets
Allowance for impairment of trade debtors (Note 7.2)	—	(106,942)	—	—	(106,942)
Allowance for impairment of trade debtors under litigation (Note 7.2)	(98,263)	—	—	—	(98,263)
Deducted from non current assets
Allowance for impairment of other receivables (Note 7.2)	(9,269)	—	2,279	—	(6,990)
	(107,532)	(106,942)	2,279	—	(212,195)
INCLUDED IN LIABILITIES
Provisions for taxes (Note 7.14)	—	—	—	—	—
	—	—	—	—	—
Total	(107,532)	(106,942)	2,279	—	(212,195)

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

8.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
8.1.	Revenue
	Year ended
	12/31/2014	12/31/2013
Sale of goods	5,396,964	4,583,739
Rendering of services (Note 17.)	4,159,365	1,979,877
Royalties	793,675	817,336
Licenses	67,453	—
Other	52,486	6,336
	10,469,943	7,387,288

Revenue transactions with shareholders and other related parties are described in note 17.

8.2.	Cost of Sales
Item	12/31/2014	12/31/2013
Inventory as of the beginning of the year	967,220	998,428
Purchases of the year	4,921,158	3,903,810
Production costs (note 8.4.)	1,193,800	1,584,400
Subtotal	7,082,178	6,486,638
Inventory as of the end of the year (Note 7.4.)	(971,438)	(967,220)
Cost of sales	6,110,740	5,519,418
8.3.	R&D classified by nature
Item	Research and development expenses Total 12/31/2014	Research and development expenses Total 12/31/2013
Professional fees	206,354	199,924
Employee benefits and social security	538,013	390,327
Staff related expenses	63,545	77,420
Depreciation property, plant and equipment	306,723	374,741
Telephone and communications	4,417	11,261
Office supplies	4,223	4,339
Supplies and materials	58,321	30,235
Rent and other office expenses	579	—
Outsourced services	12,187	1,216
Taxes	72,478	70,220
Insurance	4,760	10,395
Freight	5,961	5,775
Events and meetings	1,045	1,012
Mobility and travel	94,685	87,048
Mailing	2,662	2,369
Publicity and advertising	429	—

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Item	Research and development expenses Total 12/31/2014	Research and development expenses Total 12/31/2013
Commissions and rights	1,374	1,331
Laboratory expenses	198,991	126,283
Certifications and seals	1,182	19,082
Security expenses	54,904	53,193
Maintenance	7,015	103,648
Subscriptions	2,985	22,223
Training	1,937	1,994
Miscellaneous	887	346
Total	1,645,657	1,594,382
	Year ended
	12/31/2014	12/31/2013
R&D Capitalized (Note 7.6)	391,185	567,348
R&D profit and loss	1,645,657	1,594,382
Total	2,036,842	2,161,730
% of total revenue (*)	17.24%	25.58%

(*)	Includes government grants
8.4.	Expenses classified by nature and function
Item	Production Costs	Selling, general and administrative expenses	Total 12/31/2014
Professional fees	—	439,741	439,741
Employee benefits and social security	—	1,212,474	1,212,474
Staff related expenses	32,921	308,414	341,335
Depreciation property, plant and equipment	—	189,782	189,782
Amortization intangible assets	35,147	—	35,147
Telephone and communications	—	19,151	19,151
Office supplies	—	4,861	4,861
Supplies and materials	—	1,704	1,704
Rent and other office expenses	—	20,826	20,826
Outsourced services	—	156,074	156,074
Taxes	—	356,669	356,669
Bank expenses and commissions	15,812	147,856	163,668
Insurance	—	16,748	16,748
Freight	16,134	48,943	65,077
Events and meetings	—	86,113	86,113
Mobility and travel	—	213,587	213,587
Mailing	—	5,298	5,298
Publicity and advertising	—	53,840	53,840

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Item	Production Costs	Selling, general and administrative expenses	Total 12/31/2014
Analysis and storage	703,781	—	703,781
Commissions and rights	—	17,873	17,873
Royalties	390,005	—	390,005
Certifications and seals	—	6,909	6,909
Security expenses	—	10,571	10,571
Maintenance	—	21,670	21,670
Subscriptions	—	46,109	46,109
Provisions	—	251,181	251,181
Impairment of receivables	—	70,547	70,547
Miscellaneous	—	14,570	14,570
Total 12/31/2014	1,193,800	3,721,511	4,915,311
Item	Production Costs	Selling, general and administrative expenses	Total 12/31/2013
Professional fees	—	417,224	417,224
Employee benefits and social security	—	1,143,166	1,143,166
Staff related expenses	—	29,567	29,567
Depreciation property, plant and equipment	—	51,150	51,150
Amortization intangible assets	26,809	—	26,809
Telephone and communications	—	14,834	14,834
Office supplies	—	10,849	10,849
Rent and other office expenses	—	11,793	11,793
Outsourced services	147	183,165	183,312
Taxes	—	308,171	308,171
Bank expenses and commissions	—	128,445	128,445
Insurance	—	13,674	13,674
Freight	65,719	108,098	173,817
Events and meetings	—	93,806	93,806
Mobility and travel	—	202,593	202,593
Mailing	—	5,091	5,091
Publicity and advertising	—	173,426	173,426
Analysis and storage	812,173	—	812,173
Stamps	3,716	—	3,716
Commissions and rights	—	15,611	15,611
Royalties	674,509	—	674,509
Certifications and seals	—	9,063	9,063
Maintenance	—	5,827	5,827
Subscriptions	—	34,997	34,997
Impairment of receivables	—	104,663	104,663
Miscellaneous	1,327	18,866	20,193
Total 12/31/2013	1,584,400	3,084,079	4,668,479

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

8.5.	Finance income
	Year ended
	12/31/2014	12/31/2013
Interests	5,738	269,559
Profit for operations with bonds	779,371	465,541
	785,109	735,100
8.6.	Finance costs
	Year ended
	12/31/2014	12/31/2013
Exchange differences	29,030	411,674
Interests	(709,470)	(1,306,809)
	(680,440)	(895,135)
9.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	12/31/2014	12/31/2013	01/01/2013
Current assets
Income tax	54,354	38,045	81,755
	54,354	38,045	81,755
Non current assets
Income tax	99,635	102,782	54,662
Minimum presumed income tax	337,792	188,072	470,561
	437,427	290,854	525,223
Current liabilities
Minimum presumed income tax	(6,222)	(32,132)	(70,821)
Income tax	(292,022)	(226,774)	—
	(298,244)	(258,906)	(70,821)

The breakdown of items making up deferred tax assets and liabilities as of December 31, 2014, December 31, 2013 and January 1, 2013 is as follows:

	12/31/2014	12/31/2013	01/01/2013
Deferred tax assets
Discounted Value Monetary Assets and Liabilities	34,033	4,511	(135,370)
Unused Tax Losses	1,487,615	1,676,488	924,439
Research and Development	203,851	177,612	1,121,462
Property, Plant and Equipment Depreciation	(855,776)	(697,090)	(429,289)
Provision for Impairment of Receivables	28,148	31,936	1,872
Government grants	383,901	394,114	300,863
Inventories	83,305	13,488	48,737
Deferred Revenue and Advances from Customers	12,250	13,125	14,000
Total deferred tax assets	1,377,327	1,614,184	1,846,714
Allowance for unused tax losses	(110,103)	—	—
Total Deferred Tax Assets Net	1,267,224	1,614,184	1,846,714

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The roll forwards of deferred tax assets and liabilities as of December 31, 2014, 2013 and January 1, 2013 are as follows:

	Balance	Income tax provision	Balance	Income tax provision	Balance
	01/01/2013	12/31/2013	12/31/2013	12/31/2014	12/31/2014
Deferred tax assets
Discounted Value Monetary Assets and Liabilities	(135,370)	139,881	4,511	29,522	34,033
Unused Tax Losses	924,439	752,049	1,676,488	(188,873)	1,487,615
Research and Development	1,121,463	(943,851)	177,612	26,239	203,851
Property, Plant and Equipment Depreciation	(429,289)	(267,801)	(697,090)	(158,686)	(855,776)
Provision for Impairment of Receivables	1,872	30,064	31,936	(3,788)	28,148
Government grants	300,863	93,251	394,114	(10,213)	383,901
Inventories	48,737	(35,249)	13,488	69,817	83,305
Deferred Revenue and Advances from Customers	14,000	(875)	13,125	(875)	12,250
Total deferred tax assets	1,846,715	(232,531)	1,614,184	(236,857)	1,377,327
Allowance for unused tax losses	—	—	—	(110,103)	(110,103)
Total Deferred Tax Assets Net	1,846,715	(232,531)	1,614,184	(346,960)	1,267,224

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the company and its Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	Year ended
	12/31/2014	12/31/2013
Loss before income tax	(490,566)	(2,352,017)
Tax rate	35%	35%
Income tax charge by applying
Tax rate to profit / (loss) before tax	171,698	823,206
Non deductible expenses	6,470	(72,536)
Share of profit or loss of joint ventures	(325,877)	(155,324)
Intragroup gains and losses	214,846	(374,856)
Exchange difference	(638,888)	(867,124)
Others	(9,282)	(17,143)
Allowance for unused tax losses	(110,103)	—
Difference between affidavit tax and provision tax 2013	1,096	—
Income tax expense	(690,040)	(663,776)
Effective tax rate	141%	28%

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The charge for income tax charged directly to profit or loss includes the following:

	Year ended
	12/31/2014	12/31/2013
Current tax	(344,176)	(431,245)
Difference between affidavit tax and provision tax 2013	1,096	—
Allowance for unused tax losses	(110,103)	—
Deferred tax	(236,857)	(232,531)
	(690,040)	(663,776)

The amount and expiry date of carry forward tax losses as of December 31, 2014 is as follows:

Fiscal Year	Tax Losses (35%)	Prescription
12/31/2010	126,404	12/31/2015
12/31/2011	99,528	12/31/2016
12/31/2012	156,282	12/31/2017
12/31/2012	101,963	12/31/2032
12/31/2013	131,076	12/31/2018
12/31/2013	622,703	12/31/2033
12/31/2014	249,659	12/31/2019
	1,487,615

The amount of tax losses for the fiscal year ended on December 31, 2014 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of minimum presumed income tax as of December 31, 2014 is as follows:

Fiscal Year	Amount	Prescription Year
12/31/2005	6,765	12/31/2015
12/31/2006	6,057	12/31/2016
12/31/2007	10,477	12/31/2017
12/31/2008	11,207	12/31/2018
12/31/2009	13,147	12/31/2019
12/31/2010	19,670	12/31/2020
12/31/2011	28,154	12/31/2021
12/31/2012	43,501	12/31/2022
12/31/2013	49,311	12/31/2023
12/31/2014	149,503	12/31/2024
TOTAL	337,792

The amount of tax credit of minimum presumed income tax for the fiscal year ended on December 31, 2014 is an estimate of the amount to be presented in the tax return.

Estimate

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax loses and deductible temporary

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

differences) and the credit of minimum presumed income tax, because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

On the basis of projections of future taxable income through the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset for which an allowance has been recognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

10.	EARNINGS PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	12/31/2014	12/31/2013
Numerator
Profit or loss for the year (basic EPS)	(1,321,310)	(2,837,027)
Profit or loss for the year (diluted EPS)	(1,321,310)	(2,837,027)
Denominator
Weighted average number of shares (basic EPS)	12,313,488	12,201,061
Weighted average number of shares (diluted EPS)	12,313,488	12,201,061

There are 2,578 puttable shares (note 7.15) not included in the EPS calculations for the year ended December 31, 2014 because they are antidilutive for that period. These puttable shares could potentially dilute EPS in the future.

On December 17, 2014, the Company’s shareholders authorized a capital increase issuing up to 3,800 new ordinary book-entry shares, with a par value of AR$100 each and the right to one vote per share.

Moreover, on December 17, 2014, the Company’s shareholders authorized: (i) to effect a 50-for-1 share split of the Company’s ordinary shares, and (ii) an additional capital increase issuing up to 12,000,000 new ordinary book-entry shares, with a par value of AR$2 each and the right to one vote per share, which includes shares for the possible over-allotment of the IPO. The number of the 12,000,000 new ordinary book-entry shares excludes:

•	464,520 ordinary shares issuable upon the exercise of stock options as of the date hereof under share option agreements to be entered into with certain of the Company’s key employees and members of its board of directors, with an exercise price of US$ 15.85 per ordinary share; and
•	799,480 ordinary shares reserved for future issuance, consisting of 167,480 ordinary shares issuable upon the exercise of future stock option awards and 632,000 ordinary shares issuable pursuant to future stock grants, in each case authorized by the Company’s shareholders as of the date hereof.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The effect of the share split was considered retrospectively in the EPS calculations as required by IAS 33. The share split is conditional upon the effectiveness of the public offering. The denominators used in the EPS calculation are based on the assumption of the effectiveness of the public offering.

The probable future issue of shares related to the authorized capital increase of 12,000,000 shares for the IPO would have changed significantly the number of ordinary shares outstanding at the end of the reporting period if those shares had been issued before December 31, 2014. The future issue of shares related to the “stock options” and “stock grants” arrangements above mentioned could potentially dilute EPS in the future.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after December 31, 2014 that would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period, if those transactions had occurred before December 31, 2014, except for the subsequent capital increase of 3,800 shares authorized by shareholders on December 17, 2014 (equivalent to 190,000 shares after 50-1 share split).

11.	INFORMATION ABOUT CONSOLIDATED COMPONENTS OF EQUITY
11.1.	Shareholder’s Contributions

The authorized capital as of the end of each year is as follows:

Year	Authorized capital (AR$)	Authorized capital (number of shares)
01/01/2013	25,264,300	252,643
12/31/2013	25,264,300	252,643
12/31/2014	49,644,300	24,822,150

The figures as of December 31, 2014 include the increase of capital and share split authorized by shareholders on December 17, 2014 and described in note 10.

The share split and the issue of 12,000,000 shares are conditional upon the effectiveness of the public offering. Both transactions are included on the assumption that the public offering becomes effective.

Shares outstanding as of the end of each year are as follows:

Year	Number of shares	Class	Face value (AR$)	Voting rights (per share)	Number of shares issued and fully paid	Number of shares issued and not paid
01/01/2013	242,926	Ordinary	100	1	242,557	369
12/31/2013	244,635	Ordinary	100	1	244,516	119
12/31/2014	12,632,150	Ordinary	2	1	12,631,500	650

The figures as of December 31, 2014 include the effect of the share split approved by the Company’s shareholders on December 17, 2014 as described in note 10.

The share split is conditional upon the effectiveness of the public offering. It is included on the assumption that the public offering becomes effective.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Below is a description of share capital as of the end of each year:

Year	Capital Subscribed and issued (AR$)	Capital fully paid (AR$)	Capital subscribed and not paid (AR$)	Capital Subscribed and issued (US$)	Capital subscribed and fully paid (US$)	Capital subscribed and not paid (US$)
01/01/2013	24,292,600	24,255,700	36,900	6,704,303	6,695,956	8,347
12/31/2013	24,463,500	24,451,600	11,900	6,742,969	6,740,277	2,692
12/31/2014	25,264,300	25,263,000	1,300	6,924,146	6,923,852	294

In the figures as of December 31, 2014 are included 2,578 puttable shares (US$ 58,326), which are fully paid. Further detail is in note 7.15.

The reconciliation of the number of shares outstanding at the beginning and at the end of each reporting period (including the retrospective effect of the share split approved by the shareholders on December 17, 2014) is as follows:

Period	Number of shares outstanding without share split	Retrospective effect of share split (Note 20)	Number of shares outstanding with retrospective effect of share split	Capital Subscribed and issued (AR$)	Capital Subscribed and issued (US$)
01/01/2013	242,926	11,903,374	12,146,300	24,292,600	6,704,303
Shares issued	1,709	83,741	85,450	170,900	38,666
12/31/2013	244,635	11,987,115	12,231,750	24,463,500	6,742,969
Shares issued (not puttable)	5,430	266,070	271,500	543,000	122,851
Shares issued (puttable)	2,578	126,322	128,900	257,800	58,326
Devolution of own shares	(1,832)	(89,768)	(91,600)	(183,200)	(41,448)
Sale of own shares	1,832	89,768	91,600	183,200	41,448
12/31/2014	252,643	12,379,507	12,632,150	25,264,300	6,924,146

In September 2014 the Company received 1,832 of its own shares from Arcadia as consideration for the reduction in the funding obligations of Arcadia for services rendered in relation to Verdeca for the years 2012 and 2013 and the rendering of research and development services (see note 13.1).

In December 2014, the Company sold those shares to Elea for US$ 1,450,256.

The increase in number of shares from the share split approved by the Company’s shareholders on December 17, 2014 is conditional upon the effectiveness of the public offering. It is included on the assumption that the public offering becomes effective.

The executive officers, directors, and certain shareholders of the Company, holding collectively the majority of the Company’s outstanding ordinary shares, as of the date of authorization of issue of this consolidated financial statements, have agreed not to offer, sell, or agree to sell, directly or indirectly, any ordinary shares for a period of 180 days after the date of the prospectus of the IPO.

Additionally, that executive officers, directors, and shareholders have assigned the Company’s preemptive rights to the IPO’s international underwriters.

The amounts included in “Share Premium” are the amounts subscribed for share capital in excess of par value (net of transaction costs).

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

11.2.	Non- Controlling Interests

The NCI of all subsidiaries not wholly owned by the Group are immaterial.

12.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Significant non-cash transactions related to investing and financing activities are as follows:

	Year ended
	12/31/2014	12/31/2013
Financing activities
Reception of own shares from Arcadia	1,450,266	—
	1,450,266	—

The devolution of Bioceres own shares is related to the reduction in the funding obligations of Arcadia and the rendering of research and development services. See further explanation in note 13.1.

13.	JOINT ARRANGEMENTS
13.1	Joint Ventures
Investments in joint ventures	12/31/2014	12/31/2013	01/01/2013
Trigall Genetics	962,921	440,900	—
Verdeca	—	—	—
SEMYA	401,756	—	—
	1,364,677	440,900	—
	Year ended
Share of profit or loss of joint ventures	12/31/2014	12/31/2013
Trigall Genetics (i)	(522,021)	(443,784)
Verdeca (ii)	—	—
SEMYA (iii)	(409,055)	—
	(931,076)	(443,784)
	12/31/2014	12/31/2013
As of January 1	(440,900)	—
Contributions	7,299	2,884
Share of profit or loss	(931,076)	(443,784)
As of December 31	(1,364,677)	(440,900)

(i) Trigall Genetics S.A.

This joint venture was formed in December 2013 with Florimond Desprez (a company from France with a internationally recognized track record in wheat breeding) through Bioceres, Inc. Equity interest is equally shared between both participants.

Trigall is a separately structured vehicle incorporated and operating in Uruguay. The primary activity of Trigall is being engaged in the development and deregulation of conventional and GM wheat varieties in Latin America, which is in line with the Group’s core business.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

This joint arrangement provides for each of the joint venture partners to exclusively license its trait and germplasm technologies to Trigall for use in wheat. The Group granted an exclusive, sub licensable license to Trigall for certain of Group’s technologies, including HB4, for use in wheat.

Both the Group and Florimond Desprez have agreed to make loans to Trigall in accordance with each party’s ownership interest in the joint venture to provide it funds needed for its operation and growth.

The first products in Trigall’s pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall licensees. The first Group’s GM product is HB4, which is now in the advanced development and deregulation phase. Trigall is currently seeking to add other market channel partners in the region.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Trigall. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the consolidated financial statements using the equity method. The shares of Trigall are not quoted.

Summarized financial information in relation to the joint venture is presented below:

Summarized statements of financial position

	Trigall Genetics S.A.
	12/31/2014	12/31/2013
Current assets	25,735	6,443
Non current assets	3,324,690	1,252,916
Total assets	3,350,425	1,259,359
Current liabilities	1,489,277	1,247,098
Non current liabilities	1,844,808	—
Total liabilities	3,334,085	1,247,098
Equity before profit or loss	12,261	5,780
Profit or loss	4,079	6,481
Equity	16,340	12,261
Total equity and liabilities	3,350,425	1,259,359

Summarized statements of profit or loss and other comprehensive income

	Trigall Genetics S.A.
	Year ended
	12/31/2014	12/31/2013
Revenue	15,000	—
Administrative expenses	(73,770)	(512)
Finance income	64,130	9,028
Profit / (loss) before income tax	5,360	8,516
Income tax	(1,281)	(2,035)
Profit / (loss)	4,079	6,481
Total comprehensive income	4,079	6,481

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

As of December 31, 2014 and 2013, the Group recognized in the consolidated financial statements a negative carrying amount of the investment in Trigall for US$ 962,921 and US$ 440,900, respectively. The negative carrying amount is generated from the elimination of the Group’s share (50%) of unrealized profit included in the intangible assets of Trigall.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

(ii) Verdeca LLC

This joint venture was formed in February 2012 with Arcadia (an USA based company that develops agricultural biotechnologies) through Bioceres, Inc. Equity interest is equally shared between both participants.

Verdeca LLC is a separately structured vehicle incorporated and operating in USA. The primary activity of Verdeca is the development and deregulation of soybean traits with second generation technology, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to license its trait technologies to Verdeca for use in soybeans. The Group granted an exclusive, worldwide, sub licensable license to Verdeca for its technologies, including HB4, for use in soybeans. Both partners also have granted Verdeca a right of first offer to obtain a license to the intellectual property rights that are owned, licensed to, or acquired by the Group or Arcadia, as applicable, in the future and that are reasonably necessary or useful with respect to soybean traits.

The first product in Verdeca pipeline is the Group’s HB4 trait, a drought and salinity tolerance trait that is in the advanced development phase. Verdeca’s pipeline also includes Arcadia’s nutrient use efficiency and water use efficiency technologies, which are combined in a two-trait stack that will be further stacked with HB4. Verdeca has successfully negotiated favorable market access in South America and is growing its partnerships in USA, India and China.

Through Verdeca, the Group entered into a series of agreements with GDM Seeds for the licensing of biotechnology related to soy.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement, with the rights to the assets and obligation for liabilities of the joint arrangement resting primarily with Verdeca. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the consolidated financial statements using the equity method. The shares of Verdeca are not quoted.

Through services rendered by INDEAR, the Group’s R&D company, Verdeca has completed and submitted regulatory dossiers for the commercial approval of HB4 soybean in Argentina. Through Arcadia, Verdeca has completed field and laboratory work in the USA aimed at producing regulatory dossiers to request commercial approval of HB4 soybean for that territory.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

(iii) SEMYA S.A.

This joint venture was launched in 2012 and formalized in August 2014 with Rizobacter Argentina (an Argentine company that develops agricultural biologicals) and Bioceres. Equity interest is equally shared between both participants.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

SEMYA is a separately structured vehicle incorporated and operating in Argentina. The primary activity of SEMYA is being engaged in the development and deregulation of second generation agricultural biological products, in particular, seed treatments tailored for particular soil environments, which is in line with the Group’s core business.

The joint venture agreement provides for each party to render the services required to advance a mutually agreed work plan and which each party agrees to fund in proportion to its equity interest. Under the services agreements, both the Group and Rizobacter Argentina agree to provide to SEMYA the licenses required for product development and commercialization, while results obtained in the provision of the services are owned by SEMYA. SEMYA creates customized seed treatments based on soil conditions on a given agricultural environment and on specific trait-germplasm combinations.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement, with the rights to the assets and obligation for liabilities of the joint arrangement resting primarily with SEMYA. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the consolidated financial statements using the equity method. The shares of SEMYA are not quoted.

Summarized financial information in relation to the joint venture is presented below:

Summarized statements of financial position

	SEMYA S.A.
	12/31/2014	12/31/2013
Current assets	175,384	—
Non current assets	451,173	—
Total assets	626,557	—
Current liabilities	1,428,316	—
Non current liabilities	1,752	—
Total liabilities	1,430,068	—
Equity before profit or loss	14,599	—
Profit or loss	(818,110)	—
Equity	(803,511)	—
Total equity and liabilities	626,557	—

Summarized statements of profit or loss and other comprehensive income

	SEMYA S.A.
	Year ended
	12/31/2014	12/31/2013
Research and development	(1,277,957)	—
Finance income	10,447	—
Profit / (loss) before income tax	(1,267,510)	—
Income tax	449,400	—
Profit / (loss)	(818,110)	—
Total comprehensive income	(818,110)	—

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

As of December 31, 2014, the Group recognized in the consolidated financial statements negative carrying amount of the investment in SEMYA for US$ 401,756 generated from SEMYA’s negative equity.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

(iv) Announced joint ventures at pre-operational stage

In September 2014, the Group signed a framework agreement with S&W Seed Company, that is intended to lead to the creation of a joint venture that will be dedicated to the development and deregulation of alfalfa traits, of which the Group will have a 50% equity interest. S&W is a company incorporated in the USA, which has alfalfa germplasm assets, mainly in respect of non-dormant alfalfa.

The framework agreement provides the joint venture to act as sales agent of S&W Seed Company conventional genetics in South America, with S&W providing a significant portion of the financing for these seed sales.

13.2	Joint Operations

The Group engages in joint arrangements not structured through a separate vehicle with strategic partners with a focus on product development or with governmental entities and internationally recognized research institutions with whom the Group collaborates in pre-competitive technology sourcing and early-stage research.

The collaborative agreements that focus on product development are primarily driven by the Group’s commercial interest in a particular product. Some of the most important collaborations of this nature are:

-	Monsanto and Forage Genetics International: for deregulation of Genuity HarvXstra alfalfas in Argentina.
-	DBN Biotechnology Center of China: for development of crop protection technologies for soybean and corn.
-	YPF: for the development of technologies for the production of second-generation bio-ethanol.

On the other hand, the collaborations that focus on technology sourcing are primarily driven by the Group’s ability to accelerate in a capital-efficient manner the validation of promising technology discovered by internationally recognized scientific groups or institutions. Some of the most important collaborations of this nature are:

-   CONICET and National University of the Litoral: for creation of traits, with a focus on transcription factors for the development of drought tolerant transgenic plants.

-   University of Victoria (through Phytogene Pty Ltd, a wholly owned subsidiary of Agriculture Victoria Services Pty Ltd): for validation of multiple gene leads in forages and other crops.

-   University of Illinois: for accessing herbicide tolerance technology for use in the fields of soybeans and alfalfa.

The Group also has relationship with third parties who have product development capabilities or market presence outside the Group’s core geographic area, and to whom the Group licenses its technologies. The most important relationships of this nature are:

-	Advanta Ltd: for advancing the development of HB4 in crops such as sorghum, rice and canola.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

-	Pioneer Hi-Bred International: to include HB4 in its future corn hybrids

Through Verdeca, the Group has entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of HB4 biotechnology related to soy.

14.	SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenues

The Group is organized into three main operating segments:

-	Seed Biotechnology: This segment commercializes crop genetics across the wheat, soybean, corn and alfalfa seed markets. The seed biotechnology activities concentrate primarily on the development of technologies that increase yield per acre, with a secondary focus on providing crop protection technologies, designed to control weeds, insects or diseases, and enhancing quality traits, to improve nutritional value and other benefits. The segment focuses on commercializing integrated products that combine three distinct and complementary components: seed traits, germplasms and seed treatments, in order to enhance value for customers. While each component can increase yield independently, through an integrated technology strategy, the segment delivers traits, germplasms and seed treatments that complement each other when combined to produce higher crop yields. The segment generates revenue by commercializing seed biotechnology in one of two ways: directly to customers as an integrated seed product mainly through the Group’s subsidiary Bioceres Semillas S.A., or to third parties as a licensor of traits and/or germplasm for incorporation into non-proprietary products.

The segment currently generates revenues through seed sales, royalties and license fees to third parties.

-	Agro-industrial Biotechnology: This segment focuses on the production of industrial enzymes and fermentation technology for the conversion of sugars and oils in higher value molecules or compounds. Microbial fermentation solutions refers to the use of genetically engineered Bacillus subtilis strains for the conversion of low-cost sources of organic carbon to higher value molecules or compounds. The segment generates revenue through the commercialization of enzymes and solutions for the production of biopolymers such as PHA/PHB, biodiesel and ectoine—a protective substance that helps organisms survive certain types of stress conditions—from soybean glycerin.

The segment currently generates revenues through the production and sale of chymosin, an enzyme used in the manufacturing of cheese. The segment currently produces and commercializes small amounts of chymosin from a pilot facility, and is in the process of completing the plans for development of its first industrial-scale facility, intended to commence operations and commercialization by 2016. Also the Group intends to scale-up its production of chymosin and to accelerate its development of commercial technologies that rely on bacterial fermentation for conversions of soy glycerin to be used for the production of biofuels and bio-plastics.

-	Research and Development (“R&D”): This segment focuses on providing R&D services, biotechnology capabilities and specialized know-how to facilitate technology sourcing and product development efforts of the Group’s collaborations, as well as R&D services to selected third parties.

The segment currently generates revenues from R&D services that are carried out by the Group’s subsidiaries INDEAR and INMET, and are delivered to the Group’s joint venture companies, non-JV partners and third parties pursuant to contractual arrangements. The R&D subsidiaries also enter into early-stage research collaboration arrangements with external research groups as

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

part of technology development efforts. A portion of these collaborations are funded through government grants. INDEAR pursues R&D across a broad range of platforms and develops technology that is used in the Group’s seed biotechnology and agro-industrial biotechnology businesses. INMET was created to develop and commercialize fermentation solutions for environmentally-friendly production of high-value compounds by converting low-cost raw materials using genetically optimized bacteria.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated on the basis of market prices.

The following table presents information with respect to the Group’s reporting segments:

Year ended December 31, 2014	Seed Biotechnology	Agro-Industrial Biotechnology	Research & Development	Consolidated
Revenues
Sale of goods	5,394,310	2,654	—	5,396,964
Rendering of Services	—	—	4,159,365	4,159,365
Royalties	793,675	—	—	793,675
Licenses	67,453	—	—	67,453
Other	—	—	52,486	52,486
Government grants
Grants	—	—	1,343,806	1,343,806
Total revenue	6,255,438	2,654	5,555,657	11,813,749

Cost of sales (*)	(4,726,640)	(1,354)	(1,382,746)	(6,110,740)
Gross margin per segment	1,528,798	1,300	4,172,911	5,703,009
%	24%	49%	75%	48%
Operating costs				(5,367,168)
Net financing costs				104,669
Share in profit or loss of joint ventures				(931,076)
Loss before income tax				(490,566)
Income tax				(690,040)
Loss				(1,180,606)

(*) Cost of sales does not include depreciation.

Year ended December 31, 2013	Seed Biotechnology	Agro-Industrial Biotechnology	Research & Development	Consolidated
Revenues
Sale of goods	4,421,243	162,496	—	4,583,739
Rendering of Services	—	—	1,979,877	1,979,877
Royalties	817,336	—	—	817,336
Licenses	—	—	—	—
Other	—	—	6,336	6,336
Government grants
Grants	—	—	1,062,393	1,062,393
Total revenue	5,238,579	162,496	3,048,606	8,449,681

Cost of sales (*)	(4,359,083)	(79,567)	(1,080,768)	(5,519,418)

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Year ended December 31, 2013	Seed Biotechnology	Agro-Industrial Biotechnology	Research & Development	Consolidated
Gross margin per segment	879,496	82,929	1,967,838	2,930,263
%	17%	51%	65%	35%
Operating costs				(4,678,461)
Net financing costs				(160,035)
Share in profit or loss of joint ventures				(443,784)
Loss before income tax				(2,352,017)
Income tax				(663,776)
Loss				(3,015,793)

(*) Cost of sales does not include depreciation.

Presented below are revenue from external customers (the figures do not include government grants) according to geographic segments based on the location of the customers, and non current assets based on their geographic location:

	12/31/2014	12/31/2013
	Year ended
Revenue from External Customers
Argentina	6,655,910	6,107,709
Uruguay	1,809,202	1,279,579
United States of America	2,004,831	—
Total Revenue	10,469,943	7,387,288
	12/31/2014	12/31/2013
Non Current Operating Assets
Argentina	6,887,209	6,860,172
United States of America	471,167	899,955
Total	7,358,376	7,760,127

Revenue from one customer of the Seed Biotechnology segment and one customer of the Research and Development segment represented approximately US$ 1,500,000 and US$ 1,763,095, respectively, of the Group’s total revenue for the year ended December 31, 2014.

Revenue from one customer of Research and Development segment represented approximately US$ 828,120 of the Group’s total revenue for the year ended December 31, 2013.

15.	FINANCIAL INSTRUMENTS- RISK MANAGEMENT

1) Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

-	Cash and cash equivalents
-	Trade receivables
-	Other receivables

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

-	Trade and other payables
-	Bank overdrafts
-	Floating- rate bank loans
-	Fixed rate bank loans
-	Puttable instruments

The Group is exposed to the following financial risks that arise from its activities and from its use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Currency risk
-	Interest rate risk

This note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

2) Financial Instruments by category

Financial assets

	Amortized Cost
Financial asset	12/31/2014	12/31/2013	01/01/2013
Cash and Cash Equivalents	2,249,699	18,156	58,316
Trade Receivables	5,953,882	3,904,526	2,299,920
Other Receivables (except prepayments)	2,583,117	1,329,300	1,824,537
Total	10,786,698	5,251,982	4,182,773

Financial liabilities

	Amortized Cost
Financial liability	12/31/2014	12/31/2013	01/01/2013
Trade Payables and other payables	4,451,520	5,454,038	4,409,602
Borrowings	1,864,789	2,059,776	1,887,495
Employee benefits and social security	296,217	490,068	189,416
Other tax payables	120,894	60,398	53,714
Puttable Instruments	1,668,133	—	—
Total	8,401,553	8,064,280	6,540,227

3) Financial instruments not measured at fair value

Financial instruments not measured at fair value include cash and cash equivalents, trade and other receivables, trade and other payables, and loans and borrowings.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

Due to their short-term nature, the carrying value of cash and cash equivalents, trade and other receivables, trade and other payables approximates their fair value.

There are no financial liabilities measured at fair value.

4) General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the Group’s finance function, that periodically reports to the Board on the evolution of the risk management activities and results. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and monitoring of the risks and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all persons performing similar functions.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

a) Credit risk

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells seed and enzyme products and offers R&D and other services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, research and educational institutions and farmers who purchase the Group’s seed products and the Group’s R&D services. Type and class of customers may differ depending on the Group’s business segments.

The Group’s finance function determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ ageing analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

About 74% of the Group’s seed biotech segment sales for 2014 were made to 20 well-known customers with good quality standing, with the top two customers representing 39% of segment sales. In the R&D segment, sales for services rendered to the top two customers represented 42% of segment sales for 2014, with the rest distributed in various clients of R&D and technical services. Pilot-scale sales of enzymes in the agro-industrial biotech segment are concentrated with a few distributors.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit, before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on the basis of a prepayment or against furnishing of appropriate collateral. The Group may still seek collateral and guarantees, as considered appropriate for the credit profile of any customer.

In monitoring customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified into the restricted customer list and are supervised by management. In a case of a doubtful debt, the Group records a provision for the amount of the debt less the value of the collateral provided and acts to realize the collateral.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in management’s estimate, the loss embedded in debts, the collection of which is doubtful.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance.

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The Group’s cash balance is held with the following institutions:

	12/31/2014		12/31/2013		01/01/2013
Institution	Cash at bank	Short term deposits	Cash at bank	Short term deposits	Cash at bank	Short term deposits
Banco Muncipal de Rosario (Argentina)	632,055	—	—	—	—	—
Banco Patagonia S.A. (Argentina)	572,367	953,090	—	—	—	—
HSBC Bank (United States)	42,810	—	4,527	—	47,160	—
Banco de Galicia y Buenos Aires S.A. (Argentina)	38,494	—	621	—	6,695	—
PNC Bank NA (United States)	8,091	—	10,091	—	—	—
Nuevo Banco de Santa Fe S.A. (Argentina)	1,582	—	—	—	—	—
Industrial and Commercial Bank of China (Argentina) S.A.	42	—	46	—	1,160	—
Total	1,295,441	953,090	15,285	—	55,015	—

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

b) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The liquidity risk of each of the Group’s entities is managed centrally by the Group’s finance function.

The cash-flow forecast is determined at both entity level and consolidated level. The forecasts are reviewed by the Board in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial assets and liabilities:

12/31/2014	Up to 3 months	3 to 6 months	7 to 9 months	10 to 12 months	Over 1 year
Trade Receivables	4,248,238	852,822	852,822	—	—
Other Receivables (except prepayments)	318,757	189,813	1,446,776	—	627,771
Total	4,566,995	1,042,635	2,299,598	—	627,771
12/31/2014	Up to 3 months	3 to 6 months	7 to 9 months	10 to 12 months	Over 1 year
Trade Payables and other payables	2,670,912	1,335,456	445,152	—	—
Borrowings	184,597	181,803	181,803	181,803	1,134,783
Employee benefits and social security	264,092	32,125	—	—	—
Other tax payables	120,894	—	—	—	—
Puttable Instruments	—	—	—	—	1,668,133
Total	3,240,495	1,549,384	626,955	181,803	2,802,916
12/31/2013	Up to 3 months	3 to 6 months	7 to 9 months	10 to 12 months	Over 1 year
Trade Receivables	2,342,716	780,905	585,679	195,226	—
Other Receivables (except prepayments)	211,457	251,331	125,666	125,666	615,180
Total	2,554,173	1,032,236	711,345	320,892	615,180

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

12/31/2013	Up to 3 months	3 to 6 months	7 to 9 months	10 to 12 months	Over 1 year
Trade Payables and other payables	3,287,101	1,625,203	541,734	—	—
Borrowings	929,026	148,279	148,279	148,279	685,913
Employee benefits and social security	429,349	60,719	—	—	—
Other tax payables	60,398	—	—	—	—
Total	4,705,874	1,834,201	690,013	148,279	685,913
01/01/2013	Up to 3 months	3 to 6 months	7 to 9 months	10 to 12 months	Over 1 year
Trade Receivables	1,379,952	459,984	344,988	114,996	—
Other Receivables (except prepayments)	763,161	220,738	110,369	110,369	619,900
Total	2,143,113	680,722	455,357	225,365	619,900
01/01/2013	Up to 3 months	3 to 6 months	7 to 9 months	10 to 12 months	Over 1 year
Trade Payables and other payables	2,675,687	1,300,436	433,479	—	—
Borrowings	545,638	168,952	168,952	168,952	835,001
Employee benefits and social security	138,933	50,483	—	—	—
Other tax payables	53,714	—	—	—	—
Total	3,413,972	1,519,871	602,431	168,952	835,001

As of December 31, 2014, 2013 and January 1, 2013, the Group had no exposure to derivative liabilities.

As of December 31, 2014, the Group had non-current liabilities of US$ 1,816,430 consisting of puttable instruments relating to ordinary shares of Bioceres S.A. purchased by two investors, each of which has the right to put the shares back to the Group for cash consideration.

On July 15, 2014 and November 21, 2014, respectively, San Cristóbal and YPF each purchased 1,289 shares (equivalent to 64,450 shares after the 50-1 share split authorized by Shareholders on December 17, 2014) of Bioceres S.A. in connection with the Company’s capital increase at a value per share of US$ 791.64 (equivalent to US$ 15.85 per share after the 50-1 share split authorized by Shareholders on December 17, 2014), for total consideration of US$1,020,424 each. Each entity concurrently signed a put option contract with Bioceres, Inc. providing each entity the right to sell such shares to Bioceres, Inc. for a price equivalent to US$791.64 per share plus 4.5% of interest from the period between the date on which the agreement was signed and the date on which the option is exercised. The option can be exercised incrementally each year in an amount equal to 20% of the total acquired shares beginning in July 2018 in the case of San Cristóbal and November 2016 in the case of YPF.

c) Currency risk

Currency risk arises when individual entities within the Group enter into transactions denominated in a currency other than their functional currency (US$).

A significant part of the Group’s business activities is conducted in US$. However, some entities within the Group also have significant costs in AR$ (e.g. payroll cost considering of the majority of the Group’s employees are located in Argentina).

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

The Group’s policy is, where possible, to allow entities within the Group to settle liabilities denominated in US$ with the cash generated from their own operations in US$. Where group entities have liabilities denominated in a currency other than their functional currency (and have insufficient reserves of that currency to settle them), cash already denominated in that currency will, where possible, be transferred from elsewhere within the Group.

The Group has not used foreign exchange derivatives to hedge its currency risk exposure.

(i) Net Foreign Currency Position

As of December 31, 2014, 2013 and January 1, 2013, the Group’s net exposure to currency risk was as follows:

	US$ (Functional Currency)
Net foreign currency position	12/31/2014	12/31/2013	01/01/2013
AR$	(776,052)	(3,195,866)	(2,099,460)
Total net exposure	(776,052)	(3,195,866)	(2,099,460)

The estimated effect of an appreciation of AR$ against US$ of 30%, would have resulted in a net pre-tax loss of approximately US$ 0.2 million. The estimated effect of a depreciation of AR$ against the US$ of 30%, would have resulted in a net pre-tax gain of approximately US$ 0.2 million.

d) Interest Rate Risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group has not entered into derivative contracts to hedge this exposure.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination:

	12/31/2014	12/31/2013
	Carrying amount	Carrying amount
Fixed-rate instruments
Financial liabilities	1,612,343	1,593,453

Variable-rate instruments
Financial liabilities	252,446	466,323

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

5) Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the debt-to-capital ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as borrowings (as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus borrowings.

During the years ended December 31, 2014 and 2013, the Group’s strategy was to maintain the debt-to-capital ratio below 0.50. The objective of this strategy is to secure access to finance at reasonable cost by maintaining a high credit rating profile.

The debt-to-capital ratios at December 31, 2014, 2013 and January 1, 2013 were as follows:

Debt to capital ratio

	12/31/2014	12/31/2013	01/01/2013
Borrowings	1,864,789	2,059,776	1,887,495
Less cash and cash equivalents	(2,249,699)	(18,156)	(58,316)
Net debt	(384,910)	2,041,620	1,829,179
Total equity	8,767,985	5,078,682	6,726,052
Debt to adjusted capital ratio (%)	-4%	40%	27%

The decrease in the debt to adjusted capital ratio during 2014 resulted primarily from the increase in equity due to the capital contributions.

16.	LEASES
•	Finance lease – lessee

The Group leases 2 motor vehicles (see note 7.5). Such contracts were classified as finance leases as the rental period amounts to the estimated useful economic life of the assets concerned and the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a low nominal amount. The leases are payable in AR$.

Future minimum lease payments are due as follows:

12/31/2014	Minimum lease payments	Interest	Present Value
Less than 1 year	32,130	6,122	26,008
Total	32,130	6,122	26,008

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

12/31/2013	Minimum lease payments	Interest	Present Value
Less than 1 year	19,416	6,014	13,402
1 year- 5 years	33,586	—	33,586
Total	53,002	6,014	46,988
	12/31/2014	12/31/2013	01/01/2013
Current liabilities	26,008	13,402	—
Non-current liabilities	—	33,586	—
Total	26,008	46,988	—

There are no contingent rents related to finance leases and no subleases. There are no material restrictions imposed by lease arrangements.

•	Operating lease – lessee

The Group maintains leased land under operating leases.

The total value of future minimum lease payments related to non-cancellable operating leases is due as follows:

	12/31/2014	12/31/2013	01/01/2013
Less than 1 year	40,000	—	—
1 year- 5 years	160,000	—	—
Total	200,000	—	—

Minimum lease payments are denominated in US$ and payable in AR$ at US$/AR$ exchange rate applicable as of the payment date.

The total lease payments recognized as expenses during the years ended December 31, 2014 and 2013 are:

	12/31/2014	12/31/2013
Minimum lease payments	11,361	—
Total	11,361	—

Contingent rent is determined each year on the basis of the average market price of 37.5 Tons of soy. The average market price is calculated from the market price as of last working days of November and February, and as of May 15.

There are no subleases. There are no material restrictions imposed by lease arrangements.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

17.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the years ended December 31, 2014 and 2013, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Transaction amount
Party	Type of transaction	12/31/2014	12/31/2013
Joint ventures Trigall Genetics	Sales and services of R&D	1,591,301	1,279,579
Joint ventures Semya	Sales and services of R&D	759,759	—
Key management personnel	Wages, salaries, social contributions and benefits	(682,504)	(401,577)
Shareholders	Sale of seeds	2,415,354	3,577,043
Shareholders	Other sales	14,235	279,151
Shareholders	Purchases of seeds	(1,687,814)	(1,202,901)
Shareholders	Other Purchases	(70,488)	(31,472)
Total		2,339,843	3,499,823
		Amounts owed by related parties
Party	Type of transaction	12/31/2014	12/31/2013	01/01/2013
Joint ventures Trigall Genetics	Sales and services of R&D	1,948,863	1,251,462	—
Joint ventures Semya	Sales and services of R&D	928,727	—	—
Shareholders and other related parties	Others receivables- Current	86,922	126,669	603,057
Shareholders and other related parties	Others receivables - Non current	107,368	107,368	107,368
Shareholders	Sale of seeds
Shareholders	Other sales	1,105,402	1,390,544	1,495,716
Shareholders	Purchases of seeds
Shareholders	Other Purchases
Total		4,177,282	2,876,043	2,206,141
		Amounts owed to related parties
Party	Type of transaction	12/31/2014	12/31/2013	01/01/2013
Key management personnel	Wages, salaries, social contributions and benefits	(107,991)	(49,894)	(42,029)
Shareholders	Sale of seeds
Shareholders	Other sales	(1,017,045)	(434,986)	(457,438)
Shareholders	Purchases of seeds
Shareholders	Other Purchases
Total		(1,125,036)	(484,880)	(499,467)

The Group has not made any allowance for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2014 or 2013 regarding related party transactions.

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

18.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and benefits, was as follows for the years ended December 31, 2014 and 2013:

	12/31/2014	12/31/2013

Wages, salaries, social contributions and benefits	682,504	401,577
Total	682,504	401,577

In December 2014 the Company´s shareholders approved the issuance of stock options exercisable in respect of up to 632,000 ordinary shares and stock grants of up to 632,000 ordinary shares (the “Equity Incentive Awards”). Stock options with respect to 464,520 ordinary shares will be issued to certain executives officers and directors of the Group. The stock grants will be issued over time, although as of the date of authorization for issue of the consolidated financial statements none have been issued. The stock option awards are governed pursuant to a form option award agreement and the stock grants are governed pursuant to a form stock grant award agreement.

The Stock Options exercisable for 464,520 ordinary shares have an exercise price of US$15.85 per share, will be granted to certain executives officers and directors of the Group, and may be exercised beginning April 1, 2017.

The Stock Grants exercisable for up to 632,000 ordinary shares to be granted to the Group’s executives officers and directors in accordance with Argentine capital markets law will be allotted during 2015.

The Company entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors based on the performance of individuals and market trends.

The Group currently does not pay any compensation to any of its non-employee board members.

19.	COMMITMENTS

Funding Agreements for Hahb 4 between Bioceres and private collaborators

Between 2005 and 2007, the Company entered into agreements with various investors in order to obtain funding in the aggregate amount of approximately US$ 1,038,000 for research related to early stage technology for the development of drought tolerant crops (“Hahb 4”), with some results of this research to be potentially included in the HB4 trait. Such agreements granted the investors the right to receive a percentage of the rights and royalties payable to the Company in the event of the successful

BIOCERES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014, 2013 and January 1, 2013, and for the years ended
December 31, 2014 and 2013
(Amounts expressed in US$, unless otherwise stated)

commercialization of the resulting technology. As of the date of authorization for issue of these consolidated financial statements, Hahb 4 is incorporated into a leading product being developed by Verdeca solely in respect of drought resistance in soybeans. In consideration of the exclusive license granted to Verdeca to use and commercialize soybean HB4, Bioceres Inc. will receive from Verdeca 15% of the net revenue realized for the commercialization of soybean HB4 which contains HB4 trait and Hahb 4. Thus, upon the successful commercialization of soybean HB4, the Company will be contractually obliged to pay investors up to an aggregate of 54.40% of royalties received from a portion of the 15% license fee that the Company will receive from Verdeca (i.e. the portion which corresponds to the initial technology or Hahb 4), but not on the total of such income.

Intellectual property asset purchase agreement

In February 27, 2014, INDEAR signed an agreement with Concept Capital Management Ltd (a Canadian corporation) where INDEAR bought 7 chymosin patents in exchange of US$ 90,000 (payable 90 business days after the agreement’s date) and a contingent consideration (up to a maximum amount of US$ 95,000) based on the annual EBITDA of INDEAR calculated from ARG GAAP figures during the years 2015 to 2018 (called “earn-out period”) as follows:

-	If achieves EBITDA of US$ 500,000: US$ 15,000
-	If achieves EBITDA of US$ 1,000,000: US$ 25,000
-	If achieves EBITDA of US$ 1,500,000: US$ 30,000
-	If achieves EBITDA of US$ 2,000,000: US$ 25,000

The annual earn-out payment shall be paid annually within 30 business days of the determination of each annual yearly earn-out.

20.	EVENTS AFTER THE REPORTING PERIOD

After December 31, 2014 no significant facts, circumstances or events took place which could require adjustments in the consolidated financial statements or require disclosure in notes to the consolidated financial statements.

The Group evaluated transactions occurring after December 31, 2014 through the date of authorization for issue of the consolidated financial statements indicated in note 2.2. The Group has given retrospective effect to the number of shares to reflect the new capital structure after the share split approved by the Company’s shareholders on December 17, 2014 as described in notes 10 and 11.

Independent Auditor’s Report

Board of Directors of
SEMYA S.A.
Rosario (Province of Santa Fe), Argentina

We have audited the accompanying financial statements of SEMYA S.A. (“the Company”), which comprise the statement of financial position as of December 31, 2014, and the related statement of profit or loss and other comprehensive income, changes in equity, and cash flows for the period of 153 days then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEMYA S.A. as of December 31, 2014, and the results of its operations and its cash flows for the period of 153 days then ended in accordance with IFRS as issued by IASB.

Rosario (Province of Santa Fe), Argentina

April 7, 2015

Becher y Asociados S.R.L.

/s/ Fabián Gustavo Marcote

Partner

SEMYA S.A.

FINANCIAL STATEMENTS
As of December 31, 2014 and
for the period of 153 days ended December 31, 2014

Fiscal Year No 1
Started at August 1, 2014 and ended December 31, 2014

Amounts expressed in United States Dollars (“US$”)

Name:	SEMYA S.A.
Legal address:	Ocampo 210 Bis - Predio CCT Rosario – Province of Santa Fe
Main activities of SEMYA S.A:	Research and development for commercialization of seed treatments and agricultural biological input applications for the soybean, wheat, corn and alfalfa markets.
Registration before the Public Registry of Commerce:	Bylaws	Registration in process
Bylaws expiry date:		10 years since registration before the Public Registry of Commerce

SEMYA S.A.

STATEMENT OF FINANCIAL POSITION
As of December 31, 2014
(Amounts expressed in US$)

	Notes	12/31/2014
ASSETS
CURRENT ASSETS
Other receivables	6.1	175,384
Total current assets		175,384
NON CURRENT ASSETS
Other receivables	6.1	1,773
Deferred tax assets	8	449,400
Total non current assets		451,173
Total assets		626,557
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	6.2	1,428,316
Total current liabilities		1,428,316
NON CURRENT LIABILITIES
Trade and other payables	6.2	1,752
Total non current liabilities		1,752
Total liabilities		1,430,068
EQUITY
Issued capital	9	14,599
Retained earnings		(818,110)
Total equity		(803,511)
Total equity and liabilities		626,557

SEMYA S.A.

STATEMENT OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
For the period of 153 days ended December 31, 2014
(Amounts expressed in US$)

	Notes	12/31/2014

Research and development	7.1	(1,277,957)
Operating loss		(1,277,957)

Finance income	7.2	10,447
Loss before income tax		(1,267,510)

Income tax	8	449,400
Loss		(818,110)

Total comprehensive loss		(818,110)

SEMYA S.A.

STATEMENT OF CHANGES IN EQUITY
For the period of 153 days ended December 31, 2014
(Amounts expressed in US$)

Description	Shareholder’s contributions Issued capital (Note 9)	Accummulated earnings Retained earnings	Total equity
1/8/2014	14,599	—	14,599
Loss	—	(818,110)	(818,110)
12/31/2014	14,599	(818,110)	(803,511)

SEMYA S.A.

STATEMENT OF CASH FLOWS
For the period of 153 days ended December 31, 2014
(Amounts expressed in US$)

	Notes	12/31/2014

OPERATING ACTIVITIES
Loss		(818,110)

Adjustments to reconcile profit / (loss) to net cash flows
Income tax	8	(449,400)
Working capital adjustments
Other receivables		(162,558)
Trade and other payables		1,430,068
Net cash flows from used in operating activities		—

Net increase / (decrease) in cash and cash equivalents		—
Cash and cash equivalents as of beginning of the year		—
Cash and cash equivalents as of the end of the year		—

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

Subject
1) Company overview and purpose for these financial statements
2) Basis of preparation
2.1) Statement of compliance with IFRS as issued by IASB
2.2) Authorization for the issue of the financial statements
2.3) Basis of measurement
2.4) Functional currency and presentation currency
3) Standards issued not yet effective
4) Summary of significant accounting policies
4.1) Financial assets
4.2) Research and development
4.3) Financial liabilities
4.4) Shareholder’s contributions
4.5) Income tax and minimum presumed income tax
5) Critical accounting judgments and estimates
5.1) Critical judgments
5.2) Critical estimates
6) Information about components of statement of financial position
6.1) Other receivables
6.2) Trade and other payables
7) Information about components of statement of profit or loss and other comprehensive income
7.1) Research and development
7.2) Finance income
8) Income tax
9) Information about components of equity
10) Notes to the statement of cash flows
11) Financial instruments- risk management
12) Shareholders and other related parties balances and transactions
13) Events after the reporting period

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

1.   COMPANY OVERVIEW AND PURPOSE FOR THESE FINANCIAL STATEMENTS

SEMYA S.A. is a Sociedad Anónima incorporated under Argentine Corporations’ Law in the Province of Santa Fe, Republic of Argentina and domiciled at Ocampo 210 Bis - Predio CCT, in the City of Rosario, Province of Santa Fe, Argentina.

The Company is an Argentina-based joint venture with Rizobacter Argentina S.A. focused on the research and development for the commercialization of seed treatments and agricultural biological input applications for the soybean, wheat, corn and alfalfa markets.

For the filing of Bioceres S.A., one of its joint-controlling shareholders, with the United States Securities and Exchange Commission (“SEC”), as required by Rule 3-09 of Regulation S-X, the Company prepared these financial statements of the Company under IFRS as issued by IASB, in accordance with the basis of preparation explained in Note 2 and the accounting policies summarized in Note 4.

2.   BASIS OF PREPARATION

2.1.   Statement of Compliance with IFRS as issued by IASB

These financial statements are prepared under both International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and IFRS as adopted by Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). These financial statements do not present comparative information because this is the first fiscal year of the Company.

2.2.   Authorization for the Issue of the Financial Statements

These financial statements of the Company as of December 31, 2014 and for the period of 153 days ended December 31, 2014 have been authorized for issue by the Board of Directors of the Company in its meeting dated April 6th, 2015. These financial statements are presented in US$ for use in the filing of Bioceres S.A. with the SEC.

2.3.   Basis of Measurement

The financial statements of the Company have been prepared using:

•	Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Company’s Management about the ability of the Company to continue as a going concern, in accordance with the requirements of paragraph 25 of International Accounting Standard (IAS) 1, and that considered the events outlined in Note 13;
•	Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there were no cash flows; and
•	Historical Cost Basis.

2.4.   Functional Currency and Presentation Currency

•	Functional Currency

The Company determines its functional currency, which is the currency of the primary economic environment in which operates. The functional currency of the Company is the United States Dollar (US$).

The items included in the financial statements of the Company are measured using its functional currency.

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

•	Presentation Currency

The financial statements of the Company are presented in US$, which is the functional currency of the Company.

•	Foreign Currency

Transactions entered into by the Company in a currency other than its functional currency are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the end of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss.

•	Foreign exchange controls in Argentina

During 2012, the Argentine Government implemented formal and informal controls on the ability of companies and individuals to purchase foreign currency. Those controls include, among others, the requirement to obtain the previous validation from the AFIP (Administración Federal de Ingresos Públicos, the Argentine Tax Authority) of the foreign currency transaction, which approval process could delay or even restrict the ability to purchase foreign currency through the MULC (Mercado Único Libre de Cambios, the single free exchange market), administered by the BCRA (Central Bank of Republic of Argentina) as the only means by which exchange transactions can be lawfully made. Although the transfer of funds abroad by entities domiciled in Argentina to pay dividends to foreign shareholders, based on approved and audited financial statements, does not currently require formal approval by the BCRA, there can be no assurance as to whether the Company could obtain all or part of the requested foreign currency in MULC at the moment it approves a dividend distribution. As of the date of issuance of these financial statements, the Company has not distributed and does not intend to distribute cash dividends in the foreseeable future.

3.   STANDARDS ISSUED NOT YET EFFECTIVE

The standards and interpretations issued, but not yet effective up to the date of issuance of the Company’s financial statements, which are or may be applicable to the Company, are disclosed below. The Company intends to adopt these standards and interpretations when they become effective, except otherwise stated.

IFRS 9- Financial Instruments (version 2014)
IFRS 15- Revenue from Contracts with Customers
Annual Improvements to IFRS 2012-2014 Cycle: IFRS 7- Financial Instruments: Disclosures
Annual Improvements to IFRS 2012-2014 Cycle: IAS 34- Interim Financial Reporting
Amendments to IAS 1: Disclosure Initiative

IFRS 9- Financial Instruments (version 2014)

In July 2014, the IASB issued the final version of “IFRS 9 Financial Instruments” which reflects all phases of the financial instruments project and replaces “IAS 39 Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

The Company early adopted IFRS 9 (version 2013).

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

The new measurement and classification requirements in IFRS 9 (version 2014) are not applicable to the Company’s business model for managing its financial assets and that model is not expected to change in the foreseeable future. The Company does not use hedge accounting.

Regarding the new impairment requirements in IFRS 9 (version 2014), the Company will have to change its impairment testing methodology for financial assets from an “incurred losses model” to the new “expected losses model”. Because of this change, the Company could need to recognize in the future some impairment losses for financial assets, not recognized under the current model, generated from expected losses not yet incurred.

IFRS 15- Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted.

The Company is currently assessing the impact of IFRS 15, including the new disclosure requirements, and plans to adopt the new standard on the required effective date.

The Company will follow new developments and discussions about the practical challenges for adoption of IFRS 15 in the industry, especially discussions of the Joint Transition Resource Group for Revenue Recognition created by IASB and the FASB (United States Financial Accounting Standards Board) and possible amendments or clarifications to IFRS 15.

Because of the factors above mentioned, it is not possible at this moment to estimate the potential effects in the Company’s revenue recognition accounting policies, but it can be anticipated that disclosures about revenue shall be more extensive than disclosures that would have been required under IAS 18.

Annual Improvements to IFRS 2012-2014 Cycle: IFRS 7- Financial Instruments: Disclosures

The amendments adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required and clarify the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

These amendments are effective for annual periods beginning on or after July 1, 2016, with early application permitted. These amendments are not expected to have material impact to the Company.

Annual Improvements to IFRS 2012-2014 Cycle: IAS 34- Interim Financial Reporting

The amendments clarify the meaning of “elsewhere in the interim report” and require a cross-reference.

These amendments are effective for annual periods beginning on or after July 1, 2016, with early application permitted. These amendments are not expected to have material impact to the Company.

Amendments to IAS 1: Disclosure Initiative

The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports.

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. These amendments are not expected to have material impact to the Company.

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.   Financial assets

The Company early adopted IFRS 9 (version 2013).

The Company measures its financial assets at initial recognition at fair value.

The Company classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

-	The Company’s business model for managing the financial assets; and
-	The contractual cash flows characteristics of the financial asset.

The Company did not irrevocably designate a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

The Company does not apply hedge accounting.

4.2.   Research and development

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;
-	Adequate resources are available to complete the development;
-	There is an intention to complete and sell the product;
-	The Company is able to sell the product;
-	Sale of the product will generate future economic benefits; and
-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the statement of profit or loss and other comprehensive income as incurred (Note 7.1).

As of December 31, 2014 the Company had not capitalized development expenditures because they are related to projects in an early phase of development.

The Company has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following 6 phases:

i) Discovery: The first phase in the technology development process is discovery, or the identification of candidate genes or genetic systems, metabolites, or microorganisms, potentially capable of enhancing specified plant characteristics. In the Company’s experience, the discovery phase typically lasts 18 months, though may range to as many as 36 months for plant Genetically Modified (“GM”) traits.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to this phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation. In the Company’s experience, the proof of concept phase typically lasts 36 months, though may range to as many as 4 years for plant GM traits.

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept. The early development phase typically lasts 24 months.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. The advanced development and deregulation phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking as many as 3 years.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. The pre-launch phase may last up to 24 months.

vi) Product launch: This phase is the last milestone of the research and development process. Successful product launch will trigger royalty payments to the joint-controlling shareholders, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase, because at this stage success is considered to be probable.

4.3.   Financial liabilities

The Company early adopted IFRS 9 (version 2013).

The Company measures its financial liabilities at initial recognition at fair value.

The Company classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest method).

The Company did not irrevocably designate a financial liability as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

The Company does not apply hedge accounting.

4.4.   Shareholder’s contributions

•	Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability.

The Company’s ordinary shares are classified as equity instruments and they are measured at nominal value.

4.5.   Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the statement of financial position differs from its tax base, except for differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit.

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

Minimum presumed income tax applies to assets of the entities domiciled in Argentina. The tax is only applicable if the total value of the assets is above Argentine Pesos (AR$) 200,000 at the end of the fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on minimum presumed income tax is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on minimum presumed income.

As of December 31, 2014 there is no minimum presumed income tax balances.

5.   CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

5.1.   Critical judgments

The Company did not identify any critical judgment in the preparation of these financial statements.

5.2.   Critical estimates

-	Recognition and recoverability of deferred tax asset (note 8).

6.   INFORMATION ABOUT COMPONENTS OF STATEMENT OF FINANCIAL POSITION

6.1.   Other receivables

12/31/2014
Current
Value added tax	161,200
Unpaid share capital (Note 12)	14,184
175,384

Non Current
Deposit in guarantee of directors (Note 12)	1,773
1,773

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

.

6.2.   Trade and other payables

12/31/2014
Current
Trade payables- Shareholders and related parties (Note 12)	1,428,316
1,428,316

Non Current
Directors (Note 12)	1,752
1,752

7.	INFORMATION ABOUT COMPONENTS OF STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

7.1.   Research and development

Item	Research and development expenses 12/31/2014
Services provided by shareholders and related parties (Note 12)	1,277,957
Total	1,277,957

Research and development activities are carried out by the Company’s shareholders or related parties on behalf of the Company in exchange of consideration in accordance with service agreements signed by the parties.

Related projects are in the “proof of concept” and “early development” phases.

7.2.   Finance income

Period ended 12/31/2014
Exchange differences	10,447
10,447

Exchange difference is generated by balances and transactions in currencies other than the functional currency (US$).

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

8.   INCOME TAX

The breakdown of items making up deferred tax assets as of December 31, 2014 is as follows:

12/31/2014
Deferred tax assets
Unused Tax Losses	449,400
Total deferred tax assets	449,400

The roll forward of deferred tax assets as of December 31, 2014 is as follows:

	Balance 1/8/2014	Income tax provision 12/31/2014	Balance 12/31/2014
Deferred tax assets
Unused Tax Losses	—	449,400	449,400
Total deferred tax assets	—	449,400	449,400

The following table provides a reconciliation of the statutory tax rate to the effective tax rate.

Period ended 12/31/2014
Loss before income tax	(1,267,510)
Tax rate	35%
Income tax charge by applying
Tax rate to profit / (loss) before tax	443,629
Exchange difference	5,771
Income tax expense	449,400
Effective tax rate	-35%

The charge for income tax charged directly to profit or loss includes the following:

Period ended 12/31/2014
Deferred tax	449,400
449,400

The amount and expiry date of carry forward tax losses as of December 31, 2014 is as follows:

Fiscal Year	Tax Losses (35%)	Prescription
12/31/2014	449,400	12/31/2019
	449,400

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

The amount of tax losses for the period of 153 days ended on December 31, 2014 is an estimate of the amount to be presented in the tax return.

Estimate

There is an inherent material uncertainty related to management’s estimation of the ability of the Company to use the deferred tax assets (carryforward of unused tax loses), because their future utilization depends on the generation of enough future taxable income by the Company during the periods in which the unused tax losses can be used.

On the basis of projections of future taxable income through the periods in which the deferred tax assets are deductible, the Company’s management estimate that it is probable that the Company can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the Company.

The estimates of management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the financial statements do not include adjustments that could result if the Company would not be able to recover the deferred tax assets through the generation of enough future taxable income.

9.   INFORMATION ABOUT COMPONENTS OF EQUITY

Shares outstanding as of December 31, 2014 are as follows:

Year end	Number of shares (authorized and issued)	Class	Face value (AR$)	Voting rights (per share)	Number of shares issued and fully paid	Number of shares issued and not paid
12/31/2014	12,000	Ordinary	10	1	—	12,000

Below is a description of share capital as of December 31, 2014:

Year end	Capital Authorized, Subscribed and issued (AR$)	Capital fully paid (AR$)	Capital subscribed and not paid (AR$)	Capital Subscribed and issued (US$)	Capital subscribed and fully paid (US$)	Capital subscribed and not paid (US$)
12/31/2014	120,000	—	120,000	14,599	—	14,599

The reconciliation of the number of shares outstanding at the beginning and at the end of each reporting period is as follows:

Period	Number of shares outstanding	Capital Subscribed and issued (AR$)	Capital Subscribed and issued (US$)
Shares issued 08/01/2014	12,000	120,000	14,599
12/31/2014	12,000	120,000	14,599

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

10.   NOTES TO THE STATEMENT OF CASH FLOWS

Significant non-cash transactions related to investing and financing activities are as follows:

Period ended 12/31/2014
Financing activities
Capital contributions not yet paid	14,599
14,599

11.   FINANCIAL INSTRUMENTS- RISK MANAGEMENT

1) Principal financial instruments

The principal financial instruments used by the Company, from which financial instrument risk arise, are as follows:

-	Other receivables
-	Trade and other payables

The Company is exposed to the following financial risks that arise from its activities and from its use of financial instruments:

-	Liquidity risk
-	Currency risk

This note provides information on the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes regarding the measurement and management of each risk.

The Company does not use derivative financial instruments to hedge any of the above risks.

2) Financial Instruments by category

Financial assets

All financial assets (included in the line “other receivables”) are classified in the category “amortized cost”, amounting to US$ 177,157 as of December 31, 2014.

Financial liabilities

All financial liabilities (included in the line “trade and other payables”) are classified in the category “amortized cost”, amounting to US$ 1,430,068 as of December 31, 2014.

3) Financial instruments not measured at fair value

Financial instruments not measured at fair value include other receivables, and trade and other payables.

The carrying amount of other receivables, and trade and other payables approximates their fair value.

4) General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

The Company’s risk management policy is established to identify and analyze the risks facing the Company, to set appropriate risk limits and controls and monitoring of the risks and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and the Company’s activities.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

a) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations when they come due.

The Company’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources.

The forecasts are reviewed by the Board of Directors in advance, enabling the Company’s cash requirements to be anticipated. The Company examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

12/31/2014	Up to 3 months	3 to 6 months	7 to 9 months	10 to 12 months	Over 1 year
Trade and other payables	—	1,428,316	—	—	1,752
Total	—	1,428,316	—	—	1,752

All financial liabilities are owed to related parties (Note 12).

As of December 31, 2014, the Company had no exposure to derivative liabilities.

b) Currency risk

Currency risk arises when the Company enter into transactions denominated in a currency other than its functional currency (US$).

A significant part of the Company’s business activities is conducted in US$. However, it also has material balances in AR$ (mainly derived from taxes).

The Company’s policy is, where possible, to settle liabilities denominated in US$ with the cash generated from their own operations in US$. Where the Company has liabilities denominated in a currency other than its functional currency (and has insufficient reserves of that currency to settle them), cash already denominated in that currency will, where possible, be transferred from its joint-controlling shareholders.

The Company has not used foreign exchange derivatives to hedge its currency risk exposure.

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

(i) Net Foreign Currency Position

As of December 31, 2014, the Company’s net exposure to currency risk was as follows:

US$ (Functional Currency)
Net foreign currency position	12/31/2014
AR$	175,405
Total net exposure	175,405

The estimated effect of an appreciation of AR$ against US$ of 50%, would have resulted in a net pre-tax gain of approximately US$ 58,468. The estimated effect of a depreciation of AR$ against the US$ of 50%, would have resulted in a net pre-tax loss of approximately US$ 58,468.

5) Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

12.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period of 153 days ended December 31, 2014, the transactions between the Company and related parties, and the related balances owed by and to them, are as follows:

Party	Type of transaction	Transaction amount 12/31/2014
Entities with joint control of the Company	Research and development	513,952
Other related parties	Research and development	764,005
Entities with joint control of the Company	Capital contribution	14,599
Total		1,292,556

Party	Type of transaction	Amounts owed by related parties 12/31/2014
Entities with joint control of the Company	Unpaid share capital	14,184
Key management personnel	Guarantee of directors	1,773
Total		15,957

SEMYA S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2014 and for the period of 153 days ended
December 31, 2014
(Amounts expressed in US$, unless otherwise stated)

Party	Type of transaction	Amounts owed to related parties 12/31/2014
Entities with joint control of the Company	Research and development	(510,349)
Other related parties	Research and development	(917,967)
Key management personnel	Guarantee of directors	(1,752)
Total		(1,430,068)

The Company has not made any allowance for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2014 regarding related party transactions.

There is no key management personnel compensation. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.

13.   EVENTS AFTER THE REPORTING PERIOD

The Company evaluated transactions occurring after December 31, 2014 through the date of authorization for issue of the financial statements indicated in note 2.2.

After December 31, 2014 no significant facts, circumstances or events took place which could require adjustments in the financial statements or require disclosure in notes to the financial statements, except for the events described below.

On April 6, 2015, the joint-controlling shareholders committed to contribute AR$ 6,783,022 each (AR$ 13,566,044 in total) in order to fund the Company’s activities.

             Shares

BIOCERES S.A.

Ordinary Shares

PROSPECTUS

Until           , 2015 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

Joint book-running managers

Piper Jaffray

Itaú BBA

          , 2015

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

The indemnity agreements that the registrant maintains with its directors and other officers provide that, subject to Argentine corporate law, every person who is or was at any time a director or other officer (excluding an auditor) of the registrant may be indemnified out of the assets of the registrant against all costs, charges, expenses, losses or liabilities incurred by him in performing his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

The registrant plans to maintain insurance for its directors regarding negligence or fault under the terms and to the extent allowed by Argentine corporate law.

Subject to the exceptions and limitations set forth below and mandatory provisions of law, every person who is, or has been, a director or officer of Bioceres will be indemnified by Bioceres to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of Bioceres and against amounts paid or incurred by him or her in the settlement thereof. The words “claim,” “action,” “suit” or “proceeding” refer to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

No indemnification, however, will be provided to any director or officer against any liability to Bioceres or its shareholders: (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of such indemnitee director or officer; or (ii) by reason of payment made under the insurance policy or any third party that has no recourse against the indemnitee director or officer.

The rights of indemnification described above continue as to a person who has ceased to be such director or officer for a period of no longer than two years. Nothing contained in Bioceres S.A.’s bylaws affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law

Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding of the character described above will be advanced by prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, who must repay such amount if it is ultimately determined that he is not entitled to indemnification.

Bioceres maintains an insurance policy that protects its directors and officers from liabilities incurred as a result of actions taken in their official capacity.

In the underwriting agreement, the international underwriters will agree to indemnify, under certain conditions, the registrant, members of the registrant’s board of directors, members of the executive management board and persons who control the registrant within the meaning of the Securities Act, against certain liabilities. See “Item 9. Undertakings” for a description of the Commission’s position regarding such indemnification provisions.

Item 7.	Recent Sales of Unregistered Securities

In the three years ended December 31, 2014, the registrant has sold over 10,000 shares to over 100 investors either through preferential purchase rights or through capital increases. No shares were publicly offered and all sales were made by us directly to the investors. We have made such unregistered sales in reliance on Section 4(a)(2) and Regulation S of the Securities Act. In 2011, we sold 12,307 shares to 62 investors at a price of $104.17 per share. In 2012, we sold 5,108 shares to 63 investors at a price of $791.64 per share. In 2013, we sold 1,709 shares to 15 investors at a price of $791.64 per share. In 2014, we sold 8,008 shares to 36 investors at a price of $791.64 per share and granted 462,520 options to certain executives at an exercise price of $15.85. All share amounts refer to pre-stock split figures.

Item 8.	Exhibits and Financial Statement Schedules
(a)	The Exhibit Index is hereby incorporated in this prospectus by reference.
(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To provide the international underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the international underwriters to permit prompt delivery to each purchaser.
(2)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(3)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in           on this           day of             , 2015.

Bioceres S.A.

Name:
Title:

POWER OF ATTORNEY

We, the undersigned directors and officers of Bioceres S.A., hereby severally constitute and appoint          ,           and           each of them singly, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Federico Trucco	Chief Executive Officer (Principal Executive Officer)

Andrés Vacarezza	Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)

Marcelo Adolfo Carrique	Chairman of the Board

Victor Hugo Trucco	Vice-Chairman

Cintia Guillermina Castagnino	Director

Orlando Mario Aguilar	Director

Signatures	Title	Date

Manuel Alberto Sobrado	Director

Rogelio Juan Fogante	Director

Aimar Dimo	Director

Jorge Alberto Maurino	Director

By:	Authorized Representative in the United States
Name:
Title:

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1*	Form of Underwriting Agreement
3.1	Form of Bylaws
4.1*	Specimen American Depositary Receipt (included in Exhibit 4.2)
4.2*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
5.1*	Opinion of Linklaters LLP
10.1†	Specific Agreement dated 2003 between Bioceres S.A., CONICET and National University of Litoral
10.2†	Amendment to the Specific Agreement dated May 5, 2010 between Bioceres S.A., CONICET and National University of Litoral
10.3†	Agreement dated February 28, 2012, between Bioceres S.A., CONICET and National University of Litoral
10.4†	Framework Agreement dated February 26, 2013 between Bioceres, Inc. and FD Admiral SAS
10.5†	Letter Agreement dated February 24, 2012 between Bioceres, Inc. and Arcadia Biosciences, Inc.
10.6†	Amendment to the Funding Option and Stock Purchase Agreement dated September 29, 2014 between Bioceres, S.A. and Arcadia Biosciences, Inc.
10.7	Lease Agreement dated November 30, 2004 between INDEAR and CONICET
10.8	Form of Indemnity Agreement by and between Bioceres S.A. and each of its directors and executive officers
10.9*	Form of Option Award Agreement between Bioceres S.A. and certain of its directors and executive officers
10.10*	Form of Stock Grant Award Agreement between Bioceres S.A. and certain of its directors and executive officers
21.1	List of Subsidiaries
23.1*	Consent of Becher y Asociados S.R.L. (a BDO member firm in Argentina), independent registered public accounting firm
23.2*	Consent of Linklaters LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page)
99.1*	Consent of Director Nominees

* To be filed by amendment

† Confidential treatment has been requested with respect to certain portions of this exhibit. The omitted portions have been filed separately with the Securities and Exchange Commission.